Exhibit 99.6

Sun Life

2020 Annual Report

Sun Life Financial Inc.

2020 Sun Life 2020 Annual Report Sun life financial inc.

TABLE OF CONTENTS 02 Financial highlights 03 Message from the Chair 04 CEO’s message 09 Management’s discussion and analysis 98 Consolidated financial statements and notes 181 Sources of earnings 184 Board of directors and executive team 185 Subsidiaries and associates 190 Major offices 193 Corporate and Shareholder information The world of Sun Life Sun Life is a leading international financial services organization. We provide insurance, wealth and asset management solutions to individual and corporate Clients worldwide. 42,100 employees* Offices in 27 markets* 140,900 advisors* *At the end of 2020. Includes Asia joint ventures. Our commitment to sustainability Underpinned by our purpose, sustainability is a strategic priority for Sun Life and essential to our long- term success. We strive to embed sustainability in everything we do to drive the best social and economic outcomes for our Clients, employees, investors and communities. Our goal is to contribute to a healthier, more financially resilient, environmentally secure, socially just and economically prosperous world. Read about our sustainability efforts at sunlife.com/sustainability. Clients at the centre The COVID-19 pandemic affected us all. Throughout 2020, Sun Life was there for our Clients, when and where they needed us most. • Extended premium payment grace periods, extended coverage and simplified claim payments. • Provided flexibility to meet loan or mortgage payments. • Enhanced digital distribution and virtual tools to support advisors and serve Clients. CAN Introduced virtual health-care services through Lumino Health Virtual Care, powered by Dialogue. CAN Held 164,000+ virtual advisor-Client meetings. AM SLC Management acquired new businesses, providing institutional Clients with diversified solutions. AM MFS Investment Management delivered strong performance for Clients, with 97%, 95% and 94% of U.S. retail assets ranked in the top half of their Morningstar categories, based on ten-, five- and three-year performance, respectively. U.S. Added COVID-19 coverage to our critical illness policies. U.S. Extended timelines to help furloughed Clients keep their benefits coverage. ASIA Introduced virtual sales experiences in our markets, so Clients and advisors could interact without paper or meeting face-to-face. ASIA Added more hospitals/clinics to coverage and offered additional cash benefits for hospital expenses.

Thank you Sun Life for the assistance at the time I needed it most! Cecil, a Sun Life Client from the Philippines, was diagnosed with stage 3 breast cancer. Her life-saving treatment was costly, and Cecil struggled to afford it, especially when COVID-19 negatively affected her husband’s business. Thanks to Cecil’s Sun Life Critical Illness policy, some additional health benefits, and help from family and friends, Cecil received treatment and is now cancer-free. OUR PURPOSE Helping our Clients achieve lifetime financial security and live healthier lives Balanced and diversified business Business type diversification Underlying net income*,1,2 9% Run-off 13% Wealth 32% Asset management 21% Group insurance 25% Individual insurance 2020 Business group diversification Underlying net income*,1,2 5% Sun Life UK 16% Sun Life U.S. 32% Sun Life Asset Management** 2020 16% Sun Life Asia 31% Sun Life Canada $1.25 trillion Assets under management1,2 $18 billion Claims and benefits paid in 20201,2 *Excludes Corporate Support **Includes operations in North America, Europe, Asia and Australia

FINANCIAL HIGHLIGHTS Delivering value to our shareholders 5-year total shareholder return Sun Life 58% TSX Financial Sector 57% TSX Composite 56% Dec-15 Dec-16 Dec-17 Dec-18 Dec-19 Dec-20 Dividend per common share 8% 5-Year CAGR3 $2.10 $2.20 $1.91 $1.75 $1.62 2016 2017 2018 2019 2020 Represents Total Shareholder Return as described in our 2020 Management Information Circular. Data source: Bloomberg. Underlying net income2 in C$ millions 7% 5-Year CAGR3 $3,213 $3,057 $2,947 $2,546 $2,335 2016 2017 2018 2019 2020 Sales growth2 Insurance 10% 5-Year CAGR3 Wealth and asset management 13% 5-Year CAGR3 Value of new business2,4 in C$ millions 10% 5-Year CAGR3 $1,206 $1,154 $1,140 $968 $860 2016 2017 2018 2019 2020 Strong capital and financial flexibility Life insurance capital adquacy test (LICAT) ratio1 147% sun life Financial inc. 127% sun life assurance financial leverage ratio1,2 23.5% target leverage ratio is 25% Medium-term financial objectives2 based on underlying net income EPS growth 8-10% per annum 8% growth in earnings per share Return on equity 12-14% 5-year progress on medium-term objectives5 13.5% return on equity Dividend payout ratio 40-50% 41% Dividend payout ratio 1All figures as of December 31, 2020. • 2Underlying net income, underlying return on equity (ROE), underlying earnings per share, financial leverage ratio, dividend payout ratio, value of new business, sales and assets under management described on pages 1-8 of this Annual Report represent non-IFRS financial measures. For additional information see Non-IFRS financial measures in our 2020 Annual Management’s discussion and analysis. • 3Percentage results are 5-year compound annual growth rates (CAGR) from 2015 to 2020. • 4Value of new business represents the present value of our best estimate of future distributable earnings, net of the cost of capital, from new business contracts written in a particular time period, except new business in our Asset management pillar. • 5Underlying EPS growth is calculated using a compound annual growth rate. Underlying ROE and dividend payout ratio are calculated using an average. • 2020 reported net income by business group diversification (excludes Corporate support): Asset management 36%, Canada 26%, Asia 22%, U.S. 9%, UK 7% • 2020 reported net income by business type diversification (excludes Corporate support): Asset Management 36%, Group Insurance 31%, Individual Insurance 24%, Wealth 9%, Run-off 0% • Reported net income: 2016 $2.5 billion; 2017 $2.1 billion; 2018 $2.5 billion; 2019 $2.6 billion; 2020 $2.4 billion.

MESSAGE FROM THE CHAIR To my Fellow Shareholders, I’m proud to share Sun Life’s 2020 Annual Report detailing your company’s strong performance in a year that presented extraordinary and unexpected challenges. If 2020 taught us anything, it’s that leadership matters. Sun Life continued to benefit from the strength of our Executive Team and the dedication and determination of our employees. We drew on our 155-year history and our depth of experience to successfully navigate the challenges of the pandemic, while delivering on our purpose to help Clients achieve lifetime financial security and live healthier lives. Against this backdrop, Sun Life continued to deliver exceptional value for our shareholders. Our annualized Total Shareholder Return (TSR) of -0.5%, 7% and 9.6%, for one-, three- and five-year periods ending in 2020 places us top quartile compared to global industry peers. Our capital strength with a LICAT ratio of 147% at Sun Life Financial Inc. is well above the required minimum. Our diversified and balanced business model, combined with our robust risk management approach and strong capital position, once again proved a key strength. We adhered to our disciplined approach to capital allocation, which included investments to grow our business organically, acquisitions and partnerships that accelerated our strategy, and return of capital to our shareholders through dividends. Our long-standing strategic focus on digital innovation served us well as we expanded our digital offerings and interactive tools, making it easier to do business with us. Our digital capabilities proved to be a difference maker in 2020, allowing us to communicate effectively with our Clients, employees and advisors. As a global organization, your Board and Executive Team are committed to Sun Life’s continued growth as a sustainable company. By fulfilling our environmental, social and governance (ESG) responsibilities, we create long-term value for our Clients, employees, communities and shareholders. Sun Life won the 2020 corporate Sustainability Bond of the Year award reflecting our sustainable investment strategy, and we continue to consider ESG factors in all of our investment decisions. I encourage you to review our 2020 Sustainability Report, available at sunlife.com. 2020 also saw social and civil unrest erupt around the world, bringing issues of racism and social injustice to the forefront. Sun Life is committed to equality, social change and justice for underrepresented communities. To drive lasting change, we increased our leadership and investment in: Clients and communities, talent and culture, and learning and development to remove systemic racial barriers. Sun Life will experience a leadership transition when CEO Dean Connor retires this August. Dean is an outstanding leader and champion for the company. Under his leadership, Sun Life established its winning four pillar strategy focused on strong Client outcomes underpinned by prudent risk management. He also nurtured a high-performing, caring and collaborative culture. On behalf of the Board, thank you Dean for your vision, passion and leadership. We wish you well in the next phase of your life. The Board and I are thrilled that Kevin Strain will be Sun Life’s next President and CEO. After undertaking a comprehensive CEO succession process, we are confident Kevin’s leadership, character, innovative spirit and experience will continue to drive Sun Life’s growth and success well into the future. Kevin has our full support. We look forward to working with him in his new role. I also want to sincerely thank two exceptional Directors who will not stand for re-election. Hugh Segal has reached his 12-year term, and Sara Grootwassink Lewis is retiring after six and a half years. We will miss the valuable contributions and insights they brought to all of our Board discussions. On behalf of Sun Life’s Board, a heartfelt thank you to our Clients and shareholders for your continued confidence and trust. To our employees and advisors, we recognize this past year brought many personal and professional challenges caused by the pandemic. The Board and I are inspired by how you pulled together to achieve great outcomes under extraordinary circumstances. Thank you for being there for our Clients and each other. William (Bill) D. Anderson Chair of the Board Sun Life Financial Inc. | 2020 ANNUAL REPORT 3

CEO’S MESSAGE As 2020 began, no one predicted the incredible circumstances the world would face from the COVID-19 pandemic. We were challenged in ways we never imagined. Yet through it all, Sun Life employees and advisors around the world went the extra mile to serve and support our Clients at a time when they needed us the most. That Client support took many forms. We expedited payments to Clients diagnosed with COVID-19 and provided options for Clients struggling to pay premiums, helping them keep their policies in-force at a critical time. We stepped up communication with special webinars for Clients and advisors to keep them informed on issues related to the pandemic. We delivered nearly $200 million of payments to the families of Clients who succumbed to COVID-19. Our investment and wealth teams helped Clients navigate choppy seas with a steady and opportunistic approach to investing throughout the year. We worked with tenants and borrowers whose finances were hardest hit. We donated more than $2 million to support global COVID-19 relief efforts focused on food banks, health and elder care. Digital tools allowed our people to stay safe yet remain connected. We increased our efforts on mental health and well-being and provided employees with more time off, support and resources. It was particularly gratifying to see how Sun Life people looked out for each other, and perhaps no surprise that our employee engagement scores reached new highs in 2020. A year like no other – a year of helping Clients, communities and each other. Sun life strong 4 Sun Life Financial Inc. | 2020 A N N U A L R E P O R T

Four pillar strategy and strong execution Sun Life delivered solid financial results in 2020. Underlying net income grew 5% to over $3.2 billion, and underlying return on equity (ROE) increased to 14.4%. Reported net income declined to $2.4 billion, and reported ROE was 10.8%, reflecting market volatility. Assets under management (AUM) reached a milestone of $1.25 trillion. Insurance sales were on par with 2019, while wealth sales grew 39% compared to the previous year. Underlying net income grew through the pandemic for two reasons. First, we maintained tight execution of our four pillar strategy – designed around businesses that provide balanced and diversified earnings growth, but with lighter capital needs than many competitors. Second, the extraordinary fiscal and monetary support provided by governments around the world is helping to bridge individuals and businesses across the valley of economic decline caused by the pandemic. We continued to hit the mark on our medium-term objectives on a five-year basis. Our capital and cash positions remain healthy and, along with a low leverage ratio, provide flexibility and opportunities for future capital deployment. Sun Life’s five-year Total Shareholder Return (TSR) of 9.6% compounded annually puts us in the top quartile among global industry peers. Building for the future 2020 was also a year of progress as we launched new capabilities, acquired companies and signed new partnerships. A leader in insurance and wealth solutions in our Canadian Home Market In 2020 we extended access to virtual consultations with physicians and nurses to over half a million Canadians through our Lumino Health platform and Dialogue. We provided Clients with direct booking access to other health practitioners through the GOrendezvous scheduling software. SLGI Asset Management Inc. celebrated a 10-year milestone as a trusted asset management firm, growing AUM to $33 billion. In Group Retirement Services, we launched a new tool to help Clients evaluate their investment choices through an environmental, social and governance (ESG) lens. Sun Life Financial Inc. | 2020 ANNUAL REPORT 5

A leader in U.S. group benefits In a year when most people worked remotely, our Group Benefits Clients benefited from our suite of virtual enrollment tools, including Maxwell Health, as well as the rollout of our new state-of-the-art global claim system, a key part of our new disability and absence management offering. In our medical stop-loss business, we helped Clients save millions in health costs with our Clinical 360 tools. In 2020 we celebrated the 125th anniversary of serving Clients in the U.S., which started through our first office in Detroit, Michigan. A leader in Global Asset Management SLC Management completed two key acquisitions that extend our platform of alternative investment solutions for Clients. In July, we acquired 80% of InfraRed Capital Partners, a London-based global infrastructure investment manager. In October, we announced the acquisition of a majority stake in Crescent Capital Group, a Los Angeles-based global alternative credit investment manager, which closed in early January 2021. These additions bring SLC Management’s AUM to $145 billion on a pro forma basis and provide Clients with an attractive range of alternative investment solutions in this ‘low for long’ interest rate environment. It was also an exceptional year for MFS, growing AUM by 16% to US$610 billion, including US$13 billion of net sales. By leveraging their culture of collaboration and focusing on long-term investing, MFS continued to deliver superior investment performance for Clients, with 97%, 95% and 94% of U.S. retail assets ranked in the top half of their Morningstar categories, based on ten-, five- and three-year performance, respectively. A leader in Asia through distribution excellence in higher growth markets In Asia, we expanded our agency distribution network across the region, with more than 138,000 advisors, up 12% from 2019. In Vietnam, we began the year with a new bancassurance partnership with TPBank and finished by signing an additional bancassurance partnership with Asia Commercial Joint Stock Bank (ACB). In 2020, we celebrated our 125th anniversary in the Philippines and were named top insurance company in the country for the ninth year in a row. We also launched a new office in Singapore, our eighth Asian market, to meet the needs of high-net-worth Clients. In the United Kingdom, we continue to serve more than 400,000 Clients. In 2020, we achieved strong Client survey scores by going the extra mile on service engagement during the pandemic, including new digital tools. Digital Focus Our digital strategy is all about supporting our obsession around Clients. As the pandemic hit in 2020, we accelerated our digital spending, including virtual health, digital solutions and new tools for advisors. In Canada, we digitally processed 90% of retail insurance applications and 94% of group health and dental claims. AI and predictive modelling allowed us to underwrite more than 70% of retail insurance policies without lab tests. In the U.S., we enhanced our digital enrollment platform, including Maxwell Health, so we could deliver 100% of our group benefits enrollments virtually throughout the pandemic. It’s not enough to simply digitize existing processes; we are using digital, data and analytics to be more personalized, predictive and proactive with Clients. Ella, our digital coach, connected with Canadian Clients more than 15 million times during the year, assisting them with an additional $700 million in wealth deposits and $1 billion of additional life insurance coverage. Our Lumino Health platform delivered millions of nudges on healthy living. In Asia, we were one of the first insurers to introduce non-face-to-face sales in Vietnam with Sun Fast, a digital tool helping advisors and Clients complete insurance applications 6 Sun Life Financial Inc. | 2020 ANNUAL REPORT

without having to meet in-person. We also rolled out Remote Online Medical Exams (ROME) in the Philippines, a first in the market, allowing health professionals to perform online medical examinations. The results? Our Client experience index scores rose three points, the biggest jump we’ve seen since starting this measurement five years ago. Client retention improved, and we expanded the role we play with Clients. But Client expectations continue to rise, especially in this digital age, so we must continue to press forward on this journey of Client for life. Sun Life’s Future Forward 2020 shone a bright light on the urgency to build a more sustainable and equitable world. At Sun Life, we launched a number of initiatives to drive real change. We set new representation goals for 2025: for executives, we expect to achieve gender parity and to have 25% from underrepresented communities, with specific goals for Black, Indigenous and People of Colour. The drive for diversity, equity and inclusion is being supported with new forums for dialogue and awareness, new training, and new recruiting and development practices. We continued to embed sustainability into our business in the areas we know best: achieving financial security, living healthier lives and making sustainable investments. We announced that we will be carbon-neutral in our operations in 2021 and made our first financial disclosures under the Task Force on Climate-related Financial Disclosures recommendations. Our plan is helping us drive positive social impact, and for 12 years running, we’ve made the list of the Global 100 Most Sustainable Corporations in the World. Leadership for the future 2021 is a year of leadership change for the company, with my retirement in August and Sun Life executive Kevin Strain set to become the next President and CEO. Kevin’s capabilities, character, and experience will continue to drive the company’s future success, and I know Sun Life will be in terrific hands. I look forward to working with Kevin, the Board of Directors and our Executive Team to ensure a smooth and seamless transition. Sun Life Financial Inc. | 2020 ANNUAL REPORT 7

The pandemic has made life challenging for all, but we have every reason to be optimistic as vaccines begin to roll out more broadly and we cross that bridge back to normalcy. At Sun Life, we are bristling with excitement about this future. We have such a compelling purpose – to help Clients achieve lifetime financial security and live healthier lives – and that purpose really shone through in 2020. We have a compelling four pillar strategy and a compelling playbook on talent, Clients, digital and sustainability that will drive execution. To our employees, advisors and partners, thank you for everything you do for Clients and for each other. I was truly inspired by your spirit and many accomplishments in 2020. To our Directors, who were called upon more in 2020 than perhaps ever before, thank you for your unwavering commitment and sound advice during these remarkable times. To our shareholders, thank you for your support for Sun Life. And to our Clients – you are the reason we are here. Thank you for your confidence and trust in Sun Life. #SunLifeStrong Dean A. Connor Chief Executive Officer 8 Sun Life Financial Inc. | 2020 ANNUAL REPORT

MANAGEMENT’S

DISCUSSION

AND ANALYSIS

10	A. HOW WE REPORT OUR RESULTS

11	B. OVERVIEW

11	1. Strategy

13	2. Financial Objectives

13	3. Acquisitions and Other

14	4. COVID-19

16	C. FINANCIAL SUMMARY

17	D. PROFITABILITY

17	2020 vs. 2019

19	E. GROWTH

19	1. Sales and Value of New Business

20	2. Premiums and Deposits

20	3. Assets Under Management

21	F. FINANCIAL STRENGTH

23	G. PERFORMANCE BY BUSINESS GROUP

24	1. Canada

27	2. U.S.

30	3. Asset Management

33	4. Asia

37	5. Corporate

38	H. INVESTMENTS

38	1. Investment Profile

40	2. Debt Securities

41	3. Equities

41	4. Mortgages and Loans

43	5. Derivatives

44	6. Investment Properties

45	7. Impaired Assets

45	8. Asset Default Provision

46	I. CAPITAL AND LIQUIDITY MANAGEMENT

46	1. Capital

49	2. Capital Adequacy

50	3. Shareholder Dividends

50	4. Principal Sources and Uses of Funds

51	5. Liquidity

52	J. RISK MANAGEMENT

52	1. Risk Management Framework

53	2. Risk Governance

54	3. Risk Universe

54	4. Risk Appetite

55	5. Risk Management Policies

55	6. Risk Management Process

55	7. Three Lines of Defence

56	8. Risk Culture and Philosophy

57	9. Risk Categories

77	K. ADDITIONAL FINANCIAL DISCLOSURE

77	1. Selected Annual Information

78	2. Items related to Statement of Operations

80	3. Items related to Statement of Financial Position

82	4. Fourth Quarter 2020 Profitability

84	5. Fourth Quarter 2020 Growth

84	6. Previous Quarters

85	L. NON-IFRS FINANCIAL MEASURES

88	M. ACCOUNTING AND CONTROL MATTERS

88	1. Critical Accounting Policies and Estimates

94	2. Changes in Accounting Policies

95	3. Disclosure Controls and Procedures

96	N. LEGAL AND REGULATORY PROCEEDINGS

96	O. FORWARD-LOOKING STATEMENTS

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2020	9

Management’s Discussion and Analysis

February 10, 2021

A. How We Report Our Results

Sun Life Financial Inc. (“SLF Inc.”) is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of December 31, 2020, Sun Life had total assets under management (“AUM”) of $1,247 billion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (“TSX”), New York (“NYSE”) and Philippine (“PSE”) stock exchanges under the ticker symbol SLF.

SLF Inc. is a publicly traded company domiciled in Canada and is the holding company of Sun Life Assurance Company of Canada (“Sun Life Assurance”). In this management’s discussion and analysis (“MD&A”), SLF Inc., its subsidiaries and, where applicable, its joint ventures and associates are collectively referred to as “the Company”, “Sun Life”, “we”, “our”, and “us”. Unless otherwise indicated, all information in this MD&A is presented as at and for the year ended December 31, 2020 and the information contained in this document is in Canadian dollars. Where information at and for the year ended December 31, 2020 is not available, information available for the latest period before December 31, 2020 is used. Except where otherwise noted, financial information is presented in accordance with International Financial Reporting Standards (“IFRS”) and the accounting requirements of the Office of the Superintendent of Financial Institutions (“OSFI”). Reported net income (loss) refers to Common shareholders’ net income (loss) determined in accordance with IFRS.

We manage our operations and report our financial results in five business segments: Canada, United States (“U.S.”), Asset Management, Asia, and Corporate. Information concerning these segments is included in our annual and interim consolidated financial statements and accompanying notes (“Annual Consolidated Financial Statements” and “Interim Consolidated Financial Statements”, respectively, and “Consolidated Financial Statements” collectively) and this MD&A.

1. Use of Non-IFRS Financial Measures

We report certain financial information using non-IFRS financial measures, as we believe that these measures provide information that is useful to investors in understanding our performance and facilitate a comparison of our quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. These non-IFRS financial measures should not be viewed in isolation from or as alternatives to measures of financial performance determined in accordance with IFRS. Additional information concerning these non-IFRS financial measures and reconciliations to the closest IFRS measures are available in section L - Non-IFRS Financial Measures in this document. Further additional information concerning these non-IFRS financial measures and reconciliations to the closest IFRS measures are included in the Supplementary Financial Information packages that are available on www.sunlife.com under Investors - Financial results and reports.

2. Forward-looking Statements

Certain statements in this document are forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Additional information concerning forward-looking statements and important risk factors that could cause our assumptions, estimates, expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by such forward-looking statements can be found in section O - Forward-looking Statements in this document.

3. Additional Information

Additional information relating to the Company can be found in the Consolidated Financial Statements and SLF Inc.’s Annual Information Form (“AIF”) for the year ended December 31, 2020. These documents are filed with securities regulators in Canada and are available at www.sedar.com. SLF Inc.’s Annual Consolidated Financial Statements, Annual MD&A and AIF are filed with the United States Securities and Exchange Commission (“SEC”) in SLF Inc.’s annual report on Form 40-F and SLF Inc.’s Interim MD&A and Interim Consolidated Financial Statements are furnished to the SEC on Form 6-Ks and are available at www.sec.gov.

10	Sun Life Financial Inc. Annual Report 2020 Management’s Discussion and Analysis

B. Overview

Sun Life is a leading international financial services organization providing a diverse range of insurance, wealth and asset management solutions to individual and corporate Clients.

Purpose and Ambition

Our Purpose is to help our Clients achieve lifetime financial security and live healthier lives.

Our ambition is to be one of the best insurance and asset management companies in the world. To achieve this, across each of the four pillars of our business we aim to have:

•	Top quartile total shareholder return
•	Exceptional Client service
•	Superior business mix and positioning
•	Strong and distinct talent and culture
•	Superior business execution

1. Strategy

We aim to provide outstanding value to our Clients. Our strategy places the Client at the centre of everything we do. We believe our Client for life strategy and Purpose, as described below, will allow us to gain a distinct competitive advantage to achieve our goal to be a leader in each of our four pillars.

Our Client Strategy

Our Client-centric strategy has six key areas of focus that we are pursuing across each of our four pillars. These areas of focus define how we compete in our markets, extend our competitive advantages, fulfill our Purpose and support our ambition to be one of the best insurance and asset management companies in the world.

Client: Our Clients are at the centre of everything we do and we are focused on building lasting and trusted Client relationships. We believe this allows us to maximize the value we provide our Clients, and leads to better business outcomes for Sun Life. We achieve this by:

•	Making it easier to do business with us
•	Providing quality products and services that meet the needs of our Clients
•	Being more proactive in contacting and engaging with our Clients
•	Delivering consistently superior Client service
•	Achieving strong investment performance

Distribution Excellence: Our Clients work with high-quality distribution partners who put them at the centre of what they do. Our distribution partners will engage Clients where, when and how they wish, in a personalized and relevant way. We continue to invest in our distribution capabilities, through digital channels and by enabling our advisors, agents, partners and brokers to deliver great Client experiences and focus on meeting Client needs.

Digital, Data & Analytics: Our Digital, Data & Analytics capabilities are critical to both delivering value to our Clients and for efficiency and effectiveness, while respecting our Clients’ privacy. As consumer preferences evolve and technological advancements enable new possibilities and services, Sun Life is investing in new capabilities across our businesses to reach our Clients more effectively, drive efficiencies and explore new business opportunities. Our focus in these areas is to:

•	Digitize current processes and interactions
•	Be more proactive, predictive and personalized with our Clients
•	Build and deploy new digital business models

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2020	11

Financial Discipline: Our continued financial and risk management prudence, efficient use of capital and strong execution will support our medium-term financial and other business objectives and also support us in meeting our aim of top quartile total shareholder returns while maintaining a preferred risk and capital profile. Specific areas of focus are to:

•	Deliver strong earnings growth and disciplined expense management to support the enterprise’s medium-term objectives
•

Create a culture of accountability, purpose and passion for long-term Client and business value embodied by all employees, including a strong focus on efficient use of resources to drive top and bottom line growth

Talent and Culture: Delivering on our strategy will require that we attract, retain and develop the best talent, while also continuing to evolve our talent and culture to manage the increasing pace of change. Specifically, our talent goals are to continue to:

•	Attract a disproportionate share of top talent across our geographies, wrapped in an empowering culture
•	Build on our high performance culture and support and reward our diverse, talented workforce
•	Ensure that our focus on our Clients becomes deeply embedded in our unique and inclusive culture
•	Remain committed to the highest standards of business ethics and good governance
•	Stay committed to a diverse and inclusive workforce to foster wide perspectives and creative ideas to benefit our Clients, our colleagues and the communities where we operate

Digital Enterprise: Digital Enterprise is the next step in the evolution of our Client strategy. It brings the business and technology closer than ever before and will transform how we work. This will help us deliver faster and exceptional digital experiences and Client results. It’s how we’ll ensure our Clients around the world can have a distinctive digital experience, integrated across life, health and wealth and elevated through Client-centered partnerships. We put Clients at the centre, are digital at heart and work faster together. This allows us to deliver on our Purpose, when, where and how Clients need us.

Our Four Pillars

Our four pillar approach defines the businesses and markets in which we compete. In each of these pillars, we focus on creating value for our Clients and shareholders in businesses that have strong growth prospects, favourable return on equity and strong capital generation in attractive global markets.

Currently, in our four pillars we are:

A leader in insurance and wealth solutions in our Canadian Home Market

•	Delivering value to over six million Clients via our Group and Individual businesses
•	Market leader in providing benefits and pensions in the workplace
•	Servicing individuals with a wide range of wealth, health, and insurance products via our retail channels, including our leading SLFD(1) network

A leader in U.S. group benefits

•

A market leader in group benefits serving employees and their families with employer-sponsored benefits at workplaces of all sizes across the country including group life, disability, dental, vision, voluntary and supplemental health products

•	The largest independent provider of medical stop-loss insurance in the U.S.
•	A leader in providing turnkey solutions for insurance and health plan partners through FullscopeRMS, including disability, absence management, life, stop-loss and supplemental health coverages

A leader in Global Asset Management

•

A provider of investment products through MFS Investment Management (“MFS”) and SLC Management that delivers superior value to Clients through traditional active asset management as well as liability driven investing (“LDI”) and alternative asset classes:

•	MFS is a premier investment management firm offering a comprehensive selection of asset management products and services to retail and institutional investors around the world

•	SLC Management is an institutional investment management business delivering customized LDI, alternative fixed income, infrastructure and global real estate solutions

A leader in Asia through distribution excellence in higher growth markets

•	A provider of individual life and health insurance that delivers Client value in all markets
•	A provider, in select markets, of asset management and group retirement products and services
•	Operating in the Philippines, Hong Kong, Indonesia, Vietnam, Malaysia, India and China, and in the global high-net-worth market through our International business
•	Among the global leaders in providing life insurance solutions to international high-net-worth Clients

A Key Element of our Strategy is our Commitment to Sustainability

Sustainability is a strategic priority and is essential to our long-term business success. We strive to embed sustainability in everything we do to drive social and economic outcomes for our Clients, Employees, Investors and Communities, and ultimately contribute to a healthier, more financially resilient, environmentally secure, and economically prosperous world. Our sustainability plan is underpinned by our Purpose of helping our Clients achieve lifetime financial security and live healthier lives, and is integrated into our business activities. We focus on three areas where we have the greatest opportunity to have a positive impact on society, while creating competitive advantage for our business.

Financial Security: We provide our Clients and employees with innovative products and services that increase their lifetime financial security. We’re committed to improving financial resiliency in society by advocating for and expanding access to products and services to close insurance coverage gaps and build long-term wealth.

(1)	Sun Life Financial Distribution - our proprietary career advisory network.

12	Sun Life Financial Inc. Annual Report 2020 Management’s Discussion and Analysis

Healthier Lives: We offer our Clients and employees products and tools to live healthier lives. Through investments in community health and access to health and disability insurance, we’re focused on improving health and wellness in society.

Sustainable Investing: We manage capital with sustainability embedded in our investment processes. We offer our Clients and employees sustainable investing opportunities, and invest our assets to support a low-carbon and more inclusive economy.

Our sustainability plan builds from our foundation as a Trusted and Responsible Business. At the core of this foundation is our commitment to being a responsibly-managed business that is Client-focused, competitive, forward-thinking, financially and environmentally resilient, and sustainable for the long term. Operating ethically, treating our Clients and employees with utmost respect, investing in communities and reducing our impact on the environment are all vital components of maintaining the proven longevity and resiliency of our business. Our robust approach to managing our business creates trust and value for our Clients, employees and stakeholders.

Our sustainability commitment is guided by the United Nations Sustainable Development Goals (“SDGs”). We focus primarily on supporting the five SDGs where we believe we can have the greatest influence and impact. These are: #3 Good health & well-being, #5 Gender equality, #7 Affordable and clean energy, #8 Decent work and economic growth and #13 Climate action.

For additional information on our sustainability plan and recent progress, refer to www.sunlife.com/sustainability.

Diversity and Inclusion

To have a resilient, sustainable business, diversity and inclusion must serve as a catalyst. In 2020, Sun Life reinforced its commitment to diversity, equity and inclusion by taking a firm stance for equality, social change and justice to support under-represented communities.

In addition to setting new goals for representation of Black, Indigenous and People of Colour in executive roles, and a training and dialogue program on racial equity, we signed the Black North initiative, an organization dedicated to the removal of anti-Black systemic barriers negatively affecting Black Canadians. We also invested an additional $1 million in three key areas to drive meaningful social change: Clients and Communities, Talent and Culture, and Learning and Development.

For more information, please visit www.sunlife.com/en/sustainability/diversity-and-inclusion.

2. Financial Objectives

Our medium-term financial objectives are outlined as follows:

Measure(1)	Medium-term financial objectives	5-Year(2)	2020 results

Underlying EPS growth Growth in EPS reflects the Company’s focus on generating sustainable earnings for shareholders.	8%-10%	8%	6%

Underlying ROE ROE is a significant driver of shareholder value and is a major focus for management across all businesses.	12%-14%	13.5%	14.4%

Dividend payout ratio
Payout of capital serves shareholder value, based on underlying net income.	40%-50%	41%	40%

(1)

Underlying earnings per share (“EPS”), underlying return on equity (“ROE”) and the dividend payout ratio are non-IFRS financial measures. See section L - Non-IFRS Financial Measures in this document. The dividend payout ratio represents the ratio of common shareholders’ dividends to underlying net income. See section I - Capital and Liquidity Management - 1 - Capital in this document for further information regarding dividends.

(2)	Underlying EPS growth is calculated using a compound annual growth rate. Underlying ROE and dividend payout ratio are calculated using an average.

We have performed well against our medium-term financial objectives. Although considered reasonable, we may not be able to achieve our medium-term financial objectives as our assumptions may prove to be inaccurate. Accordingly, our actual results could differ materially from our medium-term financial objectives as described above. Our medium-term financial objectives do not constitute guidance. Our medium-term financial objectives are forward-looking non-IFRS financial measures and additional information is provided in this MD&A in the section O - Forward-looking Statements - Medium-Term Financial Objectives.

3. Acquisitions and Other

The following developments occurred since January 1, 2020. Additional information concerning acquisitions and dispositions is provided in our 2020 Annual Consolidated Financial Statements.

On July 1, 2020, we completed the acquisition of our majority stake in InfraRed Capital Partners (“InfraRed acquisition”), a global infrastructure and real estate investment manager. As a leader in global infrastructure investing including renewable energy, InfraRed Capital Partners (“InfraRed”) will broaden SLC Management’s suite of alternative investment solutions while also creating the opportunity for InfraRed to access North American investors through our distribution networks. The transaction includes the ability to acquire the remaining 20% interest of InfraRed in the future. For additional information, refer to Note 3 of our 2020 Consolidated Financial Statements.

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2020	13

Subsequent Events

On December 21, 2020, we announced our intention to redeem all of the outstanding $350 million principal amount of Series 2016-1 Subordinated Unsecured 3.10% Fixed/Floating Debentures on or about February 19, 2021, in accordance with the redemption terms attached to such debentures. The redemption will be funded from existing cash and other liquid assets.

On January 1, 2021, our subsidiary, Sun Life Vietnam Insurance Company Limited (“Sun Life Vietnam”), and Asia Commercial Joint Stock Bank (“ACB”) launched a 15-year exclusive bancassurance partnership in Vietnam.

On January 5, 2021, we completed our acquisition of a majority stake of Crescent(1) (“Crescent acquisition”), a U.S.-based global alternative credit investment manager. Total cash consideration of $308 million (US$241 million) was paid, which includes our portion of the net liabilities in Crescent of $60 million (US$47 million). The agreement includes the ability to acquire the seller’s outstanding shares in Crescent and a contingent consideration payment of up to $79 million (US$62 million), based on the achievement of certain milestones. In addition, the sellers have the option to require us to purchase their outstanding shares (“put option”). The initial recognition of the put option liability is expected to reduce Total shareholders’ equity by approximately $175 million. Crescent is a part of our Asset Management business segment. The acquisition extends SLC Management’s solutions in alternative credit, which will benefit existing and prospective Clients. Crescent has more than 180 partners and employees and approximately $39.1 billion in AUM (US$30.7 billion), as at December 31, 2020. For additional information, refer to Note 28 of our 2020 Consolidated Financial Statements.

In addition to the Corporate restructuring charge of approximately $20 million after-tax recorded in the fourth quarter of 2020 to simplify our organizational structure, we have also been developing a strategy for our workspace and redefining the role of the office, in a post COVID-19 world. Beginning first quarter of 2021, we will reduce and consolidate our real estate footprint across various sites in Canada and the U.S. These actions reflect a change to a more flexible and virtual work environment. In support of this strategy, we expect to take a charge between $40 - $60 million after-tax, mainly to reflect the vacating and reconfiguration of existing workspaces, in the first quarter of 2021. The actual restructuring charge and timing may differ from the Company’s estimate.

4. COVID-19

On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 as a pandemic. This has resulted in the loss of lives, impacts on disability, pressure on health care systems, restrictions in travel, quarantines and restrictions on gatherings of people, closure of businesses and schools, higher unemployment, supply chain disruptions, increased volatility in financial markets, and widespread uncertainty.

We have and will continue to adjust our operations across each of our businesses as government restrictions and measures around the globe evolve and change. We have been proactively communicating with our Clients on the special measures we are taking to aid them through this difficult time. Our actions are personal and have included the extension of premium payment grace periods, extended coverage, and simplified and speedy claim payments. In certain jurisdictions, we also offered premium reductions to group benefit sponsors and we are providing more flexibility for those struggling to meet loan or mortgage payments, such as granting interest, principal and rental payment deferrals on a case-by-case basis. For our advisors, we enhanced our digital distribution and communication tools to support them through this period. In the U.S., we have also incorporated COVID-19 vaccinations to our critical illness policies and have allowed self-funded employers to make changes to their plans for vaccinations without impacting their rates.

Our business continuity processes are designed to ensure that key business functions and normal operations can continue effectively and efficiently in the event of a disruption. We have processes in place to monitor and maintain ongoing systems availability, stability, and security. Due to various restrictions, a majority of our employees have been working from home. Our working from home strategy continues to operate effectively and, depending on each location, the return to offices has been gradual and measured to ensure the health and safety of our employees and our communities.

Our communities are vital and we have been taking actions to support them. For example, we have donated 600,000 surgical masks to hospitals in Canada and donated more than $2 million to support communities impacted by the COVID-19 pandemic. Across Asia, we have donated to food banks and provided hand sanitizer to various communities, while digital life insurance coverage was donated in the Philippines and China to doctors, nurses, and other medical support staff as a way of saying “Thank you” for their efforts to stop the spread of COVID-19.

Regulatory Responses to COVID-19

Sun Life is subject to regulation and supervision by government authorities in the jurisdictions in which it does business. Various regulators have introduced new measures or adjustments to respond to the evolving situation with the COVID-19 pandemic.

(1)	Crescent Capital Group LP (“Crescent”)

14	Sun Life Financial Inc. Annual Report 2020 Management’s Discussion and Analysis

OSFI, which supervises the activities of Sun Life, has announced various measures to support the resilience of the financial institutions that it regulates. On March 13, 2020, OSFI set an expectation for all federally regulated financial institutions that dividend increases and share buybacks should be halted for the time being. On March 27, 2020, OSFI announced that, under regulatory capital requirements for insurers, payment deferrals will not cause insured mortgages to be treated as delinquent or in arrears. On April 9, 2020, OSFI announced continued regulatory flexibility measures including: (1) determining that under LICAT(1), life insurers granting payment deferrals due to the COVID-19 pandemic will not be subject to increased capital requirements for related mortgages, loans and leases; (2) determining that life, property & casualty and mortgage insurers that approve premium payment deferrals to policyholders will not be subject to increased capital requirements related to those deferred premiums; and (3) introducing a smoothing mechanism to LICAT interest rate risk requirements to reduce increased and unwarranted volatility in required capital. On August 31, 2020, OSFI announced that the special capital treatment for loan payments and premium deferrals is no longer warranted and will be phased out as insurers and their clients have adapted to the extraordinary circumstances and unprecedented disruptions related to the pandemic.(2) In addition, the Bank of Canada recently expanded various programs, including its term repurchase facilities, to increase access to liquidity for financial institutions including insurance companies.

In the U.S., state insurance regulators issued an unprecedented volume of emergency measures to address the impact of the COVID-19 pandemic on policyholders. These regulatory changes impacted policy administration and business practices for the U.S. Branch and SLF Inc.’s U.S. life and health insurance subsidiaries, and, as content and timing varied by state, they have introduced additional operational and compliance complexity to the business. The National Association of Insurance Commissioners issued guidance to U.S. insurers on March 27, 2020 encouraging insurers to work with borrowers who may be unable to meet obligations because of the effects of the COVID-19 pandemic and on April 15, 2020 adopted interpretations of statutory accounting principles applicable to U.S. insurers related to, among other things, direct mortgage loans and Schedule BA mortgages. For purposes of statutory financial statements for the first three quarters of 2020 and any risk-based capital (“RBC”) calculations prepared by insurers for those quarters, if the insurer chooses (or is government mandated) to grant forbearance in response to the COVID-19 pandemic, such mortgages are not required to be reclassified as impaired and therefore subject to a different RBC charge than was utilized during the December 31, 2019 RBC filing and which may have otherwise required a higher capital charge for such mortgage. In the third quarter of 2020, the National Association of Insurance Commissioners adopted interpretations of statutory accounting principles that extend these concepts to statutory financial statements and RBC calculations for the fourth quarter of 2020.

Impact on our Results and Operations

Notwithstanding market effects on our reported net income during the year, the impact of COVID-19 on our underlying net income and other financial metrics, including sales, claims and benefits, premiums and fee income, were limited.

Since the beginning of the pandemic, sales results have been mixed across our products and businesses. We saw some markets benefiting from digital tools, pre-existing sales pipelines, re-pricing and return to office opportunities. In other markets, we experienced significant sales declines resulting from strict quarantine protocols impacting face-to-face sales transactions. Strong wealth sales were driven by MFS, SLC Management, Group Retirement Services (“GRS”) and money market funds in the Philippines.

We also experienced favourable morbidity experience in 2020, as the first half of the year saw lower benefit utilization of dental, extended health care, vision, and hospital and surgical coverages that were partially offset by Group Benefit premium credits. As restrictions eased with health care providers enhancing safety measures, benefit utilization returned to near normal levels in the latter part of 2020. We also saw lower fee income in our Canadian Group Benefits (“GB”) ASO(3) business, which correlated to the number of claims processed due to lower benefits utilization during the COVID-19 lockdowns.

To support our Clients who may be facing financial hardships, we extended grace periods for premium payment for individual insurance and group benefits Clients. The impact to premium receivables has not been significant.

Our Group Benefit and Group Pension businesses cover employees in the worksite, and to the extent their employment is terminated and not replaced it means the premium and assets in force would decline over time, all things being equal.

For our borrowers and real estate tenants, we have granted interest, principal and rent payment deferrals, on a case by case basis, with the majority of the deferrals being up to 3 months. Outstanding deferrals as at December 31, 2020 were not material.

The overall impact of the COVID-19 pandemic is still uncertain and dependent on the progression of the virus, variant strains, potential treatments and therapies, the distribution of vaccines and on actions taken by governments, businesses and individuals, which could vary by country and result in differing outcomes. In addition, the landscape of the businesses we operate in is shifting and the longer term impacts from containment measures on the economy and Client behaviour, after the COVID-19 restrictions have been lifted, is difficult to predict. Examples include reductions on office space as more employees shift to remote working or higher demand for employer health coverage. Given the extent of the circumstances, it is difficult to reliably measure or predict the potential impact of this uncertainty on our future financial results. For additional information, please refer to section J - 9 - Risks relating to the COVID-19 Pandemic in this document.

(2)	For additional information, please refer to Section F – Financial Strength in this document.
(3)	Administrative Services Only (“ASO”).
(3)	Life Insurance Capital Adequacy Test (“LICAT”).

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2020	15

C. Financial Summary

($ millions, unless otherwise noted)	2020	2019
Profitability

Net income (loss)

Reported net income (loss)	2,404	2,618

Underlying net income (loss)(1)	3,213	3,057

Diluted EPS ($)

Reported EPS (diluted)	4.10	4.40

Underlying EPS (diluted)(1)	5.49	5.16

Reported basic EPS ($)	4.11	4.42

Return on equity (%)

Reported ROE(1)	10.8%	12.3%

Underlying ROE(1)	14.4%	14.3%

Growth

Sales Insurance sales(1)	3,501	3,524

Wealth sales(1)	220,860	158,992

Value of new business (“VNB”)(1)	1,140	1,206

Premiums and deposits Net premium revenue	23,738	20,288

Segregated fund deposits	12,880	11,958

Mutual fund sales(1)	141,131	99,836

Managed fund sales(1)	62,190	45,062

ASO premium and deposit equivalents(1)	8,455	6,802

Total premiums and deposits(1)	248,394	183,946

Assets under management(1) General fund assets	197,090	180,229

Segregated fund assets	125,921	116,973

Mutual fund assets, managed fund assets and other AUM(1)	923,543	802,145

Total AUM(1)	1,246,554	1,099,347

Financial Strength

LICAT ratios(2) Sun Life Financial Inc.	147%	143%

Sun Life Assurance(3)	127%	130%

Financial leverage ratio(1)	23.5%	21.2%

Dividend(4) Dividend yield(5)	4.1%	3.9%

Dividend payout ratio(1)	40%	41%

Dividends per common share ($)	2.200	2.100

Capital Subordinated debt and innovative capital instruments(6)	4,981	3,738

Participating policyholders’ equity and non-controlling interests	1,393	1,110

Total shareholders’ equity	24,469	23,398

Total capital	30,843	28,246

Average common shares outstanding (millions)	585	592

Closing common shares outstanding (millions)	585	588

(1)	Represents a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document.
(2)	Life Insurance Capital Adequacy Test.
(3)	Sun Life Assurance is SLF Inc.’s principal operating life insurance subsidiary.
(4)	See section I - Capital and Liquidity Management - 1 - Capital in this document for further information regarding dividends.
(5)	Dividend yield is calculated on dividends per common share paid divided by the daily annual average share price for the year.
(6)

Innovative capital instruments consist of Sun Life ExchangEable Capital Securities (“SLEECS”) which qualify as capital for Canadian regulatory purposes. Under IFRS, these items are reported as Senior debentures in our Consolidated Financial Statements. For additional information, see the section I - Capital and Liquidity Management - 1 - Capital in this document.

16	Sun Life Financial Inc. Annual Report 2020 Management’s Discussion and Analysis

D. Profitability

2020 vs. 2019

The following table reconciles our reported net income and underlying net income. The table also sets out the impacts that other notable items had on our reported net income and underlying net income in 2020 and 2019. All factors discussed in this document that impact our underlying net income are also applicable to reported net income.

($ millions, after-tax)	2020	2019

Reported net income	2,404	2,618

Less: Market-related impacts(1)	(461)	(237)

Assumption changes and management actions(1)	(143)	(46)

Other adjustments(1)	(205)	(156)

Underlying net income (2)	3,213	3,057

Reported ROE(2)	10.8%	12.3%

Underlying ROE(2)	14.4%	14.3%

Impacts of other notable items on reported and underlying net income

Experience-related items(3)

Impacts of investment activity on insurance contract liabilities (“investing activity”)	258	131

Credit	(57)	74

Mortality	(39)	22

Morbidity	125	(70)

Lapse and other policyholder behaviour (“policyholder behaviour”)	(60)	(24)

Expenses	(93)	(18)

Other experience	(35)	(29)

(1)	Represents an adjustment made to arrive at a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(2)	Represents a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document.
(3)	Experience-related items reflect the difference between actual experience during the reporting period and best estimate assumptions used in the determination of our insurance contract liabilities.

Reported net income decreased by $214 million or 8% in 2020 compared to 2019, reflecting unfavourable market-related and ACMA(1) impacts, higher fair value adjustments on MFS’s share-based payment awards and higher acquisition, integration and restructuring costs. Market-related impacts reflected the decline in equity markets, partially offset by interest rate impacts. Underlying net income increased by $156 million or 5%, driven by business growth, higher investing activity, favourable results in GB in Canada, higher new business gains and favourable morbidity experience in the U.S. These factors were partially offset by unfavourable tax experience, unfavourable credit and mortality experience, lower net investment returns on surplus, and unfavourable expense experience. Unfavourable tax experience relates to an adjustment relating to the prior year’s Canadian tax filings in 2020 and the impacts of tax matters that were favourable in 2019(2). Refer to section L - Non-IFRS Financial Measures in this document for a reconciliation between reported net income and underlying net income.

1. Market-related impacts

Market-related impacts in 2020 compared to 2019 predominantly reflected the decline in equity markets and changes in the fair value of investment properties, partially offset by improved interest rate impacts. See Section L - Non-IFRS Financial Measures in this document for a breakdown of the components of market-related impacts.

2. Assumption changes and management actions

Due to the long-term nature of our business, we make certain judgments involving assumptions and estimates to value our obligations to policyholders. The valuation of these obligations is recorded in our financial statements as insurance contract liabilities and investment contract liabilities and requires us to make assumptions about equity market performance, interest rates, asset default, mortality and morbidity rates, policyholder behaviour, expenses and inflation and other factors over the life of our products.

We review assumptions each year, generally in the third quarter, and revise these assumptions if appropriate. We consider our actual experience in current and past periods relative to our assumptions as part of our annual review.

ACMA in 2020 resulted in a decrease of $143 million to reported net income, compared to a decrease of $46 million to reported net income in 2019.

(1)	Assumption changes and management actions (“ACMA”).
(2)

The impact of the resolution of tax matters from prior years in 2019, including interest and investment income tax allocation updates between the participating policyholders’ account and the shareholders’ account (“tax matters that were favourable in 2019”). The results include income of $78 million, of which $58 million was in Corporate and $20 million in Canada.

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2020	17

Assumption Changes and Management Actions by Type

The following table sets out the impacts of ACMA on our reported net income in 2020.

 For the year ended December 31, 2020

($ millions, after-tax)	Impacts on reported net income(1)	Comments
Mortality / morbidity	(79)	Updates to reflect mortality/morbidity experience in all jurisdictions. The largest items were unfavourable mortality impacts in individual life and health in Canada and In-force Management in the U.S., partially offset by favourable group disability government pension plan offsets in Canada.

Policyholder behaviour	(162)	Updates to policyholder behaviour in all jurisdictions. The largest item was in In-force Management in the U.S.

Expenses	19	Updates to reflect expense experience in all jurisdictions.

Investment returns	(1)	Updates to various investment-related assumptions across the Company.

Model enhancements and other	80	Net favourable enhancements and methodology changes across all jurisdictions, partially offset by the impact of a new reinsurance agreement in In-force Management in the U.S.

Total impacts on reported net income(2)	(143)

(1)	ACMA is included in reported net income and is presented as an adjustment to arrive at underlying net income.
(2)

In this table, ACMA represents the shareholders’ reported net income impacts (after-tax) including management actions. In Note 10.A of our 2020 Annual Consolidated Financial Statements, the impacts of method and assumptions changes represents the change in shareholders’ and participating policyholders’ insurance contract liabilities net of reinsurance assets (pre-tax) and does not include management actions. Further information can be found in section L - Non-IFRS Financial Measures in this document.

Additional information on estimates relating to our policyholder obligations, including the methodology and assumptions used in their determination, can be found in this MD&A under the section M - Accounting and Control Matters - 1 - Critical Accounting Policies and Estimates and in Note 10 of our 2020 Annual Consolidated Financial Statements.

3. Other adjustments

Other adjustments in 2020 decreased reported net income by $205 million, compared to $156 million in 2019, reflecting higher fair value adjustments on MFS’s share-based payment awards, higher restructuring costs in Corporate and higher acquisition and integration costs in SLC Management. Costs in Corporate were related to various projects to simplify our organizational structure and drive efficiencies. Costs in SLC Management were related to the InfraRed acquisition and the Crescent acquisition.

4. Experience-related items

Compared to 2019, the significant changes in experience-related items are as follows:

•	Higher investing activity in all insurance businesses;
•	Unfavourable credit experience in all insurance businesses:

($ millions, after-tax)	2020	2019

Changes in ratings	(138)	(34)

Impairments, net of recoveries	(28)	8

Release of best estimate credit	109	100

Credit experience	(57)	74

•	Unfavourable mortality experience in the U.S.;
•	Favourable morbidity experience in GB in Canada and in employee benefits and medical stop-loss in the U.S.;
•	Unfavourable policyholder behaviour experience; and
•	Unfavourable expense experience in Canada and the U.S., partially offset by Asia and Corporate. A portion of the Canada impact resulted from the ASO expense experience during the year.

5. Income taxes

Our statutory tax rate is normally reduced by various tax benefits, such as lower taxes on income subject to tax in foreign jurisdictions, a range of tax-exempt investment income, and other sustainable tax benefits that are expected to decrease our effective tax rate.

For 2020, our effective tax rates on reported net income and underlying net income(1) were 15.1% and 19.3%, respectively, compared to 8.8% and 14.1%, respectively, for 2019. Our effective tax rate on underlying net income for 2020 is within our expected range of 15% to 20%. For additional information, refer to Note 20 of our 2020 Annual Consolidated Financial Statements. For 2019, our effective tax rate on underlying net income was below our expected range, primarily due to the favourable resolution of Canadian tax matters and higher tax-exempt investment income.

(1)

Our effective income tax rate on underlying net income is calculated using underlying net income and income tax expense associated with underlying net income, which excludes amounts attributable to participating policyholders.

18	Sun Life Financial Inc. Annual Report 2020 Management’s Discussion and Analysis

6. Impacts of foreign exchange translation

We have operations in many markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda, and generate revenues and incur expenses in local currencies in these jurisdictions, which are translated to Canadian dollars.

Items impacting our Consolidated Statements of Operations are translated into Canadian dollars using average exchange rates for the respective period. For items impacting our Consolidated Statements of Financial Position, period end rates are used for currency translation purposes.

The following table provides the foreign exchange rates for the U.S. dollar, which is usually our most significant impact of foreign exchange translation, over the past four quarters and two years.

Exchange rate	Quarterly				Full year

	Q4’20	Q3’20	Q2’20	Q1’20	2020	2019

U.S. Dollar - Average	1.304	1.332	1.386	1.341	1.341	1.327

U.S. Dollar - Period end	1.273	1.332	1.357	1.406	1.273	1.299

In general, our net income benefits from a weakening Canadian dollar and is adversely affected by a strengthening Canadian dollar as net income from the Company’s international operations is translated back to Canadian dollars. Conversely, in a period of losses, the weakening of the Canadian dollar has the effect of increasing losses in foreign jurisdictions. The relative impacts of foreign exchange translation in any given period are driven by the movement of foreign exchange rates as well as the proportion of earnings generated in our foreign operations. We generally express the impacts of foreign exchange translation on net income on a year-over-year basis.

During 2020, the impacts of foreign exchange translation increased reported net income and underlying net income by $35 million and $34 million, respectively.

E. Growth

1. Sales and Value of New Business

($ millions)	2020	2019

Insurance sales by business segment(1)

Canada	779	988

U.S.	1,459	1,382

Asia	1,263	1,154

Total insurance sales	3,501	3,524

Wealth sales by business segment(1)

Canada	19,938	16,114

Asia	10,937	8,373

Total wealth sales excluding Asset Management	30,875	24,487

Asset Management sales(1)	189,985	134,505

Total wealth sales	220,860	158,992

Value of New Business(1)	1,140	1,206

(1)	Represents a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document.

Total Company insurance sales decreased by $23 million or 1% ($36 million or 1%, excluding the impacts of foreign exchange translation) in 2020 compared to 2019.

•	Canada insurance sales decreased by 21% compared to 2019, reflecting lower large case sales and lower market activity.
•

U.S. insurance sales increased by 5%, excluding the favourable impacts of foreign exchange translation, driven by growth in employee benefits reflecting the demand for our digital and virtual capabilities, our Client-centric response to COVID-19, and new product releases.

•

Asia insurance sales increased by 8%, excluding the favourable impacts of foreign exchange translation, driven by International Hubs, partially offset by the Philippines as a result of the impact of COVID-19.

Total Company wealth sales increased by $61.9 billion or 39% ($59.7 billion or 38%, excluding the impacts of foreign exchange translation) in 2020 compared to 2019.

•	Canada wealth sales increased by 24%, primarily driven by higher large case sales in GRS and increased mutual fund and guaranteed product sales in Individual Wealth.
•	Asia wealth sales increased by 30%, excluding the favourable impacts of foreign exchange translation, driven by growth in all markets.
•	Asset Management sales increased by 40%, excluding the favourable impacts of foreign exchange translation, driven by higher mutual and managed fund sales in MFS and higher sales in SLC Management.

Total Company VNB was $1,140 million in 2020, a decrease of 5% compared to 2019, reflecting less favourable pricing in the U.S., and the impact of lower interest rates globally.

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2020	19

2. Premiums and Deposits

($ millions)	2020	2019

Premiums and Deposits

Net premium revenue	23,738	20,288

Segregated fund deposits	12,880	11,958

Mutual fund sales(1)	141,131	99,836

Managed fund sales(1)	62,190	45,062

ASO premium and deposit equivalents(1)	8,455	6,802

Total premiums and deposits(1)	248,394	183,946

(1)	Represents a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document.

Premiums and deposits increased by 34% in 2020, compared to 2019, excluding the favourable impacts of foreign exchange translation, driven by increased mutual fund and managed fund sales, and higher net premium revenue.

Net premium revenue increased by 16% in 2020 compared to 2019, excluding the favourable impacts of foreign exchange translation, driven by increased premium revenue in Asia and Canada.

Segregated fund deposits increased by 7% in 2020 compared to 2019, excluding the favourable impacts of foreign exchange translation, driven by increased deposits in Canada.

Mutual fund sales increased by 40% in 2020 compared to 2019, excluding the favourable impacts of foreign exchange translation, driven by increased sales in MFS and the Philippines and India in Asia.

Managed fund sales increased by 36% in 2020 compared to 2019, excluding the favourable impacts of foreign exchange translation, driven by increased sales in MFS, SLC Management and Asia.

ASO premium and deposit equivalents increased by 28% in 2020, compared to 2019, excluding the favourable impacts of foreign exchange translation, driven by increases in Canada.

3. Assets Under Management

AUM consists of general funds, segregated funds and other AUM. Other AUM includes mutual funds and managed funds, which include institutional and other third-party assets managed by the Company.

($ millions)	2020	2019

Assets under management(1)

General fund assets	197,090	180,229

Segregated fund assets	125,921	116,973

Mutual fund assets, managed fund assets and other AUM(1)	923,543	802,145

Total AUM(1)	1,246,554	1,099,347

(1)	Represents a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document.

AUM increased by $147.2 billion or 13% as at December 31, 2020 compared to December 31, 2019, resulting primarily from:

(i)	an increase of favourable market movements on the value of mutual funds, managed funds and segregated funds of $106.0 billion;
(ii)	net inflows from mutual, managed and segregated funds of $23.1 billion;
(iii)	an increase in AUM of general fund assets of $16.9 billion;
(iv)	acquired AUM from the InfraRed acquisition of $16.3 billion; and
(v)	an increase from other business activities of $6.7 billion; partially offset by
(vi)	a decrease of $21.8 billion from the impacts of foreign exchange translation (excluding the impacts from general fund assets).

The net inflow of mutual, managed and segregated funds of $23.1 billion in 2020 was predominantly driven by net inflows of $17.7 billion in MFS, $3.5 billion in Canada and $3.1 billion in Asia, partially offset by net outflows of $0.7 billion in Corporate and $0.5 billion in SLC Management.

General fund assets increased by $16.9 billion or 9% as at December 31, 2020 compared to December 31, 2019, primarily attributable to:

(i)	other business activities of $9.0 billion;
(ii)	an increase of $6.9 billion from the change in value of fair value through profit or loss (“FVTPL”) assets and liabilities; and
(iii)	net inflows of $2.1 billion; partially offset by
(iv)	a decrease of $1.1 billion from the impacts of foreign exchange translation.

Segregated fund assets increased by $8.9 billion or 8% as at December 31, 2020 compared to December 31, 2019, driven by favourable market movements of $8.4 billion, net inflows of $0.4 billion and the favourable impacts of foreign exchange translation of $0.1 billion.

Mutual funds, managed funds and other AUM increased by $121.4 billion or 15% as at December 31, 2020 compared to December 31, 2019, driven by favourable market movements of $97.6 billion, net inflows of $20.8 billion, acquired AUM from InfraRed of $16.3 billion and other business activities of $8.6 billion, partially offset by the impacts of foreign exchange translation of $21.9 billion.

20	Sun Life Financial Inc. Annual Report 2020 Management’s Discussion and Analysis

F. Financial Strength

	2020	2019

LICAT ratio

Sun Life Financial Inc.	147%	143%

Sun Life Assurance	127%	130%

Financial leverage ratio(1)	23.5%	21.2%

Dividend

Dividend payout ratio(1)	40%	41%

Dividends per common share ($)	2.200	2.100

Capital ($ millions)

Subordinated debt	4,781	3,538

Innovative capital instruments(2)	200	200

Equity

Participating policyholders’ equity and non-controlling interests	1,393	1,110

Preferred shareholders’ equity	2,257	2,257

Common shareholders’ equity	22,212	21,141

Total equity	25,862	24,508

Total capital	30,843	28,246

(1)	Represents a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document.
(2)

Innovative capital instruments consist of SLEECS and qualify as regulatory capital. However, under IFRS they are reported as Senior debentures in our Consolidated Financial Statements. For additional information, see section I - Capital and Liquidity Management - 1 - Capital in this document.

Life Insurance Capital Adequacy Test

OSFI has developed the regulatory capital framework referred to as the Life Insurance Capital Adequacy Test for Canada. LICAT measures the capital adequacy of an insurer using a risk-based approach and includes elements that contribute to financial strength through periods when an insurer is under stress as well as elements that contribute to policyholder and creditor protection wind-up.

On April 9, 2020, OSFI announced certain changes to capital requirements under the LICAT guideline in response to the COVID-19 pandemic. The changes pertain to the capital treatment of (i) payment deferrals for mortgages, leases, and other loans, (ii) payment deferrals on insurance premiums to policyholders, and (iii) interest rate risk requirements for participating lines of business. For payment deferrals granted due to the COVID-19 pandemic, OSFI allows for the loans, leases and receivables to continue to be treated as performing assets under the LICAT guideline. This means that these assets will not fall into the impaired and restructured category, and therefore, will not be subject to a higher capital charge.

On August 31, 2020, OSFI announced an update on this capital treatment. Deferrals granted before August 31, 2020 will not extend past 6 months. Deferrals granted between August 31, 2020 and September 30, 2020 will not extend past 3 months. Deferrals granted after September 30, 2020 will not be eligible for OSFI’s special capital treatment. For our December 31, 2020 LICAT ratio, the impact of the change in capital treatment for payment deferrals remains small. The change with respect to the interest rate risk requirements for participating lines of businesses reduces the impact of a discontinuity in the LICAT ratio caused from a switch in the interest rate scenarios applied, by smoothing the impact of participating lines of business interest rate risk over six quarters. As per OSFI’s communication, this new treatment will remain in place until at least December 31, 2023.

SLF Inc. is a non-operating insurance company and is subject to the LICAT guideline. As at December 31, 2020, SLF Inc.’s LICAT ratio was 147%, which was 4% higher than December 31, 2019. The favourable impacts of reported net income, net change in subordinated debt and capital savings from reinsurance were partially offset by the impacts of payment of dividends, the InfraRed acquisition, market movements and the smoothed impact of the switch in the interest rate scenario in North America for the participating business.

Sun Life Assurance, SLF Inc.’s principal operating life insurance subsidiary, is also subject to the LICAT guideline. As at December 31, 2020, Sun Life Assurance’s LICAT ratio was 127%, compared to 130% as at December 31, 2019. The impacts of the payment of dividends, market movements and the smoothed impact of the switch in interest rate scenario in North America for the participating business were partially offset by the favourable impacts of reported net income, capital savings from reinsurance and cash transfer from SLF Inc. in advance of the January 2021 payment for the ACB bancassurance partnership in Vietnam.

The Sun Life Assurance LICAT ratios in both periods are well above OSFI’s supervisory ratio of 100% and regulatory minimum ratio of 90%.

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2020	21

Capital

Our total capital consists of subordinated debt and other capital instruments, participating policyholders’ equity and total shareholders’ equity which includes common shareholders’ equity, preferred shareholders’ equity, and non-controlling interests. As at December 31, 2020, our total capital was $30.8 billion, an increase of $2.6 billion compared to the prior year. The increases to total capital included reported net income of $2,404 million, the issuance of $1 billion principal amount of Series 2020-1 Subordinated Unsecured 2.58% Fixed/ Floating Debentures (“Series 2020-1 Debentures”), and the issued $750 million principal amount of Series 2020-2 Subordinated Unsecured 2.06% Fixed/Floating Debentures (“Series 2020-2 Debentures”) both of which are detailed below. These were partially offset by the payment of $1,283 million of dividends on common shares of SLF Inc. (“common shares”), and the redemption of $500 million principal amount of Series 2015-1 Subordinated Unsecured 2.60% Fixed/Floating Debentures (“Series 2015-1 Debentures”), which is also detailed below.

Our capital and liquidity positions remain strong, supported by a low financial leverage ratio of 23.5%, a strong LICAT ratio of 147% at SLF Inc., and $3.1 billion in cash and other liquid assets(1) as at December 31, 2020 in the legal entity, SLF Inc. (the ultimate parent company) and its wholly- owned holding companies ($2.3 billion as at December 31, 2019).

Capital Transactions

On May 8, 2020, SLF Inc. issued $1 billion principal amount of Series 2020-1 Subordinated Unsecured 2.58% Fixed/Floating Debentures due 2032. The net proceeds will be used for general corporate purposes of SLF Inc., which may include investments in subsidiaries and repayment of indebtedness.

On June 30, 2020, 0.1 million of the 5.2 million Class A Non-cumulative Rate Reset Preferred Shares Series 8R (the “Series 8R Shares”) were converted into Class A Non-cumulative Floating Rate Preferred Shares Series 9QR (the “Series 9QR Shares”) on a one-for-one basis and 1.1 million of the 6.0 million Series 9QR Shares were converted into Series 8R Shares on a one-for-one basis. After the conversion, SLF Inc. has approximately 6.2 million Series 8R Shares and 5.0 million Series 9QR Shares issued and outstanding.

On September 25, 2020, SLF Inc. redeemed all of the outstanding $500 million principal amount of Series 2015-1 Subordinated Unsecured 2.60% Fixed/Floating Debentures, in accordance with the redemption terms attached to such debentures. The redemption was funded from existing cash and other liquid assets.

On October 1, 2020, SLF Inc. issued $750 million principal amount of Series 2020-2 Subordinated Unsecured 2.06% Fixed/Floating Debentures due 2035. The net proceeds will be used for general corporate purposes of SLF Inc., which may include investments in subsidiaries, repayment of indebtedness and other strategic investments.

Normal Course Issuer Bid

On August 13, 2020, SLF Inc.’s normal course issuer bid expired. In light of OSFI setting the expectation on March 13, 2020 that all federally regulated financial institutions should halt all dividend increases and share buybacks for the time being, SLF Inc. has postponed renewing its normal course issuer bid. In 2020, SLF Inc. purchased approximately 3.5 million common shares at a total cost of $200 million. All of the common shares purchased under SLF Inc.’s normal course issuer bid were subsequently cancelled. As at the program’s expiry, the total aggregate shares cancelled and associated cost under SLF Inc.’s normal course issuer bid were 6.3 million and $347 million, respectively.

Subsequent Events

On December 21, 2020, we announced our intention to redeem all of the outstanding $350 million principal amount of Series 2016-1 Subordinated Unsecured 3.10% Fixed/Floating Debentures on or about February 19, 2021, in accordance with the redemption terms attached to such debentures. The redemption will be funded from existing cash and other liquid assets. On redemption, this transaction will not impact the LICAT ratio of Sun Life Assurance, however, it will decrease the SLF Inc. LICAT ratio by approximately two percentage points.

On January 1, 2021, our subsidiary, Sun Life Vietnam, and ACB launched a 15-year exclusive bancassurance partnership in Vietnam. In January 2021, as a result of the transaction, the LICAT ratio of both SLF Inc. and Sun Life Assurance will decrease by approximately two percentage points.

On January 5, 2021, we completed our acquisition of a majority stake of Crescent, a U.S.-based global alternative credit investment manager. Total cash consideration of $308 million (US$241 million) was paid, which includes our portion of the net liabilities in Crescent of $60 million (US$47 million). The agreement includes the ability to acquire the seller’s outstanding shares in Crescent and a contingent consideration payment of up to $79 million (US$62 million), based on the achievement of certain milestones. In addition, the sellers have the option to require us to purchase their outstanding shares. The initial recognition of the put option liability is expected to reduce Total shareholders’ equity by approximately $175 million. Crescent is a part of our Asset Management business segment. The acquisition extends SLC Management’s solutions in alternative credit, which will benefit existing and prospective Clients. Crescent has more than 180 partners and employees and approximately $39.1 billion in AUM (US$30.7 billion), as at December 31, 2020. This transaction will not impact the LICAT ratio of Sun Life Assurance, however, it will decrease the SLF Inc. LICAT ratio by approximately two percentage points.

The subsequent events noted above will also have an impact to our cash and other liquid assets balance subsequent to December 31, 2020, with the exception of the ACB bancassurance partnership as the cash payment of $472 million was transferred to Sun Life Assurance in advance of the January 2021 payment.

(1)	Other liquid assets include cash equivalents, short-term investments, and publicly traded securities.

22	Sun Life Financial Inc. Annual Report 2020 Management’s Discussion and Analysis

In addition to the Corporate restructuring charge of approximately $20 million after-tax recorded in the fourth quarter of 2020 to simplify our organizational structure, we have also been developing a strategy for our workspace and redefining the role of the office, in a post COVID-19 world. Beginning first quarter of 2021, we will reduce and consolidate our real estate footprint across various sites in Canada and the U.S. These actions reflect a change to a more flexible and virtual work environment. In support of this strategy, we expect to take a charge between $40 - $60 million after-tax, mainly to reflect the vacating and reconfiguration of existing workspaces, in the first quarter of 2021. The actual restructuring charge and timing may differ from the Company’s estimate.

Financial Strength Ratings

Independent rating agencies assign credit ratings to securities issued by companies and assign financial strength ratings to financial institutions such as Sun Life Assurance.

The financial strength ratings assigned by rating agencies are intended to provide an independent view of the creditworthiness and financial strength of a financial institution. Each rating agency has developed its own methodology for the assessment and subsequent rating of life insurance companies.

Rating agencies do not assign a financial strength rating for SLF Inc., however, credit ratings are assigned to the securities issued by SLF Inc. and its subsidiaries and are described in SLF Inc.’s AIF under the heading Security Ratings.

The following table summarizes the financial strength ratings for Sun Life Assurance as at January 31, 2021 and January 31, 2020.

	A.M. Best	DBRS	Moody’s	Standard & Poor’s

January 31, 2021	A+	AA	Aa3	AA
January 31, 2020	A+	AA	Aa3	AA

Most recent rating agency actions on the financial strength rating of Sun Life Assurance:

•	March 11, 2020 - Standard and Poor’s (“S&P”) affirmed the financial strength rating with a stable outlook
•	September 14, 2020 - Moody’s affirmed the financial strength rating with a stable outlook
•	October 15, 2020 - DBRS affirmed the financial strength rating with a stable outlook
•	January 13, 2021 - A.M. Best affirmed the financial strength rating with a stable outlook

G. Performance by Business Segment

Sun Life’s business is well-diversified across geographies and business types, supported by our four pillar strategy and our diversified offerings of insurance and wealth products.

($ millions, unless otherwise noted)	2020	2019

Reported net income (loss)

Canada	717	883

U.S.	257	163

Asset Management	980	897

Asia	594	520

Corporate	(144)	155

Total reported net income (loss)	2,404	2,618

Underlying net income (loss)(1)

Canada	1,073	1,012

U.S.	568	532

Asset Management	1,128	1,004

Asia	579	550

Corporate	(135)	(41)

Total underlying net income (loss)(1)	3,213	3,057

(1)	Represents a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document.

All factors discussed in this document that impact our underlying net income are also applicable to reported net income.

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2020	23

1. Canada

Our Canada business segment is a leading provider of protection, health, and wealth solutions, providing products and services that deliver value to over 6.5 million Clients. We are the largest provider of benefits and pensions in the workplace, and provide a wide range of products to individuals via retail channels. Canada is a growth market for Sun Life and we are well positioned to help Canadians achieve lifetime financial security and live healthier lives.

Business Units

• Individual Insurance & Wealth	• Group Retirement Services	• Group Benefits

2020 Highlights

Shaping the market

•

Leveraged our market leadership position in GB(1), with over $11 billion of business-in-force, to establish a key role in proactively building mentally healthy workplaces across Canada. We executed several initiatives, including partnering with the Centre for Addiction and Mental Health (“CAMH”) to host a multi-organization executive mental health summit.

•

Sustained our #1 position in the group retirement market(2) with over $125 billion assets under administration. In our pension risk transfer business, we completed a $1.1 billion payout annuity sale, the largest single day annuity transaction by an insurer in Canada. In our defined contribution business, we launched our proprietary Environmental, Social and Governance (“ESG”) evaluation framework to empower Clients and plan sponsors in making informed investment decisions, reinforcing our commitment to drive social and environmental outcomes.

•

Upheld a leadership position in individual insurance(3) by enhancing our products and services, including being the first carrier in Canada to offer virtual health care services to retail Clients. In addition, we launched the Sun eApp to Third Party advisors, accelerating the life and critical illness insurance application process, and enabling a strong Client experience.

•

Continued retail wealth momentum by growing Sun Life Global Investments (“SLGI”) assets under management to $33 billion, and launching Sun Life Private Investment Pools, a tailored solution to optimize returns in the low interest rate environment.

Putting the Client at the Centre, with Digital, Data and Analytics

•

We put our Clients at the centre, strengthening relationships throughout the COVID-19 pandemic. We extended premium deferrals for those experiencing financial hardship, provided credits to sponsors on dental and paramedical premiums during the initial lockdown, and adapted to changing conditions to continue to meet Client needs, holding over 164,000 virtual advisor-Client meetings.

•

Our digital coach, Ella, proactively connected with Clients over 15 million times throughout the year, supporting our Clients during moments that matter and assisting them with an additional $700 million in wealth deposits and $1 billion in insurance coverage, an increase of 69% and 83% respectively over last year.

•

Made it easier for our Clients to do business with us, especially during unprecedented times, by digitally processing 90% of retail insurance applications, 79% of retail wealth transactions and 94% of GB health and dental claims, throughout the year.

•

Applied artificial intelligence and predictive modelling to accelerate and improve the individual insurance underwriting process, with 71% of policies underwritten without the need for laboratory tests, an increase of 26% over prior year.

•

Expanded Lumino Health’s capabilities through strategic partnerships with Dialogue, GoRendezvous and OnCall Health, and embedded it across our businesses, helping Clients access the resources they need, including over 150,000 paramedical health care providers with over 20 million user ratings.

•

Our Canadian mobile app, my Sun Life, continued to be recognized as a highly rated digital platform, maintaining a 4.0+ overall user rating since its inception(4), and grew annual downloads by 13% in 2020.

Strategy and Outlook

As the leader in the group benefits and group retirement markets and one of the largest players in individual insurance and wealth in Canada, Sun Life is well positioned to shape the market and meet the evolving needs of Canadians. Our strategy leverages our market leadership position across our core businesses and distribution networks, to continue to deliver on our Purpose to help our Clients achieve lifetime financial security and live healthier lives. Our focus for our Canadian businesses will be to:

Put the Client at the centre of everything we do

•

Deliver a best-in-class Client experience across all our Canadian businesses and continue to raise the bar, making it easier to do business with us. Our Client Experience Office (“CXO”) drives change and shares the best innovations across our organization, further enhancing our Client’s journey.

•

Enhance Client value with an integrated One Sun Life experience, offering quality products and services across our businesses that meet Client needs throughout all stages of their life, health and wealth journeys.

•

Continue to innovate to deliver a seamless, multi-channel experience, engaging Clients where, when and how they wish, while providing more proactive, personalized contact, leveraging our digital, data and analytics capabilities.

•

Continue to build, engage and invest in diverse and high-performing talent, who are empowered with an inclusive workplace and enabled to execute on our ambitions, competitively differentiating us in the market.

(1)	Based on revenue for year ended December 2019 from 2020 Group Benefits Provider Report.
(2)	Fraser Pension Universe Report (based on year-ended December 2019).
(3)	LIMRA Market Share as of third quarter 2020 year-to-date.
(4)	Achieved 4.0 or above overall annual user rating on both Apple App Store and Google Play Store, since its inception in 2011.

24	Sun Life Financial Inc. Annual Report 2020 Management’s Discussion and Analysis

Shape the market enabled by leadership in core businesses

•

Continue to support our SLFD and third party advisor network, with new and enhanced products and services, while leveraging our capabilities by providing additional digital support in these channels. The advisor channels are well positioned to help our Clients with customized financial plans, and life and health insurance solutions.

•

Expand our presence in the health market, including taking a proactive role in mental health, by advancing our Lumino Health platform and pursuing strategic partnerships, enabling Canadians to live healthier lives.

•

Leverage our strength in the worksite and our industry-leading technology to implement innovations to increase our Client retention rate and extend our group business market leadership. This includes solutions to help GB Clients manage their employee wellness needs and solutions, helping to bend the medical cost curve.

•

Capture the growing decumulation opportunity and advance our market leadership to be the retirement income provider of choice, by further enhancing our tools, products and services available to Clients at all stages of their lives, and augmenting them with our high quality advisory force.

•

Extend our leadership and continue to shape the growing Canadian group annuities market as the number one defined benefit solutions provider, assisting employers in managing the risk in their defined benefit plans.

•

Extend our sustainability solutions to drive social and economic outcomes for Clients, employees, investors and communities, in alignment with our enterprise-wide sustainability strategy, by empowering Clients to take positive actions and embedding sustainability across our offerings and operations.

Leverage digital, data and analytics, and artificial intelligence to develop new business models

•

Transform and digitize all aspects of the Client, advisor and sponsor journeys, with process enhancements and innovative data and analytic capabilities enabling proactive and meaningful Client engagement in moments that matter.

•	Ensure every Client across the country can have a distinctive, integrated, Client-centric digital experience when using life, health, and wealth solutions platforms.
•

Expand our Client reach and engagement through relevant and proactive connections with our digital coach, Ella, delivering proactive and personalized interactions to help our Clients in achieving their health and financial goals.

•	Develop and grow our digital business platforms, including Lumino Health and my Sun Life, making it easier and more convenient for our Clients to access the resources they need.

Outlook

We continue to evolve our business based on shifting demographics in the Canadian market, recognizing the varying needs, digital interface preferences and levels of support required through different life stages. Retirement planning and decumulation needs are increasing as more Canadians approach retirement, while the need for financial security remains prevalent in all cohorts as governments and employers download financial responsibility to individuals. Healthcare needs also continue to grow, with mental health being an area of focus, as our environment shifts and pandemic-induced social isolation challenges pose risks to Canadians’ well-being. With this, Canadians have two major preoccupations, their financial security, and their personal and loved ones’ health. Both of these drive the need for effective life and health protection and wealth advice, presenting opportunities for Sun Life to provide additional services to Canadians. As a trusted market leader with a full suite of solutions, proven experience in providing holistic advice, and a strong presence at the worksite and in communities across Canada, we are well positioned to continue to help our Clients in the right way, at the right time.

Although pandemic challenges emerged this year, influencing predominantly sales volumes and market impacts, Sun Life has displayed its strength and resilience through adapting and taking proactive measures to continue to deliver on our Purpose, while being there for our Clients when they need us most. With uncertainties continuing into 2021, we have accelerated key areas of our business to continue to operate in a non-face-to-face environment, while evolving our capabilities and solutions to meet our Clients and stakeholders’ needs. We remain committed to putting our Clients at the centre of everything, seeking opportunities to optimize, sustainably grow and expand our businesses with a long-term focus, while protecting and preserving value during moments that matter most.

The Canadian market is facing several headwinds that present both challenges and opportunities for our business. Digital disruptors continue to emerge, regulatory changes are impacting all business units, the competitive environment continues to apply additional pressure on achieving our objectives, and there is the potential for tax changes, particularly in light of deficits incurred due to the COVID-19 pandemic. To address these headwinds, we are actively investing in innovative digital solutions to provide more proactive personalized contact with our Clients to shape the industry in response to their needs. We continue to adapt our plans, driving momentum across our businesses and accelerating growth through new and adjacent opportunities. We continue to build on our leadership at the worksite, connect with Clients through our multi-channel distribution and explore new offerings in the wealth and health spaces to help our Clients achieve lifetime financial security and live healthier lives.

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2020	25

Business Units

Business	Description	Market position
Individual Insurance & Wealth

•  Provides holistic advice to individuals to help them and their families achieve lifetime financial security, and live healthier lives, leveraging a broad suite of life and health insurance and investment products

•  Products distributed via multi-channel distribution model consisting of the SLFD, third-party channels, including independent brokers and broker-dealers, and direct to consumer for certain products

•  2nd place market position by premiums within the individual life and health market and 2nd place for Individual Critical Illness Insurance based on premiums(1)

•  1st in fixed product sales(1) and 4th place market position by total wealth deposits and premiums(1)

Group Benefits

•  Provides group insurance products in Canada, including life, dental, extended health care, disability and critical illness, to employers of all sizes

•  Leverages our worksite advantage to offer voluntary benefits solutions to individual plan members, including post-employment life and health plans

•  Products distributed by sales representatives in collaboration with independent advisors, benefits consultants and the SLFD

• 1st place group benefits provider in Canada for the 8th consecutive year(2)
Group Retirement Services

•  Provides defined contribution pension plans and defined benefit solutions in Canada to employers of all sizes

•  Leverages our worksite advantage to offer voluntary savings plans, including postemployment plans, to those members exiting their employer-sponsored plans

•  Defined Benefit Solutions offers an expanding range of innovative de-risking solutions for defined benefit pension plans

•  Products distributed by sales representatives in collaboration with a multi-channel distribution network of pension consultants and advisors

• GRS ranked 1st in the defined contribution market based on total Capital Accumulation Plan assets for the 18th consecutive year(3) and ranked 1st in the defined benefit solutions annuity market(1)

(1)	LIMRA Market Share as of third quarter 2020, on a year-to-date basis.
(2)	Based on revenue for year ended December 2019 from 2020 Group Benefits Provider Report.
(3)	Fraser Pension Universe Report (based on year-ended December 2019).

Financial and Business Results

($ millions)	2020	2019

Individual Insurance & Wealth	36	282

Group Benefits	422	253

Group Retirement Services	259	348

Reported net income	717	883

Less: Market-related impacts(1)	(392)	(111)

Assumption changes and management actions(1)	32	(17)

Other adjustments(1)(2)	4	(1)

Underlying net income(3)	1,073	1,012

Reported ROE (%)(3)	9.8%	12.6%

Underlying ROE (%)(3)	14.7%	14.4%

Insurance sales(3)	779	988

Wealth sales(3)	19,938	16,114

Assets under management(3)	220,531	199,840

(1)	Represents an adjustment made to arrive at a non-IFRS measure. See section L - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(2)

Mainly comprised of certain hedges in Canada that do not qualify for hedge accounting and acquisition, integration and restructuring costs. For further information, see section L - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.

(3)	Represents a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document.

Profitability

Canada’s reported net income decreased by $166 million or 19% in 2020 compared to 2019, reflecting unfavourable market-related impacts, partially offset by favourable ACMA impacts. Market-related impacts included unfavourable equity market impacts and changes in the fair value of investment properties, partially offset by favourable interest rate impacts. Underlying net income increased by $61 million or 6%, driven by business growth, favourable results in GB, and higher investing activity. These factors were partially offset by unfavourable expense experience, lower net investment returns on surplus, unfavourable credit experience and the impact of tax matters that were favourable in 2019. Favourable GB experience was driven by lower dental and paramedical claims experience, net of Client credits and rebates, and improved disability experience, partially offset by the impacts of ASO expense experience.

Growth

Canada insurance sales in 2020 decreased compared to 2019. Individual insurance sales were $358 million in 2020, a decrease of $31 million or 8% compared to 2019, reflecting lower life insurance sales. Sales in GB were $421 million in 2020, a decrease of $178 million or 30% compared to 2019, reflecting lower large case sales and lower market activity.

26	Sun Life Financial Inc. Annual Report 2020 Management’s Discussion and Analysis

Canada wealth sales increased by $3.8 billion or 24% in 2020 compared to 2019. Individual wealth sales were $7.5 billion in 2020, an increase of $1.1 billion or 17% compared to 2019, driven by increased mutual fund and guaranteed product sales. GRS sales were $12.5 billion in 2020, an increase of $2.7 billion or 28% compared to 2019, driven by higher large case sales.

One of our key initiatives is to continue growing our individual wealth manufactured products, including SLGI mutual funds and Sun GIF(1) segregated funds. AUM for our wealth businesses, including GRS, was $150.8 billion as at December 31, 2020, an increase of $14.2 billion or 10% compared to December 31, 2019, driven by improved markets and net inflows.

Profitability and Growth by Business Unit

Individual Insurance & Wealth

Individual Insurance & Wealth’s reported net income decreased by $246 million or 87% in 2020 compared to 2019, reflecting unfavourable market- related impacts, partially offset by higher investing activity and business growth.

Individual life and health insurance product sales were $358 million in 2020, a decrease of $31 million or 8% compared to 2019. As noted above, the decrease reflects lower life insurance sales. Individual wealth product sales were $7.5 billion in 2020, an increase of $1.1 billion or 17% compared to 2019, driven by increased mutual fund and guaranteed product sales

Group Benefits

GB’s reported net income increased by $169 million or 67% in 2020 compared to 2019, driven by favourable morbidity experience related to lower dental and paramedical claims experience, net of Client credits and rebate, and improved disability experience. The change in reported net income was also driven by favourable ACMA impacts and business growth, partially offset by the impacts of ASO expense experience.

GB sales were $421 million in 2020, a decrease of $178 million or 30% compared to 2019, reflecting lower large case sales and lower market activity.

Group Retirement Services

GRS’s reported net income decreased by $89 million or 26% in 2020, compared to 2019, reflecting unfavourable credit experience and unfavourable ACMA and market-related impacts, partially offset by business growth.

GRS sales were $12.5 billion in 2020, an increase of $2.7 billion or 28% in 2020 compared to 2019, driven by higher large case sales. Assets under administration was $125.9 billion as at December 31, 2020, an increase of $13.8 billion or 12% compared to December 31, 2019 driven by improved market movement and net inflows.

2. U.S.

Our U.S. business group is one of the largest group benefits providers in the U.S. market, serving employees and their families at more than 55,000 workplaces of all sizes across the country with employer-sponsored insurance products and solutions. In addition, our U.S. business manages an in-force block of approximately 100,000 individual life insurance policies.

Business Units

Group Benefits	In-force Management

2020 Highlights

Growing our business

•

Our total Group Benefits sales of US$1.1 billion reached a new high, increasing 6% over 2019, driven by growth in employee benefits reflecting the demand for our digital and virtual capabilities, our Client-centric response to COVID-19, and new product releases.

•

Business-in-force as of December 31, 2020 was up 6% over the previous year, driven by continued strong performance in our stop-loss business where business-in-force reached US$2.2 billion, advancing our position as the largest independent medical stop-loss provider in the U.S.

•

Generated sales for each of the three new turnkey FullscopeRMS businesses that launched in 2019, signing new health plan and insurance partners for stop-loss, supplemental health and absence management offerings.

•

On-boarded the first Clients to our new integrated disability claim and absence management system, which provides enhanced digital and reporting capabilities for employers, real-time data, and a single point of contact for members throughout their leaves to simplify the claims process.

•

Expanded and renewed our partnership with the largest U.S. program manager of disability and life benefits for health care practices, continuing Sun Life’s position as their exclusive provider of customized life and disability solutions.

Enhancing our digital assets

•

Launched flexible, virtual options to enroll members for Sun Life benefits on any device and made several enhancements to our Maxwell Health digital benefits platform, including text messaging and live chat features and additional integration for employee payroll deductions. These digital tools allowed us to manage 100% of Client enrollments virtually throughout the pandemic, contributed to a 13% overall increase in employee benefits sales for the year and more than tripled the active employees on the Sun Life + Maxwell Health platform compared to year-end 2019.

•

Built connectivity with a widely-used HR information system that removes manual processes and provides real-time data, a key driver of new sales in 2020, and formed additional partnerships to develop similar connections with more benefits platforms.

(1)	Sun Life Guaranteed Investment Funds (“Sun GIF”)

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2020	27

•

Made it easier for Clients to interact with us virtually during the pandemic, such as adding e-signatures to online disability claims submission, and hosting 31 webinars for more than 44,000 Clients and brokers on regulatory changes related to the pandemic, Sun Life digital capabilities, and mental health support.

Supporting our Clients by filling coverage gaps

•	Introduced a new hospital indemnity product, a supplemental health coverage that gives members cash payments to cover out-of-pocket health insurance costs.
•

Eased financial burdens for Clients during the pandemic by providing extra time to make premium payments, providing dental premium credits, temporarily waiving Maxwell Health platform fees, adding COVID-19 coverage to our critical illness policies, and extending timelines to help temporarily laid-off or furloughed members keep their benefits coverage.

•

Allowed self-funded employers to change their underlying health plans without affecting their stop-loss protection or rates during the pandemic and launched three COVID-19 stop-loss products that include coverage for outbreaks at an employer’s workplace.

Strategy and Outlook

In the U.S., we continue to execute core strategies to achieve our goal of building the best benefits company in America. Our early adoption and expansion of digital and virtual assets served us well during the pandemic, as the importance of these capabilities has increased dramatically with employers and members. We are enhancing these capabilities and adding new solutions to serve our Clients as they adjust to a new way of working.

We continue to focus on closing our members’ insurance coverage gaps through our life, disability, absence management, dental, vision, voluntary, and supplemental health offerings. We are also helping self-funded employers and health plans solve for rising health care costs through our leading medical stop-loss business, and we are well-positioned to expand into complementary areas in the health care space where we can deliver unique value due to our strong market position and expertise. We also continue to build diversity and equity in our talent and support high employee engagement and an effective work environment, enabling an inclusive and innovative culture that executes our priorities and better serves our Clients. Our strategy goes to the heart of our Purpose of helping our Clients achieve lifetime financial security and live healthier lives.

Boost the digital experience and make it easier to do business with us

•

Drive digital expansion through new capabilities, partnerships and infrastructure to deliver predictive and personalized analytics to help members make decisions that are right for them, while providing better service, efficiencies and deeper insights.

•

Expand our clinical approach to long-term disabilities by developing new practices and insights into medical conditions to help identify more members who can return to work to work with appropriate supports.

•	Advance our national accounts capabilities, delivering integrated absence management and a comprehensive end-to-end high touch service model.

Help members close coverage gaps and select the right benefits

•	Continue to innovate through our Maxwell Health platform, providing an intuitive, digital benefits experience using data to drive proactive outreach and to recommend coverage options for Clients.
•	Expand our voluntary and supplemental health offerings with simple support tools that guide employees as their needs evolve.
•	Help employers to meet the requirements of federal and state leave laws and to give more Americans access to paid leave.
•	Drive more growth in FullscopeRMS by leveraging the recently expanded suite of turnkey solutions for insurance company and health plan partners.

Help employers manage rising health care costs through our medical stop-loss business

•	Continue to provide industry-leading expertise and innovative risk management solutions while enhancing our offerings to better serve all market segments.
•	Extend into new areas of health care that are complementary to our core business, which will allow us to integrate medical cost management with our stop-loss product to help improve health outcomes.
•	Leverage our data and analytics capabilities to identify opportunities and new solutions to reduce health care expenses and control pharmacy costs for Clients.

Optimize the value of our In-force Management business

•	Continue to provide excellent service to our individual insurance policy-owners.
•	Evaluate opportunities to improve profitability, including expense efficiencies and alternative investment strategies.
•	Effectively manage risk and capital through reinsurance and via product offerings for converting or maturing policies.

Outlook

The COVID-19 pandemic has presented both challenges and opportunities. It has accelerated the adoption of digital capabilities and virtual interactions, as well as heightened the awareness of the need for insurance protection. We were well-positioned to help our Clients address these issues in 2020, successfully deploying a virtual distribution model and advancing our digital platforms, and expanding our product features. Going forward, we will continue to invest in digital capabilities and enhance our products to better serve our Clients in the new environment. We will continue to address the challenges resulting from the pandemic, such as unfavorable group life mortality and unemployment rates, which may put pressure on revenues and possibly disability claims incidence rates. Both the pandemic and the new U.S. administration create the possibility for new regulation which could present a mix of tailwinds and headwinds. We are also monitoring possible changes to key areas impacting our business, such as the potential introduction of a federally mandated paid family and medical leave program, modifications to the Affordable Care Act, and changes to corporate tax rates.

The health insurance market continues to grow at a faster pace than the overall group benefits market due to medical inflation and increasing demand. We are leveraging our leadership position and deep expertise to help self-funded employers manage health care costs and improve outcomes, as well as helping members fill gaps in health insurance coverage with our supplemental health products.

28	Sun Life Financial Inc. Annual Report 2020 Management’s Discussion and Analysis

Business Units

Business	Description	Market position
Group Benefits

•  Provides group insurance products and services, including life, long-term and short-term disability, absence management, medical stop-loss, dental, vision, voluntary and supplemental health insurance such as hospital indemnity, accident and critical illness

•  Stop-loss insurance provides employers who self-insure their employee health plans with protection against large claims

•  Products distributed through more than 31,000 independent brokers and benefits consultants, supported by approximately 190 employed sales representatives

•  Serves more than 55,000 employers in small, medium and large workplaces across the U.S.

•  FullscopeRMS, provides turnkey solutions for disability, absence management, stop-loss and supplemental health coverages and capabilities including underwriting services, claims administration, product development, actuarial and policy administration

•  Largest independent medical stop-loss provider(1)

•  Largest turnkey disability provider(2)

•  One of the largest preferred provider organization (“PPO”) dental networks with 130,000 unique dentists(3)

•  Top ten group life and disability and benefits provider(4)

In-force Management	• Provides approximately 100,000 individual life insurance policies, primarily universal life and participating whole life insurance

(1)

Ranking compiled by Sun Life based on data contained in the 2019 Accident and Health Policy Experience Report from the National Association of Insurance Commissioners (“NAIC”). An independent stop-loss carrier is defined as a stop-loss carrier that does not also sell medical claim administration services.

(2)	Based on annual 2019 NAIC Accident and Health Policy Experience Report and DRMS market expertise.
(3)	Based on unique dentist count from Zelis Network Analytics data as of September 2020. Nationwide counts are state level totals.
(4)	Based on LIMRA 2019 Annual U.S. Sales & In-Force Reports for group term life, group short-term disability and long-term disability insurance.

 Financial and Business Results

(US$ millions)	2020	2019

Group Benefits	331	187

In-force Management	(140)	(65)

Reported net income (loss)	191	122

Less: Market-related impacts(1)	6	(40)

Assumption changes and management actions(1)	(236)	(221)

Acquisition, integration and restructuring(1)	(4)	(16)

Underlying net income (loss)(2)	425	399

Reported ROE (%)(2)	6.9%	4.5%

Underlying ROE (%)(2)	15.3%	14.7%

After-tax profit margin for Group Benefits (%)(2)(3)	8.0%	7.3%

Insurance sales(2)	1,102	1,043

(C$ millions)

Reported net income (loss)	257	163

Underlying net income (loss)(2)	568	532

(1)	Represents an adjustment made to arrive at a non-IFRS measure. See section L - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(2)	Represents a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document.
(3)	Based on underlying net income, on a trailing four-quarter basis, and which is described in section L - Non-IFRS Financial Measures in this document.

Profitability

U.S.’s reported net income increased by US$69 million ($94 million) or 57% (58%) in 2020 compared to 2019, driven by favourable market-related impacts predominantly from changes in interest rates, and lower integration costs, partially offset by unfavourable ACMA impacts. Underlying net income increased by US$26 million ($36 million) or 7% (7%), driven by favourable morbidity experience in employee benefits and medical stop-loss, higher investing activity, business growth and higher available-for-sale (“AFS”) gains, partially offset by unfavourable mortality, credit and expense experience. The impacts of foreign exchange translation increased reported net income and underlying net income by $4 million.

The trailing four-quarter after-tax profit margin for Group Benefits was 8.0% as of the fourth quarter of 2020, compared to 7.3% as of the fourth quarter of 2019.

Growth

U.S. insurance sales increased by US$59 million or 6% in 2020 compared to 2019, driven by growth in employee benefits reflecting the demand for our digital and virtual capabilities, our Client-centric response to COVID-19, and new product releases. Business in-force as of December 31, 2020 was up 6% over the previous year, driven by continued strong performance in our stop-loss business where business in-force reached US$2.2 billion, advancing our position as the largest independent provider of medical stop-loss in the U.S.

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2020	29

Profitability by Business Unit

Group Benefits

Group Benefits’ reported net income increased by US$144 million or 77% in 2020 compared to 2019, driven by favourable ACMA impacts and morbidity experience in employee benefits and medical stop-loss, business growth and lower integration costs, partially offset by unfavourable mortality experience.

In-Force Management

In-force Management’s reported net loss was US$140 million, an increased loss of US$75 million in 2020 compared to 2019, reflecting unfavourable ACMA impacts, credit experience and expense experience, partially offset by favourable market-related impacts and higher investing activity.

3. Asset Management

Our Asset Management business group is comprised of MFS and SLC Management. MFS is a premier global asset management firm which offers a comprehensive selection of financial products and services that deliver superior value and actively manages assets for retail and institutional investors around the world. SLC Management is an institutional investment management business that delivers liability driven investing, alternative fixed income, infrastructure and real estate solutions to Clients, with operations around the world.

Business Units

• MFS Investment Management	• SLC Management

2020 Highlights

•	We ended 2020 with $882.5 billion in assets under management consisting of $776.8 billion (US$610.2 billion) from MFS and $105.6 billion from SLC Management.

MFS

•	MFS experienced total net inflows of $13.1 billion in 2020 driven by strong retail flows.
•

Strong long-term investment performance of MFS’s U.S. retail mutual fund assets, which ranked in the top half of their Morningstar(1) categories based on ten-, five- and three-year performance, with 97%, 95% and 94%, respectively, as at December 31, 2020. Based on ten-, five- and three-year performance respectively, 83%, 88% and 79% of MFS’s U.S. mutual funds ranked in the top half of their Lipper(1) categories.

•	Fixed income gross sales were up 41% in 2020 over the previous year.

SLC Management

•

We completed the acquisition of the majority stake in InfraRed, a global infrastructure and real estate investment manager. As a leader in global infrastructure investing including renewable energy, InfraRed will broaden SLC Management’s suite of alternative investment solutions while also creating the opportunity for InfraRed to access North American investors through our distribution networks. The transaction includes the ability to acquire the remaining 20% interest of InfraRed in the future.

•

On January 5, 2021, we completed our acquisition of a majority stake of Crescent, a U.S.-based global alternative credit investment manager. Total cash consideration of $308 million (US$241 million) was paid, which includes our portion of the net liabilities in Crescent of $60 million (US$47 million). The agreement includes the ability to acquire the seller’s outstanding shares in Crescent and a contingent consideration payment of up to $79 million (US$62 million), based on the achievement of certain milestones. In addition, the sellers have the option to require us to purchase their outstanding shares. The initial recognition of the put option liability is expected to reduce Total shareholders’ equity by approximately $175 million. Crescent is a part of our Asset Management business segment. The acquisition extends SLC Management’s solutions in alternative credit, which will benefit existing and prospective Clients. Crescent has more than 180 partners and employees and approximately $39.1 billion in AUM (US$30.7 billion), as at December 31, 2020.

•

We received recognition for our achievements in sustainable investing. SLC Management’s fixed income business and InfraRed both received high ratings from the Principles for Responsible Investment organization for strategy and governance while BentallGreenOak (“BGO”) was the recipient of The Canadian Green Building Council’s national Green Building Pioneer Award for its innovative approach to delivering climate change resilience strategies for its commercial real estate portfolio. Also in 2020, SLC Management joined Climate Action 100+ to advocate for actions and disclosures on climate related risks aligned with the Financial Stability Board’s Task Force on Climate-Related Financial Disclosures (“TCFD”).

Strategy and Outlook

Our strategy is to design and deliver investment products through MFS and SLC Management that will deliver growth in traditional active asset management as well as LDI and alternative asset classes. MFS competes primarily in the global institutional, U.S. retail and select non-U.S. retail markets. SLC Management leverages Sun Life’s long-standing expertise in LDI and private asset class investments, augmented by the specialized capabilities obtained through our recent acquisitions, to offer customized investment solutions to third-party institutional investors.

(1)

Both Lipper and Morningstar are financial service firms that provide independent analytics on mutual funds. There can be slight differences in how each firm defines relative peer groups for these analytics. MFS’s U.S. Mutual Funds Board has transitioned to using Morningstar as their primary benchmark for evaluation, effective 2020.

30	Sun Life Financial Inc. Annual Report 2020 Management’s Discussion and Analysis

MFS: Continue to deliver superior investment performance while allocating capital responsibly for our Clients

MFS’s active management strategy focuses on delivering value to our Clients over the long term. Our strong relative performance puts us in a competitive position over other asset managers:

•

With increasing market volatility and a successful track record, MFS is well-positioned to attract flows from all Client sectors that are seeking risk-managed capital appreciation over the long term based on our disciplined, long-term approach. We are engaging Clients to align with MFS on longer investment horizons, to leverage our proven ability to deliver over benchmark performance through a market cycle.

•	Our leadership on ESG which is embedded in our overall investment approach of allocating capital responsibly on behalf of our clients.
•	Build out institutional fixed income product and sales capabilities, and broaden our non-U.S. retail initiatives.
•	MFS strives to maintain margins in the top quartile of active managers’ margins while maintaining our commitment to provide long-term value to Clients.

SLC Management: Help institutional investors meet their goals by offering a broad suite of alternative asset classes and fixed income strategies

We are well-positioned to take advantage of three key trends in our target markets through:

•	Increased demand for investment alternatives due to low nominal interest rates.
•	Outsourcing of asset management by insurance companies, and
•	Consolidation of investment manager relationships by institutional investors.

Our strategy is to continue to deliver superior investment performance and to expand our distribution capabilities and product lineup with offerings that leverage our broad range of alternative asset and fixed income investment capabilities. We offer our Clients a compelling suite of solutions, including:

•	Income-related and total return capabilities across key asset classes including public and private fixed income.
•	Deep real estate equity and debt expertise.
•	Global infrastructure and alternative credit investment opportunities.
•	Differentiated portfolio strategies.

Outlook

We will continue to see industry consolidation in the asset management industry as changes are driving clients and platforms to consolidate assets into fewer investment firms. Within this context, we believe that we have the scale, proven long-term track records and broad product portfolios to take advantage of this opportunity to gain market share.

Active asset management businesses are facing headwinds as demand for passive and alternative strategies grows faster than the overall market, as well as slow downward pressure on fees, from technology, new market entrants, regulation and increased transparency. To address these headwinds, we will continue to position our active asset manager to serve the large pool of alpha-seeking assets in both the retail and institutional markets, bringing our scale, and proven track record to the service of our global Clients. We will leverage our data analytics capabilities to continue to improve our distribution capabilities. Even with some investors choosing a passive strategy, as a well-positioned and skilled active manager we will have the opportunity to grow. We expect the industry to continue to consolidate and believe this will provide sales opportunities to MFS as a top-tier asset manager.

SLC Management predominantly earns investment management fee income based upon Clients’ assets under management which are impacted by market conditions and Client asset allocations. In a low yield environment, our Clients are increasingly looking for strategies that best match the liability profile of their business, support their investment goals, and that offer additional yield and return. We meet these needs through an array of fixed income strategies and alternative assets including real estate and infrastructure equity. These strategies are often consistent with our own approach for managing the general account of Sun Life Financial, resulting in an alignment of interests with our Clients, enabling opportunities for co-investing. Despite the challenging environment faced this year as a result of COVID-19, we continued to leverage opportunities to establish new Client relationships and to launch new products.

Business Units

Business	Description	Market position
MFS

•  Actively manages assets for retail and institutional investors, including pension plans, sovereign wealth funds, monetary authorities, and endowments and foundations

•  Retail products are distributed through financial advisors, brokerages and other professionals

•  Institutional products are distributed by an internal sales force, which is aided by a network of independent consultants

• Over US$610 billion in AUM • The 11th largest U.S. Retail funds manager(1)
SLC Management

•  SLC Management delivers LDI, alternative fixed income, real estate and infrastructure solutions to Clients through a portfolio of companies, including:

•  BGO, a global real estate investment manager

•  SLC Management (U.S.), a U.S. institutional asset manager specializing in customized fixed income portfolio and LDI for U.S. insurance companies and pension plans

•  SLC Management (Canada), a Canadian institutional asset manager that provides investment expertise in alternative asset classes and LDI to pension funds and other institutional investors

•  InfraRed Capital Partners, a global infrastructure and real estate investment manager headquartered in London, UK

•  Institutional products are distributed by an internal sales force, which is aided by a network of independent consultants

• Over $105 billion in AUM

(1)	As reported by Strategic insight based on AUM as at December 31, 2020.

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2020	31

Financial and Business Results

Asset Management (C$ millions)	2020	2019

Reported net income	980	897

Less: Fair value adjustments on MFS’s share-based payment awards(1)	(92)	(64)

Acquisition, integration and restructuring(1)(2)	(56)	(43)

Underlying net income(3)	1,128	1,004

Assets under management (C$ billions)(3)	882.5	768.8

Gross sales (C$ billions)(3)	190.0	134.5

Net sales (C$ billions)(3)	17.2	(12.2)

MFS (C$ millions)

Reported net income	942	909

Less: Fair value adjustments on MFS’s share-based payment awards(1)	(92)	(64)

Underlying net income(3)	1,034	973

Assets under management (C$ billions)(3)	776.8	684.8

Gross sales (C$ billions)(3)	178.3	125.0

Net sales (C$ billions)(3)	17.7	(15.8)

MFS (US$ millions)

Reported net income	704	685

Less: Fair value adjustments on MFS’s share-based payment awards(1)	(70)	(48)

Underlying net income(3)	774	733

Pre-tax net operating profit margin ratio(3)	39%	39%

Average net assets (US$ billions)(3)	525.4	484.0

Assets under management (US$ billions)(3)(4)	610.2	527.4

Gross sales (US$ billions)(3)	132.8	94.2

Net sales (US$ billions)(3)	13.1	(11.8)

Asset appreciation (depreciation) (US$ billions)	69.7	110.8

S&P 500 Index (daily average)	3,218	2,914

MSCI EAFE Index (daily average)	1,853	1,892

SLC Management (C$ millions)

Reported net income	38	(12)

Less: Acquisition, integration and restructuring(1)(2)	(56)	(43)

Underlying net income(3)	94	31

Assets under management (C$ billions)(3)	105.6	84.0

Gross sales (C$ billions)(3)	11.7	9.5

Net sales (C$ billions)(3)	(0.5)	3.6

(1)	Represents an adjustment made to arrive at a non-IFRS measure. See section L - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(2)

Amounts relate to acquisition costs for the acquisition of our majority stake in BGO (“BGO acquisition”) and the InfraRed acquisition, which includes the unwinding of the discount for the Other financial liabilities of $47 million and $16 million for 2020 and 2019, respectively.

(3)	Represents a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document.
(4)

Monthly information on AUM is provided by MFS in its Corporate Fact Sheet, which can be found at www.mfs.com/CorpFact. The Corporate Fact Sheet also provides MFS’s U.S. GAAP assets and liabilities as at December 31, 2020.

Profitability

Asset Management’s reported net income increased by $83 million or 9% in 2020 compared to 2019, driven by the change in underlying net income of $124 million, partially offset by higher fair value adjustments on MFS’s share-based payment awards and higher acquisition and integration costs in SLC Management. Underlying net income increased driven by results from the BGO and InfraRed acquisitions, and higher average net assets (“ANA”) in MFS and an increase in performance fees in SLC Management, partially offset by changes in net investment returns in MFS. The impacts of foreign exchange translation increased reported net income and underlying net income by $9 million and $10 million, respectively.

Growth

Asset Management’s AUM increased by $113.7 billion or 15% as at December 31, 2020 compared to December 31, 2019, primarily driven by asset appreciation of $98.1 billion, net inflows of $17.2 billion and an increase in AUM of $16.3 billion from the InfraRed acquisition, partially offset by the impacts of foreign exchange translation of $21.5 billion.

32	Sun Life Financial Inc. Annual Report 2020 Management’s Discussion and Analysis

Profitability and Growth by Business Unit

MFS

In U.S. dollars, MFS’s reported net income increased by US$19 million of 3% in 2020 compared to 2019, driven by the change in underlying net income of US$41 million, partially offset by higher fair value adjustments on MFS’s share-based payment awards. Underlying net income increased driven by higher ANA, partially offset by changes in net investment returns and higher sales expenses.

MFS’s AUM increased by US$82.8 billion or 16% as at December 31, 2020 compared to December 31, 2019, primarily driven by asset appreciation of US$69.7 billion and net inflows of US$13.1 billion.

SLC Management

SLC Management’s reported net income was $38 million in 2020 compared to reported net loss of $12 million in 2019, driven by the change in underlying net income of $63 million, partially offset by higher acquisition and integration costs related to the BGO and InfraRed acquisitions. Underlying net income increased driven by results from the BGO and InfraRed acquisitions, and the increase in performance fees, partially offset by losses on real estate designated for seed investments.

SLC Management’s AUM increased by $21.6 billion or 26% as at December 31, 2020 compared to December 31, 2019, primarily driven by the InfraRed acquisition of $16.3 billion, asset appreciation of $4.0 billion and other items of $3.5 billion, partially offset by the impacts of foreign exchange translation of $1.7 billion and net outflows of $0.5 billion.

4. Asia

Our Asia segment consists of two business units: Local Markets and International Hubs. Our Local Markets operates in six Asian markets, delivering value to over 23 million Clients by providing life, health, wealth and asset management solutions through a multi-channel distribution approach. The International Hubs offers leading insurance and wealth products, including high-net-worth solutions in Hong Kong and via our International business. Our Asia presence provides us with a strong foothold to take advantage of the high growth prospects in the region.

Business Units

• Local Markets	• International Hubs

2020 Highlights

Growth in scale and distribution

•

We ended 2020 with $61.5 billion in total AUM in our wealth and asset management businesses, including $19.3 billion from our Hong Kong Mandatory Provident Fund (“MPF”) pension business, the second fastest growing MPF business(1), and third largest in terms of AUM.

•

Expanded our agency distribution network substantially across Asia, with the total number of advisors reaching 138,000, up 12% since the end of 2019. This includes continued growth of our new proprietary agency channel in Malaysia, which reached 710 advisors, allowing us to better service local communities and meet the needs of Clients.

•

In 2020, we launched our first exclusive bancassurance partnership in Vietnam with TPBank, which propelled our Vietnam business to nearly double its sales for the year versus 2019. We have now entered a second bancassurance partnership with Asia Commercial Joint Stock Bank, with sales beginning in January 2021.

•

In Indonesia, we launched our first product as part of our expanded bancassurance partnership with Nobu National Bank in June. We also saw strong sales from our new sharia bancassurance partner, Bank Muamalat Indonesia, which was introduced at the end of 2019 and accounted for over 40% of our sharia sales in 2020.

•

In the International Hubs business, we re-designed our product offering to better align with evolving Client demand, resulting in a revitalization of high-net-worth sales in 2020, and we established a new business in Singapore to meet the needs of high-net-worth Clients there, set to launch its first product in 2021. With this, we are extending our reach to eight Asian markets.

Strong execution on our digital transformation journey

•

Client mobile applications and SunSmart, our digital end-to-end point-of-sales (“POS”) tool, are now available in all Local Markets and Hong Kong, powering brighter Client experiences by being more personal, proactive and predictive across platforms.

•

Rolled out virtual sales experiences in each of our markets. Clients and advisors across our businesses are now able to transact comfortably and securely, from application submission to digital signing, providing Clients with a quick and seamless experience, all without using paper or meeting face-to-face.

•

Introduced Remote Online Medical Exam (“ROME”) in the Philippines, where accredited health professionals perform online medical examinations for prospective Sun Life Clients applying for an insurance policy or a reinstatement, a first in the Philippines.

•

Simplified premium payment options made it easier for Clients to do business with us. For example, in Vietnam Clients now have the option to pay premiums online, and in the Philippines we’ve introduced an expanded range of cashless payment options, which accounted for 79% of total payment transactions in 2020.

(1) Mercer MPF Market Shares Report, September 2020.

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2020	33

Strategy and Outlook

In order to achieve our ambitious growth objectives in earnings, value of new business and sales, we will need to grow scale in all of our markets, with world-class distribution capabilities and operational excellence powered by a Digital Enterprise, while investing in the right talent. Our areas of focus for Asia are to:

Build world-class distribution

•

Extend our reach across channels and segments to serve the growing insurance markets in Asia and to help more Clients by offering a holistic, diversified product lineup, including expanding our health and wellness solutions, with targeted expansion in local markets.

•	Deliver a multi-channel experience engaging Clients where, when and how they wish.
•	Create a unique distribution differentiator in each market by rolling out the next phase of our Most Respected Advisor (“MRA”) program to build elite distribution leaders.
•	Continue to effectively collaborate with existing bancassurance partners and establish new bank relationships, in order to offer solutions to a wider range of Clients.
•	Use data and analytics to drive advancement in Client retention, advisor productivity, recruitment and training and development, with a focus on distribution quality.

Transform our operations and business model

•	Digitize our business and leverage common technology platforms to enhance the Client experience by making it easier to do business with us and ensure a seamless experience in all our markets in Asia.
•	Better engage prospective and existing Clients by being more personal, proactive and predictive through the use of data and analytics.

Continue to build scale in each of our markets

•	Achieve scale in each market and offer a holistic set of solutions to help our Clients achieve lifetime financial security and live healthier lives.
•	To grow our scale, we will focus on both organic and inorganic approaches, which include opportunities that bring distribution capabilities and are accretive to Sun Life’s earnings.

Outlook

We believe our diversified business, with a multi-country presence and multi-channel distribution, positions us to capture opportunities as they arise, and protects our business as a whole against adverse economic or regulatory cycles in any one market. We expect that the region’s economic growth will continue, despite the uncertainties and short-term headwinds due to COVID-19, and that rapid wealth-creation, coupled with low penetration rates for insurance, will result in sustained growth across all of our distribution channels over the medium-term. In addition, we expect to continue to reach more Clients by expanding our high-quality agency force and diverse network of bancassurance partners. Furthermore, we feel confident that our market leading position in the global high-net-worth space will continue to generate value, including our new operation in Singapore, where we plan to launch our first product in 2021.

Competition and economic and geopolitical uncertainty continue to pose challenges to our businesses, and these are further intensified by the ongoing pandemic. However, our steadfast dedication to our Purpose and our Clients, strengthening market positions, key strategic relationships, investments in digital & analytics and our ability to leverage Sun Life’s global expertise position us well for the future. As local governments continue to download responsibilities in both the retirement and health spaces, we are well-equipped to offer current and prospective Clients a diverse range of sound solutions.

34	Sun Life Financial Inc. Annual Report 2020 Management’s Discussion and Analysis

Business Markets

Business	Description	Market Position
Local Markets
Philippines(1)

•  Individual and group life and health insurance products to individuals and businesses through a multi-channel distribution network

•  Mutual funds to individual and institutional Clients through agency, brokerage, bancassurance and digital partners

• #1 ranked insurance company(2) • 2nd largest mutual fund operation in the country(3)
Indonesia

•  Individual life and health insurance and creditor life insurance through agency, telco arrangements and bancassurance, including a bancassurance partnership with CIMB Niaga, the 5th largest bank in the country

• Ranked in the Top 10 overall(4)
Vietnam

•  Individual insurance and pensions distributed through agency, corporate sales, and digital distribution channels and partnerships including a bancassurance agreement with TPBank, a digital leader in Vietnamese banking, and a partnership with ACB

• Ranked in the Top 15 overall(5)
Malaysia(6)	• Individual and group insurance through banks and telco arrangements, including an exclusive bancassurance agreement with CIMB Bank, Malaysia’s 2nd largest bank, and a growing agency force	• 4th in bancassurance sales(7)
India(8)

•  Individual and group insurance, savings and retirement products through agency, brokerage and bancassurance channels

•  Mutual fund products to both individual and institutional investors through independent financial advisors, banks, and direct distribution channels

• 7th largest life insurance company in India(9) • 4th largest mutual fund operation in the country(10)
China(11)

•  Individual and group life and health insurance and savings products distributed through agency, brokerage, bancassurance and digital channels

•  Institutional asset management, passive third-party asset management and debt financing business through direct distribution

• Top 10 life insurance company in China among multinationals(12)

International Hubs
Hong Kong

•  MPF and pension administration to individuals and businesses through agency and brokerage distribution

•  Individual and group life and health insurance to individuals and businesses through agency and brokerage distribution

• 3rd largest provider based on AUM, 2nd based on net inflows(13) • Top 10 in Agency for Life Insurance(14)
International	• Individual life insurance solutions for high-net-worth individuals and families residing outside the U.S. and Canada • Manages a block of International wealth investment products closed to new sales	• A leader in international high-net- worth life insurance business

(1)	Philippines: Includes a joint venture with the Yuchengco Group - Sun Life Grepa Financial, Inc. (49%).
(2)	Insurance Commission of the Philippines, based on third quarter 2020 year-to-date total premium income for Sun Life of Canada (Philippines).
(3)	Philippine Investment Funds Association, based on October 2020 year-to-date ending AUM.
(4)	Indonesia Life Insurance Association industry report, based on third quarter 2020 year-to-date first year premiums.
(5)	October 2020 year-to-date annualized first year premiums based on data shared among industry players.
(6)	Malaysia: Joint ventures with Khazanah Nasional Berhad and CIMB Group Holdings Berhad - Sun Life Malaysia Assurance Berhad (49%), Sun Life Malaysia Takaful Berhad (49%).
(7)	Life Insurance Association of Malaysia and Insurance Services Malaysia Berhad, based on the third quarter 2020 year-to-date annualized first year premium for conventional and takaful business.
(8)

India: Joint ventures with the Aditya Birla Group - Aditya Birla Sun Life Insurance Company Limited (49%), Aditya Birla Sun Life Asset Management Company Limited (“Aditya Birla Sun Life AMC Limited”) (49%).

(9)	Insurance Regulatory Authority of India, based on November 2020 year-to-date first year premiums among private players.
(10)	Association of Mutual Funds in India, based on average AUM for the quarter ended December 31, 2020.
(11)	China: Joint ventures with the China Everbright Group: Sun Life Everbright Life Insurance Company Limited (24.99%), Sun Life Everbright Asset Management Co., Ltd (24.74%).
(12)	China Insurance Regulatory Commission, based on gross premiums for the third quarter 2020 year-to-date (excluding universal and variable universal life insurance deposits and pension companies).
(13)	Mercer MPF Market Shares Report, September 2020.
(14)	Insurance Authority of Hong Kong, Provisional Statistics on Hong Kong Long Term Insurance Business, based on third quarter 2020 year-to-date annualized first year premiums.

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2020	35

Financial and Business Results

($ millions)	2020	2019

Local Markets(1)(2)	265	339

International Hubs(1)(2)	329	181

Reported net income	594	520

Less: Market-related impacts(3)	(77)	(66)

Assumption changes and management actions(2)	99	37

Acquisition, integration, restructuring (3)	(7)	(1)

Underlying net income(4)	579	550

Reported ROE (%)(4)	10.1%	9.5%

Underlying ROE (%)(4)	9.8%	10.0%

Insurance Sales(4)	1,263	1,154

Wealth Sales(4)	10,937	8,373

(1)

Prior to the first quarter of 2020, these business units were referred to as Insurance and Wealth, and International, respectively, in our Interim and Annual MD&A. Effective the first quarter of 2020, Insurance and Wealth was renamed to Local Markets and we combined our International business and Hong Kong business into a new management structure called “International Hubs”. We have updated prior period amounts to reflect this change in presentation.

(2)	Local Markets is comprised of Philippines, Indonesia, India, China, Malaysia and Vietnam. International Hubs is comprised of International and Hong Kong.
(3)	Represents an adjustment made to arrive at a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(4)	Represents a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document.

During the first quarter of 2020, we combined our International business and Hong Kong business into a new management structure called “International Hubs”, to leverage the high-net-worth opportunities in Asia and offer our Clients and distribution partners best-in-class product and service offerings across all geographies.

Profitability

Asia’s reported net income increased by $74 million or 14% in 2020 compared to 2019, primarily driven by favourable ACMA impacts. Underlying net income increased by $29 million or 5%, driven by higher new business gains, favourable expense experience, business growth and favourable morbidity experience, partially offset by less favourable credit experience and an AFS impairment of $20 million related to an investment in a fund managed by our joint venture in India. The impacts of foreign exchange translation increased reported net income and underlying net income by $18 million.

Growth

Excluding the favourable impacts of foreign exchange translation, Asia insurance sales increased by 8% in 2020 compared to 2019. Individual insurance sales were $1,222 million, an increase of 9%, driven by International Hubs, partially offset by the Philippines as a result of the impact of COVID-19.

Excluding the favourable impacts of foreign exchange translation, Asia wealth sales increased by 30% in 2020 compared to 2019, driven by growth in all markets.

Profitability by Business Unit and Growth by Business Market

Local Markets

Local Markets’ reported net income decreased by $74 million or 22% in 2020 compared to 2019, reflecting less favourable ACMA impacts and an AFS impairment of $20 million related to an investment in a fund managed by our joint venture in India, partially offset by favourable expense experience.

We continued to build our agency and alternate distribution channels, leverage a more balanced product portfolio and increase efficiency and productivity, while maintaining Client focus.

Philippines - On a local currency basis, individual insurance sales decreased by 24% in 2020 compared to 2019. Mutual and managed fund AUM was $3.3 billion as at December 31, 2020, an increase of 58% compared to 2019, measured in local currency, reflecting strong money market sales.

Agency headcount reached approximately 19,600 at the end of 2020, 6% lower than 2019 due to the complexities with licensing agents during COVID-19.

Indonesia - On a local currency basis, individual life insurance sales decreased by 13% in 2020 compared to 2019, with lower sales in the agency and telemarketing channels, partially offset by growth in the bancassurance channel.

Agency headcount was at approximately 5,300 in 2020, a reduction of 10% from the previous year-end, as a result of the impact of COVID-19 and our focus on quality.

Vietnam - On a local currency basis, individual insurance sales increased by 85% in 2020 compared to 2019, driven by the new bancassurance channel and growth in the agency channel.

36	Sun Life Financial Inc. Annual Report 2020 Management’s Discussion and Analysis

Agency headcount was almost 6,400 at the end of 2020, 50% higher than 2019.

Malaysia - On a local currency basis, individual insurance sales decreased by 8% in 2020 compared to 2019, with lower sales in the bancassurance channel.

Malaysia’s agency force was at 710 agents as at the end of 2020, 8% lower than 2019.

India - On a local currency basis, individual life insurance sales decreased by 5% in 2020 compared to 2019, with lower sales in the agency and broker channels, partially offset by growth in the bancassurance channel.

India’s agency headcount reached 81,000 at the end of 2020, 8% higher than 2019.

On a local currency basis, gross sales of equity and fixed income funds increased by 24%.

Total AUM as at December 31, 2020 was $47.4 billion, of which $23.2 billion is reported in our AUM, in line with 2019.

China - On a local currency basis, individual insurance sales increased by 9% in 2020 compared to 2019, driven by growth in the agency and bancassurance channels.

Agency headcount reached 22,700 at the end of 2020, 69% higher than 2019.

International Hubs

International’s reported net income increased by $148 million or 82% in 2020 compared to 2019, driven by favourable ACMA impacts, higher new business gains, business growth and favourable morbidity experience, partially offset by less favourable credit experience.

Hong Kong - On a local currency basis, individual insurance sales increased by 28% in 2020 compared to 2019, driven by growth in the broker channel, partially offset by the agency channel. AUM in our pension business reached $19.3 billion as at December 31, 2020, an increase of 31% compared to 2019, measured in local currency, and pension net flows increased by 2% compared to 2019.

Agency headcount decreased by 5% from 2019 to approximately 2,200 at the end of 2020.

International - On a constant currency basis, individual life insurance sales increased by 99% in 2020 compared to 2019, due to the competitive environment and market shifts in the first half of 2019.

5. Corporate

Corporate includes the results of our UK business and Corporate Support.

Business Units

Business	Description
UK

•  UK has a run-off block of business consisting of approximately 517,000 in-force life and pension policies, with approximately £11 billion of AUM. Since December 2010, UK has been closed to new business and focuses on supporting existing Clients. Most administrative functions have been outsourced to external service providers which are managed by an in-house management team.

Corporate Support

•  Corporate Support operations consist of the expenses, debt charges, investment income, capital and other items not allocated to Sun Life’s other business segments, as well as the Company’s Run-off reinsurance business. Coverage in our Run-off reinsurance business includes long-term care, medical coverage, and guaranteed minimum income and death benefit coverage. The block also includes group long-term disability and personal accident policies which are 100% retroceded.

Financial and Business Results

($ millions)	2020	2019

UK	193	379

Corporate Support	(337)	(224)

Reported net income (loss)	(144)	155

Less: Market-related impacts(1)	—	(2)

Assumption changes and management actions(1)	39	225

Acquisition, integration and restructuring(1)	(48)	(27)

Underlying net income (loss) (2)	(135)	(41)

(1)	Represents an adjustment made to arrive at a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(2)	Represents a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document.

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2020	37

Profitability

Corporate’s reported net loss was $144 million in 2020 compared to reported net income of $155 million in 2019, reflecting less favourable ACMA impacts predominantly in the UK and higher restructuring costs in Corporate Support, related to various projects to simplify our organizational structure and drive efficiencies. Underlying net loss was $135 million, an increased loss of $94 million, reflecting unfavourable tax experience and unfavourable credit experience, partially offset by higher investing activity in the UK and higher earnings from the run-off businesses in Corporate Support. Unfavourable tax experience relates to an adjustment relating to the prior year’s Canadian tax filings in 2020, and the impact of tax matters that were favourable in 2019. The impacts of foreign exchange translation decreased reported net loss by $3 million and decreased underlying net loss by $2 million.

Profitability by Business Unit

UK

UK’s reported net income decreased by $186 million or 49% in 2020 compared to 2019, reflecting less favourable ACMA impacts and unfavourable credit experience, partially offset by higher investing activity.

Corporate Support

Corporate Support’s reported net loss increased by $113 million or 50% in 2020 compared to 2019, reflecting unfavourable tax experience and higher restructuring costs, partially offset by higher earnings from the run-off businesses. Unfavourable tax experience relates to an adjustment relating to the prior year’s Canadian tax filings in 2020, and the impact of tax matters that were favourable in 2019.

H. Investments

The Company strives to ensure that all general fund investments are properly aligned with business objectives including meeting policyholder obligations and maintaining adequate liquidity at all times. Consideration is given in our investment process to a wide range of factors, including ensuring attractive risk and return profiles, appropriate diversification by asset type, credit exposure and sector, financial condition and ESG profile of issuers and borrowers, quality and value of underlying security and macro- and micro-economic developments and trends including prospects for specific industry sectors. The Risk Committee of the Board of Directors (“Risk Committee”) approves policies that contain prudent standards and procedures for the investment of our general fund assets. These policies include requirements, restrictions and limitations for interest rate, credit, equity market, real estate market, liquidity, concentration, currency, and derivative risks. Compliance with these policies is monitored on a regular basis and reported annually to the Risk Committee. The Governance, Investment & Conduct Review Committee of the Board of Directors monitors the Company’s Investment Plan and investment performance, oversees practices, procedures and controls related to the management of the general fund investment portfolio, and reviews corporate governance guidelines and processes.

1. Investment Profile

We had total general fund invested assets of $177.9 billion as at December 31, 2020, compared to $161.6 billion as at December 31, 2019. The increase in general fund invested assets was primarily due to operating activities and net fair value growth from declining interest rates, partially offset by the unfavourable impacts of foreign exchange translation. Our general fund invested assets are well-diversified across investment types, geographies and sectors with the majority of our portfolio invested in fixed income high-quality assets.

Additional detail on our investments is provided in Note 5 and 6 of our 2020 Annual Consolidated Financial Statements.

The following table sets out the composition of our general fund invested assets:(1)

	December 31, 2020			December 31, 2019

($ millions)	Carrying value	Fair value	% of Total fair value	Carrying value	Fair value	% of Total fair value

Cash, cash equivalents and short-term securities	13,527	13,527	7%	9,575	9,575	6%

Debt securities	89,089	89,089	48%	81,606	81,606	50%

Equity securities	6,631	6,631	4%	4,787	4,787	3%

Mortgages and loans	49,946	56,231	31%	48,222	52,028	31%

Derivative assets	2,160	2,160	1%	1,548	1,548	1%

Other invested assets - financial assets	4,167	4,167	2%	3,829	3,829	2%

Policy loans	3,265	3,265	2%	3,218	3,218	2%

Total financial assets	168,785	175,070	95%	152,785	156,591	95%

Investment properties	7,516	7,516	4%	7,306	7,306	4%

Other invested assets - non-financial assets	1,611	1,611	1%	1,528	1,528	1%

Total invested assets	177,912	184,197	100%	161,619	165,425	100%

(1)

The values and ratios presented are based on the fair value of the respective asset categories. Generally, the carrying values for invested assets are equal to their fair values; however our mortgages and loans are generally carried at amortized cost. For invested assets supporting insurance contracts, in the event of default, if the amounts recovered are insufficient to satisfy the related insurance contract liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the assets.

38	Sun Life Financial Inc. Annual Report 2020 Management’s Discussion and Analysis

Highlighted Exposures Arising from the COVID-19 Pandemic and Other Related items

As a leading international financial services organization, we have a well-diversified portfolio which is duration-matched to insurance contract liabilities and includes a variety of investment types spread across a broad range of sectors and geographies. As at December 31, 2020, our direct and indirect exposure to the industries most immediately affected by the COVID-19 pandemic includes oil & gas, transportation, hotels, restaurants & leisure, as well as office, retail, and multi-family residential property types. We are closely monitoring the impacts of the COVID-19 pandemic on our investment portfolio. Although the sectors noted below have been significantly impacted by the COVID-19 pandemic, other areas within our investments portfolio may also be adversely impacted by the pandemic.

Oil & Gas

As at December 31, 2020, our direct exposure to oil & gas through our debt securities and corporate loan holdings was approximately $5.5 billion or 3% of total invested assets and 96% were rated investment grade, including 67% rated BBB (as at December 31, 2019, $4.9 billion, of which 98% were rated investment grade, including 66% rated BBB)(1). Approximately 58% of our oil & gas industry portfolio was invested in pipeline, storage and transportation entities, 15% was invested in integrated oil & gas, and the remaining portion was invested in companies involved in exploration and production, refining, and drilling & servicing, none of which exceeds 12% of our total oil & gas industry portfolio on an individual basis. This compared to approximately 58% and 12% as at December 31, 2019, respectively.

Our mortgage and real estate portfolios include office, industrial, retail, and multi-family buildings occupied by tenants in diversified industries. As at December 31, 2020, our indirect exposure to oil & gas through our mortgage and real estate holdings was approximately $2.2 billion(1) (2), consisting of $1.1 billion of mortgages and $1.1 billion of real estate holdings. As a proportion of our total mortgage and real estate portfolios, our indirect exposures to oil & gas represents 7% and 15%, respectively.

Transportation

As at December 31, 2020, our direct exposure to transportation through our debt securities and corporate loan holdings was approximately $4.1 billion or 2% of total invested assets and 91% were rated investment grade, including 39% rated BBB (as at December 31, 2019, $3.6 billion of which 99% were rated investment grade, including 30% rated BBB)(1). Of our $4.1 billion direct exposure, $2.3 billion or 56% are secured by collateral ($2.0 billion or 56% as at December 31, 2019). As at December 31, 2020, we do not have any significant direct or indirect exposure to aviation through our mortgage or real estate holdings, and have limited indirect exposure to auto through well-diversified mortgage and real estate holdings.

Hotels, Restaurants & Leisure

As at December 31, 2020, our direct exposure to hotels, restaurants & leisure through our debt securities and corporate loan holdings was approximately $1.1 billion or 1% of total invested assets and 81% were rated investment grade, including 47% rated BBB (as at December 31, 2019, $1.0 billion of which 99% were rated investment grade, including 59% rated BBB)(1). Of our $1.1 billion direct exposure, $0.7 billion or 57% are secured by collateral ($0.6 billion or 62% as at December 31, 2019). As at December 31, 2020, we do not have any significant direct or indirect exposure to hotels through our mortgage or real estate holdings, and we have limited indirect exposure to restaurants & leisure through well-diversified mortgage and real estate holdings.

Office, Retail & Multi-Family Residential Property Types

As at December 31, 2020, we had exposure to office, retail, and multi-family residential property types through our uninsured commercial mortgage and investment property portfolios of $14.0 billion. Through our debt securities and corporate loan holdings, we had exposures of $2.4 billion of which 95% were rated investment grade, including 44% rated BBB (as at December 31, 2019, $2.5 billion, of which 100% were rated investment grade, including 43% rated BBB)(1). Our holdings in these property types totaled $6.8 billion for office, $6.1 billion for retail, and $3.5 billion for multi-family residential properties representing 4%, 3%, and 2% of total invested assets, respectively.

Our mortgage portfolio is well-secured with a weighted average loan-to-value ratio of approximately 60% and a weighted average debt service coverage of 1.65 times as at December 31, 2020 (approximately 56% and 1.76 times, respectively, as at December 31, 2019). Our investment property portfolio is diversified across geographies and our tenants represent a broad range of industries.

(1)

The credit risk ratings were established in accordance with the process described in this MD&A under the heading J - Risk Management - 9 - Risk Categories - Credit Risk Management Governance and Control.

(2)	The indirect exposure from mortgages and real estate includes real estate holdings and uninsured mortgages in Alberta and Texas.

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2020	39

2. Debt Securities

Our debt securities portfolio is actively managed through a regular program of purchases and sales aimed at optimizing yield, quality and liquidity, while ensuring that it remains well-diversified and duration-matched to insurance contract liabilities. With the exception of certain countries where we have business operations, including Canada, the United States, the United Kingdom and the Philippines, our exposure to debt securities from any single country did not exceed 1% of total invested assets in our 2020 Annual Consolidated Financial Statements.

Debt Securities by Issuer and Industry Sector

	December 31, 2020		December 31, 2019

($ millions)	Total	% of Total	Total	% of Total

Debt securities issued or guaranteed by:

Canadian federal government	6,489	7%	6,446	8%

Canadian provincial and municipal government	18,242	20%	14,965	18%

U.S. government and agency	2,475	3%	3,111	4%

Other foreign government	6,104	7%	5,917	7%

Total government issued or guaranteed debt securities	33,310	37%	30,439	37%

Corporate debt securities by industry sector:(1)

Financials	11,856	13%	10,926	13%

Utilities	8,243	9%	7,258	9%

Industrials	6,226	7%	5,429	7%

Energy	4,802	6%	4,232	5%

Communication services	3,966	5%	3,546	4%

Real estate	2,767	3%	2,963	4%

Health care	2,172	2%	2,122	3%

Consumer staples	2,051	2%	1,924	2%

Consumer discretionary	1,771	2%	1,487	2%

Materials	1,625	2%	1,543	2%

Information technology	1,495	2%	1,335	2%

Total corporate debt securities	46,974	53%	42,765	53%

Asset-backed securities	8,805	10%	8,402	10%

Total debt securities	89,089	100%	81,606	100%

(1) Our grouping of debt securities by sector is based on the Global Industry Classification Standard and S&P Dow Jones Indices.

Debt Securities by Credit Rating

The credit risk ratings in the following table were established in accordance with the internal rating process described in this MD&A under the heading J - Risk Management - 9 - Risk Categories - Credit Risk Management Governance and Control.

Our debt securities with a credit rating of “A” or higher represented 72% of the total debt securities as at December 31, 2020, compared to 74% as at December 31, 2019. Debt securities with a credit rating of “BBB” or higher represented 98% of total debt securities as at December 31, 2020, compared to 99% as at December 31, 2019.

	2020				2019

($ millions)	FVTPL debt securities	AFS debt securities	Total debt securities	% of Total debt securities	FVTPL debt securities	AFS debt securities	Total debt securities	% of Total debt securities

Debt securities by credit rating:

AAA	12,794	4,810	17,604	20%	11,097	6,630	17,727	22%

AA	11,870	1,586	13,456	15%	10,503	1,670	12,173	15%

A	30,812	2,600	33,412	37%	27,341	3,037	30,378	37%

BBB	21,203	2,091	23,294	26%	18,339	2,248	20,587	25%

BB and lower	1,155	168	1,323	2%	614	127	741	1%

Total debt securities	77,834	11,255	89,089	100%	67,894	13,712	81,606	100%

40	Sun Life Financial Inc. Annual Report 2020 Management’s Discussion and Analysis

Debt Securities by Geography

The carrying value of FVTPL and AFS debt securities by geographic location is presented in the following table.

	December 31, 2020				December 31, 2019

($ millions)	FVTPL debt securities	AFS debt securities	Total	% of Total	FVTPL debt securities	AFS debt securities	Total	% of Total

Debt securities:

Canada	34,005	4,685	38,690	44%	28,221	5,031	33,252	41%

United States	27,183	3,984	31,167	35%	24,224	5,822	30,046	37%

Europe	8,734	966	9,700	11%	8,827	1,178	10,005	12%

Asia	5,095	600	5,695	6%	4,074	573	4,647	6%

Other	2,817	1,020	3,837	4%	2,548	1,108	3,656	4%
Total debt securities	77,834	11,255	89,089	100%	67,894	13,712	81,606	100%

Our gross unrealized losses as at December 31, 2020 for FVTPL and AFS debt securities were $94 million and $27 million, respectively, compared with $136 million and $63 million, respectively, as at December 31, 2019. The decrease in gross unrealized losses was largely due to the impact from declining interest rates.

3. Equities

Our equity portfolio is well-diversified with approximately 58% of our portfolio invested in exchange-traded funds as at December 31, 2020, compared to 45% as at December 31, 2019. Exchange-traded fund holdings are primarily in the Tracker Fund of Hong Kong Ltd and S&P/TSX 60 Index Fund. The carrying value of equities by issuer geography as at December 31, 2020 is set out in the following table.

Equities by Issuer Geography

	December 31, 2020				December 31, 2019

($ millions)	FVTPL equities	AFS equities	Total	% of Total	FVTPL equities	AFS equities	Total	% of Total

Equity securities:

Canada	3,064	15	3,079	47%	2,813	22	2,835	60%

United States	1,046	148	1,194	18%	550	137	687	14%

Europe	418	6	424	6%	381	6	387	8%

Asia	1,832	93	1,925	29%	713	148	861	18%

Other	9	—	9	—%	17	—	17	—%
Total equity securities	6,369	262	6,631	100%	4,474	313	4,787	100%

Excluding exchange-traded funds and mutual funds, there were no issuers exceeding 1% of the equity portfolio as at December 31, 2020.

4. Mortgages and Loans

Mortgages and loans in this section are presented at their carrying value in our 2020 Annual Consolidated Financial Statements. Our mortgage portfolio consisted almost entirely of first mortgages and our loan portfolio consisted of private placement loans.

Mortgages and Loans by Geography

The carrying value of mortgages and loans by geographic location is presented in the following table.(1)

	December 31, 2020			December 31, 2019

($ millions)	Mortgages	Loans	Total	% of Total	Mortgages	Loans	Total	% of Total

Canada	9,119	13,107	22,226	44%	9,310	13,249	22,559	47%

United States	6,309	13,773	20,082	40%	6,915	11,994	18,909	39%

Europe	—	5,352	5,352	11%	—	4,561	4,561	9%

Asia	—	366	366	1%	—	352	352	1%

Other	—	1,920	1,920	4%	—	1,841	1,841	4%
Total	15,428	34,518	49,946	100%	16,225	31,997	48,222	100%

(1) The geographic location for mortgages is based on the location of the property and for loans it is based on the country of the creditor’s parent.

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2020	41

Mortgage Portfolio

As at December 31, 2020, we held $15.4 billion of mortgages, compared to $16.2 billion as at December 31, 2019. Our mortgage portfolio consists entirely of commercial mortgages, as presented in the following table.

	December 31, 2020			December 31, 2019

($ millions)	Insured	Uninsured	Total	Insured	Uninsured	Total

Mortgages:

Retail	—	3,710	3,710	—	3,902	3,902

Office	—	3,481	3,481	—	3,922	3,922

Multi-family residential	3,663	1,968	5,631	3,613	2,078	5,691

Industrial and land	—	1,945	1,945	—	1,898	1,898

Other	345	316	661	353	459	812

Total mortgages	4,008	11,420	15,428	3,966	12,259	16,225

% of Total mortgages	26%	74%	100%	24%	76%	100%

As at December 31, 2020, 36% of our commercial mortgage portfolio consisted of multi-family residential mortgages; there are no single-family residential mortgages. Our uninsured commercial portfolio had a weighted average loan-to-value ratio of approximately 58% as at December 31, 2020, compared to 55% as at December 31, 2019. While we generally limit the maximum loan-to-value ratio to 75% at issuance, we may invest in mortgages with a higher loan-to-value ratio in Canada if the mortgage is insured by the Canada Mortgage and Housing Corporation (“CMHC”). The estimated weighted average debt service coverage for our uninsured commercial portfolio is 1.66 times. Of the $4.0 billion of multi-family residential mortgages in the Canadian commercial mortgage portfolio, 93% were insured by the CMHC.

The following tables summarize our mortgages by credit quality indicator:

($ millions)	December 31, 2020	As % of Total Mortgages	December 31, 2019	As % of Total Mortgages

Mortgages by credit rating:

Insured	4,008	26%	3,966	24%

AAA	—	—%	1	—%

AA	1,435	9%	2,087	13%

A	4,031	26%	5,481	34%

BBB	4,524	30%	3,943	24%

BB and lower	1,404	9%	670	4%

Impaired	26	—%	77	1%

Total mortgages	15,428	100%	16,225	100%

Loan Portfolio

As at December 31, 2020, we held $34.5 billion of loans, compared to $32.0 billion as at December 31, 2019. Private placement loans provide diversification by type of loan, industry segment and borrower credit quality. The private placement loan portfolio consists of senior secured and unsecured loans to large- and mid-market sized corporate borrowers, securitized lease/loan obligations secured by a variety of assets, and project finance loans in sectors such as power and infrastructure. The growth in the portfolio is consistent with our strategy to increase our investments in private placement loans.

The credit risk ratings in the following table were established in accordance with the internal rating process described in this MD&A under the heading J - Risk Management - 9 - Risk Categories - Credit Risk Management Governance and Control. As at December 31, 2020, 93% of our total loan portfolio is investment grade, compared to 96% as at December 31, 2019.

($ millions)	December 31, 2020	As % of Total Loans	December 31, 2019	As % of Total Loans

Loans by credit rating:

AAA	212	1%	224	1%

AA	4,906	14%	5,044	16%

A	13,183	38%	12,516	39%

BBB	13,758	40%	12,920	40%

BB and lower	2,427	7%	1,207	4%

Impaired	32	—%	86	—%

Total loans	34,518	100%	31,997	100%

42	Sun Life Financial Inc. Annual Report 2020 Management’s Discussion and Analysis

The following tables summarize our loans by sector:

($ millions)	December 31, 2020	As % of Total Loans	December 31, 2019	As % of Total Loans

Loans by Sector:

Corporate issued loans	22,886	66%	20,767	65%

Canadian provincial & municipal government	7,124	21%	7,030	22%

U.S. government & agency	2,962	9%	2,876	9%

Other foreign government	1,481	4%	1,253	4%

Canadian federal government	65	—%	71	—%

Total loans	34,518	100%	31,997	100%

Mortgages and Loans Past Due or Impaired

The gross carrying value and allowance for mortgages and loans past due or impaired are presented in the following table.

	December 31, 2020

	Gross carrying value			Allowance for losses

($ millions)	Mortgages	Loans	Total	Mortgages	Loans	Total

Not past due	15,402	34,486	49,888	—	—	—

Past due:

Past due less than 90 days	—	—	—	—	—	—

Past due 90 days or more	—	—	—	—	—	—

Impaired	92	81	173	66	49	115

Total	15,494	34,567	50,061	66	49	115

	December 31, 2019

	Gross carrying value			Allowance for losses

($ millions)	Mortgages	Loans	Total	Mortgages	Loans	Total

Not past due	16,148	31,911	48,059	—	—	—

Past due:

Past due less than 90 days	—	—	—	—	—	—

Past due 90 days or more	—	—	—	—	—	—

Impaired	147	133	280	70	47	117

Total	16,295	32,044	48,339	70	47	117

Our impaired mortgages and loans, net of allowances for losses, were $58 million as at December 31, 2020, compared to $163 million as at December 31, 2019.

5. Derivatives

The fair value of derivative assets held by the Company was $2,160 million, while the fair value of derivative liabilities was $1,744 million as at December 31, 2020, compared to a fair value of derivative assets of $1,548 million and a fair value of derivative liabilities of $2,040 million as at December 31, 2019.

We use derivative instruments to manage risks related to interest rate, equity market and currency fluctuations and in replication strategies to reproduce permissible investments. Our use of derivatives in these risk mitigation strategies does not mitigate all risk exposure; rather, they are used to keep us within our risk tolerance limits.

In addition to the general policies and monitoring, we use a variety of tools in counterparty risk management. Over-the-counter (“OTC”) derivative transactions are executed under International Swaps and Derivatives Association (“ISDA”) Master Agreements. A Credit Support Annex accompanies most of the ISDAs, which establish requirements for collateral.

Derivative Financial Instruments

The values associated with our derivative instruments are presented in the following table. Notional amounts serve as the basis for payments calculated under derivatives contracts and are generally not exchanged.

($ millions)	2020	2019

As at December 31,

Net fair value	416	(492)

Total notional amount	62,792	62,131

The net fair value of derivatives was an asset of $416 million as at December 31, 2020, compared to a liability of $492 million as at December 31, 2019. The change in net fair value was primarily due to the impact from changes in foreign exchange rates and swap curves.

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2020	43

The total notional amount of our derivatives increased to $62.8 billion as at December 31, 2020 from $62.1 billion as at December 31, 2019. The change in notional amount is mainly attributable to an increase of $4.4 billion in foreign exchange contracts used for hedging foreign currency assets, partially offset by a decrease of $2.3 billion in interest rate contracts primarily for duration matching purposes.

Certain of our derivatives are designated in qualifying hedging relationships for accounting purposes, and represented $1.1 billion, or 1.8% of the total notional amount. Derivatives are designated in hedging relationships for accounting purposes to minimize accounting mismatches. These hedging relationships are documented at inception and hedge effectiveness is assessed on a quarterly basis.

Our derivatives designated in qualifying hedging relationships for accounting purposes include interest rate swaps, foreign exchange agreements, equity forwards and, previously, currency swaps. We designate certain interest rate swaps in fair value hedging relationships to hedge interest rate exposure on AFS assets. We also designate certain foreign exchange agreements in fair value and cash flow hedging relationships to manage foreign currency fluctuations associated with AFS assets. Additionally, we designate certain equity forwards in cash flow hedging relationships for anticipated payments of awards under certain stock-based compensation plans.

Credit Equivalent Amount

As the regulator of the Canadian insurance industry, OSFI provides guidelines to quantify the use of derivatives. The credit equivalent amount, a measure used to approximate the potential credit exposure, is determined as the replacement cost of the derivative contracts with a positive fair value plus an amount representing the potential future credit exposure.

The risk-weighted credit equivalent amount is a measure used to determine the amount of capital necessary to support derivative transactions for certain Canadian regulatory purposes. It is determined by weighting the credit equivalent amount according to the nature of the derivative and the creditworthiness of the counterparties.

	2020		2019
($ millions)	Credit equivalent amount (“CEA”)(1)	Risk weighted CEA(1)	Credit equivalent amount (“CEA”)(1)	Risk weighted CEA(1)

Foreign exchange contracts	787	18	666	14

Interest rate contracts	86	2	79	2

Equity and other contracts	31	1	51	1

Total	904	21	796	17

(1) Amounts presented are net of collateral received.

Credit Default Swaps By Underlying Financial Instrument Credit Rating

Credit default swaps (“CDS”) are derivative contracts that transfer credit risk related to an underlying referenced financial instrument from one counterparty to another. The purchaser receives protection against the decline in the value of the referenced financial instrument as a result of specified credit events such as default or bankruptcy. The Company sells credit protection through CDS to replicate credit exposure of an underlying reference security and enhance investment returns. The credit risk ratings of the underlying reference securities for single name contracts were established in accordance with the internal rating process described in section J - Risk Management - 9 - Risk Categories - Credit Risk Management Governance and Control.

The following table provides a summary of the credit default swap protection sold by credit rating of the underlying reference security.

	2020		2019
($ millions)	Notional amount	Fair value	Notional amount	Fair value

Single name credit default swap contracts

AA	38	1	45	1

A	325	4	574	9

BBB	530	12	608	19

BB	19	—	—	—
Total single name credit default swap contracts	912	17	1,227	29

Credit default swap index contracts	—	—	—	—

Total credit default swap contracts sold	912	17	1,227	29

Additional detail on our derivative portfolio by derivative type is provided in Note 6.A.iv of our 2020 Annual Consolidated Financial Statements.

6. Investment Properties

Office, retail and industrial properties are the major components of our investment properties portfolio, representing approximately 77% as at December 31, 2020. The increase in our investment property portfolio is predominantly driven by net purchases, partially offset by market appraisal losses and the impacts of foreign exchange translation in the year.

44	Sun Life Financial Inc. Annual Report 2020 Management’s Discussion and Analysis

Investment Properties by Type and Geography

	December 31, 2020

($ millions)	Office	Industrial	Retail	Multi-family residential	Other	Total	% of Total by Geography

Canada	1,792	1,726	912	1,004	646	6,080	81%

United States	768	269	237	67	30	1,371	18%

Europe	22	13	28	—	2	65	1%

Total	2,582	2,008	1,177	1,071	678	7,516	100%

% of Total by Type	34%	27%	16%	14%	9%	100%

	December 31, 2019

($ millions)	Office	Industrial	Retail	Multi-family residential	Other	Total	% of Total by Geography

Canada	1,958	1,405	967	1,064	460	5,854	80%

United States	772	269	273	—	72	1,386	19%

Europe	22	13	30	—	1	66	1%

Total	2,752	1,687	1,270	1,064	533	7,306	100%

% of Total by Type	38%	23%	17%	15%	7%	100%

7. Impaired Assets

Financial assets that are classified as FVTPL, which represented 49% of our invested assets as at December 31, 2020, do not have allowances for losses since changes in the fair value of these assets are recorded to income and the assets are recorded at fair value in our 2020 Annual Consolidated Financial Statements. In the event of default, if the amounts recovered are insufficient to satisfy the related insurance contract liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the asset.

In the absence of objective evidence of impairment, impairment losses are not recognized on AFS debt securities, equity securities and other invested assets. If the cost of these assets is greater than their fair values, unrealized losses are recognized in other comprehensive income (loss). Unrealized losses may be due to interest rate fluctuations or depressed fair values in sectors which have experienced strong negative market performance.

Additional detail on our impairment policy is provided in Note 1.iii of our 2020 Annual Consolidated Financial Statements.

8. Asset Default Provision

We make provisions for possible future credit events in the determination of our insurance contract liabilities. The amount of the provision for asset default included in insurance contract liabilities is based on possible reductions in future investment yields that vary by factors such as type of asset, asset credit quality (rating), duration and country of origin. To the extent that an asset is written off, or disposed of, any amounts that were set aside in our insurance contract liabilities for possible future asset defaults in respect of that asset are released.

Our asset default provision reflects the provision relating to future credit events for fixed income assets currently held by the Company that support our insurance contract liabilities. Our asset default provision as at December 31, 2020 was $3,127 million for losses related to possible future credit events for fixed income assets currently held by the Company that support our insurance contract liabilities. This represents 2.5% of the fixed income assets supporting insurance contract liabilities reported on our Consolidated Statements of Financial Position as at December 31, 2020.

Our asset default provision as at December 31, 2020 was $490 million higher than the provision as at December 31, 2019, primarily due to increases in the provisions for assets purchased net of dispositions and changes in credit ratings, partially offset by the release of provisions on fixed income assets supporting our insurance contract liabilities and the impacts of foreign exchange translation.

A one-notch downgrade of 25% of our fixed income investment portfolio(1) would result in an increase in insurance contract liabilities from the changes in ratings of $125 million post-tax and a decrease to our common shareholders’ net income. This excludes the impact from the release of best estimate credit provision and fixed income investments not impacting shareholders net income, for example assets supporting participating policyholders. Of this total amount, approximately 60% relates to our BBB portfolio.

(1)	Excluding federal and provincial securities, asset-backed securities, mortgage-backed securities, and CMHC mortgages.

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2020	45

The following table sets out the changes in our asset default provision for existing fixed income investments.

($ millions)	2020	2019

Opening balance	2,637	2,389

Purchases, dispositions and net asset movement(1)	690	612

Changes in assumptions and methodologies	—	(53)

Changes in ratings	170	57

Release of provisions(2)	(323)	(293)

Currency	(47)	(75)

Closing balance	3,127	2,637

(1)	Net movement reflects the fluctuation in the value of FVTPL assets arising from movements in interest rates, credit spreads and other factors that impact the market value of fixed income investments.
(2)	This amount represents the orderly release of provisions for future credit events held in insurance contract liabilities.

 I. Capital and Liquidity Management

Capital and liquidity management is core to our business as an insurance company. We ensure adequate capital for the protection of our policyholders, Clients and creditors, while managing capital adequacy and allocation across our businesses for the benefit of our shareholders. In addition, we maintain strong financial flexibility by ensuring that sufficient liquid assets are available to cover our anticipated payment obligations and funding requirements. We invest in various types of assets with a view to matching them with liabilities of various durations.

The regulatory environments in which we operate are expected to evolve as governments and regulators work to develop the appropriate level of financial regulation required to ensure that capital, liquidity and risk management practices are sufficient to withstand severe economic downturns.

1. Capital

We have a capital risk policy designed to maintain a strong capital position and to provide the flexibility necessary to take advantage of growth opportunities, to support the risk associated with our businesses and to optimize shareholder return. Our capital risk policy is also intended to provide an appropriate level of risk management over capital adequacy risk, which is defined as the risk that capital is not or will not be sufficient to withstand adverse economic conditions, to maintain financial strength, or to allow the Company and its subsidiaries to take advantage of opportunities for expansion. Our capital base is structured to exceed minimum regulatory and internal capital targets and to maintain strong credit and financial strength ratings, while maintaining a capital-efficient structure. Capital is managed both on a consolidated basis under principles that consider all the risks associated with the business as well as at the business group level under the principles appropriate to the jurisdictions in which we operate. The capital of our foreign subsidiaries is managed on a local statutory basis in a manner commensurate with their individual risk profiles.

Sun Life, including all of its business groups, engages in a capital planning process annually in which capital deployment options, capital raising and dividend recommendations are presented to the Board of Directors (“Board”). Capital reviews are regularly conducted which consider the potential impacts under various business, interest rate and equity market scenarios. Relevant components of these capital reviews, including dividend recommendations, are presented to the Risk Committee on a quarterly basis. The Board is responsible for the approval of our annual capital plan and quarterly shareholder dividends.

The Company’s capital risk policy establishes policies, operating guidelines and procedures that govern the management of capital. The capital risk policy is reviewed annually by the Risk Committee and any changes are approved by the Board. Our Corporate Capital & Treasury and Risk Management functions are responsible for the development and implementation of the capital risk policy.

The Company’s capital base consists mainly of common shareholders’ equity. Other sources of capital include preferred shareholders’ equity, non-controlling interests, participating policyholders’ equity and subordinated debt issued by SLF Inc. and Sun Life Assurance. For Canadian regulatory purposes, our capital also includes innovative capital instruments issued by Sun Life Capital Trust.

46	Sun Life Financial Inc. Annual Report 2020 Management’s Discussion and Analysis

The following table summarizes the sources of our capital and our capital position over the past two years. Note 13, 14, 15 and 21 of our 2020 Annual Consolidated Financial Statements include additional details on our capital.

($ millions)	2020	2019

Subordinated debt	4,781	3,538

Innovative capital instruments(1)	200	200

Equity

Preferred shareholders’ equity	2,257	2,257

Common shareholders’ equity	22,212	21,141

Participating policyholders’ equity	1,368	1,091

Non-controlling interests’ equity	25	19

Total equity	25,862	24,508

Total capital	30,843	28,246

Financial leverage ratio(2)	23.5%	21.2%

(1)

Innovative capital instruments are presented net of associated transaction costs and consist of SLEECS, which were issued by Sun Life Capital Trust. SLEECS qualify as capital for Canadian regulatory purposes. However, under IFRS they are reported as Senior debentures in our Annual and Interim Consolidated Financial Statements.

(2)	Represents a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document.

Our total capital consists of subordinated debt and other capital instruments, participating policyholders’ equity, non-controlling interests and total shareholders’ equity, which includes common shareholders’ equity and preferred shareholders’ equity.

Common shareholders’ equity was $22.2 billion as at December 31, 2020, compared with $21.1 billion as at December 31, 2019. The increase of $1.1 billion was due to common shareholders’ net income and other comprehensive income, partially offset by common share dividend payments and shares repurchased and cancelled.

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2020	47

The table below provides the earliest par call and maturity dates for our subordinated debt, innovative capital instruments and preferred shares outstanding as at December 31, 2020.

Description	Interest Rate	Earliest Par Call Date/ Redemption Date(1)	Maturity	Principal/ Face Amount ($ millions)

Subordinated Debt Issued by Sun Life Assurance

6.30% Debentures, Series 2	6.30%	n/a	2028	150

Subordinated Debt Issued by SLF Inc.

Series 2007-1	5.40%	May 29, 2037	2042	400

Series 2016-1	3.10%	February 19, 2021	2026	350

Series 2016-2	3.05%	September 19, 2023	2028	1,000

Series 2017-1	2.75%	November 23, 2022	2027	400

Series 2019-1	2.38%	August 13, 2024	2029	750

Series 2020-1	2.58%	May 10, 2027	2032	1,000

Series 2020-2	2.06%	October 1, 2030	2035	750

Trust Units Issued by Sun Life Capital Trust

SLEECS - Series B	7.09%	June 30, 2032	Perpetual	200

Class A Preferred Shares Issued by SLF Inc.

Series 1	4.75%	Any time	Perpetual	400

Series 2	4.80%	Any time	Perpetual	325

Series 3	4.45%	Any time	Perpetual	250

Series 4	4.45%	Any time	Perpetual	300

Series 5	4.50%	Any time	Perpetual	250

Series 8R(2)	1.825%	June 30, 2025	Perpetual	155

Series 9QR(3)	Floating	June 30, 2025(5)	Perpetual	125

Series 10R(2)	2.842%	September 30, 2021	Perpetual	173

Series 11QR(4)	Floating	September 30, 2021(5)	Perpetual	27

Series 12R(2)	3.806%	December 31, 2021	Perpetual	300

(1)	The earliest date on which the Company has the option, but not the obligation, to call securities for redemption at their par value. Redemption of these securities is subject to regulatory approval.
(2)

On the earliest redemption date and every five years thereafter, the dividend rate will reset to an annual rate equal to the 5-year Government of Canada bond yield plus a spread specified for each series. The specified spread for Class A shares is: Series 8R - 1.41%, Series 10R - 2.17% and Series 12R - 2.73%. On the earliest redemption date and every five years thereafter, holders will have the right, at their option, to convert their shares into the series that is one number higher than their existing series.

(3)

Holders of Series 9QR Shares will be entitled to receive quarterly floating rate non-cumulative dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 1.41%. Holders of the Series 9QR Shares will have the right, at their option, to convert their Series 9QR Shares into Series 8R Shares on June 30, 2025, and on June 30 every five years thereafter.

(4)

Holders of Series 11QR Shares will be entitled to receive quarterly floating rate non-cumulative dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 2.17%. Holders of the Series 11QR Shares will have the right, at their option, to convert their Series 11QR Shares into Series 10R Shares on September 30, 2021, and on September 30 every five years thereafter.

(5)	Redeemable on the redemption date and every five years thereafter, in whole or in part, at par, and on any other date at $25.50 per share.

The following table shows the number of common shares and stock options outstanding of SLF Inc. for the last two years.

 Number of Common Shares Outstanding

(in millions)	2020	2019

Balance, beginning of year	587.8	598.5

Stock options exercised	0.8	0.8

Common shares repurchased and cancelled	(3.5)	(11.5)

Shares issued as consideration for business acquisition	—	—

Balance, end of year	585.1	587.8

Number of Stock Options Outstanding (in millions)	2020	2019

Balance, beginning of year	3.1	3.1

Options issued	0.7	0.8

Options exercised, forfeited or expired	(0.6)	(0.8)

Balance, end of year	3.2	3.1

Under our Canadian Dividend Reinvestment and Share Purchase Plan (“DRIP”), Canadian-resident common and preferred shareholders may choose to have their dividends automatically reinvested in common shares of SLF Inc. and may also purchase common shares through our DRIP with cash.

48	Sun Life Financial Inc. Annual Report 2020 Management’s Discussion and Analysis

For dividend reinvestments, we may, at our option, issue common shares of SLF Inc. from treasury at a discount of up to 5% to the volume-weighted average trading price or direct that common shares be purchased on behalf of participants on the open market through the TSX and alternative Canadian trading platforms (collectively, the “Exchanges”) at the market price. Common shares of SLF Inc. acquired by participants through optional cash purchases may also be issued from treasury or purchased through the Exchanges at SLF Inc.’s option, in either case at no discount. Commencing with the dividends payable on March 31, 2016 and until further notice, common shares purchased under the Plan were purchased on the open market. There are no applicable discounts because the common shares are being purchased on the open market and are not being issued from treasury.

SLF Inc. grants stock options to certain employees. These options are granted at the closing price of SLF Inc.’s common shares on the TSX on the grant date.

As at January 29, 2021, SLF Inc. had 585,129,800 common shares, 3,115,538 options to acquire SLF Inc. common shares and 92,200,000 Class A Shares outstanding.

2. Capital Adequacy

OSFI has indicated that it will review the effectiveness of the LICAT guideline and update it to keep abreast of development in the life insurance industry and evolving risk measurement and management practices.

SLF Inc.

SLF Inc. is a non-operating insurance company and was subject to OSFI’s LICAT guideline as at December 31, 2020. In accordance with this guideline, SLF Inc. manages its capital in a manner commensurate with its risk profile and control environment, and SLF Inc.’s regulated subsidiaries comply with the capital adequacy requirements imposed in the jurisdictions in which they operate. SLF Inc.’s consolidated capital position is above its internal target. As at December 31, 2020, SLF Inc.’s LICAT ratio was 147%. For additional information, refer to section F - Financial Strength in this document.

Sun Life Assurance

Sun Life Assurance, SLF Inc.’s principal operating life insurance subsidiary in Canada, was subject to OSFI’s LICAT guideline as at December 31, 2020. With a LICAT ratio of 127% as at December 31, 2020, Sun Life Assurance’s capital ratio is well above OSFI’s supervisory ratio of 100% and regulatory minimum ratio of 90%. The LICAT guideline uses a risk-based approach for measuring specific life insurer risks and for aggregating the results to calculate the amount of a life insurer’s regulatory required capital to support these risks. Certain of these risk components, along with available capital, are sensitive to changes in equity markets and interest rates as outlined in the section J - Risk Management of this document. For additional information, refer to section F - Financial Strength in this document.

The following table shows the components of Sun Life Assurance’s LICAT ratio for 2020 and 2019.

Sun Life Assurance LICAT Ratio

($ millions)	2020	2019

Capital resources

Retained earnings and contributed surplus	14,630	13,731

Adjusted accumulated other comprehensive income	1,397	1,226

Common and preferred shares	5,945	5,945

Innovative capital instruments and subordinated debt	350	350

Other	229	45

Less:

Goodwill	2,393	2,433

Non-life investments and other	2,350	2,348

Available capital	17,808	16,516

Surplus allowance and eligible deposits	10,575	9,359

Total Capital resources	28,383	25,875

Capital requirements

Credit, market and insurance risks	22,353	20,223

Less: Diversification and other credits	4,106	4,010

Segregated fund guarantee risk	904	906

Operational risk	2,054	1,785

Total before scalar	21,205	18,904

Base solvency buffer (Total before scalar x 1.05)	22,265	19,849

LICAT ratio	127%	130%

Foreign Life Insurance Companies

Foreign subsidiaries and foreign operations of SLF Inc. must comply with local capital or solvency requirements in the jurisdictions in which they operate. Our operations maintained capital levels above the minimum local regulatory requirements during 2020 and 2019. Additional information

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2020	49

on capital and regulatory requirements for our foreign subsidiaries and foreign operations is provided in SLF Inc.’s AIF under the heading Regulatory Matters.

In the U.S., as at December 31, 2020, we have two internal reinsurance arrangements with affiliated reinsurance companies, in Delaware and Michigan, relating to our closed block of individual universal life insurance products with no-lapse guarantee benefits issued in the U.S. The Delaware reinsurance structure was established in 2013 and finances excess U.S. statutory reserves for certain universal life policies issued between January 2000 and February 2006. The financing of U.S. statutory reserve requirements in excess of those required under IFRS for the Delaware reinsurance company is supported by a guarantee from SLF Inc. The Michigan reinsurance structure was established in 2007 for certain policies issued between March 2006 and December 2008. The entity was redomesticated from Vermont to Michigan in 2020. Under the Michigan reinsurance structure, the related excess U.S. statutory reserve requirements are similarly supported by a guarantee from SLF Inc.

3. Shareholder Dividends

The declaration, amount and payment of dividends by SLF Inc. is subject to the approval of our Board and is dependent on our results of operations, our reported net income, financial condition, cash requirements and contractual restrictions. Capital management activities, as well as regulatory considerations and macro-economic factors including the economic outlook for the jurisdictions in which we do business, are also considered along with other factors. The Board reviews the level of dividends on a quarterly basis.

A regular and appropriate level of dividend payout and growth provides a stable source of return to common shareholders.

We target a dividend payout ratio of between 40% and 50% based on underlying net income, except where circumstances and the factors noted above would suggest a different ratio.

During 2020, our dividend payout ratio to common shareholders based on our reported net income was 54% and on an underlying net income basis was 40%.

Total common shareholder dividends declared in 2020 were $2.200 per share, compared to $2.100 in 2019.

On March 13, 2020, OSFI set the expectation for all federally regulated financial institutions that dividend increases and share buybacks should be halted for the time being.

Dividends declared

Amount per share	2020	2019	2018

Common shares	2.200	2.100	1.905

Class A preferred shares

Series 1	1.187500	1.187500	1.187500

Series 2	1.200000	1.200000	1.200000

Series 3	1.112500	1.112500	1.112500

Series 4	1.112500	1.112500	1.112500

Series 5	1.125000	1.125000	1.125000

Series 8R(1)(2)	0.512500	0.568800	0.568800

Series 9QR(3)	0.583985	0.772500	0.656200

Series 10R(1)(4)	0.710500	0.710500	0.710500

Series 11QR(5)	0.774505	0.962500	0.846200

Series 12R(1)(6)	0.951500	0.951500	0.951500

(1)

On the earliest redemption date and every five years thereafter, the dividend rate will reset to an annual rate equal to the 5-year Government of Canada bond yield plus a yield specified for each series. The specified yield for Class A shares is: Series 8R - 1.41%, Series 10R - 2.17% and Series 12R - 2.73%. On the earliest redemption date and every five years thereafter, holders will have the right, at their option, to convert their shares into the series that is one number higher than their existing series.

(2)	The dividend rate was reset on June 30, 2020 to a fixed annual dividend rate of 1.825% until the earliest redemption date June 30, 2025.
(3)

Holders of the Series 9QR Shares are entitled to receive quarterly floating rate non-cumulative dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 1.41%. Holders of the Series 9QR Shares will have the right, at their option, to convert their Series 9QR Shares into Series 8R Shares on June 30, 2025 and on June 30 every five years thereafter.

(4)	The dividend rate was reset on September 30, 2016 to a fixed annual dividend rate of 2.842% until the earliest redemption date September 30, 2021.
(5)

Holders of the Series 11QR Shares are entitled to receive quarterly floating rate non-cumulative dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 2.17%. Holders of the Series 11QR Shares will have the right, at their option, to convert their Series 11QR Shares into Series 10R Shares on September 30, 2021 and on September 30 every five years thereafter.

(6)	The dividend rate was reset on December 31, 2016 to a fixed annual dividend rate of 3.806% until the earliest redemption date December 31, 2021.

4. Principal Sources and Uses of Funds

Our primary source of funds is cash provided by operating activities, including premiums, investment management fees and net investment income. These funds are used primarily to pay policy benefits, dividends to policyholders, claims, commissions, operating expenses, interest expenses and shareholder dividends. Excess cash flows generated from operating activities are generally invested to support future payment requirements. We also raise funds from time to time, through borrowing and issuing of securities, to finance growth, acquisitions or other needs.

50	Sun Life Financial Inc. Annual Report 2020 Management’s Discussion and Analysis

As at December 31, 2020, we maintained net cash, cash equivalents and short-term securities totaling $13.5 billion. In addition to providing for near-term funding commitments, cash, cash equivalents and short-term securities include amounts that support short-term payment obligations. Net cash, cash equivalents and short-term securities increased by $4.0 billion in 2020 compared to 2019. The table below outlines our principal sources and uses of cash.

($ millions)	2020	2019

Net cash provided by operating activities	7,253	2,474

Net cash provided by (used in) investing activities	(886)	(430)

Net cash provided by (used in) financing activities	(2,312)	(2,363)

Changes due to fluctuations in exchange rates	(92)	(190)

Increase (decrease) in cash and cash equivalents	3,963	(509)

Net cash and cash equivalents, beginning of year	6,685	7,194

Net cash and cash equivalents, end of year	10,648	6,685

Short-term securities, end of year	2,873	2,860

Net cash, cash equivalents and short-term securities, end of year	13,521	9,545

5. Liquidity

We generally maintain an overall asset liquidity profile that exceeds requirements to fund insurance contract liabilities under prescribed adverse liability demand scenarios. To strengthen our liquidity further, we actively manage and monitor our:

•	Capital levels
•	Asset levels
•	Matching position
•	Diversification and credit quality of investments
•	Cash forecasts and actual amounts against established targets

We are subject to various regulations in the jurisdictions in which we operate. The ability of SLF Inc.’s subsidiaries to pay dividends and transfer funds is regulated in certain jurisdictions and may require local regulatory approvals and the satisfaction of specific conditions in certain circumstances. Through effective cash management and capital planning, SLF Inc. ensures that its subsidiaries, as a whole and on a stand-alone basis, are properly funded and maintain adequate liquidity to meet obligations, both individually and in aggregate.

SLF Inc. and its wholly-owned holding companies had $3.1 billion in cash and other liquid assets as at December 31, 2020. See section F - Financial Strength in this document for more information.

We maintain various credit facilities for general corporate purposes, as set out in the table below. Unless otherwise noted, all amounts are in Canadian dollars.

($ millions)		December 31, 2020					December 31, 2019

Credit Facility		Amount		Utilized	Expiry		Amount		Utilized	Expiry

Committed	US	$400	US	$12	2022	US	$400	US	$2	2021

Committed	US	$1,000	US	$266	2021	US	$600	US	$56	2021

Uncommitted	US	$100	US	$—	n/a	US	$100	US	$74	n/a

Uncommitted		$228		$97	n/a		$227		$105	n/a

Uncommitted	US	$25	US	$7	n/a	US	$25	US	$7	n/a

The agreements relating to our committed credit facilities contain typical covenants for investment grade companies regarding solvency, credit ratings and financial strength, all of which were met as at December 31, 2020. These covenants include, but are not limited to, the maintenance of total equity by SLF Inc. of at least $12 billion, tested as of the last day of each fiscal quarter. SLF Inc.’s total equity was $25.9 billion as at December 31, 2020.

Our failure to comply with the covenants under the committed credit facility would, subject to grace periods in the case of certain covenants, result in an event of default. This could require us to repay any outstanding borrowings or to cash collateralize letters of credit under the facility. A failure by SLF Inc. (or any of its subsidiaries) to pay an obligation due for an amount exceeding $250 million would also result in an event of default under the committed credit facility described above.

Based on our historical cash flows and liquidity management processes, we believe that the cash flows from our operating activities will continue to provide sufficient liquidity for us to satisfy debt service obligations and to pay other expenses as they fall due.

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2020	51

 J. Risk Management

1. Risk Management Framework

The Company has an established Risk Management Framework (“Risk Framework”) approved by the Board that prescribes a comprehensive set of protocols and programs that need to be followed in conducting business activities. The risks that arise when providing products and services to Clients, which are in line with our Purpose to help our Clients achieve lifetime financial security and live healthier lives, are managed within these protocols and programs. Effective risk management is critical to the overall profitability, competitive market positioning and long-term financial viability of the Company. While all risks cannot necessarily be eliminated or known with certainty, the Risk Framework seeks to ensure that risks to a business undertaking are appropriately managed to achieve the Company’s business objectives over time and are not expected to exceed pre-established boundaries for risk taking. The Risk Framework, corporate strategy and business objectives are all aligned and risk management protocols and programs are embedded within every business segment.

52	Sun Life Financial Inc. Annual Report 2020 Management’s Discussion and Analysis

2. Risk Governance and Accountabilities

Our Risk Framework sets out lines of responsibility and authority for risk-taking, governance and control. These governance requirements are summarized below.

Risk Management Governance Structure

The Board and Management Committees as well as the risks that they oversee are highlighted below.

Board of Directors

The Board is responsible for ensuring the governance of all risks across the enterprise and has primary responsibility for taking action to ensure risk management policies, programs and practices are in place. By approving our Risk Framework and the Risk Appetite Policy and providing ongoing oversight of the risk management programs, the Board monitors that significant risks are appropriately identified and managed. The Board oversees business and strategic risk through review and approval of the business and strategic plans, and regularly discusses key themes, issues and risks emerging in connection with the design or implementation of these plans. The Board also monitors risk management activities of our subsidiaries and risks posed to the Company through its joint venture arrangements.

The Risk Committee is a standing committee of the Board whose primary functions are to assist the Board with oversight of the management of current and emerging risks enterprise-wide, and of the risk management function to ensure that management has in place policies, processes and controls designed to identify and effectively manage the significant risks to which the Company is exposed and has sufficient capital to underpin those risks. The Risk Committee regularly monitors the Company’s risk profile to ensure it is within the agreed risk appetite and that the Company’s capital position is in compliance with regulatory capital requirements, and monitors and recommends to the Board for approval, the specific risk limits allocated to the businesses and the annual Capital Plan. The Risk Committee meets with senior business and functional leaders who have first-hand knowledge of risks and the risk management programs, oversees the effectiveness of the risk management function, and obtains reports from Internal Audit on the effectiveness of risk controls within the business and risk function. It reviews and approves all risk management policies and reviews compliance with those policies. In addition, where the Board has allocated oversight of specific risk management programs to other committees of the Board (“Board Committees”), the Risk Committee is tasked with providing the Board with an integrated view of oversight of all risk management programs across all Board committees.

The Governance, Investment & Conduct Review Committee of the Board is responsible for assisting the Board in: reviewing and monitoring the Company’s Investment Plan and investment performance; overseeing investment practices, procedures and controls related to the management of the general fund investment portfolio; and reviewing and approving transactions, either separately or jointly with the Risk Committee, where the acquisition of individual investments for the General Account would, on their own, exceed certain limits or ranges in the Investment and Credit Risk Management Policy. The Governance, Investment & Conduct Review Committee is also responsible for developing effective corporate governance guidelines and processes including policies and processes to sustain ethical behaviour, and developing processes to assess the effectiveness of the Board and its Committees. In addition, the Governance, Investment & Conduct Review Committee oversees compliance with legal and regulatory requirements and the identification and management of compliance risk.

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The Audit Committee of the Board is responsible for assisting the Board in overseeing the integrity of financial statements and related information provided to shareholders and others, compliance with financial regulatory requirements, adequacy and effectiveness of the internal controls implemented and maintained by management, and assessing the qualifications, independence and performance of the external auditor.

The Management Resources Committee of the Board is responsible for assisting the Board in ensuring the Company has the leadership resources for succession of senior executive positions and programs to effectively attract, retain, develop and reward executives for achieving our strategic objectives. The Management Resources Committee reviews the design, approval and governance of material incentive programs to ensure that these incentive programs do not encourage excessive risk taking, and reviews the implications of key enterprise risks, including human resources risks, on compensation design and human resources practices. In addition, the Management Resources Committee reviews and makes recommendations to the Board with respect to compensation matters, including the remuneration of executives who have a material impact on the risk exposure of the Company.

Senior Management Committees

The Executive Risk Committee (“ERC”) provides executive management oversight of the Company’s enterprise risk management activities. This includes the review and articulation of the risk appetite, review that the risk profile is within the agreed risk appetite and policies, processes and controls are in place to identify and effectively manage the significant risks in accordance with the risk appetite and the overall objective of promoting a balanced business and product model to achieve agreed upon risk-adjusted returns and allocate capital accordingly.

The Investment & Credit Risk Committee is responsible for reviewing matters related to the management of the Company’s general fund assets which includes providing oversight and direction on the current and potential credit and investment risk exposures facing the Company and mitigating strategies to ensure that effective credit risk management practices and controls are in place.

The Corporate Asset Liability Management Committee is responsible for providing executive oversight and direction for the effective measurement, control and management of the market and liquidity risks in the design and operation of general fund investment strategies for efficiently discharging the Company’s general fund liabilities.

The Operational Risk & Compliance Committee is responsible for providing oversight of the Company’s operational and compliance risk management practices, current and emerging operational risk exposures, and the processes to ensure ongoing identification of significant operational and compliance risks facing the Company.

The Insurance Risk Committee is responsible for providing oversight and direction on insurance risk exposures facing the Company and to ensure that effective insurance risk management practices and controls are in place. This includes reviewing the current and projected insurance risk profile against limits; engaging in review of topical insurance, reinsurance and underwriting risk issues; and reviewing and recommending changes to the insurance risk measurement methodology to the ERC.

Accountabilities

Primary accountability for risk management is delegated by the Board to our Chief Executive Officer (“CEO”), and the CEO further delegates responsibilities throughout the Company through management authorities and responsibilities. The CEO delegates accountability for the various classes of risk management to our executive officers, who are accountable for ensuring that the management of risks in the scope of their business accountability is in accordance with the Board-approved Risk Framework, Risk Appetite Policy and risk management policies.

3. Risk Universe

As a large financial services organization operating in a complex industry, the Company encounters a variety of risks and uncertainties. We face risks in formulating our business strategy and business objectives, in carrying on our business activities in the pursuit of our strategy and objectives, and from external factors such as changes in the economic, political, competitive, regulatory and environmental landscapes. We are subject to financial and insurance risks that are connected to our liabilities and with the management and performance of our assets, including how we match returns from assets with the payment of liabilities to our Clients. Each of these risks is also considered from the perspective of different types of uncertainties under which either the outcomes and/or their probabilities of occurrence are unknown. The Risk Framework covers all risks and these have been grouped into six major categories: credit, market, insurance, business and strategic, operational and liquidity risks. The Risk Framework sets out the key risk management processes in the areas of risk: appetite, identification, measurement, management, monitoring and reporting. The Risk Framework sets out both qualitative and quantitative measures and processes to control the risk the Company will bear in respect of each of these categories of risk and in aggregate.

4. Risk Appetite

Our Risk Appetite Policy defines the amount and type of risk we are willing to accept in pursuit of our business objectives, and is approved by the Board. It is forward-looking and our strategic plan, capital plan, business plan and business objectives are established within its boundaries.

The Company’s risk appetite seeks to balance the various needs, expectations, risk and reward perspectives and investment horizons of key stakeholders. In particular, our risk appetite supports the pursuit of shareholder value while ensuring that the Company’s ability to pay claims and fulfill policyholder commitments is not compromised.

The Company’s risk appetite is the primary mechanism to communicate its risk philosophy and the boundaries of permissible risk-taking across the enterprise. It ensures that business activities are assessed against performance criteria that are appropriately risk-adjusted. Our risk appetite supports the objective of maintaining adequate capital, managing return on equity, managing earnings volatility, managing long-term profitability and managing liquidity. To accomplish this, our risk appetite includes a wide array of qualitative and quantitative standards that reflect the Company’s overall risk management principles and values.

We generally accept diversifiable risks and utilize risk pooling to create portfolios with relatively low liability volatility. We take risk where we have internal expertise such as actuarial, underwriting, claims management, investment or distribution or where reinsurance partners are able to

54	Sun Life Financial Inc. Annual Report 2020 Management’s Discussion and Analysis

supplement our internal expertise. We prefer risks where it is possible to diversify across various segments including products, geographies, distribution channels or asset classes in order to maximize diversification opportunities.

Our Risk Appetite Policy sets out specific constraints which define the aggregate level of risk that the Company is willing to accept. We translate our risk appetite constraints into specific risk limits by risk class and business segment. Our risk profile is measured, managed and monitored regularly to ensure that we operate within our risk appetite. Our risk appetite limits are reviewed periodically to reflect the risks and opportunities inherent in our evolving business strategies and operating environment.

5. Risk Management Policies

In order to support the effective communication, implementation and governance of our Risk Framework, we have codified our processes and operational requirements in a comprehensive series of risk management policies and operating guidelines. These policies and guidelines promote the application of a consistent approach to managing risk exposures across our global business platform. The Board and Board Committees regularly review and approve significant changes to the risk management policies and regularly review management’s reporting and attestation on compliance to these policies.

6. Risk Management Process

The risk management process as set out in our Risk Framework is described below:

Risk Identification and Measurement

All business segments employ a common approach to identify and measure risks. Business segments have accountability for identifying and managing risks facing their business. We have a process to identify and monitor emerging risks that may have a material impact on our finances, operations or reputation. We evaluate potential correlations and inter-connections between various risk events and categories, and monitor emerging risks, regulatory and rating agency requirements, and industry developments.

Risk measurement involves determining and evaluating potential risk exposures, and includes a number of techniques such as monitoring key risk indicators, assessing probability and severity of risks, and conducting stress testing.

A robust stress testing program is an essential component of the Company’s Risk Framework used to measure, monitor and mitigate the Company’s risk exposures and to ensure ongoing capital adequacy under plausible stress events. Stress testing is performed on key metrics such as earnings, regulatory capital ratios and liquidity to identify and monitor potential vulnerabilities to key risk drivers and ensure that the Company is operating within its risk appetite.

We develop and test a range of scenarios based on our internal assessment and regulatory guidance. Sensitivity testing is conducted on a regular basis and measures the earnings and regulatory capital impact from changes in underlying risk factors. Sensitivity testing is performed for individual risks and for consolidated risk exposures at different levels of stress and at various levels of aggregation. Scenario testing involves changes to a number of risk factors to assess the impact of and interaction between these risk factors. These scenarios include integrated scenario testing, reverse scenario testing and key assumption sensitivity testing. We also use the Financial Condition Testing (“FCT”) process, as prescribed by the Canadian Institute of Actuaries, to satisfy requirements under the Canadian insurance Company Act, and OSFI regulations, to annually stress test capital.

Risk Management, Monitoring and Reporting

Risk management decisions are formed by evaluating how well the outcomes of the risk measurements and risk assessments for a business activity conform to our risk appetite, including an assessment of risk-adjusted return.

Monitoring processes include oversight by the Board, which is exercised through Board Committees and senior management committees described in the Risk Governance and Accountabilities section in this document.

Senior management committees, Board Committees and the Board regularly review reports that summarize our risk profile, including the exposures across our principal risks, any changes in risk trends, forward-looking view of risks and emerging risks. These committees also review the effectiveness of the mitigation strategies presented in the reports. On a regular basis, the Board and the Board Committees review and approve any significant changes to key policies for the management of risk and review compliance with these policies.

7. Three Lines of Defence

The Company has adopted the Three Lines of Defence (“LOD”) model to provide a consistent, transparent and clearly documented allocation of accountability and segregation of functional responsibilities. This segregation of responsibility helps to establish a robust control framework that promotes transparent and independent challenge of all risk taking activities, and that encourages all functions to engage in self-critical examination to foster continuous improvement of the management of risk in our business.

The first line of defence is represented by the business segment management who own the risks that are intrinsic to the business and have the primary responsibility to identify, measure, manage, monitor and report these risks. Some of the first LOD risk related responsibilities include:

•	Identification of key and emerging risks;
•	Manage, measure, monitor and report on risk within their business operations;
•	Accountability for business results and the risks taken to achieve those results; and
•	Operating within risk appetite and according to risk management policies.

The second line of defence includes the Chief Risk Officer (“CRO”) and various functional heads who are responsible for providing independent oversight of our Company-wide risk management programs. The CRO is responsible for developing our Risk Framework and Risk Appetite Policy, and

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for overseeing the development and implementation of risk management strategies aimed at optimizing the risk-return profile of the Company. The CRO is supported by a network of business segment risk officers. The functional heads support the CRO in the implementation and communication of our Risk Framework and Risk Appetite Policy. Some of the key second LOD risk related responsibilities include:

•	Establishment of the risk management framework and policies;
•	Providing oversight and effective independent challenge of first line current and emerging risks; and
•	Independent reporting to senior management committees and the Board on the level of risk appetite.

The third line of defence responsibilities are distinct from first and second LOD responsibilities. The Internal Audit function is the third LOD and is responsible for providing independent assurance to management, the Audit Committee, the Risk Committee and OSFI on the design and operational effectiveness of the risk management practices and internal controls carried out by first LOD and second LOD. Internal Audit provides a quarterly opinion on the effectiveness of internal controls, risk management and governance processes to the Risk Committee. In addition, the Risk Committee may engage third-party independent reviews to supplement the third LOD review of the effectiveness of the Company’s risk management programs.

8. Risk Culture and Philosophy

We have built a strong corporate culture on a foundation of ethical behaviour, high business standards, integrity and respect. The Board establishes the “tone from the top” and is accountable to ensure that the CEO and senior management create and sustain a culture of integrity throughout the organization. We work together through our focus on diversity, inclusion and sustainability to fulfill our Purpose of helping our Clients to achieve lifetime financial security and to live healthier lives.

Risk culture relates to how we behave and respond, in addition to the requirements we set. It enables and rewards taking the right risks in an informed manner. It enables effective challenge and transparency regarding risks and outcomes without fear of reprisal. It drives us to understand Client needs and preferences so that we can act in their best interests. In order to support employees in fulfilling their role, we have taken action to ensure our risk protocols and procedures are well defined and embedded in our day-to-day business activities, assess that appropriate resources and training are provided, establish and communicate a common risk philosophy and a high bar for integrity and conduct, and encourage every employee to openly identify risk exposures and communicate escalating risk concerns. The following six elements support our Risk Culture:

•	Establishing tone from the top;
•	Encouraging transparency in risk-taking;
•	Performing effective challenge in conducting business decisions;
•	Aligning incentives and risk management practices;
•	Effectively communicating the risk culture expectations; and
•	Establishing clear accountabilities.

A key premise of our culture is that all employees have an important role to play in managing the Company’s risks. Risk Management is embedded in the Company’s culture, which encourages ownership and responsibility for risk management at all levels. Our compensation programs are aligned to the organization’s risk management practices through our governance structure for the design and approval of incentive compensation plans and processes used to support the alignment of compensation and risk management. We continuously reinforce and embed the culture through communication and training on risk culture elements at various forums and across various levels through training on the Code of Conduct annually, reinforcing accountability through performance reviews and compensation, and through defining roles, responsibilities and expectations in the risk management policies.

The Company’s risk philosophy includes the following core principles:

Strategic Alignment

Our corporate strategy and business objectives are required to be established within the boundaries set out in the Risk Framework and the Risk Appetite Policy. This requires us to consider whether a business activity will result in a risk profile that we are willing to accept and which we are prepared to manage. We have established a range of explicit risk appetite limits and control points for credit, market, insurance, operational and liquidity risks. Business and strategic risk is managed through our strategic and business planning process and through controls over the implementation of these strategic and business plans. Risks associated with activities outside our risk appetite or outside the acceptable defined risks are avoided.

Stakeholder Interests

Our Risk Appetite Policy considers the interests of a large number of key stakeholders, including Clients, policyholders, shareholders, debt-holders, employees, regulators, distributors, rating agencies and other capital markets participants. The policy describes how to balance the needs, expectations, risk and reward perspectives, and investment horizons of these different stakeholders.

Effective risk management requires that objectives and incentives be aligned to ensure management’s decisions are consistent with the Company’s risk philosophy and risk appetite. To ensure this, the business plans and strategies are independently tested to ensure that they operate within the boundaries and requirements set out in the Risk Framework and the Risk Appetite Policy, and the results of this testing are reported to the Board. Compensation programs for employees are approved by the Board and the Board Committees and are aligned with the Company’s risk philosophy, values, business and risk management strategies, and the long-term interests of stakeholders. In establishing annual performance objectives, we consider risk management goals to ensure that business decisions are consistent with the desired risk and return profile of the Company.

Capability Alignment

We seek out profitable risk-taking opportunities in those areas where we have established risk management skills and capabilities. Conversely, we endeavour to avoid or transfer risks that are beyond our risk-taking capability. Our ability to measure and evaluate risks, the quality of our risk governance and control environment, the depth and quality of our risk responses and the robustness of our pricing strategies are particularly important capabilities that we assess.

56	Sun Life Financial Inc. Annual Report 2020 Management’s Discussion and Analysis

Portfolio Perspective

In evaluating a particular risk, consideration is given to a portfolio perspective of risk and return including the explicit recognition of the impacts of diversification and concentration and how different risks interact with each other. This perspective is extended to the development of risk mitigation and pricing strategies, recognizing that often the most cost-effective way of managing risk involves utilizing available relationships already inherent in our business.

Risk-Adjusted Returns

The financial return metrics which are used to assess business activities are required to be risk-adjusted. Financial return metrics are developed in consideration of the constraints set out in the Risk Appetite Policy, and reflect the expected costs of mitigation and the cost of risk capital required to support the risk taking activity.

Culture

Culture is the sum of the shared assumptions, values and beliefs that create the unique character of an organization. Our company culture encourages behaviour aligned with goals for long-term value creation. It defines the appropriate behaviour for any given situation, governs the interaction with Clients and affects how employees identify with the organization. Our company culture has significant potential to impact our risk profile. An organization’s culture impacts its ability to create value and to protect value. Maintaining the right balance of risk-taking and risk control activities is a key organizational capability and fundamental to our long-term sustainable success.

9. Risk Categories

The shaded text and tables in the following section of this MD&A represent our disclosure on credit, market and liquidity risks in accordance with IFRS 7 Financial Instruments - Disclosures and includes a discussion on how we measure risk and our objectives, policies and methodologies for managing these risks. The shaded text and tables represent an integral part of our audited annual Consolidated Financial Statements for the year ended December 31, 2020. The shading in this section does not imply that these disclosures are of any greater importance than non-shaded tables and text, and the Risk Management disclosure should be read in its entirely. This information should be considered carefully together with other information in this MD&A and in the 2020 AIF, our Consolidated Financial Statements and other reports and materials that we file with securities regulators.

In this section, segregated funds include segregated fund guarantees, variable annuities and investment products, and includes Run-off reinsurance in Corporate.

Our Risk Framework has grouped all risks into six major risk categories: market, insurance, credit, business and strategic, operational and liquidity risks.

i. Market Risk

Risk Description

We are exposed to financial and capital market risk, which is defined as the risk that the fair value or future cash flows of an insurance contract or financial instrument will fluctuate because of changes or volatility in market prices. Market risk includes equity, interest rate and spread, real estate and foreign currency risks.

Market Risk Management Governance and Control

We employ a wide range of market risk management practices and controls as outlined below:

•	Market risk governance practices are in place, including independent monitoring and review and reporting to senior management and the Risk Committee.
•	Risk appetite limits have been established for equity, interest rate, real estate and foreign currency risks.
•	Income and regulatory capital sensitivities are monitored, managed and reported against pre-established risk limits.
•	Comprehensive asset-liability management and hedging policies, programs and practices are in place.
•	Regulatory solvency requirements include risk-based capital requirements and are monitored regularly.
•	Product Design and Pricing Policy requires a detailed risk assessment and pricing provisions for material risks.
•	Stress-testing techniques, such as FCT, are used to measure the effects of large and sustained adverse market movements.
•	Insurance contract liabilities are established in accordance with Canadian actuarial standards of practice.
•

Internal capital targets are established at an enterprise level to cover all risks and are above minimum regulatory and supervisory levels. Actual capital levels are monitored to ensure they exceed internal targets.

Specific market risks and our risk management strategies are discussed below in further detail.

Equity Risk

Equity risk is the potential for financial loss arising from declines or volatility in equity market prices. We are exposed to equity risk from a number of sources. A portion of our exposure to equity risk arises in connection with benefit guarantees on segregated fund products. These benefit guarantees may be triggered upon death, maturity, withdrawal or annuitization. The cost of providing these guarantees is uncertain and depends upon a number of factors, including general capital market conditions, our hedging strategies, policyholder behaviour and mortality experience, each of which may result in negative impacts on net income and capital.

We generate revenue in our asset management businesses and from certain insurance and annuity contracts where fees are levied on account balances that are affected directly by equity market levels. Accordingly, we have further exposure to equity risk as adverse fluctuations in the market value of such assets will result in corresponding adverse impacts on our revenue and net income. In addition, declining and volatile equity markets may have a negative impact on sales and redemptions (surrenders) in these businesses, and this may result in further adverse impacts on our net income and financial position.

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We also have direct exposure to equity markets from the investments supporting other general account liabilities, surplus, and employee benefit plans. These exposures fall within our risk-taking philosophy and appetite, and are therefore generally not hedged.

Interest Rate and Spread Risk

Interest rate and spread risk is the potential for financial loss arising from changes or volatility in interest rates or spreads when asset cash flows and the policy obligations they support are not matched. This may result in the need to either sell assets to meet policy payments and expenses or reinvest excess asset cash flows in unfavourable interest rate or spread environments. The impact of changes or volatility in interest rates or spreads is reflected in the valuation of our financial assets and liabilities for insurance contracts.

Our primary exposure to interest rate and spread risk arises from certain general account products and segregated fund contracts which contain investment guarantees in the form of minimum crediting rates, guaranteed premium rates, settlement options and benefit guarantees. If investment returns fall below guaranteed levels, we may be required to increase liabilities or capital in respect of these contracts. The guarantees attached to these products may be applicable to both past premiums collected and future premiums not yet received. Segregated fund contracts provide benefit guarantees that are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. These products are included in our asset-liability management program and the residual interest rate exposure is managed within our risk appetite limits.

Declines in interest rates or narrowing spreads can result in compression of the net spread between interest earned on investments and interest credited to policyholders. Declines in interest rates or narrowing spreads may also result in increased asset calls, mortgage prepayments, and net reinvestment of positive cash flows at lower yields, and therefore adversely impact our profitability and financial position. Negative interest rates may additionally result in losses on our cash deposits and low or negative returns on our fixed income assets impacting our profitability. In contrast, increases in interest rates or a widening of spreads may have a material impact on the value of fixed income assets, resulting in depressed market values, and may lead to lower LICAT ratios or losses in the event of the liquidation of assets prior to maturity.

Significant changes or volatility in interest rates or spreads could have a negative impact on sales of certain insurance and annuity products, and adversely impact the expected pattern of redemptions (surrenders) on existing policies. Increases in interest rates or widening spreads may increase the risk that policyholders will surrender their contracts, potentially forcing us to liquidate assets at a loss and accelerate recognition of certain acquisition expenses. While we have established hedging programs in place and our insurance and annuity products often contain surrender mitigation features, these may not be sufficient to fully offset the adverse impact of the underlying losses.

We also have direct exposure to interest rates and spreads from investments supporting other general account liabilities, surplus and employee benefit plans. Lower interest rates or a narrowing of spreads will result in reduced investment income on new fixed income asset purchases. Conversely, higher interest rates or wider spreads will reduce the value of our existing assets. These exposures fall within our risk-taking philosophy and appetite and are therefore generally not hedged.

A sustained low interest rate environment may adversely impact our earnings, regulatory capital requirements and our ability to implement our business strategy and plans in several ways, including:

•	Lower sales of certain insurance and wealth products, which can in turn pressure our operating expense levels;
•	Shifts in the expected pattern of redemptions (surrenders) on existing policies;
•	Higher new business strain reflecting lower new business profitability;
•	Reduced return on new fixed income asset purchases, and higher hedging costs;
•	The impact of changes in actuarial assumptions;
•	Impairment of goodwill; and
•	Additional valuation allowances against our deferred tax assets.

Market Risk Sensitivities

We utilize a variety of methods and measures to quantify our market risk exposures. These include duration management, key rate duration techniques, convexity measures, cash flow gap analysis, scenario testing, and sensitivity testing of earnings and regulatory capital ratios versus risk appetite limits.

Our net income(1) is affected by the determination of policyholder obligations under our annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in our Annual Consolidated Financial Statements, primarily as Insurance contract liabilities. The determination of these obligations requires management to make assumptions about the future level of equity market performance, interest rates, credit and swap spreads and other factors over the life of our products. Differences between our actual experience and our best estimate assumptions are reflected in our Annual Consolidated Financial Statements. Refer to Additional Cautionary Language and Key Assumptions Related to Sensitivities in this section for important additional information regarding these estimates.

The market value of our investments in fixed income and equity securities fluctuates based on movements in interest rates and equity markets. The market value of fixed income assets designated as AFS that are held primarily in our surplus segment increases with declining interest rates and decreases with rising interest rates. The market value of equities designated as AFS and held primarily in our surplus segment increases with rising equity markets and decreases with declining equity markets. Changes in the market value of AFS assets flow through other comprehensive income (loss) and are only recognized in net income when realized upon sale, or when considered impaired. The amount of realized gains (losses) recorded in net income in any period is equal to the unrealized gains (losses) or the other comprehensive income (“OCI”) position at the start of the period plus the change in market value during the current period up to the point of sale for those securities that were sold during the period. The sale or impairment of AFS assets held in surplus can therefore have the effect of modifying our net income sensitivity.

(1) Net income in section J - Risk Management in this document refers to common shareholders’ net income.

58	Sun Life Financial Inc. Annual Report 2020 Management’s Discussion and Analysis

In 2020, we realized $169 million (pre-tax), in net gains on the sale of AFS assets, which excludes net gains of $282 million relating to the impact from the repayment of our senior financing obligation in the third quarter of 2020(1). Including the net gains from the impact of the repayment of our senior financing obligation, we realized $451 million (pre-tax) in net gains on the sale of AFS assets in 2020 ($167 million pre-tax in 2019). The net unrealized (losses) gains or OCI position on AFS fixed income and equity assets were $556 million and $76 million, net of tax, respectively, as at December 31, 2020 ($251 million and $62 million, net of tax, respectively, as at December 31, 2019).

During the fourth quarter of 2020, we realized $20 million (pre-tax), in net gains on the sale of AFS assets ($64 million pre-tax in the fourth quarter of 2019).

Equity Market Sensitivities

The following table sets out the estimated immediate impact on, or sensitivity of, our net income and OCI and Sun Life Assurance’s LICAT ratio to certain instantaneous changes in equity market prices as at December 31, 2020 and December 31, 2019.

It is important to note that these estimates are illustrative and performance of our segregated fund dynamic hedging program may differ as actual equity-related exposures vary from broad market indices (the impact of active management, basis risk, and other factors) and higher or lower volatility level than assumed.

As at December 31, 2020 ($ millions, unless otherwise noted)

Change in Equity Markets(1)	25% decrease	10% decrease	10% increase	25% increase

Potential impact on net income(2)(3)	$ (400)	$ (150)	$ 150	$ 300

Potential impact on OCI(3)	$ (50)	$ —	$ —	$ 50

Potential impact on LICAT(2)(4)	0.0% point change	0.0% point change	0.0% point change	0.5% point decrease

As at December 31, 2019 ($ millions, unless otherwise noted)

Change in Equity Markets(1)	25% decrease	10% decrease	10% increase	25% increase

Potential impact on net income(2)(3)	$ (350)	$ (150)	$ 100	$ 250

Potential impact on OCI(3)	$ (50)	$ (50)	$ 50	$ 50

Potential impact on LICAT(2)(4)	0.5% point decrease	0.0% point change	0.0% point change	0.0% point change

 (1)  Represents the respective change across all equity markets as at December 31, 2020 and December 31, 2019. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk, and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for dynamic hedging programs at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

 (2)  The market risk sensitivities include the estimated mitigation impact of our hedging programs in effect as at December 31, 2020 and December 31, 2019, and include new business added and product changes implemented prior to such dates.

 (3)  Net income and OCI sensitivities have been rounded to the nearest $50 million. The sensitivities exclude the market impacts on the income from our joint ventures and associates, which we account for on an equity basis.

(4)	The LICAT sensitivities illustrate the impact on Sun Life Assurance as at December 31, 2020 and December 31, 2019. LICAT ratios are rounded to the nearest 0.5%.

(1)	Our senior financing obligation related to U.S. statutory regulatory capital requirements for In-force Management. See section K - Additional Financial Disclosure in this document.

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2020	59

Interest Rate Sensitivities

The following table sets out the estimated immediate impact on, or sensitivity of, our net income and OCI and Sun Life Assurance’s LICAT ratio to certain instantaneous changes in interest rates as at December 31, 2020 and December 31, 2019.

Our LICAT sensitivities may be non-linear and can change due to the interrelationship between market rates and spreads, actuarial assumptions and our LICAT calculations.

($ millions, unless otherwise noted)		As at December 31, 2020		As at December 31, 2019

Change in Interest Rates(1)	50 basis point decrease	50 basis point increase	50 basis point decrease	50 basis point increase

Potential impact on net income(2)(3)(4)	$ (100)	$ 100	$ (150)	$ 50

Potential impact on OCI(3)	$ 250	$ (250)	$ 250	$ (250)

Potential impact on LICAT(2)(5)	3.5% point increase	1.5% point decrease	2.0% point increase	3.0% point decrease

(1) Interest rate sensitivities assume a parallel shift in assumed interest rates across the entire yield curve as at December 31, 2020 and December 31, 2019 with no change to the Actuarial Standards Board (“ASB”) promulgated Ultimate Reinvestment Rate (“URR”). Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for dynamic hedging programs at 10 basis point intervals (for 50 basis point changes in interest rates).

(2) The market risk sensitivities include the estimated mitigation impact of our hedging programs in effect as at December 31, 2020 and December 31, 2019, and include new business added and product changes implemented prior to such dates.

(3) Net income and OCI sensitivities have been rounded to the nearest $50 million. The sensitivities exclude the market impacts on the income from our joint ventures and associates, which we account for on an equity basis.

(4) The majority of interest rate sensitivity, after hedging, is attributed to individual insurance products. We also have interest rate sensitivity, after hedging, from our fixed annuity and segregated funds products.

(5)

The LICAT sensitivities illustrate the impact on Sun Life Assurance as at December 31, 2020 and December 31, 2019. LICAT ratios are rounded to the nearest 0.5%. The sensitivities assume that a scenario switch does not occur in the quarter. The December 31, 2020 sensitivities are calculated using a different North America scenario than that used in December 31, 2019.

The above sensitivities were determined using a 50 basis point change in interest rates and a 10% change in our equity markets because we believe that these market shocks were reasonably possible as at December 31, 2020. We have also disclosed the impact of a 25% change in equity markets to illustrate that significant changes in equity market levels may result in other than proportionate impacts on our sensitivities.

Interest rate sensitivities do not include any impact from changes to the ASB promulgated URR. In 2014, ASB made changes to the Canadian actuarial standards of practice with respect to economic reinvestment assumptions used in the valuation of insurance contract liabilities. The changes relate to assumed future interest rates, credit spreads and the use of non-fixed income assets supporting fixed obligations. Based on current assumptions, as at December 31, 2020, our estimated sensitivity to a 15 basis point decrease in the URR would have been a decrease in reported net income of approximately $125 million. The ASB is also considering a change to ultimate credit spreads, the impact of which is expected to be favourable. The actual impact could differ from the Company’s estimate. The statements concerning expected URR and ultimate credit spreads changes are forward-looking.

Credit Spread and Swap Spread Sensitivities

The credit spread sensitivities reflect the impact of changes in credit spreads on our asset and liability valuations (including non-sovereign fixed income assets, provincial governments, corporate bonds, and other fixed income assets). The swap spread sensitivities reflect the impact of changes in swap spreads on swap-based derivative positions and liability valuations.

The following table sets out the estimated immediate impact on, or sensitivity of, our net income and Sun Life Assurance’s LICAT ratio attributable to certain instantaneous changes in credit and swap spreads as at December 31, 2020 and December 31, 2019.

($ millions, unless otherwise noted)		As at December 31, 2020		As at December 31, 2019

Change in Credit Spreads(1)	50 basis point decrease	50 basis point increase	50 basis point decrease	50 basis point increase

Potential impact on net income(2)	$ (125)	$ 75	$ (75)	$ 50

Potential impact on LICAT(3)	0.5% point decrease	0.5% point increase	0.0% point change	0.5% point decrease

(1) In most instances, credit spreads are assumed to revert to long-term insurance contract liability assumptions generally over a five-year period.

(2) Sensitivities have been rounded to the nearest $25 million.

(3)

The LICAT sensitivities illustrate the impact on Sun Life Assurance as at December 31, 2020 and December 31, 2019. The sensitivities assume that a scenario switch does not occur in the quarter. The December 31, 2020 sensitivities are calculated using a different North America scenario than that used at December 31, 2019. LICAT ratios are rounded to the nearest 0.5%.

($ millions, unless otherwise noted)		As at December 31, 2020		As at December 31, 2019

Change in Swap Spreads	20 basis point decrease	20 basis point increase	20 basis point decrease	20 basis point increase

Potential impact on net income(1)	$ 50	$ (50)	$ 50	$ (50)

(1) Sensitivities have been rounded to the nearest $25 million.

60	Sun Life Financial Inc. Annual Report 2020 Management’s Discussion and Analysis

The credit and swap spread sensitivities assume a parallel shift in the indicated spreads across the entire term structure. Variations in realized spread changes based on different terms to maturity, geographies, asset classes and derivative types, underlying interest rate movements, and ratings may result in realized sensitivities being significantly different from those provided above. The credit spread sensitivity estimates exclude any credit spread impact that may arise in connection with asset positions held in segregated funds. Spread sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Refer to Additional Cautionary Language and Key Assumptions Related to Sensitivities in this section for important additional information regarding these estimates.

LICAT Interest Rate Scenario Switch

The LICAT interest rate risk is assessed under four different interest rate scenarios, and the scenario leading to the highest capital requirement is chosen as the worst scenario. Changes and interaction between the level and term movements in interest rates and credit spreads can shift the interest rate scenario applied in the LICAT calculation causing a discontinuity where capital requirements change materially. However, in April 2020, OSFI updated the LICAT guideline for interest rate risk requirements for participating business to be smoothed over six quarters. As a result, the actual impact to the LICAT ratio from participating business in any quarter will reflect the scenarios from current quarter as well as the prior five quarters and switching from either an adverse or beneficial scenario would have the effect of offsetting the previous impacts over time. It should be noted that the changing of the scenario can also change the direction of the credit spread sensitivities.

In the second quarter of 2020, both SLF Inc. and Sun Life Assurance experienced a switch in the interest rate scenario in North America. In the past, we have communicated that the fully phased-in impact of the discontinuity caused by the scenario switch can be up to four LICAT ratio percentage points. As a result of OSFI’s new methodology for interest rates risk for participating lines of business, the discontinuity has reduced to less than one LICAT percentage point in the current quarter, with the remaining impact coming through over the next three quarters if we remain on the current scenario.

Market Risk Management Strategies

Market risk is managed at all stages during the product life cycle including product design and development, ongoing review and positioning of our suite of products, and ongoing asset-liability management and hedge re-balancing.

We have implemented asset-liability management and hedging programs involving regular monitoring and adjustment of market risk exposures using assets, derivative instruments and repurchase agreements to maintain market risk exposures within our risk appetite. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors including changes in interest rates, increased volatility in capital markets, and changes in the general market and regulatory environment within which these hedging programs operate. In particular, regulations for OTC derivatives could impose additional costs and could affect our hedging strategy. In addition, these programs may themselves expose us to other risks.

Our market risk management strategies are developed based on policies and operating guidelines at the enterprise level, business segment level and product level. Liabilities having a similar risk profile are grouped together and a customized investment and hedging strategy is developed and implemented to optimize return within our risk appetite limits.

In general, market risk exposure is mitigated by the assets supporting our products. This includes holdings of fixed income assets such as bonds and mortgages. Derivative instruments may supplement these assets to reduce the risk from cash flow mismatches and mitigate the market risk associated with liability features and optionality. The following table sets out the use of derivatives across a number of our products as at December 31, 2020.

Asset-Liability Management Applications for Derivative Usage

The primary uses of derivatives are set out in the table below.

Products/Application	Uses of Derivative	Derivatives Used

General asset-liability management - interest rate risk exposure for most insurance and annuity products	To manage the sensitivity of the duration gap between assets and liabilities to interest rate changes	Interest rate swaps, swaptions, floors and bond futures

Guarantees on insurance and annuity contracts - minimum interest rate guarantees, guaranteed surrender values and guaranteed annuitization options	To limit potential financial losses from significant reductions in asset earned rates relative to contract guarantees	Interest rate swaps, swaptions, floors and bond futures

Segregated fund guarantees	To manage the exposure of product guarantees sensitive to movement in equity market and interest rate levels and currency fluctuations	Put options, call options, futures and swaps on equity indices, interest rate swaps and bond futures, and foreign exchange forwards

Currency exposure in relation to asset-liability management	To reduce the sensitivity to currency fluctuations by matching the value and cash flows of specific assets denominated in one currency with the value and cash flows of the corresponding liabilities denominated in another currency	Currency swaps and forwards

Credit exposure	To replicate credit exposures and enhance investment returns	Credit default swaps

General Account Insurance and Annuity Products

Most of our expected sensitivity to changes in interest rates and about two-thirds of our expected sensitivity to changes in equity markets are derived from our general account insurance and annuity products. We have implemented market risk management strategies to mitigate a portion of the market risk related to our general account insurance and annuity products.

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2020	61

Individual insurance products include universal life and other long-term life and health insurance products. Major sources of market risk exposure for individual insurance products include the reinvestment risk related to future premiums on regular premium policies, asset reinvestment risk on both regular premium and single premium policies and the guaranteed cost of insurance. Interest rate risk for individual insurance products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment policy or guidelines. Targets and limits are established so that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and assets are re-balanced as necessary to maintain compliance within policy limits using a combination of assets and derivative instruments. A portion of the longer-term cash flows are backed with equities and real estate.

For participating insurance products and other insurance products with adjustability features, the investment strategy objective is to provide a total rate of return given a constant risk profile over the long term.

Fixed annuity products generally provide the policyholder with a guaranteed investment return or crediting rate. Interest rate risk for these products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment guidelines. Targets and limits are established such that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and are re-balanced as necessary to maintain compliance within prescribed tolerances using a combination of fixed income assets and derivative instruments.

Certain insurance and annuity products contain minimum interest rate guarantees. Market risk management strategies are implemented to limit potential financial loss due to reductions in asset earned rates relative to contract guarantees. These typically involve the use of hedging strategies utilizing interest rate derivatives such as interest rate floors, swaps and swaptions.

Certain insurance and annuity products contain features which allow the policyholders to surrender their policy at book value. Market risk management strategies are implemented to limit the potential financial loss due to changes in interest rate levels and policyholder behaviour. These typically involve the use of hedging strategies such as dynamic option replication and the purchase of interest rate swaptions.

Certain products have guaranteed minimum annuitization rates. Market risk management strategies are implemented to limit the potential financial loss and typically involve the use of fixed income assets, interest rate swaps, and swaptions.

Segregated Fund Guarantees

Approximately one-quarter of our equity market sensitivity and a small amount of interest rate risk sensitivity as at December 31, 2020 are derived from segregated fund products. These products provide benefit guarantees, which are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. The cost of providing these guarantees is uncertain and depends upon a number of factors including general capital market conditions, our hedging strategies, policyholder behaviour and mortality experience, each of which may result in negative impacts on net income and capital.

The following table provides information with respect to the guarantees provided for our segregated fund products by business group.

Segregated Fund Risk Exposures

December 31, 2020

($ millions)	Fund value	Amount at Risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)

Canada	12,533	410	10,954	787

Asia	2,003	180	1,975	97

Corporate(4)	2,548	167	964	221

Total	17,084	757	13,893	1,105

December 31, 2019

($ millions)	Fund value	Amount at Risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)

Canada	12,131	362	10,678	505

Asia	2,337	212	2,380	99

Corporate(4)	2,302	207	1,063	228

Total	16,770	781	14,121	832

(1)

The Amount at Risk represents the excess of the value of the guarantees over fund values on all policies where the value of the guarantees exceeds the fund value. The Amount at Risk is not currently payable as the guarantees are only payable upon death, maturity, withdrawal or annuitization if fund values remain below guaranteed values.

(2)

For guaranteed lifetime withdrawal benefits, the value of guarantees is calculated as the present value of the maximum future withdrawals assuming market conditions remain unchanged from current levels. For all other benefits, the value of guarantees is determined assuming 100% of the claims are made at the valuation date.

(3)

The insurance contract liabilities represent management’s provision for future costs associated with these guarantees and include a provision for adverse deviation in accordance with Canadian actuarial standards of practice.

(4)

Corporate includes Run-off reinsurance, a closed block of reinsurance. The Run-off reinsurance business includes risks assumed through reinsurance of variable annuity products issued by various North American insurance companies between 1997 and 2001.

62	Sun Life Financial Inc. Annual Report 2020 Management’s Discussion and Analysis

The movement of the items in the table above from December 31, 2019 to December 31, 2020 primarily resulted from the following factors:

(i)	the total fund values increased due to an increase in equity markets and lower interest rates, which was partially offset by net redemptions from products closed to new business;

(ii)	the total amount at risk decreased due to an increase in equity markets;

(iii)	the total value of guarantees decreased due to net redemptions from products closed to new business; and

(iv)	the total insurance contract liabilities increased due to lower interest rates.

Segregated Fund Hedging

Our hedging programs use derivative instruments to mitigate the interest and equity related exposure of our segregated fund contracts. As at December 31, 2020, over 90% of our segregated fund contracts, as measured by associated fund values, were included in a hedging program. While a large percentage of contracts are included in the hedging program, not all of our market risk exposure related to these contracts is hedged. For those segregated fund contracts included in the hedging program, we generally hedge the value of expected future net claims costs and associated margins.

The following table illustrates the impact of our hedging program related to our sensitivity to a 50 basis point decrease in interest rates and a 10% and 25% decrease in equity markets for segregated fund contracts as at December 31, 2020 and December 31, 2019.

Impact of Segregated Fund Hedging

December 31, 2020

($ millions)	Changes in interest rates(3)	Changes in equity markets(4)

Net income sensitivity(1)(2)	50 basis point decrease	10% decrease	25% decrease

Before hedging	(200)	(150)	(450)

Hedging impact	200	100	350

Net of hedging	—	(50)	(100)

December 31, 2019

($ millions)	Changes in interest rates(3)	Changes in equity markets(4)

Net income sensitivity(1)(2)	50 basis point decrease	10% decrease	25% decrease

Before hedging	(150)	(150)	(400)

Hedging impact	150	100	300

Net of hedging	—	(50)	(100)

(1)	Net income sensitivities have been rounded to the nearest $50 million.
(2)

Since the fair value of benefits being hedged will generally differ from the financial statement value (due to different valuation methods and the inclusion of valuation margins in respect of financial statement values), this will result in residual volatility to interest rate and equity market shocks in net income and capital. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors, including volatile and declining equity and interest rate market conditions.

(3)

Represents a parallel shift in assumed interest rates across the entire yield curve as at December 31, 2020 and December 31, 2019, with no change to the ASB promulgated URR. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for dynamic hedging programs at 10 basis point intervals (for 50 basis point changes in interest rates).

(4)

Represents the change across all equity markets as at December 31, 2020 and December 31, 2019. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk, and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for dynamic hedging programs at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

Our hedging strategy is applied both at the line of business or product level and at the Company level using a combination of longer-dated put options and dynamic hedging techniques (i.e., frequent re-balancing of short-dated interest rate and equity derivative contracts). We actively monitor our overall market exposure and may implement tactical hedge overlay strategies in order to align expected earnings sensitivities with risk management objectives.

Real Estate Risk

Real estate risk is the potential for financial loss arising from fluctuations in the value of, or future cash flows from, our investments in real estate. We are exposed to real estate risk and may experience financial losses resulting from the direct ownership of real estate investments or indirectly through fixed income investments secured by real estate property, leasehold interests, ground rents, and purchase and leaseback transactions. Real estate price risk may arise from external market conditions, inadequate property analysis, inadequate insurance coverage, inappropriate real estate appraisals, or from environmental risk exposures. We hold direct real estate investments that support general account liabilities and surplus, and fluctuations in value will impact our profitability and financial position. A material and sustained increase in interest rates may lead to deterioration in real estate values. An instantaneous 10% decrease in the value of our direct real estate investments as at December 31, 2020 would decrease net income(1) by approximately $275 million ($275 million decrease as at December 31, 2019). Conversely, an instantaneous 10% increase in the value of our direct real estate investments as at December 31, 2020 would increase net income by approximately $250 million ($275 million increase as at December 31, 2019).

(1)	Net income sensitivities have been rounded to the nearest $25 million.

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2020	63

Foreign Currency Risk

Foreign currency risk is the result of mismatches in the currency of our assets and liabilities (inclusive of capital), and cash flows. This risk may arise from a variety of sources such as foreign currency transactions and services, foreign currency hedging, investments denominated in foreign currencies, investments in foreign subsidiaries and net income from foreign operations. Changes or volatility in foreign exchange rates, including a change to currencies that are fixed in value to another currency, could adversely affect our financial condition and results of operations.

As an international provider of financial services, we operate in a number of countries, with revenues and expenses denominated in several local currencies. In each country in which we operate, we generally maintain the currency profile of assets to match the currency of aggregate liabilities and required surplus. This approach provides an operational hedge against disruptions in local operations caused by currency fluctuations. Foreign currency derivative contracts such as currency swaps and forwards are used as a risk management tool to manage the currency exposure in accordance with our Asset Liability Management Policy. As at December 31, 2020 and December 31, 2019, the Company did not have a material foreign currency risk exposure on a functional currency basis.

Changes in exchange rates can affect our net income and surplus when financial results in functional currencies are translated into Canadian dollars. Net income earned outside of Canada is generally not currency hedged and a weakening in the local currency of our foreign operations relative to the Canadian dollar can have a negative impact on our net income reported in Canadian currency. A strengthening in the local currency of our foreign operations relative to the Canadian dollar would have the opposite effect. Regulatory capital ratios could also be impacted by changes in exchange rates.

Additional Cautionary Language and Key Assumptions Related to Sensitivities

Our market risk sensitivities are measures of our estimated change in net income and OCI for changes in interest rates and equity market price levels described above, based on interest rates, equity market prices and business mix in place as at the respective calculation dates. These sensitivities are calculated independently for each risk factor, generally assuming that all other risk variables stay constant. The sensitivities do not take into account indirect effects such as potential impacts on goodwill impairment or valuation allowances on deferred tax assets. The sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Actual results can differ materially from these estimates for a variety of reasons, including differences in the pattern or distribution of the market shocks, the interaction between these risk factors, model error, or changes in other assumptions such as business mix, effective tax rates, policyholder behaviour, currency exchange rates and other market variables relative to those underlying the calculation of these sensitivities. The extent to which actual results may differ from the indicative ranges will generally increase with larger capital market movements. Our sensitivities as at December 31, 2019 have been included for comparative purposes only.

We have also provided measures of our net income sensitivity to instantaneous changes in credit spreads, swap spreads, real estate price levels, and capital sensitivities to changes in interest rates and equity price levels. The real estate sensitivities are non-IFRS financial measures. For additional information, see section L - Non-IFRS Financial Measures in this document. The cautionary language which appears in this section is also applicable to the credit spread, swap spread, real estate, and LICAT ratio sensitivities. In particular, these sensitivities are based on interest rates, credit and swap spreads, equity market, and real estate price levels as at the respective calculation dates and assume that all other risk variables remain constant. Changes in interest rates, credit and swap spreads, equity market, and real estate prices in excess of the ranges illustrated may result in other-than-proportionate impacts.

As these market risk sensitivities reflect an instantaneous impact on net income, OCI and Sun Life Assurance’s LICAT ratio, they do not include impacts over time such as the effect on fee income in our asset management businesses.

The sensitivities reflect the composition of our assets and liabilities as at December 31, 2020 and December 31, 2019, respectively. Changes in these positions due to new sales or maturities, asset purchases/sales, or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedge programs in place as at the December 31 calculation dates. The actual impact of hedging activity can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge re-balancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (i.e., the risk that hedges do not exactly replicate the underlying portfolio experience), model risk, and other operational risks in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.

The sensitivities are based on methods and assumptions in effect as at December 31, 2020 and December 31, 2019, as applicable. Changes in the regulatory environment, accounting or actuarial valuation methods, models, or assumptions (including changes to the ASB promulgated URR) after those dates could result in material changes to these reported sensitivities. Changes in interest rates and equity market prices in excess of the ranges illustrated may result in other than proportionate impacts.

Our hedging programs may themselves expose us to other risks, including basis risk (i.e., the risk that hedges do not exactly replicate the underlying portfolio experience), volatility risk, and increased levels of derivative counterparty credit risk, liquidity risk, model risk and other operational risks. These factors may adversely impact the net effectiveness, costs, and financial viability of maintaining these hedging programs and therefore adversely impact our profitability and financial position. While our hedging programs are intended to mitigate these effects (e.g., hedge counterparty credit risk is managed by maintaining broad diversification, dealing primarily with highly-rated counterparties, and transacting through OTC contracts cleared through central clearing houses, exchange-traded contracts or bilateral OTC contracts negotiated directly between counterparties that include credit support annexes), residual risk, potential reported earnings and capital volatility remain.

For the reasons outlined above, our sensitivities should only be viewed as directional estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of our future net income, OCI, and capital. Given the nature of these calculations, we cannot provide assurance that actual impacts will be consistent with the estimates provided.

64	Sun Life Financial Inc. Annual Report 2020 Management’s Discussion and Analysis

Information related to market risk sensitivities and guarantees related to segregated fund products should be read in conjunction with the information contained in the sections in this MD&A under the section M - Accounting and Control Matters - 1 - Critical Accounting Policies and Estimates. Additional information on market risk can be found in Note 6 of our 2020 Annual Consolidated Financial Statements and the Risk Factors section in the AIF.

ii. Insurance Risk

Risk Description

Insurance risk is the uncertainty of product performance due to actual experience emerging differently than expected in the areas of policyholder behaviour, mortality, morbidity and longevity. In addition, product design and pricing, expense and reinsurance risks impact multiple risk categories, including insurance risk.

Insurance Risk Management Governance and Control

We employ a wide range of insurance risk management practices and controls, as outlined below:

•	Insurance risk governance practices are in place, including independent monitoring and review and reporting to senior management and the Risk Committee.
•	Income and regulatory capital sensitivities are monitored, managed and reported against pre-established risk appetite limits for policyholder behaviour, mortality, morbidity and longevity risks.
•	Comprehensive Insurance Risk Policy, guidelines and practices are in place.
•	The global underwriting manual aligns underwriting practices with our corporate risk management standards and ensures a consistent approach in insurance underwriting.
•	Board-approved maximum retention limits are in place. Amounts issued in excess of these limits are reinsured.
•	Detailed procedures, including criteria for approval of risks and for claims adjudication are established and monitored for each business segment.
•	Underwriting and risk selection standards and procedures are established and overseen by the corporate underwriting and claims risk management function.
•	Diversification and risk pooling is managed by aggregation of exposures across product lines, geography and distribution channels.
•	We use reinsurance to limit losses, minimize exposure to significant risks and to provide additional capacity for growth.
•	The Insurance Risk Policy and Investment & Credit Risk Policy establish acceptance criteria and protocols to monitor the level of reinsurance ceded to any single reinsurer or group of reinsurers.
•	Reinsurance counterparty risk is monitored, including annual reporting of reinsurance exposure to the Risk Committee.
•	Concentration risk exposure is monitored on group policies in a single location to avoid a catastrophic event occurrence resulting in a significant impact.
•	Various limits, restrictions and fee structures are introduced into plan designs in order to establish a more homogeneous policy risk profile and limit potential for anti-selection.
•	Regulatory solvency requirements include risk-based capital requirements and are monitored regularly.
•	The Product Design and Pricing Policy requires detailed risk assessment and pricing provision for material risks.
•	Company specific and industry level experience studies and sources of earnings analysis are monitored and factored into valuation, renewal and new business pricing processes.
•	Stress-testing techniques, such as FCT, are used to measure the effects of large and sustained adverse movements in insurance risk factors.
•	Insurance contract liabilities are established in accordance with Canadian actuarial standards of practice.
•

Internal capital targets are established at an enterprise level to cover all risks and are above minimum regulatory and supervisory levels. Actual capital levels are monitored to ensure they exceed internal targets.

Our Insurance Risk Policy sets maximum global retention limits and related management standards and practices that are applied to reduce our exposure to large claims. Amounts in excess of the Board-approved maximum retention limits are reinsured. On a single life or joint-first-to-die basis retention limit is $40 million in Canada and US$40 million outside of Canada. For survivorship life insurance, our maximum global retention limit is $50 million in Canada and US$50 million outside of Canada. In certain markets and jurisdictions, retention levels below the maximum are applied. Reinsurance is utilized for numerous products in most business segments, and placement is done on an automatic basis for defined insurance portfolios and on a facultative basis for individual risks with certain characteristics.

Our reinsurance coverage is well diversified and controls are in place to manage exposure to reinsurance counterparties. Reinsurance exposures are monitored to ensure that no single reinsurer represents an undue level of credit risk. This includes performing periodic due diligence on our reinsurance counterparties as well as internal credit assessments on counterparties with which we have material exposure. While reinsurance arrangements provide for the recovery of claims arising from the liabilities ceded, we retain primary responsibility to the policyholders.

Specific insurance risks and our risk management strategies are discussed below in further detail.

Policyholder Behaviour Risk

We can incur losses due to adverse policyholder behaviour relative to the assumptions used in the pricing and valuation of products with regard to lapse of policies or exercise of other embedded policy options.

Uncertainty in policyholder behaviour can arise from several sources including unexpected events in the policyholder’s life circumstances, the general level of economic activity (whether higher or lower than expected), changes in the financial and capital markets, changes in pricing and availability of current products, the introduction of new products, changes in underwriting technology and standards, as well as changes in our financial strength or reputation. Uncertainty in future cash flows affected by policyholder behaviour can be further exacerbated by irrational behaviour during times of economic turbulence or at key option exercise points in the life of an insurance contract.

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2020	65

Various types of provisions are built into many of our products to reduce the impact of uncertain policyholder behaviour. These provisions include:

•	Surrender charges that adjust the payout to the policyholder by taking into account prevailing market conditions.
•	Limits on the amount that policyholders can surrender or borrow.
•	Restrictions on the timing of policyholders’ ability to exercise certain options.
•	Restrictions on both the types of funds Clients can select and the frequency with which they can change funds.
•	Policyholder behaviour risk is also mitigated through reinsurance on some insurance contracts.

Internal experience studies are used to monitor, review and update policyholder behaviour assumptions as needed which could result in updates to policy liabilities.

Mortality and Morbidity Risk

Mortality and morbidity risk is the risk that future experience could be worse than the assumptions used in the pricing and valuation of products. Mortality and morbidity risk can arise in the normal course of business through random fluctuation in realized experience, through catastrophes, as a result of a pandemic, or in association with other risk factors such as product development and pricing or model risk. Adverse mortality and morbidity experience could also occur through systemic anti-selection, which could arise due to poor plan design, or underwriting process failure or the development of investor-owned and secondary markets for life insurance policies.

External factors could adversely affect our life insurance, health insurance, critical illness, disability, long-term care insurance and annuity businesses. Morbidity experience could be unfavourably impacted by external events, such as pandemics, increases in disability claims during economic slowdowns and increases in high medical treatment costs and growth in utilization of specialty drugs. This introduces the potential for adverse financial volatility in our financial results.

Detailed uniform underwriting procedures have been established to determine the insurability of applicants and to manage exposure to large claims. These underwriting requirements are regularly scrutinized against industry guidelines and oversight is provided through a corporate underwriting and claim management function.

Mortality and morbidity concentration risk is the risk of a catastrophic event, such as natural environmental disasters (for example, earthquakes), human-made disasters (for example, acts of terrorism, military actions, and inadvertent introduction of toxic elements into the environment) as well as epidemics that could occur in geographic locations where there is significant insurance coverage. We do not have a high degree of concentration risk to single individuals or groups due to our well-diversified geographic and business mix. The largest portion of mortality risk within the Company is in North America. Individual and group insurance policies are underwritten prior to initial issue and renewals, based on risk selection, plan design, and rating techniques.

The Insurance Risk Policy approved by the Risk Committee includes limits on the maximum amount of insurance that may be issued under one policy and the maximum amount that may be retained. These limits vary by geographic region and amounts in excess of limits are reinsured to ensure there is no exposure to unreasonable concentration of risk.

Longevity Risk

Longevity risk is the potential for economic loss, accounting loss or volatility in earnings arising from adverse changes in rates of mortality improvement relative to the assumptions used in the pricing and valuation of products. This risk can manifest itself slowly over time as socioeconomic conditions improve and medical advances continue. It could also manifest itself more quickly, for example, due to medical breakthroughs that significantly extend life expectancy. Longevity risk affects contracts where benefits or costs are based upon the likelihood of survival and higher than expected improvements in policyholder life expectancy could therefore increase the ultimate cost of these benefits (for example, annuities, pensions, pure endowments, reinsurance, segregated funds, and specific types of health contracts). Additionally, our longevity risk exposure is increased for certain annuity products such as guaranteed annuity options by an increase in equity market levels.

To improve management of longevity risk, we monitor research in the fields that could result in a change in expected mortality improvement. Stress-testing techniques are used to measure and monitor the impact of extreme mortality improvement on the aggregate portfolio of insurance and annuity products as well as our own pension plans.

Product Design and Pricing Risk

Product design and pricing risk is the risk a product does not perform as expected, causing adverse financial consequences. This risk may arise from deviations in realized experience versus assumptions used in the pricing of products. Risk factors include uncertainty concerning future investment yields, policyholder behaviour, mortality and morbidity experience, sales levels, mix of business, expenses and taxes. Although some of our products permit us to increase premiums or adjust other charges and credits during the life of the policy or contract, the terms of these policies or contracts may not allow for sufficient adjustments to maintain expected profitability. This could have an adverse effect on our profitability and capital position.

Our Product Design and Pricing Policy, approved by the Risk Committee, establishes the framework governing our product design and pricing practices and is designed to align our product offerings with our strategic objectives and risk-taking philosophy. Consistent with this policy, product development, design and pricing processes have been implemented throughout the Company. New products follow a stage-gate process with defined management approvals based on the significance of the initiative. Each initiative is subject to a risk assessment process to identify key risks and risk mitigation requirements, and is reviewed by multiple stakeholders. Additional governance and control procedures are listed below:

•	Pricing models, methods, and assumptions are subject to periodic internal peer reviews.
•	Experience studies, sources of earnings analysis, and product dashboards are used to monitor actual experience against those assumed in pricing and valuation.

66	Sun Life Financial Inc. Annual Report 2020 Management’s Discussion and Analysis

•

On experience rated, participating, and adjustable products, emerging experience is reflected through changes in policyholder dividend scales as well as other policy adjustment mechanisms such as premium and benefit levels.

•	Limits and restrictions may be introduced into the design of products to mitigate adverse policyholder behaviour or apply upper thresholds on certain benefits.

Expense Risk

Expense risk is the risk that future expenses are higher than the assumptions used in the pricing and valuation of products. This risk can arise from general economic conditions, unexpected increases in inflation, slower than anticipated growth, or reduction in productivity leading to increases in unit expenses. Expense risk occurs in products where we cannot or will not pass increased costs onto the Client and will manifest itself in the form of a liability increase or a reduction in expected future profits.

We closely monitor expenses through an annual budgeting process and ongoing monitoring of any expense gaps between unit expenses assumed in pricing and actual expenses.

Reinsurance Risk

We purchase reinsurance for certain risks underwritten by our various insurance businesses. Reinsurance risk is the risk of financial loss due to adverse developments in reinsurance markets (for example, discontinuance or diminution of reinsurance capacity, or an increase in the cost of reinsurance), insolvency of a reinsurer or inadequate reinsurance coverage.

Changes in reinsurance market conditions, including actions taken by reinsurers to increase rates on existing and new coverage and our ability to obtain appropriate reinsurance, may adversely impact the availability or cost of maintaining existing or securing new reinsurance capacity, with adverse impacts on our business strategies, profitability and financial position. There is an increased possibility of rate increases or renegotiation of legacy reinsurance contracts by our reinsurers, as the global reinsurance industry continues to review and optimize their business models. In addition, changes to the regulatory treatment of reinsurance arrangements could have an adverse impact on our capital position.

We have an Insurance Risk Policy and an Investment & Credit Risk Policy approved by the Risk Committee, which set acceptance criteria and processes to monitor the level of reinsurance ceded to any single reinsurer. These policies also set minimum criteria for determining which reinsurance companies qualify as suitable reinsurance counterparties having the capability, expertise, governance practices and financial capacity to assume the risks being considered. Additionally, these policies require that all agreements include provisions to allow action to be taken, such as recapture of ceded risk (at a potential cost to the Company), in the event that the reinsurer loses its legal ability to carry on business through insolvency or regulatory action. Periodic due diligence is performed on the reinsurance counterparties with which we do business and internal credit assessments are performed on reinsurance counterparties with which we have material exposure. Reinsurance counterparty credit exposures are monitored closely and reported annually to the Risk Committee.

New sales of our products can be discontinued or changed to reflect developments in the reinsurance markets. Rates for our in-force reinsurance treaties can be either guaranteed or adjustable for the life of the ceded policy. In order to diversify reinsurance risk, there is generally more than one reinsurer supporting a reinsurance pool.

Additional information on insurance risk can be found in Note 7 of our 2020 Annual Consolidated Financial Statements and in the Risk Factors section in the AIF.

iii. Credit Risk

Risk Description

Credit risk is the possibility of loss from amounts owed by our borrowers or financial counterparties. We are subject to credit risk in connection with issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties (including derivative, repurchase agreement and securities lending counterparties), other financial institutions and other entities. Losses may occur when a counterparty fails to make timely payments pursuant to the terms of the underlying contractual arrangement or when the counterparty’s credit rating or risk profile otherwise deteriorates. Credit risk can also arise in connection with deterioration in the value of, or ability to realize, any underlying security that may be used as collateral for the debt obligation. Credit risk can occur as a result of broad economic conditions, challenges within specific sectors of the economy, or from issues affecting individual companies. Events that result in defaults, impairments or downgrades of the securities in our investment portfolio would cause the Company to record realized or unrealized losses and may cause an increase in our provisions for asset default, adversely impacting earnings.

Credit Risk Management Governance and Control

We employ a wide range of credit risk management practices and controls, as outlined below:

•	Credit risk governance practices are in place, including independent monitoring and review and reporting to senior management and the Risk Committee.
•	Risk appetite limits have been established for credit risk.
•	Income and regulatory capital sensitivities are monitored, managed and reported against pre-established risk limits.
•	Comprehensive Investment and Credit Risk Management Policy, guidelines and practices are in place.
•	Specific investment diversification requirements are in place, such as defined investment limits for asset class, geography, and industry.
•	Risk-based credit portfolio, counterparty, and sector exposure limits have been established.
•

Mandatory use of credit quality ratings for portfolio investments has been established and is reviewed regularly. These internal rating decisions for new fixed income investments and ongoing review of existing rating decisions are independently adjudicated by Corporate Risk Management.

•	Comprehensive due diligence processes and ongoing credit analyses are conducted.
•	Regulatory solvency requirements include risk-based capital requirements and are monitored regularly.

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2020	67

•	Comprehensive compliance monitoring practices and procedures including reporting against pre-established investment limits are in place.
•	Reinsurance exposures are monitored to ensure that no single reinsurer represents an undue level of credit risk.
•	Stress-testing techniques, such as FCT, are used to measure the effects of large and sustained adverse credit developments.
•	Insurance contract liabilities are established in accordance with Canadian actuarial standards of practice.
•

Internal capital targets are established at an enterprise level to cover all risks and are above minimum regulatory and supervisory levels. Actual capital levels are monitored to ensure they exceed internal targets.

Our core principles of credit risk management include asset diversification, fundamental research and analysis of cash flows, proactive and continuous risk monitoring, active management and relative value assessment, all with the objective of optimizing risk-adjusted returns, with due consideration for the impacts of capital and taxation.

We rate fixed income investments primarily through the use of internally developed scorecards which combine an estimated probability of default and loss given default to determine an expected loss and credit risk rating. This rating is expressed using a 22-point scale that is generally consistent with those used by external rating agencies, and is based on detailed examination of the borrower’s, or issuer’s, credit quality and the characteristics of the specific instrument. The probability of default assessment is based on borrower-level or issuer-level analysis, which encompasses an assessment of industry risk, business strategy, competitiveness, strength of management and other financial information. The loss given default assessment is based on instrument-level analysis, which considers the impact of guarantees, covenants, liquidity and other structural features. These scorecards provide input to stochastic value-at-risk models and are used to stress test the portfolio, which provide insight into the distribution and characteristics of credit risk within our portfolios. In accordance with our policies and under normal circumstances, our ratings cannot be higher than the highest rating provided by certain Nationally Recognized Statistical Rating Organizations (“NRSROs”). Certain assets, including those in our sovereign debt and asset-backed securities portfolios, are assigned a rating based on ratings provided by NRSROs using a priority sequence order of Standard & Poor’s, Moody’s, Fitch and DBRS Limited.

Additional information on credit risk can be found in Note 6 of our 2020 Annual Consolidated Financial Statements and in the Risk Factors section in the AIF.

iv. Business and Strategic Risk

Risk Description

Business and strategic risk includes risks related to changes in the economic or political environment, distribution channels or Client behaviour, environmental and social risks, competitive, legal or regulatory environment and risks relating to the design or implementation of our business strategy.

Business and Strategic Risk Management Governance and Control

We employ a wide range of business and strategic risk management practices and controls, as outlined below:

•	Business and strategic risk governance practices are in place, including independent monitoring and review and reporting to senior management, the Board and the Board Committees.
•

Business and strategic risk is managed through our strategic and business planning process and controls over the implementation of these plans. These plans are reviewed and discussed at the executive level and the key themes, issues and risks emerging are discussed by the Board and the Board Committees.

•	Our business and strategic plans are subject to approval by the Board, which also receives regular reviews of implementation progress against key business plan objectives.
•	Comprehensive policies including the Risk Management Framework, Risk Appetite Policy, Product Design and Pricing Policy, Mergers and Acquisition Policy and Capital Risk Policy are in place.
•

Our corporate strategy and business objectives are established within the boundaries of the Risk Appetite Policy. Our business strategies and plans are designed to align with our risk appetite, our capital position and our financial performance objectives.

•	Our risk appetite is periodically assessed, taking into consideration the economic and regulatory environments in which we operate.
•

Merger, acquisition, strategic investments and divestiture transactions are governed by a Board-approved Merger and Acquisition Risk Management Policy and significant transactions require the approval of the Board.

•	Stress-testing techniques, such as FCT, are used to measure the effects of large and sustained adverse scenarios.
•	Key and emerging risks are identified, monitored and reported, including emerging regulatory changes that may have a material impact on our finances, operations or reputation.
•

Internal capital targets are established at an enterprise level to cover all risks and are above minimum regulatory and supervisory levels. Actual capital levels are monitored to ensure they exceed internal targets.

We regularly review and adapt our business strategies and plans to take account of changes in the external business, economic, political and regulatory environments in which we operate. Our business strategies and plans are designed to align with our risk appetite, our capital position and our financial performance objectives. We periodically reassess our risk appetite taking into consideration the economic, regulatory and competitive environment in which we operate.

Specific business and strategic risks are discussed below in further detail.

Economic and Political Risk

We operate in various geographies and our business and financial operations are susceptible to regional and global economic, political and regulatory changes. We may be affected by economic and capital markets conditions and economic shocks around the globe as a result of increasingly connected global markets. Factors such as changes in interest rates, foreign exchange rates, market volatility, housing prices, consumer spending, saving and debt, business investment and inflation around the globe can affect the business and economic environments in which we operate. Continued economic and political uncertainty may give rise to increased business and strategic risks including those associated with

68	Sun Life Financial Inc. Annual Report 2020 Management’s Discussion and Analysis

industry restructuring, mergers and acquisitions, changing competitive dynamics and changes in the legal, regulatory and tax regimes in which our businesses operate. In addition, adverse economic conditions often arise in conjunction with volatile and deteriorating capital markets conditions, which can have an adverse impact on Client behaviour and in turn on our sales and profitability, credit and financial strength ratings, and capital and liquidity positions.

Strategic Execution Risk

Our business strategies and plans are dependent on the successful execution of organizational and strategic initiatives designed to support the growth of our business. Our ability to manage the execution of these initiatives effectively and prioritize initiatives directly affects our ability to execute our strategies. Identifying and implementing the right set of initiatives is critical to achieving our business plan targets. Failure to identify and implement the right set of initiatives could also lead to cost structure challenges and inability to achieve our growth objectives.

Distribution Risk

Failure to achieve planned distribution scale or appropriate and compliant distribution of products could materially impact our financial and strategic objectives. This includes the inability to attract and retain intermediaries and agents at a cost that is financially feasible to the Company, or to develop digital sales and Client support capabilities and technologies. Distribution risk may also be influenced where our distribution or product strategy and related services (including digital sales and Client support capabilities and technologies) are not developed, modified or executed in line with our strategic objectives or in consideration of the changes in Client behaviour or our regulatory environment. In addition, the lack of a well-diversified distribution model in the jurisdictions in which we do business may cause over-reliance on agency channel or key partners.

Risks Relating to Mergers, Acquisitions, Divestitures and Strategic Investments

We regularly explore opportunities to selectively acquire other businesses or to divest ourselves of all or part of certain businesses, in support of our growth and strategic objectives. Any transaction that we enter into introduces a number of risks associated with economic, operational, strategic, financial, tax, legal, regulatory, compliance, and other factors.

There is a risk that we may be unable to make an appropriate acquisition in a desired market or business line or are unable to realize the financial and strategic benefits of the transactions due to competitive factors, regulatory requirements or other factors. These risks could adversely impact our ability to achieve our financial and strategic objectives.

Our ability to realize the contemplated economic, financial, and strategic benefit of any transaction that we enter into is contingent on the effective separation and integration of the transferred businesses, restructuring or reorganization of related businesses, and motivating and retaining personnel to effectively execute these transactions. In addition, the integration of operations and differences in organizational culture may require the dedication of significant management resources, which may distract management’s attention from our day-to-day business. Anticipated cost synergies or other expected benefits may not materialize due to a failure to successfully integrate the acquired businesses with our existing operations. Any of these risks, if realized, could prevent us from achieving the expected results from a transaction or could impact our financial and strategic objectives.

To mitigate this risk, we have established procedures to oversee the execution and integration of merger and acquisition transactions. Regular updates on execution and integration risks relating to these transactions are provided to the Board, Board Committees and senior management committees, as appropriate.

Competitive Environment

Competition from insurance companies, banks, asset managers, mutual fund companies, financial planners and other service providers (including new entrants and non-traditional financial services companies) is intense, and could adversely affect our business in certain countries.

The businesses in which we engage are highly competitive and our ability to sell our products is dependent on many factors, including scale, price and yields offered, distribution channels, digital capabilities, financial strength ratings, range of product lines and product quality, brand strength, investment performance, historical dividend levels and the ability to provide value added services to distributors and Clients. In certain markets, some of our competitors may be superior to us on one or more of these factors. Our competitors have significant potential to disrupt our business through targeted strategies to reduce our market share which may include targeting our key people or bancassurance partners and other distributors or aggressively pricing their products. Our ability to achieve our business plans and strategies depends significantly upon our capacity to anticipate and respond quickly to these competitive pressures.

Technology is driving rapid change in the financial services sector and is enabling new entrants to compete or offer services to our competitors to enhance their ability to compete in certain segments of the insurance, wealth and asset management markets. The emergence of new technologies such as robotic process automation, artificial intelligence, blockchain and advanced analytics may have an impact on the financial services sector and how companies interact with their stakeholders. Our current competitors or new entrants may use these or other new technologies to provide services in various areas such as customized pricing, proactive outreach to Clients and targeted marketing in order to strengthen their Client relationships and influence Client behaviour. The impact of disruption from changing technology and innovation by traditional and non-traditional competitors who may offer a better user experience, functionality or lower priced products and may have lower distribution costs will require us to adapt at a more rapid pace and may create margin pressures. The risk of disruption may also impact our distribution models as new and low cost digital-based business models emerge in connection with the distribution of financial services and products, such as insurtechs and robo-advisors. These risks are evolving rapidly with an increasing number of digital users and are difficult to anticipate and respond to proactively, and may adversely impact our profitability and financial position.

Investment Performance

Investment performance risk is the possibility that we fail to achieve the desired return objectives on our investment portfolio, or that our asset management businesses fail to design or execute investment strategies in order to achieve competitive returns on the products and managed

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2020	69

accounts offered by these businesses. Failure to achieve investment objectives may adversely affect our revenue and profitability through slower growth prospects and adverse impacts on policyholder or Client behaviour.

Changes in Legal and Regulatory Environment

Most of our businesses are subject to extensive regulation and supervision. Changes to legislation, regulations or government policies, or the manner in which they are interpreted or enforced, may require that we make significant changes to our strategy, may result in increased implementation costs and diversion of resources to manage the change, could impact financial reporting, accounting processes and capital requirements, and could impact the ability of sales intermediaries to distribute our products, all of which could have an adverse effect on our business and operations. Our failure to comply with existing and evolving regulatory requirements could also result in regulatory sanctions and could affect our relationships with regulatory authorities and our ability to execute our business strategies and plans.

These changes could impact our capital requirements, the regulatory framework for our products and services, the regulation of selling practices, sales intermediaries (such as bancassurance) and product offerings (such as coverage for prescription drugs), solvency requirements, executive compensation, corporate governance practices and could impose restrictions on our foreign operations, which may include changes to the limits on foreign ownership of local companies.

Environmental and Social Risk

Our financial performance, operations, and reputation may be adversely affected if we do not adequately prepare for the direct or indirect negative impacts of environmental and social risks. Environmental and social risk include but are not limited to environmental damage on properties owned or managed by us and climate change related physical and transition risks, public health issues and issues of inequality.

Business units in our Asset Management pillar integrate environmental (as well as social and governance - ESG) considerations in their investment decision-making for Sun Life assets and Client assets. Existing and potential ESG risks are incorporated into initial and ongoing reviews and assessments of public equities and fixed income, private fixed income, real estate, infrastructure and commercial mortgage investments.

We engage in and monitor environmental and broader sustainability developments in part through commitments to the United Nations-supported Principles for Responsible Investment, United Nations Environment Programme - Finance Initiative, Climate Action 100+, and CDP (formerly the Carbon Disclosure Project). Our International Sustainability Council, composed of senior executives from each of our businesses, key functions and regions convenes on broader sustainability issues. We report on sustainability performance, including reporting related to climate change, the environment and social issues, in our annual Sustainability Report, available at sunlife.com/sustainability.

Climate Change

Climate change is one of the defining issues of our time. The science has clearly demonstrated that the world is warming. We believe that it is incumbent upon us to respond and to take actions that support the goal of the Paris Agreement to limit the global temperature increase in this century to well below 2 degrees Celsius compared to pre-industrial levels. Ultimately, the long-term resilience of society, and our Company, will be materially impacted if we don’t take effective, collective action to address this global challenge.

Climate change presents medium to long-term risks to our business, with complex and broad potential impacts. As the commitments we make to our Clients extend decades into the future, the risks related to climate change impacts exist within the solutions we are providing to our Clients today. Our Purpose of helping our Clients achieve lifetime financial security and live healthier lives cannot be achieved without a sound approach to climate change that supports the transition to a lower-carbon future. Our Purpose can best be achieved through the integration of this thinking across our businesses, and through working collaboratively with other stakeholders towards a common goal of avoiding the worst effects of climate change.

Sun Life’s climate strategy includes the following elements:

•

We recognize that as a long-term investor, we have the opportunity to be part of the solution to this global challenge and invest proactively in assets and businesses that support the transition to a lower-carbon economy.

•	We assess climate-related impacts on our businesses and investments and adjust accordingly, while acknowledging the challenges of uncertainty and imperfect data to inform such decisions.
•	We advocate for better data and disclosures, so we can make better-informed assessments of climate-related risks.
•	We commit to continuously improving our climate-related measurement, monitoring and reporting.
•	We are focused on reducing climate impact and strengthening the resilience of our own operations around the world, as well as the properties that we own in our investment portfolio.

We commit to working together across industries and with our Clients to contribute to solving this global challenge and recognize that we do not yet have the answers to this complex topic.

Our strategy will continuously evolve over time, building on our experience and external developments.

TCFD Disclosures

Sun Life supports the recommendations of the Financial Stability Board’s Task Force on Climate-Related Financial Disclosures (“TCFD”). The following sets out Sun Life’s climate-related disclosures in line with the TCFD recommendations, which are structured around four themes that represent core elements of how organizations operate: strategy, governance, risk management, and metrics and targets.

A dedicated senior executive steering committee guides our implementation of TCFD recommendations. The Chief Legal Officer, who reports directly to the CEO, chairs the TCFD steering committee, with representation from Enterprise Risk Management, Finance, Asset Management, and Sustainability.

70	Sun Life Financial Inc. Annual Report 2020 Management’s Discussion and Analysis

Strategy

Our Asset Management business group is comprised of two business units:

•

MFS is a premier global asset management firm which offers a comprehensive selection of financial products and services that deliver superior value and active asset management for retail and institutional investors.

•

SLC Management is an institutional asset management business that delivers liability driven investing, alternative fixed income and real estate solutions to Clients, including Sun Life’s general account.

Our investment approach for climate change encompasses both a risk and opportunity viewpoint.

A transition to a lower carbon economy could affect public and private fixed income and non-fixed income asset values. Existing portfolio investments in coal, conventional oil and oil sands producers, utilities and related fossil fuel industries, railways and pipelines, as well as markets that depend on these industries, may be subject to additional financial risk as a result of changes in regulation, cost of capital, consumer preferences and competition from renewable energy companies leading to lower overall profitability and/or stranded assets.

Our previous work with climate change scenarios, as part of our Financial Condition Testing, has provided insight into the impact of climate-related risks on our investment portfolios. Throughout 2021, we will be participating in a climate scenario analysis pilot project between the Bank of Canada, OSFI, and a small group of Canadian financial institutions. We expect this work to enhance our climate scenario analysis capabilities and our understanding of transition-related risks.

Climate-related opportunities include those related to sustainability bonds, and investments in sustainable real estate investments and infrastructure and renewable energy. Such opportunities manifest in both direct (real estate, infrastructure) and securitized investments. Many companies and industries are benefitting from climate change-related tailwinds, such as mobility (vehicle electrification), energy efficiency services, and renewables. Through our ESG integration efforts, we seek to identify these opportunities in both public and private markets. We were the first life insurer globally to issue a sustainability bond, which helps support the transition to a lower-carbon economy. Through our Asset Management pillar, we are well-positioned to invest in the transition to a clean economy. Asset management is delivered by SLC Management, InfraRed and BGO, all of which operate under the SLC Management brand, as well as by MFS Investment Management.

•

SLC Management invests in sustainable infrastructure around the world through its platform of public and private fixed income investments. Sustainable infrastructure categories include renewable energy, energy efficiency, and clean transportation. In deciding whether to invest in carbon-intensive companies, SLC Management also considers to what extent such investments will help those companies transition to a lower-carbon future. In cases such as thermal coal, SLC Management has reduced its exposure.

•

InfraRed invests in and manages energy efficiency, low-carbon generation, and renewable energy projects, as well as green buildings, which advances our sustainable investment options for institutional Clients while complementing our focus on sustainable investing and climate change.

•

BGO proactively addresses climate risks at the property and portfolio levels through strategic planning that assesses critical vulnerabilities to the built environment. These efforts help BGO to drive for long-term returns for Clients and investors.

•

As long-term investors in public issuers, MFS assesses climate change as a key investment decision factor at both the issuer level and portfolio level. MFS also regularly engages with companies to encourage better disclosure and management of climate-related risks and opportunities.

As longer-term investors, we believe that integrating climate change as a key element of investment decision-making can be a source of competitive advantage for two reasons: we believe it should lead to stronger risk-adjusted returns for Clients over time, and stronger ESG investment ratings from groups like the UN-supported PRI, Morningstar, Global Real Estate Sustainability Benchmark (GRESB) and others are increasingly key decision factors for Clients. As participants in Climate Action 100+ investor initiative, we engage some of the world’s largest corporate GHG emitters to ensure they are minimizing and disclosing the risks and maximizing the opportunities presented by climate change.

The same principles are used in the selection and monitoring of third-party investment managers that we engage to invest assets on behalf of our Clients in group retirement savings plans. We recognize that our Clients are increasingly bringing a sustainable investment lens to our solutions, and in 2020, we launched a proprietary ESG integration evaluation framework to help sponsors of Sun Life Canada group retirement plans make informed decisions about the investment options they make available to their employees in their workplace plans. The evaluation framework uses detailed criteria in three key areas: Firm Policies, Investment Process and Active Ownership.

Governance

Three Board Committees have oversight over aspects of climate change.

•

The Governance, Investment and Conduct Review Committee (“GICRC”) provides oversight of our sustainability program, including review and approval of the annual Sustainability Report, and enterprise-wide Sustainability Policy. The GICRC monitors progress on sustainability plan implementation, goals and targets, including greenhouse gas (“GHG”) emissions performance.

•

The Risk Committee provides enterprise-wide oversight of the management of current and emerging risks, including of climate-related risks and, broadly, environmental risks. For more detail on the Risk Committee’s role, refer to Risk Management in this section.

•	The Audit Committee has oversight of all financial disclosures, including those related to climate change.

The Board has ultimate oversight of climate change issues, and uses reports from the Board Committee Chairs noted above, and other direct presentations by management and external experts, to inform its views and decisions.

At the management level, the Chief Legal Officer, Chief Risk Officer, and Chief Investment Officer play key roles in assessing and managing climate-related risks and opportunities.

•

Our Chief Legal Officer, who is a member of the most senior leadership team and reports directly to the CEO, is the executive sponsor of sustainability and chairs our International Sustainability Council (“ISC”), which meets at least four times per year. ISC members are responsible for the implementation of our sustainability plan, through the areas of focus with which their business or function aligns. Environment and Climate Change is part of the Trusted and Responsible Business foundation of our sustainability plan (available at sunlife.com/sustainability). As noted above, our Chief Legal Officer also chairs our senior executive TCFD steering committee with representation from Enterprise Risk Management, Finance, Asset Management, and Sustainability.

•

Our Chief Risk Officer is responsible for leading the Risk Management function (as noted above in Risk Management sections 2 and 7). Key and emerging risks are monitored and reported to the Risk Committee of the Board.

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•

The Chief Investment Officer chairs the Sustainability Committee and Sustainable Investment Council within SLC Management. The Sustainability Committee is responsible for setting strategic direction related to sustainability and ESG matters, and sets priorities on key sustainability initiatives across SLC Management. The Sustainable Investment Council oversees the integration of material ESG factors, including climate change, into the investment process.

At MFS, three governance bodies have responsibility for sustainable investing and stewardship activities. These groups set sustainable investing strategy, monitor progress and broadly ensure that MFS is considering material risks such as climate change in its investment activities:

•	MFS Sustainability Group (membership includes MFS president, head of sustainability and stewardship, and chief investment officer),
•	MFS Responsible Investing Committee (membership includes MFS president, general counsel and chief compliance officer), and
•	MFS Proxy Voting Committee (membership includes MFS chief investment officer, and head of sustainability and stewardship

In addition, MFS head of sustainable investing and stewardship chairs a sustainable investing steering committee within the MFS investment team. The steering committee has established a Climate Working Group tasked with engaging the broader investment team on how climate change and environmental issues impact the investment process, and developing a framework to support and enhance MFS’s climate-related investment decision-making and corporate engagement activity.

Risk Management

Climate risk management is integrated into our Risk Management Framework, Governance, and supporting processes (as noted in preceding sections 1 through 8 and under Governance above).

Our definition of climate risk includes physical impacts of climate change and impacts of the transition to a lower-carbon economy. These impacts can include, but are not limited to, damage to owned and operated real assets including real estate and infrastructure, a reduction in the values of investments in public and private fixed income and non-fixed income assets tied to fossil fuels and carbon intensive industries, health impacts to affected populations, and socio-economic, geo-political and regulatory changes.

From an investment perspective, climate-related risks where material to an industry are integrated into the risk management process as we look to make long-term investments that are better positioned to withstand issues related to climate change. We incorporate a number of different analyses into our assessment of climate risks through both stand-alone analysis of physical risks by geographic region and through the assessment of business model and carbon transition risks. Climate-related risk types monitored may include acute and chronic physical risks and transition risks related to regulation, legal, technology, market and reputation or consumer preferences.

An environmental issue, which may or may not be caused by climate change, on a property owned or operated by us could have financial or reputational impacts. We maintain an environmental risk management program to help monitor and manage investment assets from losses due to environmental issues and to ensure compliance with applicable laws. We maintain insurance policies to cover certain environmental risks on owned assets. We have implemented a business continuity program to facilitate the recovery of critical business operations if an environmental issue affects a location where we conduct operations.

Metrics and Targets

We report our global Scope 1 and Scope 2 GHG emissions from company-occupied real estate and real estate investments under our financial control as well as Scope 3 GHG emissions(1) from corporate travel and as available, real estate-related sources such as water, waste and tenant- or landlord-paid utilities in our annual Sustainability Report available at www.sunlife.com/sustainability. In 2019, one year ahead of schedule, we achieved our target of reducing GHG emissions per square foot by 20%, from a 2014 base year, based on cumulative year-over-year reductions(2). We have set a goal of carbon-neutrality for our global operations beginning in 2021.

In addition, SLC Management and MFS utilize third party data vendors and tools that provide valuable insights related to the various physical climate risks and GHG exposure for their underlying portfolio companies and securities and are beginning to conduct carbon intensity analyses.

Please refer to Environmental and Social Risk in our AIF for additional climate-related risk discussion.

(1)

Scope 1, Scope 2 and Scope 3 GHG emissions are calculated according to the Greenhouse Gas Protocol Corporate Accounting and Reporting Standard of the World Resources Institute and the World Business Council for Sustainable Development. Scope 1, Scope 2 and Scope 3 GHG emissions generally refer to, respectively, direct emissions from owned or controlled sources, indirect emissions from the generation of purchased energy, and other indirect sources.

(2)

Target performance is calculated using a rolling base-year approach. Additional details on the methodology are available in our 2020 Sustainability Report, available at sunlife.com/sustainability. This method has been selected to allow for a meaningful presentation of historical performance, while ensuring that comparisons are still relevant given the significant turnover in properties in the portfolio over time.

72	Sun Life Financial Inc. Annual Report 2020 Management’s Discussion and Analysis

v. Operational Risk

Risk Description

Operational risk is the risk of loss (financial and non-financial) resulting from inadequate or failed internal processes, people and systems or from external events. Operational risk is present in all of our business activities and encompasses a broad range of risks as described below. Operational risk is embedded in the practices utilized to manage other risks and, therefore, if not managed effectively, operational risk can impact our ability to manage other key risks.

Operational Risk Management Governance and Control

We employ a wide range of operational risk management practices and controls, as outlined below:

•	Operational risk governance practices are in place, including independent monitoring and review and reporting to senior management and the Board Committees.
•	Risk appetite limits have been established in Operational Risk.
•	Comprehensive Operational Risk Management Framework, Policies, guidelines and practices are in place.
•	Our governance practices, corporate values, Code of Conduct and Company-wide approach to managing risk set the foundation for mitigating operational risks.
•

Our Code of Conduct sets the tone for a strong ethical culture, and we regularly review and update the Code of Conduct to ensure that it continues to meet the expectations of regulators and other stakeholders. All our directors and employees must reconfirm annually their understanding of and commitment to comply with the Code of Conduct.

•

We have established appropriate internal controls and systems for talent acquisition, rewards and development programs that attract, build and retain top talent and create strong succession plans as well as compensation programs, and we provide ongoing training to our people.

•	We conduct regular monitoring of employee engagement to ensure we create and maintain a work environment where all employees are welcome and able to contribute effectively.
•	Stress-testing techniques, such as FCT, are used to measure the effects of large and sustained adverse scenarios.
•

We mitigate a portion of our operational risk exposure through our corporate insurance program by purchasing insurance coverage that seeks to provide insurance against unexpected material losses resulting from events such as criminal activity, property loss or damage and liability exposures, or that satisfies legal requirements and contractual obligations.

•

Internal capital targets are established at an enterprise level to cover all risks and are above minimum regulatory and supervisory levels. Actual capital levels are monitored to ensure they exceed internal targets.

Specific operational risks and our risk management strategies are discussed below in further detail and in the Risk Factor section in the AIF.

Information Security and Privacy Risks

Information and technology are used in almost all aspects of our business and operations. As part of our Client strategy, we continue to enhance the digital side of our business to support and enable new business models and processes, that are more personal, proactive and predictive.

Our business and the successful implementation of our digital strategy are dependent on various factors including maintaining a secure environment for our Clients, employees and other parties’ information. This requires the effective and secure use, management and oversight of information and physical assets. We engage with various stakeholders and leverage emerging technologies, including digital, mobile applications, cloud computing, artificial intelligence and robotic process automation. These technologies are used to collect, process and maintain information relating to business transactions and financial reporting, as well as the personal information of our Clients and employees. We also obtain services from a wide range of third-party service providers and have outsourced some business and information technology functions in various jurisdictions.

We continue investing in people, processes and technology to strengthen our abilities to respond to the evolving threat landscape. Our Information Security framework is overseen by the Chief Information Security Officer, supported by senior leadership and by our Operational Risk Management Framework. Our information security framework and governance controls (policies, procedures, training) are aligned with recognized industry standards and are compliant with applicable laws and regulations.

Our well-established security controls and processes are intent on protecting our information and computer systems and the information entrusted to us by our Clients and employees. Our protection strategy leverages information security risk assessments and privacy impact assessments to evaluate potential risks. The security framework also includes technology and process safeguards and regularly promotes secure behavioural practices. As part of our layered security approach, we deliver general security awareness training sessions to all employees every year that is reinforced with regular awareness resources and activities.

Many jurisdictions in which we do business are developing and implementing cyber security reporting requirements and more stringent consumer privacy legislation. Our global privacy program monitors adherence to our global privacy commitments, local laws and local privacy policies. We have also established a network of privacy officers across the Company who monitor emerging privacy legislation and provide guidance on handling personal information and help manage, report and resolve any privacy incidents that may occur. We also conduct privacy training, provide regular monitoring and reporting and carry cyber risk insurance to help mitigate the impact of privacy incidents.

Human Resources Risk

Our ability to achieve business objectives can be adversely affected if we are unable to attract, retain or effectively deploy resources with the in-depth knowledge and necessary skills required, or are unable to design compensation programs that effectively drive employee behaviour. Failure to manage Human Resources risk can also lead to direct financial and reputational loss including losses arising from activity that is inconsistent with Human Rights or employment laws or health and safety regulations.

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2020	73

To mitigate this risk, we have comprehensive Human Resource policies, practices and programs in place to ensure compliance with employment legislation, minimize the risk of employee misconduct, and proactively develop employee skills, capabilities and behaviours to meet future business needs.

Regulatory Compliance, Legal and Conduct Risk

We are subject to extensive regulatory oversight by insurance and financial services regulators in the jurisdictions in which we conduct business. In recent years, there has been an increased focus by regulators globally on Client fairness, conduct, anti-money laundering, privacy and data governance. Failure to comply with applicable laws or to conduct our business consistent with changing regulatory or public expectations could adversely impact our reputation and may lead to regulatory investigations, examinations, proceedings, settlements, penalties, fines, restrictions on our business, litigation or an inability to carry out our business strategy.

Our Chief Compliance Officer oversees our comprehensive Company-wide compliance framework, which is consistent with regulatory guidance from OSFI and other regulators. This framework promotes proactive, risk-based management of compliance and regulatory risk, and includes Company-wide and business segment policies, standards and operating guidelines, programs to promote awareness of laws and regulations that impact us, ongoing monitoring of emerging legal issues and regulatory changes and training programs. There are also employee orientation programs that include anti-money laundering and anti-terrorist financing, anti-bribery and corruption, privacy and information security risk management. Effective governance, oversight and implementation is a coordinated effort between first and second lines of defense functions. Second line oversight relies on a network of compliance officers and the general counsel in each business segment. The Chief Compliance Officer reports regularly to the Board and Board Committees on the state of compliance, key compliance risks, emerging regulatory trends, escalation of key issues and key risk indicators.

Information Technology Risk

The use of technology and computer systems is essential in supporting and maintaining business operations. We use technology to support virtually all aspects of our business and operations. The rapidly changing business environment increases the risk of our technology strategy not being agile enough to adapt to new business demands in a timely manner leading to financial losses, increased costs and the inability to meet Client needs.

To manage the risks associated with our technology infrastructure and applications, we have implemented a number of policies, directives and controls through our technology approval and risk governance model to ensure ongoing systems availability, stability and currency.

Third-Party Risk

We engage in a variety of third-party relationships, including with distributors, independent contractors, outsourcing service providers and suppliers. Our profitability or reputation could be impacted if these third parties are unable to meet their ongoing service commitments or fail to perform to expected standards.

To manage these risks, we have established Company-wide policies and guidelines which are consistent with OSFI’s and other local regulatory requirements, and which set out our requirements to identify, assess, manage, monitor and report on third-party risks. Our program includes third-party risk assessments and enhanced due diligence if a supplier will have access to any personal data and/or confidential information or access to non-public systems. The key elements and risks associated with the third party are documented in the form of a written agreement, and the company monitors performance of its third parties in a manner that is commensurate to the size, risk, scope and complexity of the third-party relationship.

Business Disruption Risk

Our businesses are dependent on the availability of trained employees, physical locations to conduct operations and access to technology. A significant business disruption to our operations can result if one or more of these key elements are negatively impacted. System disruptions as well as unanticipated events, including pandemics, can negatively affect staff, preventing them from getting to work or from operating business processes.

To manage this risk, we have implemented a business continuity program to facilitate the recovery of critical business operations. This program encompasses business continuity, crisis management and disaster recovery planning. Our policy, guidelines and operating procedures establish consistent processes designed to ensure that key business functions can continue and normal operations can resume effectively and efficiently should a major disruption occur. In addition, to regularly update and test business continuity plans for critical business operations, we conduct mandatory business continuity awareness training for all employees annually and have off-site backup facilities and failover capability designed to minimize downtime and accelerate recovery time in the event of a major disruption.

Model Risk

We use complex models to support many business functions including product development and pricing, capital management, valuation, financial reporting, planning, hedging, asset-liability management, risk management and advanced analytics (such as artificial intelligence, predictive modeling and decision making algorithms). Model risk is the risk of loss, either in the form of financial loss, inappropriate or poor business decisions, damage to reputation, or other adverse impact, arising from inaccurate model outputs or incorrect use or interpretation of model outputs.

To manage model risk, we have established robust, Company-wide model risk management procedures over the models’ life cycle with respect to building, using, changing and retiring models. The policy and operating guidelines set out minimum, risk-based requirements to ensure that models are effectively controlled, maintained and appropriately understood by users.

Information Management Risk

As an international provider of financial services, we deal with extensive information across a number of countries. Information management risk is the inability to capture, manage, retain and appropriately dispose of business records, the inability to provide data that is fit for purpose, accurate, complete or timely to support business decisions, and the inability to manage data location and cross-border appropriately. Failure to manage these risks could have financial or reputational impacts, and may lead to regulatory proceedings, penalties and litigation.

74	Sun Life Financial Inc. Annual Report 2020 Management’s Discussion and Analysis

To manage and monitor information management risk, we have an internal control framework, data governance and record management practices in place. Additional information on operational risk can be found in the Risk Factors section in the AIF.

vi. Liquidity Risk

Risk Description

Liquidity risk is the possibility that we will not be able to fund all cash outflow commitments and collateral requirements as they fall due. This includes the risk of being forced to sell assets at depressed prices resulting in realized losses on sale. This risk also includes restrictions on our ability to efficiently allocate capital among our subsidiaries due to various market and regulatory constraints on the movement of funds. Our funding obligations arise in connection with the payment of policyholder benefits, expenses, reinsurance settlements, asset purchases, investment commitments, interest on debt, and dividends on common and preferred shares. Sources of available cash flow include general fund premiums and deposits, investment related inflows (such as maturities, principal repayments, investment income and proceeds of asset sales), proceeds generated from financing activities, and dividends and interest payments from subsidiaries. We have various financing transactions and derivative contracts under which we may be required to pledge collateral or to make payments to our counterparties for the decline in market value of specified assets. The amount of collateral or payments required may increase under certain circumstances (such as changes to interest rates, credit spreads, equity markets or foreign exchange rates), which could adversely affect our liquidity.

Liquidity Risk Management Governance and Control

We generally maintain a conservative liquidity position and employ a wide range of liquidity risk management practices and controls, which are described below:

•	Liquidity risk governance practices are in place, including independent monitoring and review and reporting to senior management and the Risk Committee.
•	Liquidity is managed in accordance with our Asset Liability Management Policy and operating guidelines.
•	Liquidity contingency plans are maintained for the management of liquidity in a liquidity event.
•

Stress testing is performed by comparing liquidity coverage risk metrics under a one-month stress scenario to our policy thresholds. These liquidity coverage risk metrics are measured and managed at the enterprise and legal entity levels.

•	Stress testing of our collateral is performed by comparing collateral coverage ratios to our policy threshold.
•

Cash Management and asset-liability management programs support our ability to maintain our financial position by ensuring that sufficient cash flow and liquid assets are available to cover potential funding requirements. We invest in various types of assets with a view of matching them to our liabilities of various durations.

•

Internal capital targets are established at an enterprise level to cover all risks and are above minimum regulatory and supervisory levels. Actual capital levels are monitored to ensure they exceed internal targets.

•	We actively manage and monitor our capital and asset levels, and the diversification and credit quality of our investments.
•	Various credit facilities for general corporate purposes are maintained.

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2020	75

The following table summarizes the contractual maturities of our significant financial liabilities and contractual commitments as at December 31, 2020 and 2019:

Financial Liabilities and Contractual Obligations

December 31, 2020 ($ millions)	Within 1 year	1 year to 3 years	3 years to 5 years	Over 5 years	Total

Insurance and investment contract liabilities(1)	$14,735	$8,317	$8,641	$311,570	$343,263

Senior debentures and unsecured financing(2)	323	28	28	555	934

Subordinated debt(2)	143	285	285	5,661	6,374

Bond repurchase agreements	2,208	—	—	—	2,208

Accounts payable and accrued expenses(3)	6,992	—	—	—	6,992

Lease liabilities(4)	157	287	226	412	1,082

Secured borrowings from mortgage securitization	292	219	741	865	2,117

Borrowed funds(2)	54	128	32	256	470

Credit facilities(3)	338	—	—	—	338

Total liabilities	$25,242	$9,264	$9,953	$319,319	$363,778

Contractual commitments:(5)

Contractual loans, equities and mortgages	$777	$799	$553	$1,454	$3,583

Total contractual commitments	$777	$799	$553	$1,454	$3,583

December 31, 2019 ($ millions)	Within 1 year	1 year to 3 years	3 years to 5 years	Over 5 years	Total

Insurance and investment contract liabilities(1)	$11,931	$7,983	$8,737	$282,336	$310,987

Senior debentures and unsecured financing(2)	79	439	131	3,179	3,828

Subordinated debt(2)	114	229	229	4,208	4,780

Bond repurchase agreements	1,850	—	—	—	1,850

Accounts payable and accrued expenses(3)	6,041	—	—	—	6,041

Lease liabilities(4)	153	268	230	463	1,114

Secured borrowings from mortgage securitization	169	426	355	969	1,919

Borrowed funds(2)	77	57	20	234	388

Credit facilities(3)	73	—	—	—	73

Total liabilities	$20,487	$9,402	$9,702	$291,389	$330,980

Contractual commitments:(5)

Contractual loans, equities and mortgages	$869	$1,039	$546	$1,129	$3,583

Total contractual commitments	$869	$1,039	$546	$1,129	$3,583

(1) These amounts represent the undiscounted estimated cash flows of insurance and investment contract liabilities on our Consolidated Statements of Financial Position. These cash flows include estimates related to the timing and payment of death and disability claims, policy surrenders, policy maturities, annuity payments, minimum guarantees on segregated fund products, policyholder dividends, amounts on deposit, commissions and premium taxes offset by contractual future premiums and fees on in-force contracts. These estimated cash flows are based on the best estimated assumptions used in the determination of insurance and investment contract liabilities. Due to the use of assumptions, actual cash flows will differ from these estimates.

(2) Payments due based on maturity dates and include expected interest payments. Actual redemption of certain securities may occur sooner as some include an option for the issuer to call the security at par at an earlier date.

(3) Reflects a change in presentation for our credit facility effective January 1, 2020. We have updated our prior period to reflect this change in presentation.

(4) Lease liabilities are included on the Consolidated Statements of Financial Position due to the implementation of IFRS 16 Leases (“IFRS 16”).

(5) Contractual commitments and operating lease commitments are not reported on our Consolidated Financial Statements. Additional information on these commitments is included in Note 23 of our 2020 Annual Consolidated Financial Statements.

Additional information on liquidity risk can be found in Note 6 of our 2020 Annual Consolidated Financial Statements and the Risk Factors section in the 2020 AIF.

vii. Other Risks

Risks relating to the COVID-19 Pandemic

Pandemics, epidemics or outbreaks of an infectious disease could have an adverse impact on our results, business, financial condition or liquidity, and could result in changes to the way we operate. The COVID-19 pandemic and the measures imposed by governments around the world to limit its spread including travel restrictions, business closures, social distancing protocols, school closures, quarantines, and restrictions on gatherings and events, have disrupted the global economy, financial markets, supply chains, business activity and productivity in unprecedented ways. The duration

76	Sun Life Financial Inc. Annual Report 2020 Management’s Discussion and Analysis

and impacts of the COVID-19 pandemic in the countries in which we operate are varied and cannot currently be determined. Containment measures continue to impact global economic activity, including the pace and magnitude of recovery as well as contributing to increased market volatility and changes to the macroeconomic environment. Governments, monetary authorities, regulators and financial institutions, have taken, and continue to take, actions in support of the economy and financial system. These actions include fiscal, monetary and other financial measures to increase liquidity, and to provide financial aid to individuals and businesses. If the COVID-19 pandemic is prolonged, the adverse impact on the global economy could deepen, augmenting financial market declines or volatility, corporate insolvency risks and negative household wealth impacts. The continuing or worsening of the economic and market conditions caused by the COVID-19 pandemic, and impact on Clients, industries and individual countries could have a material adverse effect on our businesses including sales, fee income, investment performance, results of operations, corporate reputation and financial condition. Sustained adverse effects could also make it difficult for us to access capital markets, could impact our liquidity and capital position, or may result in downgrades in our credit ratings. To the extent the COVID-19 pandemic adversely affects our business, results of operations, corporate reputation and financial condition, it may also have the effect of heightening many of the other risks described in the Risk Factors section in our AIF and section J - Risk Management in this document. This includes, but is not limited to:

•	Market risks, such as equity, interest rates and spread, real estate, and foreign currency risks, including impact on fee income;
•

Insurance risk, including higher than expected mortality and, morbidity claims and adverse policyholder behaviour including but not limited to higher than expected policy lapses, withdrawals, and surrenders;

•	Credit risk, including defaults, impairments and downgrades;
•

Business and strategic risk including economic and political risk, business strategy implementation risk, distribution risk, expense risk, changes in Client behaviour, sales, investment performance, and changes in legal and regulatory environment;

•

Operational risk, including information security and privacy risk, human resources risks, regulatory compliance, legal and conduct risk, information technology risk, processing risk, third-party risk, and business disruption risk, and change management risk with the need to quickly implement and execute new programs and procedures to support Clients, advisors, employees, products, and services; and

•	Liquidity risk including collateral, and payment deferrals on invested assets or policyholder insurance premium impacts.

The overall impact of the COVID-19 pandemic is still uncertain and dependent on the progression of the virus, including mutations, the timing of mass vaccine production, distribution, public acceptance and the subsequent reduction in rates of infection and the actions taken by governments, monetary authorities, regulators, financial institutions, businesses and individuals, which could vary by country and result in differing outcomes. Given the extent of the circumstances, it is difficult to reliably measure or predict the potential impact of this uncertainty on our future financial results.

Consistent with the protocols and programs established in our Risk Management Framework, we continue to manage the risks that arise when providing products and services to Clients, which are in line with our Purpose to help Client achieve lifetime financial security and live healthier lives.

IFRS 17 and 9

IFRS 17 Insurance Contracts (“IFRS 17”) and IFRS 9 Financial Instruments (“IFRS 9”) are effective for Canadian insurance companies for annual periods beginning on or after January 1, 2023.

The adoption of IFRS 17 will be a significant change to the accounting and reporting process for the insurance industry. We have established a transition program for IFRS 17 and 9 and have dedicated significant resources to execute and oversee the multi-year cross functional plan to manage operational, regulatory, and business and strategic risks associated with the implementation of these standards.

•

Operational risk - the standards requires a more expansive set of data, introduces complex estimation techniques, computational requirements and disclosures, which necessitate a major transformation to various actuarial and financial reporting processes, tools, and systems.

•

Business and strategic risk - the standards may create additional volatility in our financial results and capital position. Volatility of reported results may require changes to business strategies and the introduction of new or modified non-GAAP measures to explain our results. The impact to business strategy could include changes to hedging and investment strategy, product strategy and the use of reinsurance and, as a result, could impact our exposures to other risks such as counterparty risk and liquidity risk.

•

Regulatory Capital risk - the regulatory capital framework in Canada currently based on IFRS 4 Insurance Contracts (“IFRS 4”) will align with IFRS 17 effective January 1, 2023. The impact to Sun Life from this change is currently uncertain. While OSFI has stated that it intends to maintain capital frameworks consistent with current capital policies and to minimize potential capital impacts at the industry level, the impact for individual companies may vary. OSFI will make changes to the LICAT guideline to reflect IFRS 17 and is consulting directly with affected stakeholders. LICAT guideline changes for Segregated Fund Guarantee capital are also planned to take effect January 1, 2023. OSFI has been engaging the industry in testing of new Segregated Fund Guarantee capital requirements, and the impact will not be known until the final calibrations are completed.

Additional information on other risks can be found in the Risk Factor section in our AIF.

K. Additional Financial Disclosure

1. Selected Annual Information

($ millions, after-tax, unless otherwise stated)	2020	2019	2018

Total revenue	43,337	39,679	26,997
Common shareholders’ net income (loss)	2,404	2,618	2,522
Reported basic earnings per share ($)	4.11	4.42	4.16
Reported earnings per share (diluted) ($)	4.10	4.40	4.14
Total assets	323,011	297,202	271,827

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2020	77

2. Items related to Statement of Operations

i. Business Group Summary Statements of Operations

	2020						2019

($ millions, after-tax)	Canada	U.S.	Asset Management	Asia	Corporate	Total	Total

Net premiums	13,433	5,436	—	4,750	119	23,738	20,288

Net investment income	6,823	2,610	23	2,550	712	12,718	13,140
Fee income	1,376	92	5,014	572	(173)	6,881	6,251

Revenue	21,632	8,138	5,037	7,872	658	43,337	39,679

Gross claims and benefits paid and Changes in insurance/investment contract liabilities(1)	18,350	7,071	—	5,703	483	31,607	28,388

Operating expenses, commissions and other expenses(2)	3,614	1,618	3,712	1,615	237	10,796	10,189
Reinsurance expenses (recoveries)	(1,295)	(864)	—	(181)	(13)	(2,353)	(2,131)

Total benefits and expenses	20,669	7,825	3,712	7,137	707	40,050	36,446

Income tax expense (benefit)	50	56	334	54	1	495	286

Preferred shareholders’ dividends	—	—	—	—	94	94	95
Non-controlling interests and participating policyholders’ income in net income of subsidiaries	196	—	11	87	—	294	234
Reported net income (loss)	717	257	980	594	(144)	2,404	2,618

(1)	Includes changes in reinsurance assets and net transfer to (from) segregated funds.
(2)	Includes premium taxes and interest expense.

Canada

Canada’s revenue increased by $1.2 billion or 6% in 2020 compared to 2019, driven by higher net premiums in Individual Insurance & Wealth and GB and higher net investment income, primarily from increases in the changes in fair value of FVTPL assets and liabilities in GRS and GB.

U.S.

U.S.’s revenue in 2020 was in line with 2019.

Asset Management

Asset Management’s revenue increased by $0.5 billion or 11% in 2020 compared to 2019, driven by higher fee income in SLC Management and MFS.

Asia

Asia’s revenue increased by $2.1 billion in 2020 compared to 2019, driven by higher net premiums in International Hubs, partially offset by lower net investment income, primarily from decreases in the changes in fair value of FVTPL assets and liabilities.

Corporate

Corporate’s revenue decreased by $0.2 billion in 2020 compared to 2019, driven by lower net investment income, primarily from the changes in fair value of FVTPL assets.

ii. Revenue

Revenue includes: (i) premiums received on life and health insurance policies and fixed annuity products, net of premiums ceded to reinsurers; (ii) net investment income comprised of income earned on general fund assets, realized gains and losses on AFS assets and changes in the value of derivative instruments and assets designated as FVTPL and the impacts of foreign exchange translation on assets and liabilities; and (iii) fee income received for services provided. Premium and deposit equivalents from ASO, as well as deposits received by the Company on investment contracts such as segregated funds, mutual funds and managed funds are not included in revenue; however, the Company does receive fee income from these contracts, which is included in revenue. Fee income and ASO premium and deposit equivalents are an important part of our business and as a result, revenue does not fully represent sales and other activity taking place during the respective periods.

Net investment income can experience volatility arising from the quarterly fluctuation in the value of FVTPL assets and foreign currency changes on assets and liabilities, which may in turn affect the comparability of revenue from period to period. The change in fair value of FVTPL assets is driven largely by market-related factors such as interest rates, credit spreads and equity returns. The debt and equity securities that support insurance contract liabilities are generally designated as FVTPL and changes in fair values of these assets are recorded in net investment income in our Consolidated Statements of Operations. Changes in the fair values of the FVTPL assets supporting insurance contract liabilities are largely offset by a corresponding change in the liabilities.

78	Sun Life Financial Inc. Annual Report 2020 Management’s Discussion and Analysis

($ millions)	2020	2019

Premiums

Gross

Life insurance	11,812	9,470

Health insurance	10,649	9,908

Annuities	3,729	3,302

Gross premiums	26,190	22,680

Ceded

Life insurance	(1,573)	(1,570)

Health insurance	(587)	(511)

Annuities	(292)	(311)

Ceded premiums	(2,452)	(2,392)

Net premiums	23,738	20,288

Net investment income (loss)

Interest and other investment income	5,407	5,855

Fair value(1) and foreign currency changes on assets and liabilities	6,860	7,118

Net gains (losses) on AFS assets	451	167

Net investment income (loss)	12,718	13,140

Fee income	6,881	6,251

Total revenue	43,337	39,679

(1)	Represents the change in FVTPL assets and liabilities.

Revenue increased by $3.7 billion or 9% in 2020 compared to 2019, primarily driven by net premium revenue. The impacts of foreign exchange translation increased revenue by $322 million.

Gross premiums increased by $3.5 billion or 15% in 2020 compared to 2019, driven by increases in Asia, Canada, and the U.S.

Ceded premiums of $2.45 billion in 2020 were in line with 2019.

Net investment income decreased by $0.4 billion or 3% in 2020 compared to 2019, reflecting decreases in Asia, Corporate and the U.S., partially offset by increases in Canada. The impacts in Asia, Corporate and Canada were driven by the changes in fair value of FVTPL assets. The impacts in the U.S reflected higher net gains on AFS assets, including an AFS gain of $282 million in the third quarter of 2020 relating to the sale of debt securities and a loss of $342 million as a result of the termination of our fair value derivatives, both of which were related to the repayment of our senior financing obligation.(1)

Fee income increased by $0.6 billion or 10% in 2020, compared to 2019, driven by increases in Asset Management and Canada.

iii. Benefits and Expenses

($ millions)	2020	2019

Benefits and Expenses

Gross claims and benefits paid	18,307	17,421

Changes in insurance/investment contract liabilities(1)	15,125	11,404

Reinsurance expenses (recoveries)	(2,353)	(2,131)

Commissions	2,612	2,417

Operating expenses	7,401	7,033
Other(2)	(1,042)	302

Total benefits and expenses	40,050	36,446

(1)	Includes increase (decrease) in insurance contract liabilities, decrease (increase) in reinsurance assets, increase (decrease) in investment contract liabilities.
(2)	Other includes net transfer to (from) segregated funds, premium taxes and interest expense.

Total benefits and expenses increased by $3.6 billion or 10% in 2020 compared to 2019, primarily driven by increases in the changes in insurance and investment contract liabilities, and gross claims and benefits paid, partially offset by higher net transfers from segregated funds in Canada.

Gross claims and benefits paid increased by $0.9 billion or 5% in 2020 compared to 2019, driven by increases in Canada.

(1)

Our senior financing obligation related to U.S. statutory regulatory capital requirements for In-force Management. For additional information, refer to Note 12 of our 2020 Annual Consolidated Financial Statements.

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2020	79

Changes in insurance/investment contract liabilities and reinsurance assets increased by $3.7 billion in 2020 compared to 2019, driven by increases in insurance contract liabilities, primarily in Canada and Asia.

Commission expenses of $2.6 billion in 2020, increased by $0.2 billion compared to 2019, reflecting growth in Asia and Asset Management.

Operating expenses increased by $0.4 billion or 5% in 2020 compared to 2019, reflecting higher expenses in line with business growth, higher incentive compensation and project spend and the unfavourable impacts of foreign exchange translation. Additional information on operating expenses can be found in Note 18 of our 2020 Annual Consolidated Financial Statements.

Other decreased by $1.3 billion in 2020 compared to 2019, predominantly driven by net transfers from segregated funds in Canada.

iv. Taxes

Income Taxes

In 2020, we had an income tax expense of $495 million on reported net income before taxes of $3,287 million, which resulted in an effective income tax rate of 15.1%. This compares to an income tax expense of $286 million on reported net income before taxes of $3,233 million and an effective income tax rate of 8.8% in 2019.

On an underlying basis(1), in 2020, we had an income tax expense of $808 million on our underlying net income before taxes of $4,176 million, representing an effective income tax rate of 19.3% which is within our expected range of 15% to 20%. This compares to an income tax expense of $525 million on our underlying net income before taxes of $3,717 million and an effective income tax rate of 14.1% in 2019, which was below our expected range of 15% to 20%, primarily due to the favourable resolution of Canadian tax matters and higher tax-exempt investment income.

See section D - Profitability - 5 - Income taxes in this document for additional information on our effective tax rates.

Other Taxes

In addition to income taxes, we pay various indirect taxes in jurisdictions in which we carry on business. Indirect taxes include premium taxes, investment income tax, payroll related taxes, property taxes, sales taxes, business taxes and other taxes, as follows:

($ millions)	2020	2019

Income tax expense	495	286

Indirect taxes

Premium taxes (net of premium taxes on ceded business)(1)	395	375

Payroll taxes	190	175

Property taxes	124	122

Goods and services tax (“GST”), harmonized tax (“HST”) and other sales taxes	121	117

Business taxes and other	30	43

Total indirect taxes	860	832

Total taxes	1,355	1,118

Reported effective income tax rate	15.1%	8.8%

Total taxes as a percentage of net income before deduction of total taxes	32.7%	27.5%

(1)	Premium taxes include investment income tax.

3. Items related to Statements of Financial Position

i. Changes in Liabilities and Shareholders’ Equity

Insurance contract liabilities balances before Other policy liabilities of $137.7 billion as at December 31, 2020 increased by $13.8 billion compared to December 31, 2019, mainly due to changes in balances on in-force policies (which include fair value changes on FVTPL assets supporting insurance contract liabilities) and balances arising from new policies, partially offset by the impacts of foreign exchange translation.

Total shareholders’ equity, including preferred share capital, was $24.5 billion as at December 31, 2020, compared to $23.4 billion as at

December 31, 2019. The increase of $1.1 billion in total shareholders’ equity was primarily due to:

(i)	shareholders’ net income of $2,498 million, before preferred share dividends of $94 million;
(ii)	net unrealized gains on AFS assets in OCI of $319 million; partially offset by
(iii)	common share dividend payments of $1,283 million;
(iv)	a decrease of $204 million from the impacts of foreign exchange translation; and
(v)	a decrease of $200 million from the repurchase and cancellation of common shares.

(1)

Our effective income tax rate on underlying net income is calculated using underlying net income and income tax expense associated with underlying net income, which excludes amounts attributable to participating policyholders.

80	Sun Life Financial Inc. Annual Report 2020 Management’s Discussion and Analysis

ii. Off-Balance Sheet Arrangements

In the normal course of business, we are engaged in a variety of financial arrangements. The principal purposes of these arrangements are to earn management fees and additional spread on a matched book of business and to reduce financing costs.

While most of these activities are reflected on our balance sheet with respect to assets and liabilities, certain of them are either not recorded on our balance sheet or are recorded on our balance sheet in amounts that differ from the full contract or notional amounts. The types of off-balance sheet activities we undertake primarily include asset securitizations and securities lending.

Asset Securitizations

In the past, we sold mortgage or bond assets to non-consolidated structured entities, which may also purchase investment assets from third parties. Our securitized AUM held by these non-consolidated structured entities were $nil as at December 31, 2020 and less than $1 million as at December 31, 2019.

However, the majority of our securitization activities are recorded on our Consolidated Statements of Financial Position. We securitize multi-residential mortgages under the National Housing Act Mortgage-Backed Securities program sponsored by the CMHC. The securitization of the multi-residential mortgages with the CMHC does not qualify for de-recognition and remains on our Consolidated Statements of Financial Position. Additional information on this program can be found in Note 5 of our 2020 Annual Consolidated Financial Statements.

Securities Lending

We lend securities in our investment portfolio to other institutions for short periods to generate additional fee income. We conduct our program only with well-established, reputable banking institutions that carry a minimum credit rating of “AA”. Collateral, which exceeds the fair value of the loaned securities, is deposited by the borrower with a lending agent, usually a securities custodian, and maintained by the lending agent until the underlying security has been returned to us. We monitor the fair value of the loaned securities on a daily basis with additional collateral obtained or refunded as the fair value fluctuates. Certain arrangements allow us to invest the cash collateral received for the securities loaned. Loaned securities are recognized in our Consolidated Statements of Financial Position as Invested Assets. As at December 31, 2020, we loaned securities with a carrying value of $2.0 billion for which the collateral held was $2.1 billion. This is consistent to loaned securities of $2.0 billion, with collateral of $2.1 billion as at December 31, 2019. Of the collateral held, we held cash collateral of $306 million as at December 31, 2020 ($nil as at December 31, 2019), which is recognized on our Consolidated Statements of Financial Position.

iii. Goodwill and Intangibles Impairment

The Company completed its annual goodwill and indefinite life intangible asset impairment testing in the fourth quarter of 2020. There were no goodwill impairment charges in 2020 or 2019. Impairment charges on intangible assets of $11 million were recognized in 2020 and there were impairment charges of $15 million in 2019.

iv. Commitments, Guarantees, Contingencies and Reinsurance Matters

In the normal course of business, we enter into leasing agreements, outsourcing arrangements and agreements involving indemnities to third parties. We are also engaged in arbitration proceedings from time to time with certain companies that have contracts to provide reinsurance to the Company. Information regarding our commitments, guarantees and contingencies are summarized in Note 23 of our 2020 Annual Consolidated Financial Statements. A table summarizing our significant financial liabilities and contractual obligations can be found in this MD&A in the section J - Risk Management - 9 - Risk Categories - vi - Liquidity Risk.

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2020	81

4. Fourth Quarter 2020 Profitability

The following table reconciles our net income measures and sets out the impacts that other notable items had on our net income in the fourth quarter of 2020 and 2019. All factors discussed in this document that impact our underlying net income are also applicable to reported net income.

	Q4’20	Q4’19

($ millions, after-tax)

Reported net income	744	719

Less: Market-related impacts(1)	20	18

Assumption changes and management actions(1)	(42)	(15)

Other adjustments(1)	(96)	(76)

Underlying net income(2)	862	792
Reported ROE(2)	13.3%	13.6%
Underlying ROE(2)	15.4%	15.0%

Experience-related items(3)

Investing activity	3	34

Credit	18	47

Mortality	(4)	(3)

Morbidity	24	(47)

Policyholder behaviour	(18)	(6)

Expenses	(53)	(45)

Other experience	(1)	(6)

(1)	Represents an adjustment made to arrive at a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(2)	Represents a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document.
(3)	Experience-related items reflect the difference between actual experience during the reporting period and best estimate assumptions used in the determination of our insurance contract liabilities.

Reported net income increased by $25 million or 3% in the fourth quarter of 2020 compared to the same period in 2019, driven by the change in underlying net income of $70 million, partially offset by unfavourable ACMA impacts in the U.S. and higher fair value adjustments on MFS’s share-based payment awards. Underlying net income increased driven by business growth, favourable morbidity experience related to Canada and the U.S., partially offset by lower investing activity reflecting losses in Canada in the current quarter due to asset repositioning, lower AFS gains reflecting an impairment in Asia, and less favourable credit experience in Asia and the U.S. Across the Company, mortality experience was in line with the prior year, as unfavourable experience in Canada was offset by favourable experience in Corporate. Furthermore, in the U.S., the unfavourable impact of COVID-19 claims in 2020 was comparable to the impacts of large case claims in In-force Management in the fourth quarter of 2019.

In the fourth quarter of 2020, our effective income tax rates on reported net income and underlying net income were 5.8% and 15.2%, respectively, compared to 10.8% and 13.9%, respectively, in the fourth quarter of 2019. Our effective tax rate on reported net income reflects favourable tax-exempt investment income within market-related impacts. Our effective tax rate on underlying net income in the fourth quarter of 2020 was within our expected range of 15% to 20%. In the fourth quarter of 2019, our effective tax rate on underlying net income was below our expected range, primarily due to higher tax-exempt investment income.

82	Sun Life Financial Inc. Annual Report 2020 Management’s Discussion and Analysis

Performance by Business Group - Fourth Quarter

We manage our operations and report our financial results in five business segments. The following section describes the operations and financial performance of Canada, U.S., Asset Management, Asia and Corporate.

The following table sets out the differences between our reported net income (loss) and underlying net income (loss) by business group.

	Q4’20

($ millions, after-tax)	Canada	U.S.	Asset Management	Asia	Corporate	Total

Reported net income (loss)	255	88	267	132	2	744

Less: Market-related impacts(1)	15	2	—	3	—	20

Assumption changes and management actions(1)	(3)	(60)	—	21	—	(42)

Other adjustments(1)	—	(2)	(66)	(8)	(20)	(96)

Underlying net income (loss)(2)	243	148	333	116	22	862

	Q4’19

($ millions, after-tax)	Canada	U.S.	Asset Management	Asia	Corporate	Total

Reported net income (loss)	275	131	228	136	(51)	719

Less: Market-related impacts(1)	6	—	—	5	7	18

Assumption changes and management actions(1)	(1)	(3)	—	(11)	—	(15)

Other adjustments(1)	6	(3)	(53)	(1)	(25)	(76)

Underlying net income (loss)(2)	264	137	281	143	(33)	792

(1)	Represents an adjustment made to arrive at a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(2)	Represents a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document.

Canada

Canada’s reported net income decreased by $20 million in the fourth quarter of 2020 compared to the same period in 2019, reflecting the change in underlying net income of $21 million, Market-related impacts in reported net income were in line with the prior year, reflecting favourable equity market impacts offset by changes in the fair value of investment properties and interest rate impacts. Underlying net income decreased reflecting investing activity losses due to asset repositioning in the current quarter, unfavourable expense and mortality experience, partially offset by improved morbidity experience and business growth. Unfavourable expense experience was largely driven by our continued investments in digital and GB operations.

U.S.

U.S.’s reported net income decreased by US$33 million ($43 million) or 33% (33%) in the fourth quarter of 2020 compared to the same period in 2019, reflecting unfavourable ACMA impacts relating to a new reinsurance agreement in In-force Management. Underlying net income increased by US$8 million ($11 million) or 8% (8%), driven by favourable morbidity experience in medical stop-loss, higher net investment returns on surplus and business growth, partially offset by less favourable credit experience and unfavourable expense experience. Unfavourable mortality experience in the quarter was in line with prior year, driven by current year COVID-19-related claims in employee benefits as compared to losses from large case claims in In-force Management in the fourth quarter of 2019. The impacts of foreign exchange translation decreased reported net income and underlying net income by $1 million and $2 million, respectively. The trailing four-quarter after-tax profit margin for Group Benefits(1) was 8.0% as of the fourth quarter of 2020, compared to 7.3% as of the fourth quarter of 2019.

Asset Management

Asset Management’s reported net income increased by $39 million or 17% in the fourth quarter of 2020 compared to the same period in 2019, driven by the change in underlying net income of $52 million, partially offset by higher fair value adjustments on MFS’s share-based payment awards and higher acquisition and integration costs. Underlying net income increased driven by higher ANA in MFS and higher results due to the BGO and InfraRed acquisitions. The impacts of foreign exchange translation decreased reported net income and decreased underlying net income $3 million and $4 million, respectively.

In U.S. dollars, MFS’s reported net income was US$194 million in the fourth quarter of 2020, an increase of $21 million or 12% compared to the same period in 2019, driven by the change in underlying net income of US$29 million, partially offset by higher fair value adjustments on MFS’s share-based payment awards. Underlying net income of US$230 million increased driven by higher ANA. Pre-tax net operating profit margin ratio for MFS for the fourth quarter of 2020 was 41%, compared to 40% for the fourth quarter of 2019.

SLC Management’s reported net income was $14 million in the fourth quarter of 2020, an increase of $15 million compared to the same period in 2019, driven by the change in underlying net income of $19 million partially offset by higher acquisition and integration costs. Underlying net income of $34 million increased driven by results from the BGO and InfraRed acquisitions.

(1)	Represents a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document.

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2020	83

Asia

Asia’s reported net income decreased by $4 million or 3% in the fourth quarter of 2020 compared to the same period in 2019, reflecting the change in underlying net income of $27 million, offset by favourable ACMA impacts. Underlying net income decreased reflecting an AFS impairment of $20 million related to an investment in a fund managed by our joint venture in India and less favourable credit experience, partially offset by favourable expense experience and higher new business gain in International Hubs. The impacts of foreign exchange translation increased reported net income and underlying net income by $2 million and $3 million, respectively.

Corporate

Corporate’s reported net income increased by $53 million in the fourth quarter of 2020 compared to the same period in 2019 driven by the increase in underlying net income of $55 million. Underlying net income increased driven by higher earnings in the run-off businesses, improved expense experience and lower project spend in Corporate Support, and higher investing activity in the UK. The impacts of foreign exchange translation were in line with the prior year for reported net income and underlying net income.

5. Fourth Quarter 2020 Growth

Revenue was $11.6 billion in the fourth quarter of 2020, an increase of $3.1 billion or 37% compared to the same period in 2019, driven by increases in the fair value of FVTPL assets and net premium revenue. The impacts of foreign exchange translation decreased revenue by $35 million.

Premiums and deposits increased by 18% in the fourth quarter of 2020 compared to the same period in 2019, excluding the unfavourable impacts of foreign exchange translation, driven by increased mutual fund sales, managed fund sales and segregated fund deposits.

6. Previous Quarters

The following table provides a summary of our results for the eight most recently completed quarters. A more complete discussion of our historical quarterly results can be found in our Interim and Annual MD&A for the relevant periods.

	Quarterly results

($ millions, unless otherwise noted)	Q4’20	Q3’20	Q2’20	Q1’20	Q4’19	Q3’19	Q2’19	Q1’19

Total revenue	11,649	10,032	15,186	6,470	8,525	9,616	10,146	11,392

Common shareholders’ net income (loss)

Reported	744	750	519	391	719	681	595	623

Underlying(1)	862	842	739	770	792	809	739	717

Diluted EPS ($)

Reported	1.27	1.28	0.88	0.67	1.22	1.15	1.00	1.04

Underlying(1)	1.47	1.44	1.26	1.31	1.34	1.37	1.24	1.20

Basic reported EPS ($)

Reported	1.27	1.28	0.89	0.67	1.22	1.15	1.00	1.04

Reported net income (loss) by segment

Canada	255	387	117	(42)	275	223	148	237

U.S.	88	(113)	118	164	131	(186)	94	124

Asset Management	267	251	223	239	228	221	229	219

Asia	132	236	126	100	136	170	134	80

Corporate	2	(11)	(65)	(70)	(51)	253	(10)	(37)

Total reported net income (loss)	744	750	519	391	719	681	595	623

Underlying net income (loss) by segment(1)

Canada(1)	243	293	281	256	264	268	243	237

U.S.(1)	148	136	123	161	137	135	110	150

Asset Management(1)	333	294	259	242	281	251	245	227

Asia(1)	116	164	144	155	143	138	147	122

Corporate(1)	22	(45)	(68)	(44)	(33)	17	(6)	(19)

Total underlying net income (loss)(1)	862	842	739	770	792	809	739	717

(1)	Represents a non-IFRS financial measure. See section L - Non-IFRS Financial Measures in this document.

Third Quarter 2020

Reported net income was $750 million in the third quarter of 2020, an increase of $69 million or 10% compared to the same period in 2019, driven by favourable market-related impacts and lower acquisition costs, partially offset by unfavourable ACMA and fair value adjustments on MFS’s share-based payment awards. Favourable market-related impacts were predominantly driven by interest rates and the rise in equity markets, partially offset by changes in the fair value of investment properties. Underlying net income was $842 million in the third quarter of 2020, an increase of $33 million or 4%, compared to the same period in 2019, driven by business growth, favourable results in GB in Canada, favourable morbidity experience in the U.S., higher new business gains and higher investing activity, partially offset by tax matters that were favourable in the third quarter of 2019, unfavourable credit experience, lower net investment returns on surplus, unfavourable mortality experience and lower available-for-sale gains.

84	Sun Life Financial Inc. Annual Report 2020 Management’s Discussion and Analysis

Second Quarter 2020

Reported net income decreased by $76 million or 13% in the second quarter of 2020 compared to the same period in 2019, reflecting unfavourable market-related impacts and impacts from fair value adjustments on MFS’s share-based payments, partially offset by ACMA. Unfavourable market-related impacts reflected interest rate impacts and changes in the fair value of investment properties, partially offset by equity market impacts. Underlying net income was in line with the same period in 2019, with positive impacts from business growth, investing activity, morbidity experience and higher net investment returns on surplus, largely offset by unfavourable tax impacts, credit experience and expense experience.

First Quarter 2020

Reported net income decreased by $232 million or 37% in the first quarter of 2020 compared to the same period in 2019, reflecting unfavourable market-related and ACMA impacts and higher acquisition, integration and restructuring costs, partially offset by favourable fair value adjustments on MFS’s share-based payment awards. Market-related impacts predominantly reflected the decline in equity markets, partially offset by the impact of credit spreads. Underlying net income increased by $53 million or 7%, driven by higher investing activity in Canada and the U.S., business growth, higher AFS gains, higher new business gains and improved credit experience compared to the first quarter of 2019. These were partially offset by lower net investment returns on surplus in Canada and Corporate, unfavourable expense and mortality experience, less favourable morbidity experience and unfavourable other experience.

Fourth Quarter 2019

Reported net income increased by $139 million or 24% in the fourth quarter of 2019 compared to the same period in 2018, driven by favourable market-related impacts, primarily from equity markets, partially offset by higher fair value adjustments on MFS’s share-based payment awards, unfavourable ACMA impacts and higher acquisition, integration and restructuring costs. Underlying net income increased by $74 million or 10%, driven by business growth, tax benefits in Corporate and favourable credit experience, partially offset by unfavourable morbidity experience in Canada and unfavourable expense experience, predominantly resulting from higher incentive compensation costs reported in Corporate.

Third Quarter 2019

Reported net income increased by $114 million or 20% in the third quarter of 2019 compared to the same period in 2018, driven by improved impacts from ACMA, partially offset by unfavourable market-related impacts, predominantly from interest rates, and higher acquisition costs related to the BGO acquisition. Underlying net income increased by $79 million or 11% in the third quarter of 2019, compared to the same period in 2018, which includes the favourable impact of tax matters from prior years of $78 million - $58 million in Corporate and $20 million in Canada. Underlying net income also reflected business growth, favourable credit experience, a gain from a mortgage investment prepayment in the U.S. and higher available-for-sale gains, offset by unfavourable morbidity experience in Canada and the U.S., and lower investing activity gains.

Second Quarter 2019

Reported net income of $595 million in the second quarter of 2019 decreased $111 million compared to the second quarter of 2018, primarily reflecting unfavourable market-related and ACMA impacts. Underlying net income in the second quarter of 2019 increased $10 million to $739 million compared to the same period in 2018, primarily driven by business growth, favourable expense experience and benefits from tax-related items primarily in the U.S., partially offset by unfavourable morbidity experience in Canada and the U.S., lower new business gains in International in Asia and lower AFS gains in the U.S.

First Quarter 2019

Reported net income of $623 million in the first quarter of 2019 decreased $46 million from the first quarter of 2018, while underlying net income decreased $53 million to $717 million. This variance was primarily due to interest on par seed capital of $110 million in the first quarter of 2018 and unfavourable credit experience, partially offset by favourable mortality, policyholder behaviour, investing activity gains, morbidity experience and other experience.

L. Non-IFRS Financial Measures

i. Underlying Net Income and Underlying EPS

Underlying net income (loss) and financial measures based on underlying net income (loss), including underlying EPS or underlying loss per share, and underlying ROE, are non-IFRS financial measures. Underlying net income (loss) removes from reported net income (loss) the impacts of the following items that create volatility in our results under IFRS and when removed assist in explaining our results from period to period:

(a)

market-related impacts that differ from our best estimate assumptions, which include: (i) impacts of returns in equity markets, net of hedging, for which our best estimate assumptions are approximately 2% per quarter. This also includes the impacts of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees; (ii) the impacts of changes in interest rates in the reporting period and on the value of derivative instruments used in our hedging programs including changes in credit and swap spreads, and any changes to the assumed fixed income reinvestment rates in determining the actuarial liabilities; and (iii) the impacts of changes in the fair value of investment properties in the reporting period;

(b)

assumption changes and management actions, which include: (i) the impacts of revisions to the methods and assumptions used in determining our liabilities for insurance contracts and investment contracts, and (ii) the impacts on insurance contracts and investment contracts of actions taken by management in the current reporting period, referred to as management actions which include, for example, changes in the prices of in-force products, new or revised reinsurance on in-force business, and material changes to investment policies for assets supporting our liabilities; and

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2020	85

(c)	other adjustments:
(i)

certain hedges in Canada that do not qualify for hedge accounting - this adjustment enhances the comparability of our net income from period to period, as it reduces volatility to the extent it will be offset over the duration of the hedges;

(ii)

fair value adjustments on MFS’s share-based payment awards that are settled with MFS’s own shares and accounted for as liabilities and measured at fair value each reporting period until they are vested, exercised and repurchased - this adjustment enhances the comparability of MFS’s results with publicly traded asset managers in the United States;

(iii)	acquisition, integration and restructuring costs (including impacts related to acquiring and integrating acquisitions); and
(iv)	other items that are unusual or exceptional in nature.

All factors discussed in this document that impact our underlying net income are also applicable to reported net income.

All EPS measures in this document refer to fully diluted EPS, unless otherwise stated. As noted below, underlying EPS excludes the dilutive impacts of convertible instruments.

The following table sets out the amounts that were excluded from our underlying net income (loss) and underlying EPS, and provides a reconciliation to our reported net income (loss) and EPS based on IFRS. A reconciliation of our underlying net income to our reported net income for the fourth quarters of 2020 and 2019 is provided in this MD&A in section K - Additional Financial Disclosure - 4 - Fourth Quarter 2020 Profitability.

Reconciliations of Select Net Income Measures

($ millions, unless otherwise noted)	2020	2019

Reported net income	2,404	2,618

Market-related impacts

Equity market impacts

Impacts from equity market changes	(34)	120

Basis risk impacts	(109)	7

Equity market impacts	(143)	127

Interest rate impacts(1)

Impacts of interest rate changes	(187)	(307)

Impacts of credit spread movements	(35)	(45)

Impacts of swap spread movements	8	4

Interest rate impacts	(214)	(348)

Impacts of changes in the fair value of investment properties	(104)	(16)

Less: Market-related impacts	(461)	(237)

Less: Assumption changes and management actions	(143)	(46)

Other adjustments

Certain hedges in Canada that do not qualify for hedge accounting	4	(5)

Fair value adjustments on MFS’s share-based payment awards	(92)	(64)

Acquisition, integration and restructuring(2)	(117)	(87)

Less: Total of other adjustments	(205)	(156)

Underlying net income	3,213	3,057

Reported EPS (diluted) ($)	4.10	4.40

Less: Market-related impacts ($)	(0.80)	(0.39)

Assumption changes and management actions ($)	(0.24)	(0.08)

Certain hedges in Canada that do not qualify for hedge accounting ($)	0.01	(0.01)

Fair value adjustments on MFS’s share-based payment awards ($)	(0.16)	(0.11)

Acquisition, integration and restructuring ($)	(0.20)	(0.15)

Impact of convertible securities on diluted EPS ($)	—	(0.02)

Underlying EPS (diluted) ($)	5.49	5.16

(1)

Our exposure to interest rates varies by product type, line of business, and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations.

(2)

Amounts relate to acquisition costs for the BGO acquisition and the InfraRed acquisition, which include the unwinding of the discount for the Other financial liabilities of $47 million and $16 million in 2020 and in 2019, respectively. As a result of various projects to simplify our organizational structure and drive efficiencies, we recorded a restructuring charge of $48 million and $25 million in 2020 and in 2019, respectively.

86	Sun Life Financial Inc. Annual Report 2020 Management’s Discussion and Analysis

The following table shows the pre-tax amount of underlying net income adjustments:

($ millions, unless otherwise noted)	2020	2019

Reported net income (after tax)	2,404	2,618

Underlying net income adjustments (pre-tax):

Less: Market-related impacts	(716)	(383)

Assumption changes and management actions	(214)	(127)

Other adjustments	(290)	(237)

Total underlying net income adjustments (pre-tax)	(1,220)	(747)

Tax-related to underlying net income adjustments	411	308

Underlying net income (after tax)	3,213	3,057

Tax related to underlying net income adjustments may vary from the expected effective tax rate range reflecting the mix of business based on the Company’s international operations. The aggregate tax effect depends on whether the underlying adjustment increases and reductions to pre-tax income occurred in high or low tax jurisdictions.

ii. Additional Non-IFRS Measures

Management also uses the following non-IFRS financial measures:

Return on equity. IFRS does not prescribe the calculation of ROE and therefore a comparable measure under IFRS is not available. To determine reported ROE and underlying ROE, respectively, reported net income (loss) and underlying net income (loss) is divided by the total weighted average common shareholders’ equity for the period. The quarterly ROE is annualized.

Financial leverage ratio. This total debt to total capital ratio is ratio of debt plus preferred shares to total capital, where debt consists of all capital qualifying debt securities. Capital qualifying debt securities consist of subordinated debt and innovative capital instruments.

Dividend payout ratio. This is the ratio of dividends paid per share to diluted underlying EPS for the period.

Sales. In Canada, insurance sales consist of sales of individual insurance and group benefits products; wealth sales consist of sales of individual wealth products and sales in GRS. In the U.S., insurance sales consist of sales by Group Benefits. In Asia, insurance sales consist of the individual and group insurance sales by our subsidiaries and joint ventures and associates, based on our proportionate equity interest, in the Philippines, Indonesia, India, China, Malaysia, Vietnam, International and Hong Kong; wealth sales consist of Hong Kong wealth sales, Philippines mutual fund sales, wealth sales by our India and China insurance joint ventures and associates, and Aditya Birla Sun Life AMC Limited’s equity and fixed income mutual fund sales based on our proportionate equity interest, including sales as reported by our bank distribution partners. Asset Management sales consist of gross sales (inflows) for retail and institutional Clients; unfunded commitments are not included in sales. When sales are disclosed excluding the impacts of foreign exchange translation, this provides greater comparability across reporting periods. There is no directly comparable IFRS measure.

Value of New Business. VNB represents the present value of our best estimate of future distributable earnings, net of the cost of capital, from new business contracts written in a particular time period, except new business in our Asset Management pillar. The assumptions used in the calculations are generally consistent with those used in the valuation of our insurance contract liabilities except that discount rates used approximate theoretical return expectations of an equity investor. Capital required is based on the higher of Sun Life Assurance’s LICAT operating target and local (country specific) operating target capital. VNB is a useful metric to evaluate the present value created from new business contracts. There is no directly comparable IFRS measure.

Pre-tax net operating profit margin ratio for MFS. This ratio is a measure of the profitability of MFS, which excludes the impacts of fair value adjustments on MFS’s share-based payment awards, investment income, and certain commission expenses that are offsetting. These commission expenses are excluded in order to neutralize the impacts these items have on the pre-tax net operating profit margin ratio and have no impact on the profitability of MFS. There is no directly comparable IFRS measure.

After-tax profit margin for U.S. Group Benefits. This ratio assists in explaining our results from period to period and is a measure of profitability that expresses U.S. employee benefits and medical stop-loss underlying net income as a percentage of net premiums. This ratio is calculated by dividing underlying net income (loss) by net premiums for the trailing four quarters. There is no directly comparable IFRS measure.

Impacts of foreign exchange translation. Items impacting our Consolidated Statements of Operations, such as Revenue, Benefits and expenses, and Total net income (loss), are translated into Canadian dollars using average exchange rates for the respective period. For items impacting our Consolidated Statements of Financial Position, such as Assets and Liabilities, period end rates are used for currency translation purposes.

Assumption changes and management actions. In this document, the impacts of ACMA on shareholders’ net income (after-tax) is included in reported net income and is excluded in calculating underlying net income, as described in Section D - Profitability in this document.

Note 10.A of our 2020 Annual Consolidated Financial Statements shows the pre-tax impacts of method and assumption changes on shareholders’ and participating policyholders’ insurance contract liabilities net of reinsurance assets, excluding changes in other policy liabilities and assets.

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2020	87

The view in this document of ACMA is the impacts on shareholders’ reported net income (after tax). The Annual Consolidated Financial Statement view is a component of the change in total company liabilities. The following table provides a reconciliation of the differences between the two measures:

($ millions)	2020	2019

Impacts of method and assumption changes on insurance contract liabilities (pre-tax)(1)	(116)	(13)

Less: Participating policyholders(2)	54	1

Impacts of method and assumption changes excluding participating policyholders (pre-tax)	(170)	(14)

Less: Tax	(64)	(59)

Impacts of method and assumption changes excluding participating policyholders (after-tax)	(106)	45

Add: Management actions (after-tax)(3)(4)	(65)	19

Other (after-tax)(5)	28	(110)

Assumption changes and management actions (after-tax)(4)(6)(7)	(143)	(46)

(1)

Note 10.A of our 2020 Annual Consolidated Financial Statements shows the pre-tax impacts of method and assumption changes on shareholders’ and participating policyholders’ insurance contract liabilities net of reinsurance assets, excluding changes in other policy liabilities and assets, whereas the amounts shown in the table above are the shareholders’ income impacts related to the amount shown in Note 10.A of our 2020 Annual Consolidated Financial Statements.

(2)	Adjustment to remove the pre-tax impacts of method and assumption changes on amounts attributed to participating policyholders.
(3)

Adjustment to include the after-tax impacts of management actions on insurance contract liabilities and investment contract liabilities which include, for example, changes in the prices of in-force products, new or revised reinsurance on in-force business, and material changes to investment policies for assets supporting our liabilities.

(4)

In the third quarter of 2020, ACMA includes an after-tax loss of $10 million relating to the impact from the repayment of a senior financing obligation related to U.S. statutory regulatory capital requirements for In-force Management. The transaction mainly comprises of the benefit of an unwind fee of $15 million, more than offset by the net impact from the liquidation of the investment portfolio of $47 million. The latter includes a loss on the termination of derivatives and realized AFS gains on the disposal of debt securities of $270 million and $223 million ($342 million and $282 million, on a pre-tax basis), respectively. See section K - Additional Financial Disclosure in this document.

(5)	Adjustments to include the after-tax impacts of method and assumption changes on investment contracts and other policy liabilities.
(6)	Includes the tax impacts of ACMA on insurance contract liabilities and investment contract liabilities, reflecting the tax rates in the jurisdictions in which we do business.
(7)	ACMA is included in reported net income and is excluded in calculating underlying net income, as described in section D - Profitability - 2020 vs. 2019 in this document.

Real estate market sensitivities. Real estate market sensitivities are non-IFRS financial measures for which there are no directly comparable measures under IFRS so it is not possible to provide a reconciliation of these amounts to the most directly comparable IFRS measures.

Other. Management also uses the following non-IFRS financial measures for which there are no comparable financial measures in IFRS: (i) ASO premium and deposit equivalents, mutual fund sales, managed fund sales, insurance sales, and total premiums and deposits; (ii) AUM, mutual fund assets, managed fund assets, other AUM, and assets under administration; (iii) VNB, which is used to measure the estimated lifetime profitability of new sales and is based on actuarial calculations; and (iv) ACMA, which is a component of our sources of earnings disclosure. Sources of earnings is an alternative presentation of our Consolidated Statements of Operations that identifies and quantifies various sources of income. The Company is required to disclose its sources of earnings by its principal regulator, OSFI.

 M. Accounting and Control Matters

1. Critical Accounting Policies and Estimates

Our significant accounting and actuarial policies are described in Note 1, 2, 3, 5, 6, 7 and 10 of our 2020 Annual Consolidated Financial Statements. Management must make judgments involving assumptions and estimates, some of which may relate to matters that are inherently uncertain, under these policies. The estimates described below are considered particularly significant to understanding our financial performance. As part of our financial control and reporting, judgments involving assumptions and estimates are reviewed by the independent auditor and by other independent advisors on a periodic basis. Accounting policies requiring estimates are applied consistently in the determination of our financial results.

Benefits to Policyholders

General

The liabilities for insurance contracts represent the estimated amounts which, together with estimated future premiums and net investment income, will provide for outstanding claims, estimated future benefits, policyholders’ dividends, taxes (other than income taxes), and expenses on in-force insurance contracts.

In determining our liabilities for insurance contracts, assumptions must be made about mortality and morbidity rates, lapse and other policyholder behaviour, interest rates, equity market performance, asset default, inflation, expenses, and other factors over the life of our products. Most of these assumptions relate to events that are anticipated to occur many years in the future. Assumptions require significant judgment and regular review and, where appropriate, revision.

We use best estimate assumptions for expected future experience and apply margins for adverse deviations to provide for uncertainty in the choice of the best estimate assumptions. The amount of insurance contract liabilities related to the application of margins for adverse deviations to best estimate assumptions is called a provision for adverse deviations.

88	Sun Life Financial Inc. Annual Report 2020 Management’s Discussion and Analysis

Best Estimate Assumptions

Best estimate assumptions are intended to be current, neutral estimates of the expected outcome as guided by Canadian actuarial standards of practice. The choice of best estimate assumptions takes into account current circumstances, past experience data (Company and/or industry), the relationship of past to expected future experience, anti-selection, the relationship among assumptions, and other relevant factors. For assumptions on economic matters, the assets supporting the liabilities and the expected policy for asset-liability management are relevant factors.

Margins for Adverse Deviations

The appropriate level of margin for adverse deviations on an assumption is guided by Canadian actuarial standards of practice. For most assumptions, the standard range of margins for adverse deviations is 5% to 20% of the best estimate assumption, and the actuary chooses from within that range based on a number of considerations related to the uncertainty in the determination of the best estimate assumption. The level of uncertainty, and hence the margin chosen, will vary by assumption and by line of business and other factors. Considerations that would tend to indicate a choice of margin at the high end of the range include:

•	The statistical credibility of the Company’s experience is too low to be the primary source of data for choosing the best estimate assumption
•	Future experience is difficult to estimate
•	The cohort of risks lacks homogeneity
•	Operational risks adversely impact the ability to estimate the best estimate assumption
•	Past experience may not be representative of future experience and the experience may deteriorate

Provisions for adverse deviations in future interest rates are included by testing a number of scenarios of future interest rates, some of which are prescribed by Canadian actuarial standards of practice, and determining the liability based on the range of possible outcomes. A scenario of future interest rates includes, for each forecast period between the statement of financial position date and the last liability cash flow, interest rates for risk-free assets, premiums for asset default, rates of inflation, and an investment strategy consistent with the Company’s investment policy. The starting point for all future interest rate scenarios is consistent with the current market environment. If few scenarios are tested, the liability would be at least as great as the largest of the outcomes. If many scenarios are tested, the liability would be within a range defined by the average of the outcomes that are above the 60th percentile of the range of outcomes and the corresponding average for the 80th percentile.

Provisions for adverse deviations in future equity returns are included by scenario testing or by applying margins for adverse deviations. In blocks of business where the valuation of liabilities uses scenario testing of future equity returns, the liability would be within a range defined by the average of the outcomes that are above the 60th percentile of the range of outcomes and the corresponding average for the 80th percentile. In blocks of business where the valuation of liabilities does not use scenario testing of future equity returns, the margin for adverse deviations on common share dividends is between 5% and 20%, and the margin for adverse deviations on capital gains would be 20% plus an assumption that those assets reduce in value by 20% to 50% at the time when the reduction is most adverse. A 30% reduction is appropriate for a diversified portfolio of North American common shares and, for other portfolios, the appropriate reduction depends on the volatility of the portfolio relative to a diversified portfolio of North American common shares.

In choosing margins, we ensure that, when taken one at a time, each margin is reasonable with respect to the underlying best estimate assumption and the extent of uncertainty present in making that assumption, and also that, in aggregate, the cumulative impact of the margins for adverse deviations is reasonable with respect to the total amount of our insurance contract liabilities. Our margins are generally stable over time and are generally only revised to reflect changes in the level of uncertainty in the best estimate assumptions. Our margins tend to be at the high end of the range for expenses and in the mid-range or higher for other assumptions. When considering the aggregate impact of margins, the actuary assesses the consistency of margins for each assumption across each block of business to ensure there is no double counting or omission and to avoid choosing margins that might be mutually exclusive. In particular, the actuary chooses similar margins for blocks of business with similar characteristics, and also chooses margins that are consistent with other assumptions, including assumptions about economic factors. The actuary is guided by Canadian actuarial standards of practice in making these professional judgments about the reasonableness of margins for adverse deviations.

The best estimate assumptions and margins for adverse deviations are reviewed at least annually and revisions are made when appropriate. The choice of assumptions underlying the valuation of insurance contract liabilities is subject to external actuarial peer review.

Critical Accounting Estimates

Significant factors affecting the determination of policyholders’ benefits, the methodology by which they are determined, their significance to the Company’s financial condition and results of operations are described below.

Non-fixed Income Market Movements

We are exposed to equity markets through our segregated fund products (including variable annuities) that provide guarantees linked to underlying fund performance and through insurance products where the insurance contract liabilities are supported by non-fixed income assets.

For segregated fund products (including variable annuities), we have implemented hedging programs involving the use of derivative instruments to mitigate a large portion of the equity market risk associated with the guarantees. The cost of these hedging programs is reflected in the liabilities. The equity market risk associated with anticipated future fee income is not hedged.

The majority of non-fixed income assets that are designated as FVTPL support our participating and universal life products where investment returns are passed through to policyholders through routine changes in the amount of dividends declared or in the rate of interest credited. In these cases, changes in non-fixed income asset values are largely offset by changes in insurance contract liabilities.

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Interest Rates

We generally maintain distinct asset portfolios for each major line of business. In the valuation of insurance contract liabilities, the future cash flows from insurance contracts and the assets that support them are projected under a number of interest rate scenarios, some of which are prescribed by Canadian actuarial standards of practice. Reinvestments and disinvestments take place according to the specifications of each scenario, and the liability is set based on the range of possible outcomes.

For certain products, including participating insurance and certain forms of universal life policies and annuities, policyholders share investment performance through routine changes in the amount of dividends declared or in the rate of interest credited. These products generally have minimum interest rate guarantees.

Hedging programs are in place to help mitigate the impact of interest rate movements.

Mortality

Mortality refers to the rates at which death occurs for defined groups of people. Life insurance mortality assumptions are generally based on the past five to ten years of experience. Our experience is combined with industry experience where our own experience is insufficient to be statistically valid. Assumed mortality rates for life insurance and annuity contracts include assumptions about future mortality improvement based on recent trends in population mortality and our outlook for future trends.

Morbidity

Morbidity refers to both the rates of accident or sickness and the rates of recovery therefrom. Most of our disability insurance is marketed on a group basis. We offer critical illness policies on an individual basis in Canada and Asia, long-term care on an individual basis in Canada, and medical stop-loss insurance is offered on a group basis in the U.S. In Canada, group morbidity assumptions are based on our five-year average experience, modified to reflect any emerging trend in recovery rates. For long-term care and critical illness insurance, assumptions are developed in collaboration with our reinsurers and are largely based on their experience. In the U.S., our experience is used for both medical stop-loss and disability assumptions, with some consideration of industry experience.

Policy Termination Rates

Policyholders may allow their policies to lapse prior to the end of the contractual coverage period by choosing not to continue to pay premiums or by surrendering their policy for the cash surrender value. Assumptions for lapse experience on life insurance are generally based on our five-year average experience. Lapse rates vary by plan, age at issue, method of premium payment, and policy duration.

Premium Payment Patterns

For universal life contracts, it is necessary to set assumptions about premium payment patterns. Studies prepared by industry or the actuarial profession are used for products where our experience is insufficient to be statistically valid. Premium payment patterns usually vary by plan, age at issue, method of premium payment, and policy duration.

Expense

Future policy-related expenses include the costs of premium collection, claims adjudication and processing, actuarial calculations, preparation and mailing of policy statements, and related indirect expenses and overhead. Expense assumptions are mainly based on our recent experience using an internal expense allocation methodology. Inflationary increases assumed in future expenses are consistent with the future interest rates used in scenario testing.

Asset Default

As required by Canadian actuarial standards of practice, insurance contract liabilities include a provision for possible future default of the assets supporting those liabilities. The amount of the provision for asset default included in the insurance contract liabilities is based on possible reductions in future investment yield that vary by factors such as type of asset, asset credit quality (rating), duration, and country of origin. The asset default assumptions are comprised of a best estimate plus a margin for adverse deviations, and are intended to provide for loss of both principal and income. Best estimate asset default assumptions by asset category and geography are derived from long-term studies of industry experience and the Company’s experience. Margins for adverse deviation are chosen from the standard range (of 25% to 100%) as recommended by Canadian actuarial standards of practice based on the amount of uncertainty in the choice of best estimate assumption. The credit quality of an asset is based on external ratings if available (public bonds) and internal ratings if not (mortgages and loans). Any assets without ratings are treated as if they are rated below investment grade.

In contrast to asset impairment provisions and changes in FVTPL assets arising from impairments, both of which arise from known credit events, the asset default provision in the insurance contract liabilities covers losses related to possible future (unknown) credit events. Canadian actuarial standards of practice require the asset default provision to be determined taking into account known impairments that are recognized elsewhere on the statement of financial position. The asset default provision included in the insurance contract liabilities is reassessed each reporting period in light of impairments, changes in asset quality ratings, and other events that occurred during the period.

Sensitivities to Best Estimate Assumptions

The sensitivities presented below are forward-looking statements. They include measures of our estimated shareholders’ net income sensitivity to changes in the best estimate assumptions in our insurance contract liabilities based on a starting point and business mix as at December 31, 2020 and as at December 31, 2019, reflecting the update of actuarial method and assumption changes described in this MD&A under the heading Assumption Changes and Management Actions and, where appropriate, taking into account hedging programs in place as at December 31, 2020 and December 31, 2019 described in this MD&A under the heading Market Risk. These sensitivities represent the Company’s estimate of changes in best estimate assumptions that are reasonably likely based on the Company’s and/or the industry’s historical experience and industry standards and best practices as at December 31, 2020 and December 31, 2019.

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Changes to the starting point for interest rates, equity market prices and business mix will result in different estimated sensitivities. Additional information regarding equity and interest rate sensitivities, including key assumptions, can be found under the heading J - Risk Management - 9 - Risk Categories - Market Risk Sensitivities in this document.

The following table sets out the estimated immediate impact on, or sensitivity of, our common shareholders’ net income attributable to certain changes in best estimate assumptions as at December 31, 2020 and December 31, 2019:

Critical Accounting Estimate	Sensitivity	2020	2019
($ millions, after-tax)

Mortality	2% increase in the best estimate assumption for insurance products	(25)	(35)

	2% decrease in the best estimate assumption for annuity products	(150)	(135)

Morbidity	5% adverse change in the best estimate assumption	(250)	(205)

Policy Termination Rates	10% decrease in the termination rate - where fewer terminations would be financially adverse	(295)	(265)

	10% increase in the termination rate - where more terminations would be financially adverse	(200)	(195)

Operating Expenses and Inflation	5% increase in unit maintenance expenses	(175)	(170)

Real Estate	1% reduction in assumed future real estate returns	(495)	(455)

Equities	1% reduction in assumed future equity returns	(235)	(195)

Fair Value of Assets and Liabilities

Debt securities, equity securities and certain other invested assets are designated as FVTPL or AFS and are recorded at fair value in our Consolidated Statements of Financial Position. Changes in fair value of assets designated as FVTPL, and realized gains and losses on sale of FVTPL assets are recorded in income. Changes in fair value of AFS assets are recorded in OCI. For foreign currency translation, exchange differences calculated on the amortized cost of AFS debt securities are recognized in income and other changes in carrying amount are recognized in OCI. The exchange differences from the translation of AFS equity securities and other invested assets are recognized in OCI. Net impairment losses and realized gains and losses on sale of AFS assets are reclassified from OCI to income.

The fair value of government and corporate debt securities is determined using quoted prices in active markets for identical or similar securities. When quoted prices in active markets are not available, fair value is determined using market standard valuation methodologies, which include discounted cash flow analysis, consensus pricing from various broker dealers that are typically the market makers, or other similar techniques. The assumptions and valuation inputs in applying these market standard valuation methodologies are determined primarily using observable market inputs, which include, but are not limited to, benchmark yields, reported trades of identical or similar instruments, broker-dealer quotes, issuer spreads, bid prices, and reference data including market research publications. In limited circumstances, non-binding broker quotes are used.

The fair value of asset-backed securities is determined using quoted prices in active markets for identical or similar securities, when available, or valuation methodologies and valuation inputs similar to those used for government and corporate debt securities. Additional valuation inputs include structural characteristics of the securities, and the underlying collateral performance, such as prepayment speeds and delinquencies. Expected prepayment speeds are based primarily on those previously experienced in the market at projected future interest rate levels. In instances where there is a lack of sufficient observable market data to value the securities, non-binding broker quotes are used.

The fair value of equity securities is determined using quoted prices in active markets for identical securities or similar securities. When quoted prices in active markets are not available, fair value is determined using equity valuation models, which include discounted cash flow analysis and other techniques that involve benchmark comparison. Valuation inputs primarily include projected future operating cash flows and earnings, dividends, market discount rates, and earnings multiples of comparable companies.

Mortgages and loans are generally carried at amortized cost. The fair value of mortgages and loans, for disclosure purposes, is determined by discounting the expected future cash flows using a current market interest rate applicable to financial instruments with a similar yield, credit quality and maturity characteristics. Valuation inputs typically include benchmark yields and risk-adjusted spreads from current lending activities or loan issuances. The risk-adjusted spreads are determined based on the borrower’s credit and liquidity, as well as term and other loan-specific features. Long-term mortgages and loans are generally categorized in Level 3 of the fair value hierarchy. The significant unobservable input is a portion of these risk adjusted spreads at or beyond the 20 year point for mortgages and at or beyond the 10 year point for loans.

Derivative financial instruments are recorded at fair value with changes in fair value recorded in income unless the derivative is part of a qualifying hedging relationship for accounting purposes. The fair value of derivative financial instruments depends upon derivative types. The fair value of exchange-traded futures and options is determined using quoted prices in active markets, while the fair value of OTC derivatives is determined using pricing models, such as discounted cash flow analysis or other market standard valuation techniques, with primarily observable market inputs. Valuation inputs used to price OTC derivatives may include swap interest rate curves, foreign exchange spot and forward rates, index prices, the value of underlying securities, projected dividends, volatility surfaces, and in limited circumstances, counterparty quotes.

The fair value of OTC derivative financial instruments also includes credit valuation adjustments to reflect the credit risk of both the derivative counterparty and ourselves as well as the impact of contractual factors designed to reduce our credit exposure, such as collateral and legal rights of offset under master netting agreements. Inputs into determining the appropriate credit valuation adjustments are typically obtained from publicly available information and include credit default swap spreads when available, credit spreads derived from specific bond yields, or published cumulative default experience data adjusted for current trends when credit default swap spreads are not available.

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The fair value of other invested assets is determined using quoted prices in active markets for identical securities or similar securities. When quoted prices in active markets are not available, fair value is determined using equity valuation models, which include discounted cash flow analysis and other techniques that involve benchmark comparison. Valuation inputs primarily include projected future operating cash flows and earnings, dividends, market discount rates, and earnings multiples of comparable companies.

Investment properties are recorded at fair value with changes in fair value recorded in income. The fair value of investment properties is generally determined using property valuation models that are based on expected capitalization rates and models that discount expected future net cash flows at current market interest rates reflective of the characteristics, location, and market of each property. Expected future net cash flows include contractual and projected cash flows and forecasted operating expenses, and take into account interest, rental and occupancy rates derived from market surveys. The estimates of future cash inflows, in addition to expected rental income from current leases, include projected income from future leases based on significant assumptions that are consistent with current market conditions. The future rental rates are estimated based on the location, type and quality of the properties, and take into account market data and projections at the valuation date. The fair values are typically compared to market-based information for reasonability, including recent transactions involving comparable assets. The methodologies and inputs used in these models are in accordance with real estate industry valuation standards. Valuations are prepared externally or internally by professionally accredited real estate appraisers.

The fair value of short-term securities is approximated by their carrying amount adjusted for credit risk where appropriate.

Due to their nature, the fair value of policy loans and cash are assumed to be equal to their carrying values, which is the amount these assets are recorded at in our Consolidated Statements of Financial Position.

Investments for accounts of segregated fund holders are recorded at fair value with changes in fair value recorded in net realized and unrealized gains (losses) within the segregated fund and are not recorded in our Consolidated Statements of Operations. The fair value of investments for accounts of segregated fund holders is determined using quoted prices in active markets or independent valuation information provided by investment managers. The fair value of direct investments within investments for accounts of segregated fund holders, such as short-term securities and government and corporate debt securities, is determined according to valuation methodologies and inputs described above in the respective asset type sections. The fair value of the secured borrowings from mortgage securitization is based on the methodologies and assumptions as described above for asset-backed securities.

The methodologies and assumptions for determining the fair values of investment contract liabilities are included in Note 10.B of our 2020 Annual Consolidated Financial Statements.

We categorize our assets and liabilities carried at fair value, based on the priority of the inputs to the valuation techniques used to measure fair value, into a three-level fair value hierarchy as follows:

Level 1: Fair value is based on the unadjusted quoted prices for identical assets or liabilities in an active market. The types of assets and liabilities classified as Level 1 generally include cash and cash equivalents, certain U.S. government and agency securities, exchange-traded equity securities, and certain segregated and mutual fund units held for account of segregated fund holders.

Level 2: Fair value is based on quoted prices for similar assets or liabilities traded in active markets, or prices from valuation techniques that use significant observable inputs, or inputs that are derived principally from or corroborated with observable market data through correlation or other means. The types of assets and liabilities classified as Level 2 generally include Canadian federal, provincial and municipal government, other foreign government and corporate debt securities, certain asset-backed securities, OTC derivatives, and certain segregated and mutual fund units held for account of segregated fund holders.

Level 3: Fair value is based on valuation techniques that require one or more significant inputs that are not based on observable market inputs. These unobservable inputs reflect our expectations about the assumptions market participants would use in pricing the asset or liability. The types of assets and liabilities classified as Level 3 generally include certain corporate bonds, certain other invested assets, and investment properties.

As pricing inputs become more or less observable, assets are transferred between levels in the hierarchy. Total gains and losses in income and OCI are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For a financial instrument that transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the Level 3 reconciliation schedule in Note 5 of our 2020 Annual Consolidated Financial Statements. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the Level 3 reconciliation schedule in Note 5 of our 2020 Annual Consolidated Financial Statements. Transfers into Level 3 occur when the inputs used to price the financial instrument lack observable market data and as a result, no longer meet the Level 1 or 2 criteria at the reporting date. Transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria at the reporting date.

Transfers into and out of Level 3 for financial assets were $5 million and $89 million for the year ended December 31, 2020, respectively, compared to $15 million and $304 million, respectively, for the year ended December 31, 2019. The total amount of the net realized/unrealized gains (losses) related to financial instruments transferred out of Level 3 during the period, which were excluded from the Level 3 reconciliation, was a loss of $5 million as at December 31, 2020 compared to a gain of $1 million as at December 31, 2019.

Additional information on the fair value measurement of investments can be found in Note 5 of our 2020 Annual Consolidated Financial Statements.

Impairment

Management assesses debt and equity securities, mortgages and loans and other invested assets for objective evidence of impairment at each reporting date. Financial assets are impaired and impairment losses are incurred if there is objective evidence of impairment as a result of one or more loss events that have an impact on the estimated future cash flows that can be reliably estimated. Objective evidence of impairment generally includes significant financial difficulty of the issuer, including actual or anticipated bankruptcy or defaults and delinquency in payments of interest or

92	Sun Life Financial Inc. Annual Report 2020 Management’s Discussion and Analysis

principal or disappearance of an active market for the financial assets. All equity instruments in an unrealized loss position are reviewed to determine if objective evidence of impairment exists. Objective evidence of impairment for an investment in an equity instrument or other invested asset also includes, but is not limited to, the financial condition and near-term prospects of the issuer, including information about significant changes with adverse effects that have taken place in the technological, market, economic or legal environment in which the issuer operates, and a significant or prolonged decline in the fair value of an equity instrument or other invested asset below its cost.

Additional information on the impairment of financial assets can be found in Note 1 and 6 of our 2020 Annual Consolidated Financial Statements.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the net identifiable tangible and intangible assets of the acquired businesses. Goodwill is carried at original cost less any impairment subsequently incurred. Goodwill is assessed for impairment annually or more frequently if events or circumstances occur that may result in the recoverable amount of a cash generating unit (“CGU”) falling below its carrying value. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflows from other groups of assets. The goodwill balances are allocated to either individual or groups of CGUs that are expected to benefit from the synergies of the business combination. Goodwill impairment is quantified by comparing a CGU’s or a group of CGU’s carrying value to its recoverable amount, which is the higher of fair value less cost to sell and value in use. Impairment losses are recognized immediately and cannot be reversed in future periods.

No impairment charges were recognized in 2020. We had a carrying value of $6.1 billion in goodwill as at December 31, 2020. Additional information on goodwill can be found in Note 9 of our 2020 Annual Consolidated Financial Statements.

Intangible Assets

Intangible assets consist of finite life and indefinite life intangible assets. Finite life intangible assets are amortized on a straight-line basis or using a units-of-production method, over the useful economic lives which are varying periods of up to 40 years. Amortization is charged through operating expenses. The useful lives of finite life intangible assets are reviewed annually, and the amortization is adjusted as necessary. Indefinite life intangibles are not amortized, and are assessed for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. Impairment is assessed by comparing the carrying values of the indefinite life intangible assets to their recoverable amounts. The recoverable amount is the higher of an asset’s fair value less costs to sell and its value in use. If the carrying values of the indefinite life intangibles exceed their recoverable amounts, these assets are considered impaired, and a charge for impairment is recognized in our Consolidated Statements of Operations. The recoverable amount of intangible assets is determined using various valuation models, which require management to make certain judgments and assumptions that could affect the estimates of the recoverable amount. Impairment charges on intangible assets of $11 million were recognized in 2020 and there were impairment charges of $15 million in 2019.

As at December 31, 2020 our finite life intangible assets had a carrying value of $1.6 billion, which reflected the value of the field force, asset administration contracts, and Client relationships acquired as part of the Clarica, CMG Asia, Genworth EBG, Ryan Labs, Prime Advisors, Bentall Kennedy, and the U.S. employee benefits business acquisitions, as well as software costs. Our indefinite life intangible assets had a carrying value of $0.9 billion as at December 31, 2020. The value of the indefinite life intangible assets reflected fund management contracts of MFS, BGO and InfraRed.

Income Taxes

Income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. Deferred income tax is provided using the liability method. Our provision for income taxes is calculated based on the tax rates and tax laws that have been enacted or substantially enacted by the end of the reporting period.

As a multinational organization, we are subject to taxation in numerous jurisdictions. We seek to operate in a tax efficient manner while ensuring that we are in compliance with all laws and regulations. The determination of the required provision for current and deferred income taxes requires that we interpret tax legislation in the jurisdictions in which we operate and that we make assumptions about the expected timing of realization of deferred income tax assets and liabilities. Tax laws are complex and their interpretation requires significant judgment. The provision for income taxes reflects management’s interpretation of the relevant tax laws and its best estimate of the income tax implications of the transactions and events during the period. We believe that our provisions for uncertain tax positions appropriately reflect the risk of tax positions that are under audit, dispute or appeal with tax authorities, or which are otherwise considered to involve uncertainty. The adequacy of our tax provision is reviewed at the end of each reporting period. To the extent that our interpretations differ from those of tax authorities or the timing of realization is not as expected, the provision for income taxes may increase or decrease in future periods to reflect actual experience. The amount of any increase or decrease cannot be reasonably estimated.

Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax losses and unused tax credits to the extent that it is probable that taxable profit will be available against which the temporary differences, unused tax losses and unused tax credits can be utilized. At each reporting period, we assess all available evidence, both positive and negative, to determine the amount of deferred income tax assets to be recorded. If it is probable that the benefit of tax losses and tax deductions will not be realized, a deferred income tax asset is not recognized. The assessment requires significant estimates and judgment about future events based on the information available at the reporting date.

From time to time, local governments, in countries in which we operate, enact changes to statutory corporate income tax rates. These changes require us to review and re-measure our deferred tax assets and liabilities as of the date of enactment. As at December 31, 2020, our net deferred tax asset in the Consolidated Statements of Financial Position was $1,251 million, primarily in Canada. Any future tax rate reductions in jurisdictions where we carry a net deferred tax asset, could result in a reduction in the carrying value of the deferred tax asset and a corresponding income tax expense at the time of substantial enactment of a rate reduction.

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Pension Plans and Other Post-Retirement Benefits

The Company sponsors defined benefit pension plans and defined contribution plans for eligible employees. All of our material defined benefit plans worldwide are closed to new entrants with new hires participating in defined contribution plans. Our defined benefit pension plans offer benefits based on length of service and final average earnings and certain plans offer some indexation of benefits. We maintain certain supplementary non-contributory defined benefit pension arrangements for eligible employees, which are primarily for benefits which are in excess of local tax limits. In addition to these plans, in some countries the Company sponsors certain post-retirement benefit plans (for medical, dental and/or life insurance benefits) for eligible qualifying employees and their dependents who meet certain requirements.

In Canada, since January 1, 2009, all new employees participate in a defined contribution plan, while existing employees continue to accrue future benefits in the prior plan which provides a defined benefit plan and an optional contributory defined contribution plan.

With the closure of the Canadian defined benefit plans to new entrants, the volatility associated with future service accruals for active members has been limited and will decline over time. As at December 31, 2020, there are no active members in the UK and no active employees accruing future service benefits in the U.S. defined benefit plans.

The major risks remaining in relation to past service obligations are increases in liabilities due to a decline in discount rates, greater life expectancy than assumed and adverse asset returns. We have significantly de-risked the investments of our material defined benefit pension plans Company-wide by systematically shifting the pension asset mix towards liability matching investments. The target for our significant plans is to minimize volatility in funded status arising from changes in discount rates and exposure to equity markets.

Due to the long-term nature of these defined benefit plans, the calculation of benefit expenses and accrued benefit obligations depends on various assumptions, including discount rates, rates of compensation increases, health care cost trend rates, retirement ages, mortality rates and termination rates. Based upon consultation with external pension actuaries, management determines the assumptions used for these plans on an annual basis. The discount rate used for our material defined benefit plans is determined with reference to market yields of high-quality corporate bonds that are denominated in the same currency in which the benefits will be paid, and that have terms to maturity approximating the terms of obligations.

Actual experience may differ from that assumed, which would impact the valuation of defined benefit plans and the level of benefit expenses recognized in future years. Details of our pension and post-retirement benefit plans and the key assumptions used for the valuation these plans are included in Note 25 of our 2020 Annual Consolidated Financial Statements.

2. Changes in Accounting Policies

We have included in this section a summary of changes in accounting policies. Where there are references to Notes, these are part of our 2020

Annual Consolidated Financial Statements.

2.A New and Amended International Financial Reporting Standards Adopted in 2020

We adopted the following amendments on January 1, 2020:

In March 2018, the IASB issued a revised Conceptual Framework for Financial Reporting (“Conceptual Framework”), which replaced the Conceptual Framework issued in 2010. The revised Conceptual Framework includes revised definitions of an asset and a liability, as well as new guidance on measurement, derecognition, presentation and disclosure, to be applied prospectively. The adoption of this guideline did not have a material impact on our Consolidated Financial Statements.

In October 2018, the IASB issued Definition of a Business, which amended IFRS 3 Business Combinations (“IFRS 3”). The amendments clarify the definition of a business to assist entities in determining whether a transaction represents a business combination or an acquisition of assets, and are applied prospectively. The adoption of these amendments did not have a material impact on our Consolidated Financial Statements.

In October 2018, the IASB issued Definition of Material (Amendments to IAS 1 and IAS 8). The amendments clarify the definition of material and provide guidance to improve consistency in its application in IFRS standards. The adoption of these amendments did not have a material impact on our Consolidated Financial Statements.

In September 2019, the IASB issued the Interest Rate Benchmark Reform, which includes amendments to IFRS 9, IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”) and IFRS 7 Financial Instruments: Disclosures (“IFRS 7”). We have deferred adoption of IFRS 9 and continue to apply IAS 39. The amendments clarify that entities can continue to apply certain hedge accounting requirements assuming that the interest rate benchmark on which the hedged cash flows and cash flows from the hedging instrument are based will not be altered as a result of interest rate benchmark reform. The adoption of the IAS 39 amendments did not have a material impact on our Consolidated Financial Statements.

We adopted the following amendment on June 1, 2020:

In May 2020, the IASB issued COVID-19-Related Rent Concessions, which is an amendment to IFRS 16 Leases. The amendment provides lessees with a practical expedient to not account for COVID-19-related rent concessions as lease modifications. The amendment does not affect lessors. The adoption of this amendment did not have a material impact on our Consolidated Financial Statements. The amendment was applied retrospectively.

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2.B Amended International Financial Reporting Standards to be Adopted in 2021

The following new and amended IFRS were issued by the IASB and are expected to be adopted by us in 2021:

In August 2020, the IASB issued the Interest Rate Benchmark Reform Phase 2, which includes amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16. They address issues that arise from the implementation of the reforms, including the replacement of one benchmark with an alternative one. We do not expect the adoption of this amendment to have a material impact on our Consolidated Financial Statements.

2.C Amended International Financial Reporting Standards to be Adopted in 2022 or Later

We are currently assessing the impact the adoption these amendments will have on our Consolidated Financial Statements:

In May 2020, the IASB issued Reference to the Conceptual Framework, which includes amendments to IFRS 3. The amendments update an outdated reference to the Conceptual Framework in IFRS 3 without significantly changing the requirements in the standard. The amendments are effective to business combinations for which the acquisition date is on or after January 1, 2022.

In May 2020, the IASB issued Property, Plant and Equipment - Proceeds before Intended Use, which includes amendments to IAS 16 Property, Plant and Equipment. The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. The amendments apply retrospectively to assets ready for use in the comparative period. The amendments are effective for annual periods beginning on or after January 1, 2022.

In May 2020, the IASB issued Onerous Contracts - Cost of Fulfilling a Contract, which includes amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets. The amendments specify that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendments are effective for annual periods beginning on or after January 1, 2022.

In May 2020, the IASB issued Annual Improvements to IFRS Standards 2018-2020, which includes minor amendments to three IFRS standards applicable to our Consolidated Financial Statements. The amendments apply prospectively. The amendments are effective for annual periods beginning on or after January 1, 2022.

In May 2017, the IASB issued IFRS 17, which replaces IFRS 4. In June 2020, the IASB issued amendments to IFRS 17, which include deferral of the effective date to annual periods beginning on or after January 1, 2023. The deferral option of IFRS 9 for insurers was also extended to that same date. IFRS 17 establishes the principles for the recognition, measurement, presentation, and disclosure of insurance contracts. IFRS 17 requires entities to measure insurance contract liabilities at their current fulfillment values using one of three measurement models, depending on the nature of the contract. IFRS 17 is to be applied retrospectively to each group of insurance contracts unless impracticable. If, and only if, it is impracticable to apply IFRS 17 retrospectively for a group of insurance contracts, an entity shall apply IFRS 17 using a modified retrospective approach or a fair value approach. IFRS 17 will affect how we account for our insurance contracts and how we report our financial performance in our Consolidated Statements of Operations. We are currently assessing IFRS 17, which will have a significant impact on our Consolidated Financial Statements.

In July 2014, the IASB issued the final version of IFRS 9, which replaces IAS 39. IFRS 9 includes guidance on the classification and measurement of financial instruments, impairment of financial assets, and hedge accounting. Financial asset classification is based on the cash flow characteristics and the business model in which an asset is held. The classification determines how a financial instrument is accounted for and measured. IFRS 9 also introduces an impairment model for financial instruments not measured at fair value through profit or loss that requires recognition of expected losses at initial recognition of a financial instrument and the recognition of full lifetime expected losses if certain criteria are met. In addition, a new model for hedge accounting was introduced to achieve better alignment with risk management activities. This standard is effective for annual periods beginning on or after January 1, 2018. In October 2017, the IASB issued narrow-scope amendments to IFRS 9. The amendments clarify the classification of certain prepayable financial assets and the accounting of financial liabilities following modification. The amendments are effective for annual periods beginning on or after January 1, 2019. However, pursuant to the aforementioned amendments to IFRS 4, we elected the deferral approach permitted under IFRS 4 to continue to apply IAS 39. We are currently assessing the impact that IFRS 9, along with these amendments, will have on our Consolidated Financial Statements.

3. Disclosure Controls and Procedures

The Company has established disclosure controls and procedures that are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s President and CEO, Executive Vice-President and Chief Financial Officer (“CFO”), and Executive Vice-President, Chief Legal Officer and Public Affairs, on a timely basis so that appropriate decisions can be made regarding public disclosure.

An evaluation of the effectiveness of our disclosure controls and procedures, as defined under rules adopted by the Canadian securities regulatory authorities and the SEC, as at December 31, 2020, was carried out under the supervision of and with the participation of the Company’s management, including the CEO and the CFO. Based on our evaluation, the CEO and the CFO concluded that the design and operation of these disclosure controls and procedures were effective as at December 31, 2020.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements in accordance with IFRS.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2020	95

We conducted an assessment of the effectiveness of our internal control over financial reporting, as of December 31, 2020, based on the framework and criteria established in Internal Control-Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, we have concluded that our internal control over financial reporting was effective as of December 31, 2020.

Our internal control over financial reporting, as of December 31, 2020, has been audited by the Company’s external auditor, Deloitte LLP, Independent Registered Public Accounting Firm, who also audited our Annual Consolidated Financial Statements for the year ended December 31, 2020. As stated in the Report of Independent Registered Public Accounting Firm, they have expressed an unqualified opinion on our internal control over financial reporting as of December 31, 2020.

Changes in Internal Control over Financial Reporting

No changes were made in our internal control over financial reporting for the period which began on January 1, 2020 and ended December 31, 2020 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

N. Legal and Regulatory Proceedings

We are regularly involved in legal actions, both as a defendant and as a plaintiff. Information on legal and regulatory proceedings can be found in Note 23 of our 2020 Annual Consolidated Financial Statements.

O. Forward-looking Statements

From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this document include statements (i) relating to our strategies, financial objectives, future results of operations, and strategic goals; (ii) concerning our medium-term financial objectives which are described in this MD&A under the heading B - Overview - 2 - Financial Objectives, (collectively, our “medium-term financial objectives”); (iii) relating to productivity and expense initiatives, growth initiatives, outlook, and other business objectives; (iv) relating to our expected tax range for future years; (v) relating to the plans we have implemented in response to the COVID-19 pandemic and related economic conditions and their impact on the Company; (vi) that are predictive in nature or that depend upon or refer to future events or conditions; (vii) set out in this document under the heading J - Risk Management - 9 Risk Categories - Market Risk - Market Risk Sensitivities - Equity Market Sensitivities and Interest Rate Sensitivities; (viii) relating to cash flows, anticipated payment obligations, funding requirements and our ability to meet these obligations; (ix) relating to tax provisions; (x) relating to risks and uncertainties; and (xi) that include words such as “achieve”, “aim”, “ambition”, “anticipate”, “aspiration”, “assumption”, “believe”, “continue”, “could”, “estimate”, “expect”, “goal”, “initiatives”, “intend”, “may”, “objective”, “outlook”, “plan”, “potential”, “project”, “seek”, “should”, “strategy”, “strive”, “target”, “will” and similar expressions. Forward-looking statements include the information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates and projections regarding future events and are not historical facts, and remain subject to change, particularly in light of the ongoing and developing COVID-19 pandemic and its impact on the global economy and its uncertain impact on our business.

Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the impact of the COVID-19 pandemic and related economic conditions on our operations, liquidity, financial conditions or results and the matters set out in this document under the headings B - Overview - 2 - Financial Objectives; D - Profitability - 2020 vs. 2019; I - Capital and Liquidity Management; J - Risk Management; and M - Accounting and Control Matters - 1 - Critical Accounting Policies and Estimates and in the AIF under the heading Risk Factors, and the factors detailed in SLF Inc.’s other filings with Canadian and U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov, respectively.

Medium-Term Financial Objectives

The Company’s medium-term financial objectives set out in B - Overview - 2 - Financial Objectives are forward-looking non-IFRS financial measures. Our ability to achieve those objectives is dependent on our success in achieving growth initiatives and business objectives and on certain key assumptions that include: (i) no significant changes in the level of interest rates; (ii) average total equity market return of approximately 8-10% per annum; (iii) credit experience in line with best estimate actuarial assumptions; (iv) no significant changes in the level of our regulatory capital requirements; (v) no significant changes to our effective tax rate; (vi) no significant increase in the number of shares outstanding; (vii) other key assumptions include: no material changes to our hedging program, hedging costs that are consistent with our best estimate assumptions, no material assumption changes including updates to the economic scenario generator and no material accounting standard changes; and (viii) our best estimate actuarial assumptions used in determining our insurance and investment contract liabilities. Our underlying ROE is dependent upon capital levels and options for deployment of excess capital. Our medium-term financial objectives do not reflect the indirect effects of interest rate and equity market movements including the potential impacts on goodwill or the current valuation allowance on deferred tax assets as well as other items that may be non-operational in nature.

Our target dividend payout ratio of 40%-50% of our underlying net income assumes that economic conditions and our results will enable us to maintain our payout ratio in the target range, while maintaining a strong capital position. The declaration, amount and payment of dividends is subject to the approval of SLF Inc.’s Board of Directors and our compliance with the capital requirements in the Insurance Companies Act (Canada). Additional information on dividends is provided in the section I - Capital and Liquidity Management - 3 - Shareholder Dividends in this MD&A.

96	Sun Life Financial Inc. Annual Report 2020 Management’s Discussion and Analysis

Although considered reasonable by the Company, we may not be able to achieve our medium-term financial objectives as the assumptions on which these objectives were based may prove to be inaccurate. Accordingly, our actual results could differ materially from our medium-term financial objectives as described in the section B - Overview - 2 - Financial Objectives in this MD&A. Our medium-term financial objectives do not constitute guidance.

Risk Factors

Important risk factors that could cause our assumptions and estimates, and expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by the forward-looking statements contained in this document, including our medium- term financial objectives, are set out below. The realization of our forward-looking statements, including our ability to meet our medium-term financial objectives, essentially depends on our business performance which, in turn, is subject to many risks, which have been further heightened with the current COVID-19 pandemic given the uncertainty of its duration and impact. Factors that could cause actual results to differ materially from expectations include, but are not limited to: market risks - related to the performance of equity markets; changes or volatility in interest rates or credit spreads or swap spreads; real estate investments; and fluctuations in foreign currency exchange rates; insurance risks - related to policyholder behaviour; mortality experience, morbidity experience and longevity; product design and pricing; the impact of higher-than-expected future expenses; and the availability, cost and effectiveness of reinsurance; credit risks - related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties, other financial institutions and other entities; business and strategic risks - related to global economic and political conditions; the design and implementation of business strategies; changes in distribution channels or Client behaviour including risks relating to market conduct by intermediaries and agents; the impact of mergers, acquisitions, strategic investments and divestitures; the impact of competition; the performance of our investments and investment portfolios managed for Clients; changes in the legal or regulatory environment, including capital requirements; the environment and social, environmental laws and regulations; operational risks - related to breaches or failure of information system security and privacy, including cyber-attacks; our ability to attract and retain employees; legal, regulatory compliance and market conduct, including the impact of regulatory inquiries and investigations; our information technology infrastructure; a failure of information systems and Internet-enabled technology; dependence on third-party relationships, including outsourcing arrangements; business continuity; model errors; information management; liquidity risks - the possibility that we will not be able to fund all cash outflow commitments as they fall due; and other risks - COVID-19 matters, including the severity, duration and spread of COVID-19; its impact on the global economy, and its impact on Sun Life’s business, financial condition and or results; risks associated with IFRS 17 and IFRS 9; our international operations, including our joint ventures; market conditions that affect our capital position or ability to raise capital; downgrades in financial strength or credit ratings; and tax matters, including estimates and judgements used in calculating taxes.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.

Management’s Discussion and Analysis Sun Life Financial Inc. Annual Report 2020	97

C O N S O L I D A T E D

F I N A N C I A L  S T A T E M E N T S

A N D  N O T E S

FINANCIAL REPORTING RESPONSIBILITIES		99

APPOINTED ACTUARY’S REPORT		100

INDEPENDENT AUDITOR’S REPORT		101

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM		104

CONSOLIDATED FINANCIAL STATEMENTS		107

Consolidated Statements of Operations		107

Consolidated Statements of Comprehensive Income (Loss)		108

Consolidated Statements of Financial Position		109

Consolidated Statements of Changes in Equity		110

Consolidated Statements of Cash Flows		111

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS		112

Significant Accounting Policies	Note 1	112

Changes in Accounting Policies	Note 2	122

Acquisitions and Other	Note 3	123

Segmented Information	Note 4	125

Total Invested Assets and Related Net Investment Income	Note 5	128

Financial Instrument Risk Management	Note 6	135

Insurance Risk Management	Note 7	146

Other Assets	Note 8	149

Goodwill and Intangible Assets	Note 9	150

Insurance Contract Liabilities and Investment Contract Liabilities	Note 10	152

Reinsurance	Note 11	158

Other Liabilities	Note 12	159

Senior Debentures and Innovative Capital Instruments	Note 13	160

Subordinated Debt	Note 14	162

Share Capital	Note 15	162

Interests in Other Entities	Note 16	164

Fee Income	Note 17	166

Operating Expenses	Note 18	166

Share-Based Payments	Note 19	167

Income Taxes	Note 20	169

Capital Management	Note 21	171

Segregated Funds	Note 22	172

Commitments, Guarantees and Contingencies	Note 23	173

Related Party Transactions	Note 24	175

Pension Plans and Other Post-Retirement Benefits	Note 25	175

Earnings (Loss) Per Share	Note 26	179

Accumulated Other Comprehensive Income (Loss)	Note 27	180

Subsequent Events	Note 28	180

98	Sun Life Financial Inc. Annual Report 2020 Consolidated Financial Statements

Financial Reporting Responsibilities

Management is responsible for preparing the Consolidated Financial Statements. This responsibility includes selecting appropriate accounting policies and making estimates and other judgments consistent with International Financial Reporting Standards. The financial information presented elsewhere in the annual report to shareholders is consistent with these Consolidated Financial Statements.

The Board of Directors (“Board”) oversees management’s responsibilities for financial reporting. An Audit Committee of non-management directors is appointed by the Board to review the Consolidated Financial Statements and report to the Board prior to their approval of the Consolidated Financial Statements for issuance to shareholders. Other key responsibilities of the Audit Committee include reviewing the Company’s existing internal control procedures and planned revisions to those procedures, and advising the Board on auditing matters and financial reporting issues.

Management is also responsible for maintaining systems of internal control that provide reasonable assurance that financial information is reliable, that all financial transactions are properly authorized, that assets are safeguarded, and that Sun Life Financial Inc. and its subsidiaries, collectively referred to as “the Company”, adhere to legislative and regulatory requirements. These systems include the communication of policies and the Company’s Code of Business Conduct throughout the organization. Internal controls are reviewed and evaluated by the Company’s internal auditors.

Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting, as of December 31, 2020, based on the framework and criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2020.

The Audit Committee also conducts such review and inquiry of management and the internal and external auditors as it deems necessary towards establishing that the Company is employing appropriate systems of internal control, is adhering to legislative and regulatory requirements and is applying the Company’s Code of Business Conduct. Both the internal and external auditors and the Company’s Appointed Actuary have full and unrestricted access to the Audit Committee with and without the presence of management.

The Office of the Superintendent of Financial Institutions, Canada conducts periodic examinations of the Company. These examinations are designed to evaluate compliance with provisions of the Insurance Companies Act (Canada) and to ensure that the interests of policyholders, depositors, and the public are safeguarded. The Company’s foreign operations and foreign subsidiaries are examined by regulators in their local jurisdictions.

The Company’s Appointed Actuary, who is a member of management, is appointed by the Board to discharge the various actuarial responsibilities required under the Insurance Companies Act (Canada), and conducts the valuation of the Company’s actuarial liabilities. The role of the Appointed Actuary is described in more detail in Note 10. The report of the Appointed Actuary accompanies these Consolidated Financial Statements.

The Company’s external auditor, Deloitte LLP, Independent Registered Public Accounting Firm, has audited the Company’s internal control over financial reporting as of December 31, 2020, in addition to auditing the Company’s Consolidated Financial Statements for the years ended December 31, 2020 and December 31, 2019. Its reports to the Board and shareholders express unqualified opinions and accompany these Consolidated Financial Statements. Deloitte LLP meets separately with both management and the Audit Committee to discuss the results of its audit.

Dean A. Connor President and Chief Executive Officer	Kevin D. Strain, CPA, CA Executive Vice-President and Chief Financial Officer

Toronto, Ontario, Canada February 10, 2021

Consolidated Financial Statements Sun Life Financial Inc. Annual Report 2020	99

Appointed Actuary’s Report

THE SHAREHOLDERS AND DIRECTORS OF SUN LIFE FINANCIAL INC.

I have valued the policy liabilities and reinsurance recoverables of Sun Life Financial Inc. and its subsidiaries for its Consolidated Statements of Financial Position at December 31, 2020 and December 31, 2019 and their change in the Consolidated Statements of Operations for the year ended December 31, 2020 in accordance with accepted actuarial practice in Canada, including selection of appropriate assumptions and methods.

In my opinion, the amount of policy liabilities net of reinsurance recoverables makes appropriate provision for all policy obligations and the Consolidated Financial Statements fairly present the results of the valuation.

Kevin Morrissey

Fellow, Canadian Institute of Actuaries

Toronto, Ontario, Canada

February 10, 2021

100	Sun Life Financial Inc. Annual Report 2020 Appointed Actuary’s Report

Independent Auditor’s Report

To the Shareholders and the Board of Directors of Sun Life Financial Inc.

Opinion

We have audited the consolidated financial statements of Sun Life Financial Inc. (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2020 and 2019, and the consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies (collectively referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2020 and 2019, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards (“Canadian GAAS”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements for the year ended December 31, 2020. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our audit opinion thereon, and we do not provide a separate opinion on these matters.

Insurance Contract Liabilities - Refer to Notes 1 and 10 to the Financial Statements

Key Audit Matter Description

The Company has significant insurance contract liabilities representing the majority of its total liabilities. Application of different assumptions may result in different measurement of the insurance contract liabilities. There is insurance risk from the uncertainty of product performance due to differences between the actual experience and expected experience. The Company uses various actuarial models to determine insurance contract liabilities, some of which involve high levels of complexity.

While there are many assumptions which management makes, the assumptions with the greatest uncertainty are those related to mortality, including the impact, if any, of the COVID-19 pandemic and lapse and other policyholder behaviour (“policyholder behaviour”). These assumptions required subjective and complex auditor judgment in certain circumstances including where (i) there is limited Company and industry experience data, (ii) the historical experience may not be a good indicator of the future, and (iii) the policyholder behaviour may be irrational. Auditing of certain actuarial models and mortality and policyholder behaviour assumptions required a high degree of auditor judgment and an increased extent of audit effort, including the need for the integral involvement of actuarial specialists.

How the Key Audit Matter Was Addressed in the Audit

Our audit procedures related to actuarial models and assumptions of mortality and policyholder behaviour included the following, among others:

•

We evaluated and tested the effectiveness of controls over actuarial models and the determination of the mortality and policyholder behaviour assumptions used in the calculation of insurance contract liabilities as well as access and change management controls over those actuarial models.

•	With the assistance of actuarial specialists, we tested the reasonableness of key mortality and policyholder behaviour assumptions, by:
•	Evaluating management’s methods and assumptions in accordance with actuarial principles and practices under the Canadian actuarial standards of practice.
•	Testing experience studies and other inputs used in the determination of the mortality and policyholder behaviour assumptions.
•

Analyzing management’s interpretation of its experience study results, evaluating triggers and drivers for revisions of assumptions, assessing reasonably possible alternative assumptions, and considering industry and other external sources of data, where applicable.

•	With the assistance of actuarial specialists, we tested the appropriateness of actuarial models used in the estimation process by:
•	Calculating an independent estimate of the insurance contract liability for a sample of insurance policies and comparing the results to the Company’s results.
•	Testing the accuracy of a sample of actuarial models for changes in key assumptions.

Valuation of Investment Properties - Refer to Notes 1 and 5 to the Financial Statements

Key Audit Matter Description

Investment properties are accounted for at fair value. The fair values of investment properties are generally determined using property valuation models and are based on expected capitalization rates and models that discount expected future net cash flows at current market expected rates of return reflective of the characteristics, location, and market of each property. Expected future net cash flows include contractual and projected cash flows and forecasted operating expenses, and take into account discount, rental, and occupancy rates derived from market surveys. The estimates of future cash inflows in addition to expected rental income from current leases, include projected income from future leases based on significant assumptions that are consistent with current market conditions.

The assumptions with the greatest uncertainty are the discount rates, terminal capitalization rates and future rental rates. Performing audit procedures to assess inputs required a high degree of auditor judgment and an increased extent of audit effort, including the need for the integral involvement of fair value specialists.

Independent Auditor’s Report Sun Life Financial Inc. Annual Report 2020	101

How the Key Audit Matter Was Addressed in the Audit

Our audit procedures related to valuation models and assumptions including discount rates, terminal capitalization rates, and future rental rates included the following, among others:

•

We evaluated and tested the effectiveness of controls over the fair value process for investment properties. These controls include an assessment and approval by senior management of the discount rates, terminal capitalization rates, and future rental rates assumptions used in the determination of the valuation of investment properties and the valuation conclusions relative to comparable properties.

•

With the assistance of fair value specialists, we evaluated on a sample basis the reasonableness of management’s discount rates, terminal capitalization rates, and future rental rates assumptions and valuation conclusions by comparing them to the discount rates, terminal capitalization rates and future rental rates of market surveys and transactions in comparable properties.

Other Information

Management is responsible for the other information. The other information comprises:

•	Management’s Discussion and Analysis
•	The information, other than the financial statements and our auditor’s reports thereon, in the Annual Report.

Our opinion on the financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon. In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor’s report. We have nothing to report in this regard.

The Annual Report is expected to be made available to us after the date of the auditor’s report. If, based on the work we will perform on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact to those charged with governance.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

102	Sun Life Financial Inc. Annual Report 2020 Independent Auditor’s Report

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Canadian GAAS, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is William A. Cunningham.

/s/ Deloitte LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Ontario, Canada

February 10, 2021

Independent Auditor’s Report Sun Life Financial Inc. Annual Report 2020	103

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Sun Life Financial Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Sun Life Financial Inc. and subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows, for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 10, 2021, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved especially challenging, subjective, or complex auditor judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Insurance Contract Liabilities - Refer to Notes 1 and 10 to the Financial Statements

Critical Audit Matter Description

The Company has significant insurance contract liabilities representing the majority of its total liabilities. Application of different assumptions may result in different measurement of the insurance contract liabilities. There is insurance risk from the uncertainty of product performance due to differences between the actual experience and expected experience. The Company uses various actuarial models to determine insurance contract liabilities, some of which involve high levels of complexity.

While there are many assumptions which management makes, the assumptions with the greatest uncertainty are those related to mortality, including the impact, if any, of the COVID-19 pandemic, and lapse and other policyholder behaviour (“policyholder behaviour”). These assumptions required subjective and complex auditor judgment in certain circumstances, including where (i) there is limited Company and industry experience data, (ii) the historical experience may not be a good indicator of the future, and (iii) the policyholder behaviour may be irrational. Auditing of certain actuarial models and mortality and policyholder behaviour assumptions required a high degree of auditor judgment and an increased extent of audit effort, including the need for the integral involvement of actuarial specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to actuarial models and assumptions of mortality and policyholder behaviour included the following, among others:

•

We evaluated and tested the effectiveness of controls over actuarial models and the determination of the mortality and policyholder behaviour assumptions used in the calculation of insurance contract liabilities as well as access and change management controls over those actuarial models.

•	With the assistance of actuarial specialists, we tested the reasonableness of key mortality and policyholder behaviour assumptions, by:
•	Evaluating management’s methods and assumptions in accordance with actuarial principles and practices under the Canadian actuarial standards of practice.
•	Testing experience studies and other inputs used in the determination of the mortality and policyholder behaviour assumptions.
•

Analyzing management’s interpretation of its experience study results, evaluating triggers and drivers for revisions of assumptions, assessing reasonably possible alternative assumptions, and considering industry and other external sources of data, where applicable.

•	With the assistance of actuarial specialists, we tested the appropriateness of actuarial models used in the estimation process by:
•	Calculating an independent estimate of the insurance contract liability for a sample of insurance policies and comparing the results to the Company’s results.
•	Testing the accuracy of a sample of actuarial models for changes in key assumptions.

104	Sun Life Financial Inc. Annual Report 2020 Report of Independent Registered Public Accounting Firm

Valuation of Investment Properties - Refer to Notes 1 and 5 to the Financial Statements

Critical Audit Matter Description

Investment properties are accounted for at fair value. The fair values of investment properties are generally determined using property valuation models and are based on expected capitalization rates and models that discount expected future net cash flows at current market expected rates of return reflective of the characteristics, location, and market of each property. Expected future net cash flows include contractual and projected cash flows and forecasted operating expenses, and take into account discount, rental, and occupancy rates derived from market surveys. The estimates of future cash inflows in addition to expected rental income from current leases, include projected income from future leases based on significant assumptions that are consistent with current market conditions.

The assumptions with the greatest uncertainty are the discount rates, terminal capitalization rates and future rental rates. Performing audit procedures to assess inputs required a high degree of auditor judgment and an increased extent of audit effort, including the need for the integral involvement of fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to valuation models and assumptions including discount rates, terminal capitalization rates, and future rental rates included the following, among others:

•

We evaluated and tested the effectiveness of controls over the fair value process for investment properties. These controls include an assessment and approval by senior management of the discount rates, terminal capitalization rates, and future rental rates assumptions used in the determination of the valuation of investment properties and the valuation conclusions relative to comparable properties.

•

With the assistance of fair value specialists, we evaluated on a sample basis the reasonableness of management’s discount rates, terminal capitalization rates, and future rental rates assumptions and valuation conclusions by comparing them to the discount rates, terminal capitalization rates and future rental rates of market surveys and transactions in comparable properties.

/s/ Deloitte LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Ontario, Canada

February 10, 2021

We have served as the Company’s auditor since 1875.

Report of Independent Registered Public Accounting Firm Sun Life Financial Inc. Annual Report 2020	105

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Sun Life Financial Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Sun Life Financial Inc. and subsidiaries (the “Company”) as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2020, of the Company and our report dated February 10, 2021, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Financial Reporting Responsibilities report. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Ontario, Canada

February 10, 2021

106	Sun Life Financial Inc. Annual Report 2020 Report of Independent Registered Public Accounting Firm

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, (in millions of Canadian dollars, except for per share amounts)	2020	2019

Revenue
Premiums
Gross	$26,190	$22,680
Less: Ceded	2,452	2,392

Net premiums	23,738	20,288
Net investment income (loss):
Interest and other investment income (Note 5)	5,407	5,855
Fair value and foreign currency changes on assets and liabilities (Note 5)	6,860	7,118
Net gains (losses) on available-for-sale assets	451	167

Net investment income (loss)	12,718	13,140
Fee income (Note 17)	6,881	6,251

Total revenue	43,337	39,679

Benefits and expenses
Gross claims and benefits paid (Note 10)	18,307	17,421
Increase (decrease) in insurance contract liabilities (Note 10)	14,860	11,367
Decrease (increase) in reinsurance assets (Note 10)	204	(28)
Increase (decrease) in investment contract liabilities (Note 10)	61	65
Reinsurance expenses (recoveries) (Note 11)	(2,353)	(2,131)
Commissions	2,612	2,417
Net transfer to (from) segregated funds (Note 22)	(1,825)	(437)
Operating expenses (Note 18)	7,401	7,033
Premium taxes	428	406
Interest expense	355	333

Total benefits and expenses	40,050	36,446

Income (loss) before income taxes	3,287	3,233
Less: Income tax expense (benefit) (Note 20)	495	286

Total net income (loss)	2,792	2,947
Less: Net income (loss) attributable to participating policyholders (Note 21)	283	230
Net income (loss) attributable to non-controlling interests	11	4

Shareholders’ net income (loss)	2,498	2,713
Less: Preferred shareholders’ dividends	94	95

Common shareholders’ net income (loss)	$2,404	$2,618

Average exchange rates during the reporting periods: U.S. dollars	1.34	1.33

Earnings (loss) per share (Note 26)
Basic earnings (loss) per share	$4.11	$4.42
Diluted earnings (loss) per share	$4.10	$4.40

Dividends per common share	$2.200	$2.100

The attached notes form part of these Consolidated Financial Statements.

Consolidated Financial Statements Sun Life Financial Inc. Annual Report 2020	107

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the years ended December 31, (in millions of Canadian dollars)	2020	2019

Total net income (loss)	$2,792	$2,947

Other comprehensive income (loss), net of taxes:
Items that may be reclassified subsequently to income:
Change in unrealized foreign currency translation gains (losses):
Unrealized gains (losses)	(204)	(564)
Change in unrealized gains (losses) on available-for-sale assets:
Unrealized gains (losses)	658	489
Reclassifications to net income (loss)	(339)	(120)
Change in unrealized gains (losses) on cash flow hedges:
Unrealized gains (losses)	(15)	33
Reclassifications to net income (loss)	9	(19)
Share of other comprehensive income (loss) in joint ventures and associates:
Unrealized gains (losses)	(9)	(9)

Total items that may be reclassified subsequently to income	100	(190)

Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	22	(42)

Total items that will not be reclassified subsequently to income	22	(42)

Total other comprehensive income (loss)	122	(232)

Total comprehensive income (loss)	2,914	2,715

Less: Participating policyholders’ comprehensive income (loss) (Note 21)	277	227
Non-controlling interests’ comprehensive income (loss)	11	4

Shareholders’ comprehensive income (loss)	$2,626	$2,484

INCOME TAXES INCLUDED IN OTHER COMPREHENSIVE INCOME (LOSS)

For the years ended December 31, (in millions of Canadian dollars)	2020	2019

Income tax benefit (expense):
Items that may be reclassified subsequently to income:
Unrealized foreign currency translation gains (losses)	$(16)	$—
Unrealized gains (losses) on available-for-sale assets	(180)	(110)
Reclassifications to net income for available-for-sale assets	87	31
Unrealized gains (losses) on cash flow hedges	2	(13)
Reclassifications to net income for cash flow hedges	1	8
Total items that may be reclassified subsequently to income	(106)	(84)
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	(8)	21
Total items that will not be reclassified subsequently to income	(8)	21
Total income tax benefit (expense) included in other comprehensive income (loss)	$(114)	$(63)

The attached notes form part of these Consolidated Financial Statements.

108	Sun Life Financial Inc. Annual Report 2020 Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31, (in millions of Canadian dollars)	2020	2019

Assets
Cash, cash equivalents and short-term securities (Note 5)	$13,527	$9,575
Debt securities (Notes 5 and 6)	89,089	81,606
Equity securities (Notes 5 and 6)	6,631	4,787
Mortgages and loans (Notes 5 and 6)	49,946	48,222
Derivative assets (Notes 5 and 6)	2,160	1,548
Other invested assets (Note 5)	5,778	5,357
Policy loans (Note 5)	3,265	3,218
Investment properties (Note 5)	7,516	7,306
Invested assets	177,912	161,619
Other assets (Note 8)	5,152	5,216
Reinsurance assets (Notes 10 and 11)	3,843	4,024
Deferred tax assets (Note 20)	1,634	1,455
Intangible assets (Note 9)	2,477	2,083
Goodwill (Note 9)	6,072	5,832
Total general fund assets	197,090	180,229
Investments for account of segregated fund holders (Note 22)	125,921	116,973

Total assets	$323,011	$297,202

Liabilities and equity

Liabilities
Insurance contract liabilities (Note 10)	$145,773	$131,184
Investment contract liabilities (Note 10)	3,189	3,116
Derivative liabilities (Notes 5 and 6)	1,744	2,040
Deferred tax liabilities (Note 20)	383	406
Other liabilities (Note 12)	14,858	14,937
Senior debentures (Note 13)	500	500
Subordinated debt (Note 14)	4,781	3,538

Total general fund liabilities	171,228	155,721
Insurance and investment contracts for account of segregated fund holders (Note 22)	125,921	116,973

Total liabilities	$297,149	$272,694

Equity
Issued share capital and contributed surplus	$10,591	$10,619
Shareholders’ retained earnings and accumulated other comprehensive income	13,878	12,779
Total shareholders’ equity	24,469	23,398
Participating policyholders’ equity	1,368	1,091
Non-controlling interests’ equity	25	19

Total equity	$25,862	$24,508

Total liabilities and equity	$323,011	$297,202

Exchange rates at the end of the reporting periods: U.S. dollars	1.27	1.30

  The attached notes form part of these Consolidated Financial Statements.

  Approved on behalf of the Board of Directors on February 10, 2021.

Dean A. Connor	Sara Grootwassink Lewis
President and Chief Executive Officer	Director

Consolidated Financial Statements Sun Life Financial Inc. Annual Report 2020	109

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, (in millions of Canadian dollars)	2020	2019

Shareholders:

Preferred shares (Note 15)
Balance, beginning and end of year	$2,257	$2,257
Common shares (Note 15)
Balance, beginning of year	8,289	8,419
Stock options exercised	23	28
Common shares purchased for cancellation	(50)	(158)

Balance, end of year	8,262	8,289
Contributed surplus
Balance, beginning of year	73	73
Share-based payments	4	5
Stock options exercised	(5)	(5)

Balance, end of year	72	73
Retained earnings
Balance, beginning of year	11,318	11,267
Adjustment for change in accounting policy (Note 2)	—	(22)
Balance, beginning of year, after change in accounting policy	11,318	11,245
Net income (loss)	2,498	2,713
Dividends on common shares	(1,283)	(1,236)
Dividends on preferred shares	(94)	(95)
Common shares purchased for cancellation (Note 15)	(150)	(434)
Changes attributable to acquisition (Note 3)	—	(875)

Balance, end of year	12,289	11,318
Accumulated other comprehensive income (loss), net of taxes (Note 27)
Balance, beginning of year	1,461	1,690
Total other comprehensive income (loss) for the year	128	(229)

Balance, end of year	1,589	1,461

Total shareholders’ equity, end of year	$24,469	$23,398

Participating policyholders:
Balance, beginning of year	$1,091	$864
Net income (loss) (Note 21)	283	230
Total other comprehensive income (loss) for the year (Note 27)	(6)	(3)

Total participating policyholders’ equity, end of year	$1,368	$1,091

Non-controlling interests:
Balance, beginning of year	$19	$—
Net income (loss)	11	4
Changes attributable to acquisition (Note 3)	—	15
Additional contribution	13	—
Distribution to non-controlling interests	(18)	—

Total non-controlling interests’ equity, end of year	$25	$19

Total equity	$25,862	$24,508

The attached notes form part of these Consolidated Financial Statements.

110	Sun Life Financial Inc. Annual Report 2020 Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, (in millions of Canadian dollars)	2020	2019
Cash flows provided by (used in) operating activities
Income (loss) before income taxes	$3,287	$3,233
Adjustments:
Interest expense related to financing activities	209	249
Increase (decrease) in insurance and investment contract liabilities	14,921	11,432
Decrease (increase) in reinsurance assets	204	(28)
Realized and unrealized (gains) losses and foreign currency changes on invested assets	(7,311)	(7,285)
Sales, maturities and repayments of invested assets	76,289	59,162
Purchases of invested assets	(81,709)	(64,165)
Income taxes received (paid)	(690)	(698)
Mortgage securitization (Note 5)	197	264
Other operating activities(1)	1,856	310

Net cash provided by (used in) operating activities	7,253	2,474
Cash flows provided by (used in) investing activities
Net (purchase) sale of property and equipment	(158)	(114)
Investment in and transactions with joint ventures and associates (Note 16)	(1)	19
Dividends received from joint ventures and associates (Note 16)	29	45
Acquisitions, net of cash and cash equivalents (Note 3)(2)	(469)	(167)
Other investing activities	(287)	(213)

Net cash provided by (used in) investing activities	(886)	(430)
Cash flows provided by (used in) financing activities
Increase in (repayment of) borrowed funds	81	132
Issuance of subordinated debt, net of issuance costs (Note 14)	1,740	747
Repayment of senior financing (Note 12)	(2,020)	—
Increase in (repayment of) borrowings from credit facility(1)	275	73
Redemption of senior debentures and subordinated debt (Notes 13 and 14)	(500)	(1,050)
Issuance of common shares on exercise of stock options	18	23
Transactions with non-controlling interests	(5)	—
Common shares purchased for cancellation (Note 15)	(200)	(592)
Dividends paid on common and preferred shares	(1,360)	(1,318)
Payment of lease liabilities	(136)	(125)
Interest expense paid	(205)	(253)

Net cash provided by (used in) financing activities	(2,312)	(2,363)

Changes due to fluctuations in exchange rates	(92)	(190)

Increase (decrease) in cash and cash equivalents	3,963	(509)
Net cash and cash equivalents, beginning of year	6,685	7,194

Net cash and cash equivalents, end of year	10,648	6,685
Short-term securities, end of year	2,873	2,860

Net cash, cash equivalents and short-term securities, end of year (Note 5)	$13,521	$9,545

(1)	Reflects a change in presentation for our credit facility effective January 1, 2020. We have updated our prior period to reflect this change in presentation.
(2)	Consists of total cash consideration paid of $514 ($192 in 2019), less cash and cash equivalents acquired of $45 ($25 in 2019).

The attached notes form part of these Consolidated Financial Statements.

Consolidated Financial Statements Sun Life Financial Inc. Annual Report 2020	111

 Notes to the Consolidated Financial Statements

(Amounts in millions of Canadian dollars, except for per share amounts and where otherwise stated. All amounts stated in U.S. dollars are in millions.)

 1.  Significant Accounting Policies

Description of Business

Sun Life Financial Inc. (“SLF Inc.”) is a publicly traded company domiciled in Canada and is the holding company of Sun Life Assurance Company of Canada (“Sun Life Assurance”). Both companies are incorporated under the Insurance Companies Act (Canada), and are regulated by the Office of the Superintendent of Financial Institutions, Canada (“OSFI”). SLF Inc. and its subsidiaries are collectively referred to as “us”, “our”, “ours”, “we”, or “the Company”. We are an internationally diversified financial services organization providing savings, retirement and pension products, and life and health insurance to individuals and groups through our operations in Canada, the United States (“U.S.”), Asia, and the United Kingdom (“UK”). We also operate mutual fund and investment management businesses, primarily in Canada, the U.S., and Asia.

Statement of Compliance

We prepared our Consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”) as issued and adopted by the International Accounting Standards Board (“IASB”). Our accounting policies have been applied consistently within our Consolidated Financial Statements.

Basis of Presentation

Our Consolidated Statements of Financial Position are presented in the order of liquidity and each statement of financial position line item includes both current and non-current balances, as applicable.

We have defined our reportable business segments and the amounts disclosed for those segments based on our management structure and the manner in which our internal financial reporting is conducted. Transactions between segments are executed and priced on an arm’s-length basis in a manner similar to transactions with third parties.

The significant accounting policies used in the preparation of our Consolidated Financial Statements are summarized below and are applied consistently by us.

Estimates, Assumptions and Judgments

The application of our accounting policies requires estimates, assumptions and judgments as they relate to matters that are inherently uncertain. We have established procedures to ensure that our accounting policies are applied consistently and that the processes for changing methodologies for determining estimates are controlled and occur in an appropriate and systematic manner.

Use of Estimates and Assumptions

The preparation of our Consolidated Financial Statements requires us to make estimates and assumptions that affect the application of our policies and the reported amounts of assets, liabilities, revenue and expenses. Key sources of estimation uncertainty include the measurement of insurance contract liabilities and investment contract liabilities, determination of fair value, impairment of financial instruments, determination and impairment of goodwill and intangible assets, determination of provisions and liabilities for pension plans, other post-retirement benefits, income taxes, and the determination of fair value of share-based payments. Actual results may differ from our estimates thereby impacting our Consolidated Financial Statements. Information on our use of estimates and assumptions are discussed in this Note.

Judgments

In preparation of these Consolidated Financial Statements, we use judgments to select assumptions and determine estimates as described above. We also use judgment when applying accounting policies and when determining the classification of insurance contracts, investment contracts and service contracts; the substance of whether our relationship with a structured entity, subsidiary, joint venture or associate constitutes control, joint control or significant influence; functional currencies; contingencies; acquisitions; deferred income tax assets; and the determination of cash generating unit (“CGU”).

COVID-19 Pandemic Considerations

In early 2020, the world was impacted by COVID-19, which was declared a pandemic by the World Health Organization. The overall impact of the COVID-19 pandemic is still uncertain and dependent on the progression of the virus and on actions taken by governments, businesses and individuals, which could vary by country and result in differing outcomes.

The application of our accounting policies requires estimates, assumptions and judgments as they relate to matters that are inherently uncertain. We have established procedures to ensure that our accounting policies are applied consistently and that the processes for changing methodologies for determining estimates are controlled and occur in an appropriate and systematic manner. For our insurance contract liabilities, no material COVID-19 specific provisions or adjustments to our long-term assumptions have been made, and we continue to monitor our experience and exposure to the COVID-19 pandemic.

112	Sun Life Financial Inc. Annual Report 2020 Notes to Consolidated Financial Statements

Significant estimates and judgments have been made in the following areas and are discussed as noted:

Insurance contract and investment contract assumptions and measurement	Note 1 Insurance Contract Liabilities and Investment Contract Liabilities Note 10 Insurance Contract Liabilities and Investment Contract Liabilities

Determination of fair value	Note 1 Basis of Consolidation Note 1 Determination of Fair Value Note 3 Acquisitions and Other Note 5 Total Invested Assets and Related Net Investment Income

Impairment of financial instruments	Note 1 Financial Assets Excluding Derivative Financial Instruments Note 6 Financial Instrument Risk Management

Income taxes	Note 1 Income Taxes Note 20 Income Taxes

Pension plans	Note 1 Pension Plans and Other Post-Retirement Benefits Note 25 Pension Plans and Other Post-Retirement Benefits

Goodwill and intangible assets on acquisition and impairment	Note 1 Goodwill Note 1 Intangible Assets Note 3 Acquisitions and Other Note 9 Goodwill and Intangible Assets

Determination of control for purpose of consolidation	Note 1 Basis of Consolidation Note 16 Interests in Other Entities

Share-based payments	Note 19 Share-Based Payments

Basis of Consolidation

Our Consolidated Financial Statements include the results of operations and the financial position of subsidiaries, which includes structured entities controlled by us, after intercompany balances and transactions have been eliminated. Subsidiaries are fully consolidated from the date we obtain control, and deconsolidated on the date control ceases. The acquisition method is used to account for the acquisition of a subsidiary from an unrelated party at the date that control is obtained, with the difference between the consideration transferred and the fair value of the subsidiary’s net identifiable assets acquired recorded as goodwill. Judgment is required to determine fair value of the net identifiable assets acquired in a business combination.

We control an entity when we have power over an entity, exposure to or rights to variable returns from our involvement with an entity, and the ability to affect our returns through our power over an entity. Power exists when we have rights that give us the ability to direct the relevant activities, which are those activities that could significantly affect the entity’s returns. Power can be obtained through voting rights or other contractual arrangements. Judgment is required to determine the relevant activities and which party has power over these activities. When we have power over and variable returns from an entity, including an investment fund that we manage, we also apply significant judgment in determining whether we are acting as a principal or agent. To make this determination, we consider factors such as how much discretion we have regarding the management of the investment fund and the magnitude and extent of variability associated with our interests in the fund. If we determine we are the principal rather than the agent, we would consolidate the assets and liabilities of the fund. Interests held by external parties in investment funds that we consolidate are recorded as third-party interest in consolidated investment funds in Other liabilities. If we lose control of an entity, the assets and liabilities of that entity are derecognized from our Consolidated Statements of Financial Position at the date at which control is lost and any investment retained is remeasured to fair value.

A joint venture exists when SLF Inc., or one of its subsidiaries, has joint control of a joint arrangement and has rights to the net assets of the arrangement. Joint control is the contractually agreed sharing of control and exists only when the decisions about the relevant activities require the unanimous consent of the parties sharing control. Associates are entities over which SLF Inc. or its subsidiaries are able to exercise significant influence. Significant influence is the power to participate in the financial and operating policy decisions of an investee but not have control or joint control over those decisions. Significant influence is generally presumed to exist when SLF Inc. or its subsidiaries holds greater than 20% of the voting power of the investee but does not have control or joint control. The equity method is used to account for our interests in joint ventures and associates. A joint operation exists when SLF Inc., or one of its subsidiaries, has joint control of an arrangement that gives it rights to the assets and obligations for the liabilities of the operation, rather than the net assets of the arrangement. For joint operations, we record our share of the assets, liabilities, revenue and expenses of the joint operation. Judgment is required to determine whether contractual arrangements between multiple parties results in control, joint control or significant influence, with consideration of the relevant activities of the entity, voting rights, representation on boards of directors and other decision-making factors. Judgment is also required to determine if a joint arrangement is a joint venture or joint operation, with consideration of our rights and obligations and the structure and legal form of the arrangement.

Determination of Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Fair value is measured using the assumptions that market participants would use when pricing an asset or liability. We determine fair value by using quoted prices in active markets for identical or similar assets or liabilities. When quoted prices in active markets are not available, fair value is determined using valuation techniques that maximize the use of observable inputs. When observable valuation inputs are not available, significant judgment is required to determine fair value by assessing the valuation techniques and valuation inputs. The use of alternative valuation techniques or valuation inputs may result in a different fair value. A description of the fair value methodologies, assumptions, valuation techniques, and valuation inputs by type of asset is included in Note 5.

Notes to Consolidated Financial Statements Sun Life Financial Inc. Annual Report 2020	113

Foreign Currency Translation

Translation of Transactions in Foreign Currencies

The financial results of SLF Inc. and its subsidiaries, joint ventures and associates are prepared in the currency in which they conduct their ordinary course of business, which is referred to as functional currency. Transactions occurring in currencies other than the functional currency are translated to the functional currency using the spot exchange rates at the dates of the transactions.

Monetary assets and liabilities in foreign currencies are translated to the functional currency at the exchange rate at the statement of financial position date. Non-monetary assets and liabilities in foreign currencies that are held at fair value are translated using the exchange rate at the statement of financial position date, while non-monetary assets and liabilities that are measured at historical cost are translated using the exchange rate at the date of the transaction.

The resulting exchange differences from the translation of monetary items and non-monetary items held at fair value, with changes in fair value recorded to income, are recognized in our Consolidated Statements of Operations. For monetary assets classified as available-for-sale (“AFS”), translation differences calculated on amortized cost are recognized in our Consolidated Statements of Operations and other changes in carrying amount are recognized in other comprehensive income (“OCI”). The exchange differences from the translation of non-monetary items classified as AFS are recognized in OCI.

Translation to the Presentation Currency

In preparing our Consolidated Financial Statements, the financial statements of foreign operations are translated from their respective functional currencies to Canadian dollars, our presentation currency. Assets and liabilities are translated at the closing exchange rate at the statement of financial position date, and income and expenses are translated using the average exchange rates. The accumulated gains or losses arising from translation of functional currencies to the presentation currency, net of the effect of any hedges, are included as a separate component of OCI within equity. Upon disposal of a foreign operation that includes loss of control, significant influence or joint control, the cumulative exchange gain or loss related to that foreign operation is recognized in income.

Invested Assets

Financial Assets Excluding Derivative Financial Instruments

Financial assets include cash, cash equivalents and short-term securities, debt securities, equity securities, mortgages and loans, financial assets included in other invested assets and policy loans. Financial assets are designated as financial assets at fair value through profit or loss (“FVTPL”) or AFS assets, or are classified as loans and receivables at initial recognition.

The following table summarizes the financial assets included in our Consolidated Statements of Financial Position and the asset classifications applicable to these assets:

Cash, cash equivalents and short-term securities	FVTPL

Debt securities	FVTPL and AFS

Equity securities	FVTPL and AFS

Mortgages and loans	Loans and receivables

Other invested assets	FVTPL and AFS

Policy loans	Loans and receivables

Mortgages and loans include mortgages, loans and debt securities not quoted in an active market. Financial assets included in Other invested assets include investments in limited partnerships, segregated funds and mutual funds. Cash equivalents are highly liquid instruments with a term to maturity of three months or less, while short-term securities have a term to maturity exceeding three months but less than one year. Policy loans are fully secured by the policy values on which the loans are made. The accounting for each asset classification is described in the following sections.

i) Initial Recognition and Subsequent Measurement

Generally, debt securities, equity securities and other invested assets supporting our insurance contract liabilities or investment contract liabilities measured at fair value are designated as FVTPL, while debt securities, equity securities and other invested assets not supporting our insurance contract liabilities or that are supporting investment contract liabilities are measured at amortized cost or designated as AFS. Mortgages and loans and policy loans are classified as loans and receivables. Financial assets are recognized in the Consolidated Statements of Financial Position on their trade dates, which are the dates that we commit to purchase or sell the assets. Originated mortgages and loans are recognized in the Consolidated Statements of Financial Position on their funding dates.

Financial Assets at Fair Value through Profit or Loss

Financial assets at FVTPL include financial assets that are held-for-trading (“HFT”), as well as financial assets that have been designated as FVTPL at initial recognition. A financial asset is classified as HFT if it is acquired principally for the purpose of selling in the near term. A financial asset can be designated as FVTPL if it eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases; or if a group of financial assets, financial liabilities or both, is managed and its performance is evaluated on a fair value basis. Cash equivalents and short-term securities have been classified as HFT.

Generally, debt securities, equity securities and other invested assets supporting insurance contract liabilities or investment contract liabilities measured at fair value have been designated as FVTPL. This designation has been made to eliminate or significantly reduce the measurement inconsistency that would arise due to the measurement of the insurance contract or investment contract liabilities, which are based on the carrying value of the assets supporting those liabilities. Because the carrying value of insurance contract liabilities is determined by reference to the assets supporting those liabilities, changes in the insurance contract liabilities generally offset changes in the fair value of debt securities classified as

114	Sun Life Financial Inc. Annual Report 2020 Notes to Consolidated Financial Statements

FVTPL, except for changes that are due to impairment. The majority of equity securities and other invested assets classified as FVTPL are held to support products where investment returns are passed through to policyholders and therefore, changes in the fair value of those assets are significantly offset by changes in insurance contract liabilities.

Financial assets classified as FVTPL are recorded at fair value in our Consolidated Statements of Financial Position and transaction costs are expensed immediately. Changes in fair value as well as realized gains and losses on sale are recorded in Fair value and foreign currency changes on assets and liabilities in our Consolidated Statements of Operations. Interest income earned and dividends received are recorded in Interest and other investment income in our Consolidated Statements of Operations.

Available-for-Sale Financial Assets

Financial assets classified as AFS are recorded at fair value in our Consolidated Statements of Financial Position and transaction costs are capitalized on initial recognition. Transaction costs for debt securities are recognized in income using the effective interest method, while transaction costs for equity securities and other invested assets are recognized in income when the asset is derecognized. Changes in fair value are recorded to unrealized gains and losses in OCI. For foreign currency translation, exchange differences calculated on the amortized cost of AFS debt securities are recognized in income and exchange differences calculated on other changes in carrying amount are recognized in OCI. The exchange differences from the translation of AFS equity securities and other invested assets are recognized in OCI. Interest income earned and dividends received are recorded in Interest and other investment income in our Consolidated Statements of Operations. Net impairment losses and realized gains and losses on the sale of assets classified as AFS are reclassified from accumulated OCI to Net gains (losses) on available-for-sale assets in our Consolidated Statements of Operations.

Loans and Receivables

Loans and receivables are generally carried at amortized cost. Transaction costs for mortgages and loans are capitalized on initial recognition and are recognized in income using the effective interest method. Realized gains and losses on the sale of mortgages and loans, interest income earned, and fee income are recorded in Interest and other investment income in our Consolidated Statements of Operations.

Solely Payments of Principal and Interest (“SPPI”) Disclosures

In September 2016, the IASB issued Amendments to IFRS 4 to allow insurance entities whose predominant activities are to issue contracts within the scope of IFRS 4 Insurance Contracts (“IFRS 4”) an optional temporary exemption from applying IFRS 9 Financial Instruments (“IFRS 9”) (“deferral approach”). We qualify and have elected to take the deferral approach as our activities are predominantly connected with insurance and we will continue to apply IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”), the existing financial instrument standard.

To enable a comparison to entities applying IFRS 9 we disclose those invested assets that pass the SPPI test, excluding any that are managed and whose performance is evaluated on a fair value basis. Except for Debt securities designated as AFS and Mortgages and loans, our financial assets are managed and their performance is evaluated on a fair value basis. Please refer to Note 5.A.i for the related disclosure as at December 31, 2020 and 2019.

Financial assets that pass the SPPI test are assets with contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

ii) Derecognition

Financial assets are derecognized when our rights to contractual cash flows expire, when we transfer substantially all our risks and rewards of ownership, or when we no longer retain control.

iii) Impairment

Financial assets are assessed for impairment on a quarterly basis. Financial assets are impaired and impairment losses are incurred if there is objective evidence of impairment as a result of one or more loss events and that event has an impact on the estimated future cash flows that can be reliably estimated. Objective evidence of impairment generally includes significant financial difficulty of the issuer, including actual or anticipated bankruptcy or defaults and delinquency in payments of interest or principal or disappearance of an active market for that financial asset. Objective evidence of impairment for an investment in an equity instrument or other invested asset also includes, but is not limited to, the financial condition and near-term prospects of the issuer, including information about significant changes with adverse effects that have taken place in the technological, market, economic, or legal environment in which the issuer operates that may indicate that the carrying amount will not be recovered, and a significant or prolonged decline in the fair value of an equity instrument or other invested asset below its cost. Management exercises considerable judgment in assessing for objective evidence of impairment. Due to the inherent risks and uncertainties in our evaluation of assets or groups of assets for objective evidence of impairment, the actual impairment amount and the timing of the recognition of impairment may differ from management assessment. The impairment assessment process is discussed in Note 6.

Financial Assets at Fair Value Through Profit or Loss

Since financial assets classified as FVTPL are carried at fair value with changes in fair value recorded to income, any reduction in value of the assets due to impairment is already reflected in income. However, the impairment of assets classified as FVTPL generally impacts the change in insurance contract liabilities due to the impact of asset impairment on estimates of future cash flows.

Available-for-Sale Financial Assets

When there is objective evidence that a financial asset classified as AFS is impaired, the loss in accumulated OCI is reclassified to Net gains (losses) on available-for-sale assets in our Consolidated Statements of Operations. Following impairment loss recognition, a debt security continues to be carried at fair value with changes in fair value recorded in OCI, and it is assessed quarterly for further impairment loss or reversal. Subsequent losses on an impaired equity security or other invested asset, including losses relating to foreign currency changes, are reclassified from OCI to income in subsequent reporting periods until the asset is derecognized. Once an impairment loss on a debt security classified as AFS is recorded to income, any reversal of impairment loss through income occurs only when the recovery in fair value is objectively related to an event occurring after the impairment was recognized. Impairment losses on an equity security or other invested asset classified as AFS are not reversed through income.

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Loans and Receivables

If an impairment loss on an individual mortgage or loan has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. For collateralized financial assets, the present value of the estimated future cash flows reflects the cash flows that may result from foreclosure less costs to sell, whether or not foreclosure is probable. If no evidence of impairment exists for an individually assessed mortgage or loan, it is included in a group of loans with similar credit risk characteristics and collectively assessed for impairment.

When an impairment loss has been incurred, the carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognized in income. If the impairment loss subsequently decreases and the decrease can be related objectively to an event occurring after the initial impairment charge was recognized, the previous impairment charge is reversed by adjusting the allowance account and the reversal is recognized in income. Interest income is recognized on impaired mortgages and loans using the effective interest rate method and it is based on the estimated future cash flows used to measure the impairment loss. Changes in the allowance account, other than write-offs net of recoveries, are charged against Interest and other investment income in our Consolidated Statements of Operations. Write-offs, net of recoveries, are deducted from the allowance account when there is no realistic prospect of recovery, which is typically not before derecognition of the asset through foreclosure or sale.

Collateral

Cash received (pledged) as collateral is recognized (derecognized) in our Consolidated Statements of Financial Position with corresponding amounts recognized in Other liabilities (Other assets), respectively. All other types of assets received (pledged) as collateral are not recognized (derecognized) in our Consolidated Statements of Financial Position.

Derivative Financial Instruments

All derivative financial instruments are recorded at fair value in our Consolidated Statements of Financial Position. Derivatives with a positive fair value are recorded as Derivative assets while derivatives with a negative fair value are recorded as Derivative liabilities.

The accounting for the changes in fair value of a derivative instrument depends on whether or not it is designated as a hedging instrument for hedge accounting purposes. Changes in (i) fair value of derivatives that are not designated for hedge accounting purposes, which are defined as derivative investments, and (ii) embedded derivatives that are bifurcated, are recorded in Fair value and foreign currency changes on assets and liabilities in our Consolidated Statements of Operations. Income earned or paid on these derivatives is recorded in Interest and other investment income in our Consolidated Statements of Operations. Hedge accounting is applied to certain derivatives to reduce income statement volatility. When certain qualification criteria are met, hedge accounting recognizes the offsetting effects of hedging instruments and hedged items in income or defers the effective portion of changes in fair value of hedging instruments in OCI until there is a recognition event, such as the occurrence of a forecasted transaction or the disposal of an investment in a foreign operation, or hedge accounting is discontinued. All hedging relationships are documented at inception and hedge effectiveness is assessed at inception and on a quarterly basis to determine whether the hedging instruments are highly effective in offsetting changes attributable to the hedged risk in the fair value or cash flows of the hedged items.

Fair Value Hedges

Certain interest rate swaps and foreign currency forwards are designated as hedging instruments in fair value hedges of the interest rate or foreign exchange rate risks associated with AFS assets. Changes in fair value of the derivatives are recorded in Interest and other investment income in our Consolidated Statements of Operations. The change in fair value of the AFS assets related to the hedged risk is reclassified from OCI to income. As a result, ineffectiveness, if any, is recognized in income to the extent that changes in fair value of the derivatives and AFS assets do not offset. Interest income earned and paid on the AFS assets and swaps in the fair value hedging relationships are recorded in Interest and other investment income in our Consolidated Statements of Operations.

Cash Flow Hedges

Certain equity and foreign currency forwards are designated as hedging instruments in cash flow hedges for anticipated payments of awards under certain share-based payment plans and for anticipated foreign currency purchases of foreign operations. Changes in the fair value of derivatives for the effective portion of the hedge are recognized in OCI, while the ineffective portion of the hedge and any items excluded from the hedging relationship, such as the spot-to-forward differential, are recognized in Interest and other investment income in our Consolidated Statements of Operations. A portion of the amount recognized in OCI related to the equity forwards is reclassified to income as a component of Operating expenses as the liabilities for the share-based payment awards are accrued over the vesting period. A portion of the amounts recognized in OCI related to the foreign currency forwards would be reclassified to income upon disposal or impairment of the foreign operations. All amounts recognized in, or reclassified from, OCI are net of related taxes.

Embedded Derivatives

An embedded derivative is a component of a host contract that modifies the cash flows of the host contract in a manner similar to a derivative, according to a specified interest rate, financial instrument price, foreign exchange rate, underlying index or other variable. We are required to separate embedded derivatives from the host contract, if an embedded derivative has economic and risk characteristics that are not closely related to the host contract, meets the definition of a derivative, and the combined contract is not measured at fair value with changes recognized in income. If an embedded derivative is bifurcated for accounting purposes from the host contract, it will be accounted for as a derivative. For further details on embedded derivatives in insurance contracts, see the Insurance Contract Liabilities accounting policy in this Note.

Investment Properties

Investment properties are real estate held to earn rental income, for capital appreciation, or both. Properties held to earn rental income or for capital appreciation that have an insignificant portion that is owner-occupied are classified as investment properties. Properties that do not meet these criteria are classified as property and equipment, included in Other assets as described below. Expenditures related to ongoing maintenance of properties incurred subsequent to acquisition are expensed. Investment properties are initially recognized at cost in our Consolidated Statements of Financial Position. Various costs incurred associated with the acquisition of an investment property are either capitalized or expensed depending

116	Sun Life Financial Inc. Annual Report 2020 Notes to Consolidated Financial Statements

on whether or not the acquisition is considered a business combination. Investment properties are subsequently measured at fair value with changes in value recorded to Fair value and foreign currency changes on assets and liabilities in our Consolidated Statements of Operations.

When the use of a property changes from owner-occupied to investment property, any gain arising on the remeasurement of the property to fair value at the date of transfer is recognized in our Consolidated Statements of Operations to the extent that it reverses a previous impairment loss. Any remaining increase is recognized in OCI.

Other Invested Assets - Non-Financial Assets

Other invested assets also include non-financial assets such as investments in joint ventures and associates, which are accounted for using the equity method. Investments in joint ventures and associates are initially recorded at cost. The investment in joint ventures and associates is increased by our share of capital contributions and for purchases of additional interests and is reduced by distributions received. In addition, subsequent adjustments to the investment are made for our share of net income or loss and our share of OCI. Our share of net income is recorded in Interest and other investment income in our Consolidated Statements of Operations and our share of OCI is recorded in our Consolidated Statements of Comprehensive Income (Loss). Impairment losses on equity method investments are recognized when events or changes in circumstances indicate that they are impaired. The impairment loss recognized is the difference between the carrying amount and the recoverable amount.

Other Assets

Other assets, which are measured at amortized cost, include accounts receivable, investment income due and accrued, deferred acquisition costs, property and equipment, and lessee’s right-of-use assets. Deferred acquisition costs arising from service contracts or from service components of investment contracts are amortized over the expected life of the contracts based on the future expected fees. Owner-occupied properties are amortized to their residual value over 25 to 49 years. Furniture, computers, other office equipment, and leasehold improvements are amortized to their residual value over 2 to 20 years. The right-of-use asset is subsequently depreciated on a straight-line basis over the lease term.

Reinsurance Assets

In the normal course of business, we use reinsurance to limit exposure to large losses. We have a retention policy that requires that such arrangements be placed with well-established, highly-rated reinsurers. Reinsurance assets are measured consistently with the amounts associated with the underlying insurance contracts and in accordance with the terms of each reinsurance contract. Amounts due to or from reinsurers with respect to premiums received or paid claims are included in Other assets and Other liabilities in the Consolidated Statements of Financial Position. Premiums for reinsurance ceded are presented as premiums ceded in the Consolidated Statements of Operations. Reinsurance expenses (recoveries), as presented in our Consolidated Statements of Operations, represent reinsurance expenses and expense recoveries resulting from reinsurance agreements.

Reinsurance assets are subject to impairment testing. If impaired, the carrying value is reduced, and an impairment loss is recognized in Reinsurance expenses (recoveries) in our Consolidated Statements of Operations. Impairment occurs when objective evidence exists (as a result of an event) after the initial recognition of the reinsurance asset indicating that not all amounts due under the terms of the contract will be received, and the impairment can be reliably measured.

Reinsurance assumed is accounted for as an insurance, investment or service contract depending on the underlying nature of the agreement and if it meets the definition of an insurance, investment or service contract. For the accounting for these types of contracts, see the respective policy section in this Note.

Leases

At inception of a contract, we assess whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. For leases where we act as the lessee, we recognize a right- of-use asset and a lease liability at the commencement date of the lease. For leases where we act as the lessor, we assess whether the leases should be classified as finance or operating leases. Our leases are classified as operating leases. Operating leases are recognized into income on a straight-line basis.

The right-of-use asset is initially measured at cost, which is comprised of the initial amount of the lease liability with certain adjustments, and subsequently depreciated using the straight-line method, with depreciation expense included in Operating expenses in the Consolidated Statements of Operations. The right-of-use asset is depreciated to the earlier of the lease term and its useful life. The right-of-use asset is assessed for impairment under IAS 36 Impairment of Assets. Right-of-use assets are assessed for indicators of impairment at each reporting period. If there is an indication that a right-of-use asset may be impaired, an impairment test is performed by comparing the asset’s carrying amount to its recoverable amount. If an impairment loss has been incurred, the carrying value of the right-of-use asset is reduced with the corresponding amount recognized in income.

The lease liability is initially measured at the present value of lease payments over the term of the lease using a discount rate that is based on our incremental borrowing rate. The discount rate is specific to each lease and is determined by various factors, such as the lease term and currency. The lease term includes the non-cancellable period and the optional period where it is reasonably certain we will exercise an extension or termination option, considering various factors that create an economic incentive to do so. Subsequently, the lease liability is measured at amortized cost using the effective interest method, with interest charged to Interest expense in the Consolidated Statements of remeasured upon lease modifications. A lease modification is considered as a change in the scope of a lease, or the consideration for a lease, that was not part of the original terms and conditions of the lease.

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Intangible Assets

Intangible assets consist of finite life and indefinite life intangible assets. Finite life intangible assets are amortized on a straight-line basis or using a units-of-production method, over the useful economic lives which are varying periods of up to 40 years. Amortization is charged through Operating expenses in the Consolidated Statements of Operation. The useful lives of finite life intangible assets are reviewed annually, and the amortization is adjusted as necessary. Indefinite life intangibles are not amortized, and are assessed for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. Impairment is assessed by comparing the carrying values of the indefinite life intangible assets to their recoverable amounts. The recoverable amount is the higher of an asset’s fair value less costs to sell and its value in use. If the carrying values of the indefinite life intangibles exceed their recoverable amounts, these assets are considered impaired, and a charge for impairment is recognized in our Consolidated Statements of Operations. The recoverable amount of intangible assets is determined using various valuation models, which require management to make certain judgments and assumptions that could affect the estimates of the recoverable amount.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the net identifiable tangible and intangible assets of the acquired businesses. It is carried at original cost less any impairment subsequently incurred. Goodwill is assessed for impairment annually or more frequently if events or circumstances occur that may result in the recoverable amount of a CGU or a group of CGUs falling below its carrying value. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflows from other groups of assets. We exercise significant judgment in determining our CGUs. The factors considered in determining our CGUs include product cash inflows, product distribution, target markets, and how management monitors and evaluates the operations.

The goodwill balances are allocated to either individual or groups of CGUs that are expected to benefit from the synergies of the business combination. Goodwill impairment is quantified by comparing a CGU’s or a group of CGUs’ carrying value to its recoverable amount, which is the higher of fair value less costs of disposal and value in use. Impairment losses are recognized immediately and cannot be reversed in future periods. Significant judgment is involved in estimating the model inputs used to determine the recoverable amount of our CGUs or group of CGUs, including those for discount rates, capital, the value of new business, expenses, cash flow projections, and market multiples, due to the uncertainty and the forward-looking nature of these inputs. The assumptions may differ from the actual experience, and estimates may change from period to period based on future events or revisions of assumptions. These key assumptions are discussed in Note 9.

Insurance Contract Liabilities

Insurance contracts are contracts under which we accept significant insurance risk from a policyholder by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder. The presence of significant insurance risk in individual contracts is assessed by reviewing books of contracts with homogeneous risk features. Judgment is required to determine the classification of a contract as an insurance contract, investment contract or a service contract.

As discussed in the Segregated Funds section of this Note, certain insurance contracts under which the policyholder bears the risks associated with the underlying investments are classified as Insurance contracts for account of segregated fund holders in our Consolidated Statements of Financial Position.

Insurance contract liabilities, including policy benefits payable and provisions for policyholder dividends, are determined in accordance with Canadian accepted actuarial practice and any requirements of OSFI. As confirmed by guidance provided by the Canadian Institute of Actuaries (“CIA”), the current Canadian Asset Liability Method (“CALM”) of valuation of insurance contract liabilities satisfies the IFRS 4 requirements for eligibility for use under IFRS. Under CALM, liabilities are set equal to the statement of financial position value of the assets required to support them.

Some insurance contracts contain discretionary participation features (“DPF”), whereby the policyholder has the right to receive potentially significant additional benefits based on the actual investments and other experience on a block of similar contracts. IFRS allows the non-guaranteed, or participating, elements of such contracts to be classified as either a liability or as equity, depending on the nature of our obligation to the policyholder. The contracts issued by us contain constructive obligations to the policyholder with respect to the DPF of the contracts. We have therefore elected to classify these features as a liability, consistent with accounting treatment under CALM, and in accordance with guidance provided by the CIA.

Derivatives embedded in insurance contracts are treated as separate derivatives and measured at fair value with changes in fair value recognized in income, except when the embedded derivative itself meets the definition of an insurance contract under IFRS, or when the risks and characteristics are closely related to those of the host contracts or when the derivative is the policyholder’s option to surrender an insurance contract for a fixed amount or an amount based on a fixed amount and an interest rate. The derivatives that have not been separated are accounted for as insurance contract liabilities.

Significant judgment is required in determining our liabilities for insurance contracts including the assumptions required for their determination. Application of different assumptions may result in different measurement of the insurance contract liabilities. Actual experience may differ from assumptions, and estimates may change from period to period based on future events or revisions of assumptions. Key assumptions and considerations in choosing assumptions are discussed in Note 10 and sensitivities are discussed in Note 7.

Financial Liabilities

Investment Contract Liabilities

Contracts issued by us that do not transfer significant insurance risk, but do transfer financial risk from the policyholder to us, are financial liabilities and are accounted for as investment contracts. Service components of investment contracts are treated as service contracts. For further details on how service components of investment contracts are treated, see the Service Contracts accounting policy in this Note.

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Liabilities for investment contracts without DPF are measured at FVTPL or amortized cost. Contracts recorded at FVTPL are measured at fair value at inception and each subsequent reporting period. Contracts recorded at amortized cost are initially recognized at fair value, less transaction costs directly attributable to the issue of the contract. At each subsequent period, the contracts are measured at amortized cost using the effective interest method. Changes in fair value of investment contract liabilities recorded at FVTPL and amortization on contracts recorded at amortized cost are recorded as an Increase (decrease) in investment contract liabilities in our Consolidated Statements of Operations. Deposits collected from and payments made to contract holders are recorded as an increase and decrease in Investment contract liabilities in our Consolidated Statements of Financial Position. These liabilities are derecognized when the obligation of the contract is discharged, cancelled or expired.

As discussed in the Segregated Funds section of this Note, certain investment contracts under which the policyholder bears the risks associated with the underlying investments are classified as Investment contracts for account of segregated fund holders in the Consolidated Statements of Financial Position. The accounting for investment contracts that contain DPF is described in the Insurance Contract Liabilities section of this Note.

Other Liabilities

Other liabilities which are measured at amortized cost, include accounts payable, lines of credit, repurchase agreements, accrued expenses and taxes, senior financing, provisions, lessee’s lease liabilities and a deferred payment liability. Liabilities for provisions, other than insurance contract liabilities and investment contract liabilities, are recognized for present legal or constructive obligations as a result of a past event if it is probable that they will result in an outflow of economic resources and the amount can be reliably estimated. The amounts recognized for these provisions are the best estimates of the expenditures required to settle the present obligations or to transfer them to a third party at the statement of financial position date, considering all the inherent risks and uncertainties, as well as the time value of money. These provisions are reviewed as relevant facts and circumstances change.

The lease liabilities are initially measured at the present value of lease payments over the term of the lease using a discount rate that is based on our incremental borrowing rate. Subsequently, the lease liabilities are measured at amortized cost using the effective interest method.

Other financial liabilities are measured at amortized cost. For put option liabilities, upon initial recognition, the present value is calculated using our incremental borrowing rate and subsequent revisions to the expected timing or amount of cash flows payable as well as interest expense will be recognized in the Consolidated Statements of Operations.

Further details on other financial liabilities, the put option and the deferred payment liability are included in Note 3.

Senior Debentures and Subordinated Debt

Senior debentures and subordinated debt liabilities are recorded at amortized cost using the effective interest method. Transaction costs are recorded as part of the liability and are recognized in income using the effective interest method. These liabilities are derecognized when the obligation of the contract is discharged, cancelled or expired.

Service Contracts

Contracts issued by us to customers that do not transfer significant insurance risk and do not transfer financial risk from the customer to us, including contracts for investment management service, are classified as service contracts. Service components of investment contracts are also accounted for as service contracts. Fee income earned from these contracts is described in the Premium and Fee Income Recognition accounting policy section of this Note. Deferred acquisition costs are described under the Other Assets accounting policy section of this Note. Where the cost of meeting the obligations of the contract exceed the economic benefits expected to be received under it, a provision is recognized in Other liabilities.

Segregated Funds

Segregated funds are products for which we issue a contract where the benefit amount is directly linked to the fair value of the investments held in the particular segregated fund. Although the underlying assets are registered in our name and the segregated fund contract holder has no direct access to the specific assets, the contractual arrangements are such that the segregated fund policyholder bears the risks and rewards of the fund’s investment performance. In addition, certain contracts include guarantees from us. We derive fee income from segregated funds, which is included in Fee income in our Consolidated Statements of Operations. Policyholder transfers between general funds and segregated funds are included in Net transfer to (from) segregated funds in our Consolidated Statements of Operations. Deposits to segregated funds are reported as increases in segregated funds liabilities and are not reported as revenues in our Consolidated Statements of Operations.

Investments for Account of Segregated Fund Holders

Investments for account of segregated fund holders are recorded separately from the Total general fund assets in our Consolidated Statements of Financial Position and are carried at fair value. Fair values are determined using quoted market values or, where quoted market values are not available, estimated fair values as determined by us.

Insurance and Investment Contracts for Account of Segregated Fund Holders

Insurance contracts for account of segregated fund holders are recorded separately from the Total general fund liabilities in our Consolidated Statements of Financial Position. Insurance contracts under which the segregated fund holders bear the risks associated with the underlying investments are classified as Insurance contracts for account of segregated fund holders. The liabilities reported as Insurance contracts for account of segregated fund holders are measured at the aggregate of the policyholder account balances. Changes in the fair value of the invested assets of the segregated funds are recorded in net realized and unrealized gains (losses) within the segregated fund and are not recorded in our Consolidated Statements of Operations.

Other assets and liabilities associated with these insurance contracts, such as origination costs and the liabilities associated with guarantees provided by us, are included in general fund liabilities in Insurance contract liabilities in our Consolidated Statements of Financial Position.

Notes to Consolidated Financial Statements Sun Life Financial Inc. Annual Report 2020	119

Investment contracts for account of segregated fund holders are recorded separately from the Total general fund liabilities in our Consolidated Statements of Financial Position. Investment contracts under which the segregated fund holders bear the risks associated with the underlying investments are classified as Investment contracts for account of segregated fund holders. The liabilities reported as Investment contracts for account of segregated fund holders are measured at the aggregate of the policyholder account balances.

Other liabilities associated with these investment contracts, such as onerous contract provisions required for service components, are included in general fund liabilities in Investment contract liabilities in our Consolidated Statements of Financial Position.

Income Taxes

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. Deferred income tax is provided using the liability method on temporary differences at the statement of financial position date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Current and deferred income tax relating to items recognized in the current or previous period in OCI or directly in equity is accordingly recognized in OCI or equity and not in our Consolidated Statements of Operations. Interest and penalties payable to taxation authorities are recorded in Interest expense and Operating expenses, respectively, in our Consolidated Statements of Operations.

Deferred income tax assets and liabilities are calculated based on income tax rates and laws that are expected to apply when the liability is settled or the asset is realized, which are normally those enacted or considered substantively enacted at our Consolidated Statements of Financial Position dates. Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses to the extent of the probability that future taxable profit will be available against which these assets can be utilized. At each reporting period, we assess all available evidence, both positive and negative, to determine the amount of deferred income tax assets to be recognized. The recognition of deferred income tax assets requires estimates and significant judgment about future events, such as projections of future taxable profits, based on the information available at the reporting date.

The determination of the required provision for current and deferred income taxes requires that we interpret tax legislation in the jurisdictions in which we operate. For each reporting period, our income tax provision reflects our best estimate, based on the information available at the reporting date, of tax positions that are under audit or appeal by relevant tax authorities. To the extent that our estimate of tax positions or the timing of realization of deferred income tax assets or liabilities are not as expected, the provision for income taxes may increase or decrease in the future to reflect the actual experience.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, joint ventures and associates, except where we control the timing of the reversal of the temporary difference and it is apparent that the temporary difference will not reverse in the foreseeable future. No deferred income tax asset or liability is recognized in relation to temporary differences that arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, did not affect either the accounting profit or taxable profit or loss. Deferred income tax assets and deferred income tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities, the deferred income taxes relate to the same taxable entity and the same taxation authority and we intend either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

In determining the impact of taxes, we are required to comply with Canadian accepted actuarial practice and IFRS. CALM requires that all projected cash flows associated with insurance contract liabilities, including income taxes, be included in the determination of insurance contract liabilities. The insurance contract liabilities are therefore determined including all policy-related income tax effects on a discounted basis, and then adjusted for any related deferred income tax assets and liabilities held in accordance with IFRS. The net result of this adjustment is to leave the discounting effect of the deferred income taxes associated with temporary differences on policy-related tax items in the insurance contract liabilities.

Pension Plans and Other Post-Retirement Benefits

For defined benefit plans, the present value of the defined benefit obligation is calculated by independent actuaries using the projected unit credit method, and actuarial assumptions that represent best estimates of future variables that will affect the ultimate cost of these obligations. The discount rate used for our material defined benefit plans is determined with reference to market yields of high-quality corporate bonds that are denominated in the same currency in which the benefits will be paid, and that have terms to maturity approximating the terms of obligations. Plan assets are measured at fair value and are held in separate trustee administered funds or as qualifying insurance contracts. The difference between the fair value of the plan assets and the present value of the defined benefit obligation is recognized on the Consolidated Statements of Financial Position as an asset or liability in Other assets or Other liabilities, respectively.

Costs charged to our Consolidated Statements of Operations include current service cost, any past service costs, any gains or losses from curtailments or settlements, and interest on the net defined benefit liability (asset). Remeasurement of the net defined benefit liability (asset), which includes the impact of changes to the actuarial assumption underlying the liability calculations, liability experience gains or losses, the difference between the return on plan assets and the amount included in the interest on the net defined benefit liability (asset), is reflected immediately in OCI. The calculation of the defined benefit expenses and obligations requires judgment as the recognition is dependent on various actuarial assumptions such as discount rates, health care cost trend rates and projected compensation increases. These key assumptions are discussed in Note 25.

Dividends

Dividends payable to holders of shares of SLF Inc. are recognized in the period in which they are authorized or approved. Dividends that have been reinvested in additional common shares under the Dividend Reinvestment and Share Purchase Plan (“DRIP”) are also reflected as dividends within retained earnings. Where SLF Inc. has issued common shares from treasury under the DRIP, the additional shares have been reflected in common shares.

120	Sun Life Financial Inc. Annual Report 2020 Notes to Consolidated Financial Statements

Premium and Fee Income Recognition

Gross premiums for all types of insurance contracts excluding segregated fund contracts are generally recognized as revenue when due.

Fee income is generated from insurance contracts and service contracts.

Fee income from insurance contracts includes fees from segregated fund contracts, guarantee fees and other fees associated with insurance contracts and is typically recognized as revenue when services are rendered.

Fee income from service contracts represents fees associated with non-insurance contracts with customers and includes Distribution fees, Fund management and other asset-based fees, and Administrative services and other fees. Distribution fees includes fees earned from the distribution of investment products and other intermediary activities. Fund management and other asset-based fees includes fees earned from investment management services. Administrative services and other fees includes fees earned from contract administration and other management services. Fee income from service contracts is typically recognized as revenue when services are rendered at either a point in time or over time. The majority of fee income from service contracts is comprised of variable consideration which is based on a percentage of assets under management or another variable metric and is recognized as revenue when it is highly probable that a significant reversal in the amount of the revenue recognized will not occur.

Share-Based Payments

Stock options of SLF Inc. granted to employees are accounted for as equity-settled share-based payment transactions. The total compensation expense for stock options is computed based on the fair value of the stock option at the date of grant and the estimated number of options expected to vest at the end of the vesting period. The expense is recognized over the vesting period as compensation expense in Operating expenses in our Consolidated Statements of Operations, with an offset to contributed surplus in our Consolidated Statements of Changes in Equity. When options are exercised, new common shares are issued, contributed surplus is reversed and the common shares issued are credited to common shares in our Consolidated Statements of Changes in Equity.

Other share-based payment plans based on the value of SLF Inc.’s common shares are accounted for as cash-settled share-based payment transactions. The total liabilities for these plans are computed based on the estimated number of awards expected to vest at the end of the vesting period. The liabilities are recomputed at the end of each reporting period and are measured at the fair value of the award at that reporting date. The liabilities are accrued and expensed on a straight-line basis over the vesting periods. The liabilities are settled in cash at the end of the vesting period.

Share-based payment awards within MFS Investment Management (“MFS”), which are based on their own shares, are accounted for as cash-settled share-based payment awards. The vested and unvested awards, as well as the shares that have been issued under these plans, are recognized as liabilities because MFS has a practice of purchasing the issued shares from employees after a specified holding period. The total liabilities for these plans are computed based on the estimated number of awards expected to vest at the end of the vesting period. The liabilities are accrued over the vesting period and are measured at fair value at each reporting period with the change in fair value recognized as compensation expense in Operating expenses in our Consolidated Statements of Operations. The liabilities are settled in cash when the shares are purchased from the employees.

Basic and Diluted Earnings Per Share (“EPS”)

Basic EPS is calculated by dividing the common shareholders’ net income by the weighted average number of common shares issued and outstanding.

Diluted EPS adjusts common shareholders’ net income and the weighted average number of common shares for the effects of all dilutive potential common shares under the assumption that convertible instruments are converted and that outstanding options are exercised. Diluted EPS is calculated by dividing the adjusted common shareholders’ net income by the adjusted weighted average number of common shares outstanding. For convertible instruments, common shareholders’ net income is increased by the after-tax expense on the convertible instrument while the weighted average common shares are increased by the number of common shares that would be issued at conversion. For stock options, it is assumed that the proceeds from the exercise of options whose exercise price is less than the average market price of common shares during the period are used to repurchase common shares at the average market price for the period. The difference between the number of common shares issued for the exercise of the dilutive options and the number of common shares that would have been repurchased at the average market price of the common shares during the period is adjusted to the weighted average number of common shares outstanding.

Notes to Consolidated Financial Statements Sun Life Financial Inc. Annual Report 2020	121

 2.  Changes in Accounting Policies

2.A New and Amended International Financial Reporting Standards Adopted in 2020

We adopted the following amendments on January 1, 2020:

In March 2018, the IASB issued a revised Conceptual Framework for Financial Reporting (“Conceptual Framework”), which replaced the Conceptual Framework issued in 2010. The revised Conceptual Framework includes revised definitions of an asset and a liability, as well as new guidance on measurement, derecognition, presentation and disclosure, to be applied prospectively. The adoption of this guideline did not have a material impact on our Consolidated Financial Statements.

In October 2018, the IASB issued Definition of a Business, which amended IFRS 3 Business Combinations (“IFRS 3”). The amendments clarify the definition of a business to assist entities in determining whether a transaction represents a business combination or an acquisition of assets, and are applied prospectively. The adoption of these amendments did not have a material impact on our Consolidated Financial Statements.

In October 2018, the IASB issued Definition of Material (Amendments to IAS 1 and IAS 8). The amendments clarify the definition of material and provide guidance to improve consistency in its application in IFRS standards. The adoption of these amendments did not have a material impact on our Consolidated Financial Statements.

In September 2019, the IASB issued the Interest Rate Benchmark Reform, which includes amendments to IFRS 9, IAS 39 and IFRS 7 Financial Instruments: Disclosures (“IFRS 7”). We have deferred adoption of IFRS 9 and continue to apply IAS 39. The amendments clarify that entities can continue to apply certain hedge accounting requirements assuming that the interest rate benchmark on which the hedged cash flows and cash flows from the hedging instrument are based will not be altered as a result of interest rate benchmark reform. The adoption of the IAS 39 amendments did not have a material impact on our Consolidated Financial Statements.

We adopted the following amendment on June 1, 2020:

In May 2020, the IASB issued COVID-19-Related Rent Concessions, which is an amendment to IFRS 16 Leases (“IFRS 16”). The amendment provides lessees with a practical expedient to not account for COVID-19-related rent concessions as lease modifications. The amendment does not affect lessors. The adoption of this amendment did not have a material impact on our Consolidated Financial Statements. The amendment was applied retrospectively.

2.B Amended International Financial Reporting Standards to be Adopted in 2021

The following new and amended IFRS were issued by the IASB and are expected to be adopted by us in 2021:

In August 2020, the IASB issued the Interest Rate Benchmark Reform Phase 2, which includes amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16. They address issues that arise from the implementation of the reforms, including the replacement of one benchmark with an alternative one. We do not expect the adoption of this amendment to have a material impact on our Consolidated Financial Statements.

2.C Amended International Financial Reporting Standards to be Adopted in 2022 or Later

We are currently assessing the impact the adoption these amendments will have on our Consolidated Financial Statements:

In May 2020, the IASB issued Reference to the Conceptual Framework, which includes amendments to IFRS 3. The amendments update an outdated reference to the Conceptual Framework in IFRS 3 without significantly changing the requirements in the standard. The amendments are effective to business combinations for which the acquisition date is on or after January 1, 2022.

In May 2020, the IASB issued Property, Plant and Equipment - Proceeds before Intended Use, which includes amendments to IAS 16 Property, Plant and Equipment. The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. The amendments apply retrospectively to assets ready for use in the comparative period. The amendments are effective for annual periods beginning on or after January 1, 2022.

In May 2020, the IASB issued Onerous Contracts - Cost of Fulfilling a Contract, which includes amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets. The amendments specify that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendments are effective for annual periods beginning on or after January 1, 2022.

In May 2020, the IASB issued Annual Improvements to IFRS Standards 2018-2020, which includes minor amendments to three IFRS standards applicable to our Consolidated Financial Statements. The amendments apply prospectively. The amendments are effective for annual periods beginning on or after January 1, 2022.

In May 2017, the IASB issued IFRS 17 Insurance Contracts (“IFRS 17”), which replaces IFRS 4. In June 2020, the IASB issued amendments to IFRS 17, which include deferral of the effective date to annual periods beginning on or after January 1, 2023. The deferral option of IFRS 9 for insurers was also extended to that same date. IFRS 17 establishes the principles for the recognition, measurement, presentation, and disclosure of insurance contracts. IFRS 17 requires entities to measure insurance contract liabilities at their current fulfillment values using one of three measurement models, depending on the nature of the contract. IFRS 17 is to be applied retrospectively to each group of insurance contracts unless impracticable. If, and only if, it is impracticable to apply IFRS 17 retrospectively for a group of insurance contracts, an entity shall apply IFRS 17 using a modified retrospective approach or a fair value approach. IFRS 17 will affect how we account for our insurance contracts and how we report our financial

122	Sun Life Financial Inc. Annual Report 2020 Notes to Consolidated Financial Statements

performance in our Consolidated Statements of Operations. We are currently assessing IFRS 17, which will have a significant impact on our Consolidated Financial Statements.

In July 2014, the IASB issued the final version of IFRS 9, which replaces IAS 39. IFRS 9 includes guidance on the classification and measurement of financial instruments, impairment of financial assets, and hedge accounting. Financial asset classification is based on the cash flow characteristics and the business model in which an asset is held. The classification determines how a financial instrument is accounted for and measured. IFRS 9 also introduces an impairment model for financial instruments not measured at fair value through profit or loss that requires recognition of expected losses at initial recognition of a financial instrument and the recognition of full lifetime expected losses if certain criteria are met. In addition, a new model for hedge accounting was introduced to achieve better alignment with risk management activities. This standard is effective for annual periods beginning on or after January 1, 2018. In October 2017, the IASB issued narrow-scope amendments to IFRS 9. The amendments clarify the classification of certain prepayable financial assets and the accounting of financial liabilities following modification. The amendments are effective for annual periods beginning on or after January 1, 2019. However, pursuant to the aforementioned amendments to IFRS 4, we elected the deferral approach permitted under IFRS 4 to continue to apply IAS 39. We are currently assessing the impact that IFRS 9, along with these amendments, will have on our Consolidated Financial Statements.

 3.    Acquisitions and Other

InfraRed Capital Partners

On July 1, 2020, we acquired 80% of InfraRed Capital Partners (“InfraRed”), a UK-based global infrastructure and real estate investment manager, as well as the ability to acquire the remaining interest in the future. InfraRed is reported in the SLC Management business unit within our Asset Management business segment. Consideration included approximately $517 in cash and $29 of contingent consideration to the former owners of InfraRed. InfraRed’s infrastructure platform focuses on value-add investing in both greenfield and brownfield assets worldwide across social, transportation, and renewable energy sectors; while InfraRed’s real estate platform is a combination of European and Asian value-add strategies. This acquisition provided SLC Management with capabilities in infrastructure equity, a fit with SLC Management’s mission to provide a broad spectrum of solutions built on alternative asset classes and liability-driven investing strategies.

The fair values of the identifiable assets and liabilities acquired were:

As at July 1, 2020

Intangible assets	$357

Net assets	97

Deferred tax liabilities	(67)

Total identifiable net assets at fair value	387

Financial liability	(129)

Goodwill arising on acquisition(1)	288

Total consideration(2)	$546

(1)  Goodwill of $288 reflects InfraRed’s non-contractual customer relationships.

(2)  Amount includes $29 of contingent consideration.

The fair values of the identifiable assets and liabilities are subject to refinement and may be retroactively adjusted to reflect new information obtained about facts and circumstances that existed at the acquisition date during the measurement period.

The non-controlling interest (“NCI”) of 20% will be recognized as a financial liability initially measured at fair value and subsequently measured at amortized cost. Any changes to the carrying value of the financial liability will be recognized in the Consolidated Statements of Operations. As part of the transaction, InfraRed minority shareholders have the option to require us to purchase their shares in 2024. We have a call option to acquire the remaining outstanding shares in InfraRed commencing in 2025.

BentallGreenOak

On July 1, 2019, we acquired 56% of BentallGreenOak (“BGO”), which was the product of the merger of the Bentall Kennedy group of companies (“Bentall Kennedy”) and GreenOak Real Estate (“GreenOak”), a global real estate investment firm. The former GreenOak shareholders hold the remaining interest in BGO. Total consideration of $411 included approximately $192 in cash and 44% of our interest in Bentall Kennedy which, valued on a discounted cash flow basis, represents consideration of $219. The combined entity is reported in our Asset Management business segment.

Notes to Consolidated Financial Statements Sun Life Financial Inc. Annual Report 2020	123

The fair values of the identifiable assets and liabilities acquired were:

As at July 1, 2019

Intangible assets	$ 238

Net assets	23

Deferred tax liabilities	(48)

Total identifiable net assets at fair value	213

Non-controlling interests(1)	(339)

Goodwill arising on acquisition	537

Total consideration	$ 411

(1)

We have elected to measure NCI at fair value for this acquisition. The fair value was determined by calculating the proportionate share of the present value of future cash flows relating to NCI. Significant assumptions inherent in the valuation of NCI include the estimated after-tax cash flows expected to be received and an assessment of the appropriate discount rate.

This transaction has two additional components (“Additional components”):

A.

We have the option to acquire the remaining outstanding shares in BGO commencing in 2026 (“call option”), and BGO minority shareholders have the option to require us to purchase their shares in 2027 (“put option”).

B.

In addition to our 56% ownership interest in BGO, we have acquired the right to 75% of former GreenOak shareholders’ share of BGO’s earnings for the period from July 2019 to December 2027. Consideration is to be paid in quarterly instalments over that period (“deferred payments”).

The present values of the put option and deferred payments are calculated using our incremental borrowing rate; the subsequent interest expense recorded using the effective interest method will be recognized in the Consolidated Statements of Operations. Subsequent revisions to the expected exercise price payable for the put option will be recognized in the Consolidated Statements of Operations. If the put option expires unexercised or is cancelled, the carrying value of the financial liability will be released first to NCI, with excess amounts if any recognized against Retained earnings. If the call option is exercised, the liabilities relating to the Additional components will be extinguished and recognized against Retained earnings.

The Additional components are financial liabilities. Amounts were initially measured at the present value of $951 for the put option and $467 for the deferred payments in Other liabilities, with a corresponding reduction to NCI, limited to the original amount recorded upon the acquisition of BGO. Excess amounts were recognized against Retained earnings. At the date of acquisition, the impact to our assets, liabilities, and equity is as follows:

As at July 1, 2019	Share purchase		Additional components	Total

Cash consideration	$(192)		$—	$(192)

Net assets	23		—	23

Intangible assets	238		—	238

Goodwill(1)	537		—	537

Total assets	$606		$—	$606

Deferred tax liability	$(48)		$—	$(48)

Put option liability	—		(951)	(951)

Deferred payments liability	—		(467)	(467)

Total liabilities	$(48)		$(1,418)	$(1,466)

Non-controlling interests - Bentall Kennedy	$(171	) (2)	$171	$—

Non-controlling interests - GreenOak(3)	(339)		324	(15)

Retained earnings	(48	) (2)	923	875

Total equity	$(558)		$1,418	$860

(1)	Goodwill of $537 reflects GreenOak’s non-contractual customer relationships. Approximately $285 of goodwill is tax-deductible.
(2)	The aggregate amount of $219 represents the fair value of our interest in Bentall Kennedy transferred as consideration.
(3)	The remaining $15 represents specifically identifiable assets where the risks and rewards accrue to the former GreenOak shareholders and are distributed through a separate class of shares.

Acquisitions and Other in Asia

On October 17, 2019, we entered into a 15-year bancassurance partnership with Tien Phong Commercial Bank (“TPBank”). TPBank is fast growing with a strong Client focus, and is a digital leader in Vietnam. The new partnership aligns with our strategic priority to be a leader in Asia through distribution excellence. The agreement includes an initial payment of approximately $107, which was funded with internal resources. The initial payment is capitalized as an intangible asset and will be amortized over 15 years based on a units-of-production method.

124	Sun Life Financial Inc. Annual Report 2020 Notes to Consolidated Financial Statements

 4.  Segmented Information

We have five reportable business segments: Canada, U.S., Asset Management, Asia, and Corporate. These business segments operate in the financial services industry and reflect our management structure and internal financial reporting. Corporate includes the results of our UK business unit and our Corporate Support operations, which include run-off reinsurance operations as well as investment income, expenses, capital, and other items not allocated to our other business groups.

Revenues from our business segments are derived primarily from life and health insurance, investment management and annuities, and mutual funds. Revenues not attributed to the strategic business units are derived primarily from Corporate investments and earnings on capital. Transactions between segments are executed and priced at an arm’s-length basis in a manner similar to transactions with third parties.

The expenses in each business segment may include costs or services directly incurred or provided on their behalf at the enterprise level. For other costs not directly attributable to one of our business segments, we use a management reporting framework that uses assumptions, judgments, and methodologies for allocating overhead costs and indirect expenses to our business segments.

Intersegment transactions consist primarily of internal financing agreements which are measured at fair values prevailing when the arrangements are negotiated. Intersegment investment income consists primarily of interest paid by U.S. to Corporate. Intersegment fee income is primarily asset management fees paid by our business segments to Asset Management. Effective January 1, 2020, SLC Management is collecting fee income and is incurring the operational expenses associated with the management of the general fund assets. Intersegment transactions are eliminated in the Consolidation adjustments column in the following tables.

Management considers its external Clients to be individuals and corporations. We are not reliant on any individual Client as none is individually significant to our operations.

Notes to Consolidated Financial Statements Sun Life Financial Inc. Annual Report 2020	125

Results by segment for the years ended December 31, are as follows:

	Canada	U.S.	Asset Management(1)	Asia	Corporate	Consolidation adjustments(1)	Total

2020
Gross premiums:
Annuities	$3,594	$—	$—	$108	$27	$—	$3,729
Life insurance	5,358	1,548	—	4,821	85	—	11,812
Health insurance	6,011	4,583	—	33	22	—	10,649

Total gross premiums	14,963	6,131	—	4,962	134	—	26,190
Less: Ceded premiums	1,530	695	—	212	15	—	2,452
Net investment income (loss)	6,823	2,610	23	2,550	758	(46)	12,718
Fee income	1,376	92	5,014	572	103	(276)	6,881

Total revenue	21,632	8,138	5,037	7,872	980	(322)	43,337
Less:
Total benefits and expenses	20,669	7,825	3,712	7,137	1,029	(322)	40,050
Income tax expense (benefit)	50	56	334	54	1	—	495
Total net income (loss)	$913	$257	$991	$681	$(50)	$—	$2,792
Less:
Net income (loss) attributable to participating policyholders	196	—	—	87	—	—	283
Net income (loss) attributable to non-controlling interests	—	—	11	—	—	—	11

Shareholders’ net income (loss)	$717	$257	$980	$594	$(50)	$—	$2,498

2019
Gross premiums:
Annuities	$3,276	$1	$—	$2	$23	$—	$3,302
Life insurance	5,178	1,605	—	2,597	90	—	9,470
Health insurance	5,629	4,232	—	31	16	—	9,908

Total gross premiums	14,083	5,838	—	2,630	129	—	22,680
Less: Ceded premiums	1,488	662	—	222	20	—	2,392
Net investment income (loss)	6,474	2,802	83	2,865	905	11	13,140
Fee income	1,320	86	4,471	531	118	(275)	6,251
Total revenue	20,389	8,064	4,554	5,804	1,132	(264)	39,679
Less:
Total benefits and expenses	19,317	7,878	3,391	5,172	1,014	(326)	36,446
Income tax expense (benefit)	15	28	262	51	(70)	—	286

Total net income (loss)	$1,057	$158	$901	$581	$188	$62	$2,947
Less:
Net income (loss) attributable to participating policyholders	174	(5)	—	61	—	—	230
Net income (loss) attributable to non-controlling interests	—	—	4	—	—	—	4

Shareholders’ net income (loss)	$883	$163	$897	$520	188	$62	$2,713

(1)	Reflects a change in presentation for our Asset Management segment effective January 1, 2020. We have updated the prior period to reflect this change in presentation.

126	Sun Life Financial Inc. Annual Report 2020 Notes to Consolidated Financial Statements

Assets and liabilities by segment are as follows:

	Canada	U.S.	Asset Management	Asia	Corporate	Consolidation adjustments	Total

As at December 31, 2020

Total general fund assets	$106,318	$33,790	$6,957	$36,414	$13,897	$(286)	$197,090

Investments for account of segregated fund holders	$107,494	$541	$—	$7,211	$10,675	$—	$125,921

Total general fund liabilities	$97,728	$30,354	$4,898	$30,004	$8,530	$(286)	$171,228

As at December 31, 2019

Total general fund assets	$94,909	$34,711	$5,666	$31,285	$13,930	$(272)	$180,229

Investments for account of segregated fund holders	$98,758	$514	$—	$6,675	$11,026	$—	$116,973

Total general fund liabilities	$86,847	$31,044	$4,250	$25,750	$8,102	$(272)	$155,721

The revenue and assets of our business segments differ from geographic segments primarily due to the geographic segmenting of our Asset Management and Corporate segments.

The following table shows revenue by country for Asset Management and Corporate:

	Asset Management			Corporate
For the years ended December 31,	2020	2019		2020	2019

Revenue:

United States(1)	$4,505	$4,185		$169	$129

United Kingdom	174	32		725	903

Canada(1)	311	326	(2)	79	93

Other countries	47	11		7	7

Total revenue	$5,037	$4,554		$980	$1,132

(1)	Reflects a change in presentation for our Asset Management segment effective January 1, 2020. We have updated the prior period to reflect this change in presentation.
(2)	Consists of the Canadian operations of Bentall Kennedy and Sun Life Institutional Investments (Canada) Inc. for Asset Management.

The following table shows total assets by country for Asset Management and Corporate:

	Asset Management			Corporate
As at December 31,	2020	2019		2020	2019

Total general fund assets:

United States	$5,124	$4,770		$2,227	$2,329

United Kingdom	1,037	145		7,766	8,210

Canada	580	534	(1)	3,716	3,202

Other countries	216	217		188	189

Total general fund assets	$6,957	$5,666		$13,897	$13,930

Investment for account of segregated fund holders:

United Kingdom	$—	$—		$10,675	$11,026

Total investment for account of segregated fund holders	$—	$—		$10,675	$11,026

(1)  Consists of the Canadian operations of Bentall Kennedy and Sun Life Institutional Investments (Canada) Inc. for Asset Management.

Notes to Consolidated Financial Statements Sun Life Financial Inc. Annual Report 2020	127

 5.    Total Invested Assets and Related Net Investment Income

5.A Fair Value of Invested Assets

5.A.i Carrying Value and Fair Value of Financial Assets and Other Financial Liabilities

The carrying values and fair values of our financial assets are shown in the following table:

As at	December 31, 2020		December 31, 2019
	Carrying value	Fair value	Carrying value	Fair value

Assets

Cash, cash equivalents and short-term securities	$13,527	$13,527	$9,575	$9,575

Debt securities - fair value through profit or loss	77,834	77,834	67,894	67,894

Debt securities - available-for-sale(1)	11,255	11,255	13,712	13,712

Equity securities - fair value through profit or loss	6,369	6,369	4,474	4,474

Equity securities - available-for-sale	262	262	313	313

Mortgages and loans(1)	49,946	56,231	48,222	52,028

Derivative assets	2,160	2,160	1,548	1,548

Other invested assets - fair value through profit or loss(2)	3,339	3,339	3,016	3,016

Other invested assets - available-for-sale(2)	828	828	813	813

Policy loans	3,265	3,265	3,218	3,218

Total financial assets(3)	$168,785	$175,070	$152,785	$156,591

(1)

As at December 31, 2020, the fair value of invested assets that have contractual cash flows that qualify as SPPI include $11,159 of Debt securities - AFS ($13,602 as at December 31, 2019), $51,480 of Mortgages and loans supporting insurance contract liabilities ($47,398 as at December 31, 2019), and $4,741 of Mortgages and loans not supporting insurance contract liabilities ($4,315 as at December 31, 2019).

(2)	Other invested assets (FVTPL and AFS) include our investments in segregated funds, mutual funds and limited partnerships.
(3)

Invested assets on our Consolidated Statements of Financial Position of $177,912 ($161,619 as at December 31, 2019) includes Total financial assets in this table, Investment properties of $7,516 ($7,306 as at December 31, 2019), and Other invested assets - non-financial assets of $1,611 ($1,528 as at December 31, 2019).

Our mortgages and loans are generally carried at amortized cost. The fair value of mortgages and loans, for disclosure purposes, is determined based on the methodology and assumptions described in Note 5.A.ii. As at December 31, 2020, $43,904 and $12,327 are categorized in Level 2 and Level 3, respectively, of the fair value hierarchy described in this Note ($41,858 and $10,170, respectively, as at December 31, 2019).

Other financial liabilities are carried at amortized cost. The fair value of Other financial liabilities, for disclosure purposes, is determined based on the methodology and assumptions described in Note 5.A.ii. As at December 31, 2020, carrying value of $1,136 and fair value of $1,233 are categorized in Level 3 of the fair value hierarchy described in this Note ($956 and $972, respectively, as at December 31, 2019). Effective December 31, 2020, we have updated our disclosures to reflect this classification and have excluded these items from 5.A.iii Fair Value Hierarchy disclosures.

Derivative liabilities with a fair value of $1,744 ($2,040 as at December 31, 2019) are also included on the Consolidated Statements of Financial Position.

Policy loans are carried at their unpaid principal balances. The fair value of policy loans, for disclosure purposes, is approximated by their carrying value, as policy loans are fully secured by policy values on which the loans are made and are categorized in Level 2 of the fair value hierarchy.

5.A.ii Fair Value Methodologies and Assumptions

The fair value of government and corporate debt securities is determined using quoted prices in active markets for identical or similar securities. When quoted prices in active markets are not available, fair value is determined using market standard valuation methodologies, which include discounted cash flow analysis, consensus pricing from various broker dealers that are typically the market makers, or other similar techniques. The assumptions and valuation inputs in applying these market standard valuation methodologies are determined primarily using observable market inputs, which include, but are not limited to, benchmark yields, reported trades of identical or similar instruments, broker-dealer quotes, issuer spreads, bid prices, and reference data including market research publications. In limited circumstances, non-binding broker quotes are used.

The fair value of asset-backed securities is determined using quoted prices in active markets for identical or similar securities, when available, or valuation methodologies and valuation inputs similar to those used for government and corporate debt securities. Additional valuation inputs include structural characteristics of the securities, and the underlying collateral performance, such as prepayment speeds and delinquencies. Expected prepayment speeds are based primarily on those previously experienced in the market at projected future interest rate levels. In instances where there is a lack of sufficient observable market data to value the securities, non-binding broker quotes are used.

The fair value of equity securities is determined using quoted prices in active markets for identical securities or similar securities. When quoted prices in active markets are not available, fair value is determined using equity valuation models, which include discounted cash flow analysis and other techniques that involve benchmark comparison. Valuation inputs primarily include projected future operating cash flows and earnings, dividends, market discount rates, and earnings multiples of comparable companies.

128	Sun Life Financial Inc. Annual Report 2020 Notes to Consolidated Financial Statements

The fair value of mortgages and loans is determined by discounting the expected future cash flows using a current market interest rate applicable to financial instruments with a similar yield, credit quality, and maturity characteristics. Valuation inputs typically include benchmark yields and risk- adjusted spreads from current lending activities or loan issuances. The risk-adjusted spreads are determined based on the borrower’s credit and liquidity, as well as term and other loan-specific features. Long-term mortgages and loans are generally categorized in Level 3 of the fair value hierarchy. The significant unobservable input is a portion of these risk-adjusted spreads at or beyond the 20-year point for mortgages and at or beyond the 10-year point for loans.

The fair value of other financial liabilities is determined by using the discounted cash flow methodology at the incremental borrowing rate or the effective interest rate. Other financial liabilities categorized as Level 3 represent the present value of the estimated price we would pay to acquire any remaining outstanding shares upon exercise of a put option and any mandatory income distributions. The fair value of the liabilities is based on the average earnings before income tax, depreciation and amortization (“EBITDA”) for the preceding years before the options’ exercise dates and EBITDA multiples in accordance with the put agreements as well as the expected amount of any mandatory income distributions. A change in EBITDA would impact the fair value of other financial liabilities and our net income (loss).

The fair value of derivative financial instruments depends upon derivative types. The fair value of exchange-traded futures and options is determined using quoted prices in active markets, while the fair value of over-the-counter (“OTC”) derivatives is determined using pricing models, such as discounted cash flow analysis or other market standard valuation techniques, with primarily observable market inputs. Valuation inputs used to price OTC derivatives may include swap interest rate curves, foreign exchange spot and forward rates, index prices, the value of underlying securities, projected dividends, volatility surfaces, and in limited circumstances, counterparty quotes. The fair value of OTC derivative financial instruments also includes credit valuation adjustments to reflect the credit risk of both the derivative counterparty and ourselves as well as the impact of contractual factors designed to reduce our credit exposure, such as collateral and legal rights of offset under master netting agreements. Inputs into determining the appropriate credit valuation adjustments are typically obtained from publicly available information and include credit default swap spreads when available, credit spreads derived from specific bond yields, or published cumulative default experience data adjusted for current trends when credit default swap spreads are not available.

The fair value of other invested assets is determined using quoted prices in active markets for identical securities or similar securities. When quoted prices in active markets are not available, fair value is determined using equity valuation models, which include discounted cash flow analysis and other techniques that involve benchmark comparison. Valuation inputs primarily include projected future operating cash flows and earnings, dividends, market discount rates, and earnings multiples of comparable companies.

The fair value of investment properties is generally determined using property valuation models that are based on expected capitalization rates and models that discount expected future net cash flows at current market interest rates reflective of the characteristics, location, and market of each property. Expected future net cash flows include contractual and projected cash flows and forecasted operating expenses, and take into account interest, rental, and occupancy rates derived from market surveys. The estimates of future cash inflows in addition to expected rental income from current leases, include projected income from future leases based on significant assumptions that are consistent with current market conditions. The future rental rates are estimated based on the location, type, and quality of the properties, and take into account market data and projections at the valuation date. The fair values are typically compared to market-based information for reasonability, including recent transactions involving comparable assets. The methodologies and inputs used in these models are in accordance with real estate industry valuation standards. Valuations are prepared externally or internally by professionally accredited real estate appraisers.

The fair value of short-term securities is approximated by their carrying amount, adjusted for credit risk where appropriate.

The fair value of investments for account of segregated fund holders is determined using quoted prices in active markets or independent valuation information provided by investment managers. The fair value of direct investments within investments for account of segregated fund holders, such as short-term securities and government and corporate debt securities, is determined according to valuation methodologies and inputs described above in the respective asset type sections.

The methodologies and assumptions for determining the fair values of investment contract liabilities are included in Note 10.B.

5.A.iii Fair Value Hierarchy

We categorize our assets and liabilities carried at fair value, based on the priority of the inputs to the valuation techniques used to measure fair value, into a three-level fair value hierarchy as follows:

Level 1: Fair value is based on the unadjusted quoted prices for identical assets or liabilities in an active market. The types of assets and liabilities classified as Level 1 generally include cash and cash equivalents, certain U.S. government and agency securities, exchange-traded equity securities, and certain segregated and mutual fund units held for account of segregated fund holders.

Level 2: Fair value is based on quoted prices for similar assets or liabilities traded in active markets, or prices from valuation techniques that use significant observable inputs, or inputs that are derived principally from or corroborated with observable market data through correlation or other means. The types of assets and liabilities classified as Level 2 generally include Canadian federal, provincial and municipal government, other foreign government and corporate debt securities, certain asset-backed securities, OTC derivatives, and certain segregated and mutual fund units held for account of segregated fund holders.

Level 3: Fair value is based on valuation techniques that require one or more significant inputs that are not based on observable market inputs. These unobservable inputs reflect our expectations about the assumptions market participants would use in pricing the asset or liability. The types of assets and liabilities classified as Level 3 generally include certain corporate bonds, certain other invested assets and investment properties.

Notes to Consolidated Financial Statements Sun Life Financial Inc. Annual Report 2020	129

Our assets and liabilities that are carried at fair value on a recurring basis by hierarchy level are as follows:

As at	December 31, 2020				December 31, 2019

	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Assets

Cash, cash equivalents and short-term securities	$12,428	$1,099	$—	$13,527	$9,044	$531	$—	$9,575

Debt securities - fair value through profit or loss	1,537	76,072	225	77,834	1,641	66,005	248	67,894

Debt securities - available-for-sale	796	10,392	67	11,255	1,363	12,299	50	13,712

Equity securities - fair value through profit or loss	3,777	2,411	181	6,369	1,868	2,418	188	4,474

Equity securities - available-for-sale	144	71	47	262	152	126	35	313

Derivative assets	36	2,124	—	2,160	20	1,528	—	1,548

Other invested assets	1,094	428	2,645	4,167	1,000	384	2,445	3,829

Investment properties	—	—	7,516	7,516	—	—	7,306	7,306

Total invested assets measured at fair value	$19,812	$92,597	$10,681	$123,090	$15,088	$83,291	$10,272	$108,651

Investments for account of segregated fund holders	26,832	98,539	550	125,921	26,380	90,044	549	116,973

Total assets measured at fair value	$46,644	$191,136	$11,231	$249,011	$41,468	$173,335	$10,821	$225,624

Liabilities

Investment contract liabilities	$—	$—	$2	$2	$—	$—	$2	$2

Derivative liabilities	13	1,731	—	1,744	14	2,026	—	2,040

Total liabilities measured at fair value	$13	$1,731	$2	$1,746	$14	$2,026	$2	$2,042

Debt securities - fair value through profit or loss consist of the following:

As at	December 31, 2020				December 31, 2019

	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Canadian federal government	$—	$4,546	$14	$4,560	$—	$3,875	$15	$3,890

Canadian provincial and municipal government	—	16,909	—	16,909	—	13,811	15	13,826

U.S. government and agency	1,537	141	—	1,678	1,641	106	1	1,748

Other foreign government	—	5,274	7	5,281	—	5,172	9	5,181

Corporate	—	42,507	157	42,664	—	37,508	173	37,681

Asset-backed securities:

Commercial mortgage-backed securities	—	2,199	6	2,205	—	1,753	6	1,759

Residential mortgage-backed securities	—	2,459	—	2,459	—	2,176	—	2,176

Collateralized debt obligations	—	389	—	389	—	157	—	157

Other	—	1,648	41	1,689	—	1,447	29	1,476

Total debt securities - fair value through profit or loss	$1,537	$76,072	$225	$77,834	$1,641	$66,005	$248	$67,894

Debt securities - available-for-sale consist of the following:

As at	December 31, 2020				December 31, 2019

	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Canadian federal government	$—	$1,929	$—	$1,929	$—	$2,556	$—	$2,556

Canadian provincial and municipal government	—	1,333	—	1,333	—	1,139	—	1,139

U.S. government and agency	796	1	—	797	1,363	—	—	1,363

Other foreign government	—	822	1	823	—	735	1	736

Corporate	—	4,258	52	4,310	—	5,039	45	5,084

Asset-backed securities:

Commercial mortgage-backed securities	—	750	2	752	—	777	—	777

Residential mortgage-backed securities	—	292	—	292	—	362	—	362

Collateralized debt obligations	—	531	—	531	—	730	—	730

Other	—	476	12	488	—	961	4	965

Total debt securities - available-for-sale	$796	$10,392	$67	$11,255	$1,363	$12,299	$50	$13,712

During 2020 and 2019, we did not have any significant transfers between Level 1 and Level 2.

130	Sun Life Financial Inc. Annual Report 2020 Notes to Consolidated Financial Statements

The following table provides a reconciliation of the beginning and ending balances for assets that are categorized in Level 3:

For the year ended	Debt securities - fair value through profit or loss	Debt securities - available- for-sale	Equity securities - fair value through profit or loss	Equity securities - available- for-sale	Other invested assets	Investment properties	Total invested assets measured at fair value	Investments for account of segregated fund holders	Total assets measured at fair value

December 31, 2020

Beginning balance	$248	$50	$188	$35	$2,445	$7,306	$10,272	$549	$10,821

Included in net income(1)(2)(3)	11	—	—	—	(87)	(63)	(139)	(22)	(161)

Included in OCI(2)	—	2	—	—	19	—	21	—	21

Purchases	67	15	11	46	594	620	1,353	30	1,383

Sales / Payments	(10)	—	(2)	(33)	(304)	(325)	(674)	(14)	(688)

Settlements	(9)	(2)	(15)	—	—	—	(26)	(1)	(27)

Transfers into Level 3(4)	3	2	—	—	—	—	5	1	6

Transfers (out) of Level 3(4)	(88)	(1)	—	—	—	—	(89)	(1)	(90)

Foreign currency translation(5)	3	1	(1)	(1)	(22)	(22)	(42)	8	(34)

Ending balance	$225	$67	$181	$47	$2,645	$7,516	$10,681	$550	$11,231

Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$2	$—	$—	$—	$(68)	$13	$(53)	$(23)	$(76)

December 31, 2019

Beginning balance	$373	$43	$202	$36	$2,241	$7,157	$10,052	$1,596	$11,648

Acquisitions	—	—	—	—	13	—	13	—	13

Included in net income(1)(2)(3)	28	—	(2)	(23)	(80)	238	161	45	206

Included in OCI(2)	—	4	—	2	13	—	19	—	19

Purchases	85	35	5	22	521	689	1,357	152	1,509

Sales / Payments	(49)	—	(9)	—	(122)	(701)	(881)	(59)	(940)

Settlements	(40)	—	—	—	—	—	(40)	(1)	(41)

Transfers into Level 3(4)	15	—	—	—	—	—	15	—	15

Transfers (out) of Level 3(4)(6)	(159)	(31)	(4)	—	(110)	—	(304)	(1,178)	(1,482)

Foreign currency translation(5)	(5)	(1)	(4)	(2)	(31)	(77)	(120)	(6)	(126)

Ending balance	$248	$50	$188	$35	$2,445	$7,306	$10,272	$549	$10,821

Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$4	$—	$(3)	$—	$(78)	$272	$195	$25	$220

(1)	Included in Net investment income (loss) for Total invested assets measured at fair value in our Consolidated Statements of Operations.
(2)

Total gains and losses in net income (loss) and OCI are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For an asset or liability that transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the table above. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the table above.

(3)

Investment properties included in net income is comprised of fair value changes on investment properties of $19 ($305 in 2019), net of amortization of leasing commissions and tenant inducements of $82 ($67 in 2019). As at December 31, 2020, we have used assumptions that reflect known changes in the property values including changes in expected future cash flows.

(4)

Transfers into Level 3 occur when the inputs used to price the assets and liabilities lack observable market data, and as a result, no longer meet the Level 1 or 2 definitions at the reporting date. Transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria and are primarily the result of observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability.

(5)	Foreign currency translation relates to the foreign exchange impact of translating Level 3 assets and liabilities of foreign subsidiaries from their functional currencies to Canadian dollars.
(6)

An update of certain specific criteria used to determine the leveling classification of the financial instruments was made in 2019 to align with industry practice. This resulted in transfers out of Level 3, including $1,178 for Investments for account of segregated fund holders as well as $110 for Other invested assets, and transferred into Level 2 based on the availability of observable inputs and other criteria.

Unobservable Inputs and Sensitivity for Level 3 Assets

Our assets categorized in Level 3 of the fair value hierarchy are primarily Investment properties, Debt securities and Other invested assets.

The fair value of Investment properties is determined by using the discounted cash flow methodology as described in Note 5.A.ii. The key unobservable inputs used in the valuation of investment properties as at December 31, 2020 include the following:

●

Estimated rental value: The estimated rental value is based on contractual rent and other local market lease transactions, net of reimbursable operating expenses. An increase (decrease) in the estimated rental value would result in a higher (lower) fair value. The estimated rental value varies depending on the property types, which include retail, office, and industrial properties. The estimated rental value (in dollars, per square foot, per annum) ranges from $12.00 to $76.00 for retail and office properties and from $3.00 to $21.50 for industrial properties.

●

Rental growth rate: The rental growth rate is typically estimated based on expected market behaviour, which is influenced by the type of property and geographic region of the property. An increase (decrease) in the rental growth rate would result in a higher (lower) fair value. The

Notes to Consolidated Financial Statements Sun Life Financial Inc. Annual Report 2020	131

rental growth rate (per annum) ranges from 0.00% to 3.00%, however the one- to two-year short-term rent curve is either below or above this range for select properties.
●

Long-term vacancy rate: The long-term vacancy rate is typically estimated based on expected market behaviour, which is influenced by the type of property and geographic region of the property. An increase (decrease) in the long-term vacancy rate would result in a lower (higher) fair value. The long-term vacancy rate ranges from 2.00% to 10.00%.

●

Discount rate: The discount rate is derived from market activity across various property types and geographic regions and is a reflection of the expected rate of return to be realized on the investment over the next 10 years. An increase (decrease) in the discount rate would result in a lower (higher) fair value. The discount rate ranges from 4.00% to 10.25%.

●

Terminal capitalization rate: The terminal capitalization rate is derived from market activity across various property types and geographic regions and is a reflection of the expected rate of return to be realized on the investment over the remainder of its life after the 10-year period. An increase (decrease) in the terminal capitalization rate would result in a lower (higher) fair value. The terminal capitalization rate ranges from 4.25% to 8.75%.

Changes in the estimated rental value are positively correlated with changes in the rental growth rate. Changes in the estimated rental value are negatively correlated with changes in the long-term vacancy rate, the discount rate, and the terminal capitalization rate.

Our Debt securities categorized in Level 3, which are included in Debt securities - FVTPL and Debt securities - AFS in the Level 3 roll forward table, consist primarily of corporate bonds. The fair value of these corporate bonds is generally determined using broker quotes that cannot be corroborated with observable market transactions. Significant unobservable inputs for these corporate bonds would include issuer spreads, which are comprised of credit, liquidity, and other security-specific features of the bonds. An increase (decrease) in these issuer spreads would result in a lower (higher) fair value. Due to the unobservable nature of these broker quotes, we do not assess whether applying reasonably possible alternative assumptions would have an impact on the fair value of the Level 3 corporate bonds. The majority of our debt securities categorized in Level 3 are FVTPL assets supporting insurance contract liabilities. Changes in the fair value of these assets supporting insurance contract liabilities are largely offset by changes in the corresponding insurance contract liabilities under CALM. As a result, though using reasonably possible alternative assumptions may have an impact on the fair value of the Level 3 debt securities, it would not have a significant impact on our Consolidated Financial Statements.

The Other invested assets categorized in Level 3, which are included in Other invested assets - FVTPL and Other invested assets - AFS in the Level 3 roll forward table, consists primarily of limited partnership investments. The fair value of our limited partnership investments is based on net asset value (“NAV”) provided by management of the limited partnership investments. Based on the unobservable nature of these NAVs, we do not assess whether applying reasonably possible alternative assumptions would have an impact on the fair value of the Level 3 limited partnership investments.

Valuation Process for Level 3 Assets

Our assets categorized in Level 3 of the fair value hierarchy are primarily Investment properties, Debt securities and limited partnership investments included in Other invested assets. Our valuation processes for these assets are as follows:

The fair value of investment properties are based on the results of appraisals performed annually and reviewed quarterly for material changes. The valuation methodology used to determine the fair value is in accordance with the standards of the Appraisal Institute of Canada, the U.S., and the UK. Investment properties are appraised externally at least once every three years. Investment properties not appraised externally in a given year are reviewed by qualified appraisers. A management committee, including investment professionals, reviews the fair value of investment properties for overall reasonability.

The fair value of Debt securities is generally obtained by external pricing services. We obtain an understanding of inputs and valuation methods used by external pricing services. When fair value cannot be obtained from external pricing services, broker quotes, or internal models subject to detailed review and validation processes are used. The fair value of debt securities is subject to price validation and review procedures to ensure overall reasonability.

The fair value of limited partnership investments, included in Other invested assets, is based on NAV. The financial statements used in calculating the NAV are generally audited annually. We review the NAV of the limited partnership investments and perform analytical and other procedures to ensure the fair value is reasonable.

132	Sun Life Financial Inc. Annual Report 2020 Notes to Consolidated Financial Statements

5.B Interest and Other Investment Income

Interest and other investment income presented in our Consolidated Statements of Operations consist of the following:

For the years ended December 31,	2020	2019

Interest income:

Cash, cash equivalents and short-term securities	$71	$164

Debt securities - fair value through profit or loss	2,485	2,395

Debt securities - available-for-sale	317	411

Mortgages and loans	2,189	2,208

Derivative investments	46	30

Policy loans	188	188

Total interest income	5,296	5,396

Equity securities - dividends on fair value through profit or loss	165	137

Equity securities - dividends on available-for-sale	4	8

Investment properties rental income(1)	551	575

Investment properties expenses	(243)	(252)

Other income	(154)	196

Investment expenses and taxes	(212)	(205)

Total interest and other investment income	$5,407	$5,855

(1)	Includes operating lease rental income from investment properties.

5.C Fair Value and Foreign Currency Changes on Assets and Liabilities

Fair value and foreign currency changes on assets and liabilities presented in our Consolidated Statements of Operations consist of the following:

For the years ended December 31,	2020	2019

Fair value change:

Cash, cash equivalents and short-term securities	$(10)	$(2)

Debt securities	5,209	5,686

Equity securities	357	629

Derivative investments	1,306	772

Other invested assets	(3)	77
Total change in fair value through profit or loss assets and liabilities	6,859	7,162

Fair value changes on investment properties	19	305

Foreign exchange gains (losses)(1)	(18)	(349)

Fair value and foreign currency changes on assets and liabilities	$6,860	$7,118

(1)

Primarily arises from the translation of foreign currency denominated AFS monetary assets and mortgage and loans. Any offsetting amounts arising from foreign currency derivatives are included in the fair value change on derivative investments.

5.D Cash, Cash Equivalents and Short-Term Securities

Cash, cash equivalents and short-term securities presented in our Consolidated Statements of Financial Position and Net cash, cash equivalents and short-term securities presented in our Consolidated Statements of Cash Flows consist of the following:

As at December 31,	2020	2019

Cash	$2,498	$1,656

Cash equivalents	8,156	5,059

Short-term securities	2,873	2,860

Cash, cash equivalents and short-term securities	13,527	9,575

Less: Bank overdraft, recorded in Other liabilities	6	30

Net cash, cash equivalents and short-term securities	$13,521	$9,545

Notes to Consolidated Financial Statements Sun Life Financial Inc. Annual Report 2020	133

5.E Derivative Financial Instruments and Hedging Activities

The fair values of derivative financial instruments by major class of derivatives are as follows:

As at December 31,	2020		2019
	Fair value		Fair value
	Assets	Liabilities	Assets	Liabilities

Interest rate contracts	$1,409	$(340)	$1,198	$(517)

Foreign exchange contracts	659	(1,382)	242	(1,516)

Other contracts	92	(22)	108	(7)

Total derivatives	$2,160	$(1,744)	$1,548	$(2,040)

The following table presents the fair values of derivative assets and liabilities categorized by type of hedge for accounting purposes and derivative investments:

As at December 31,	2020			2019

	Total notional amount	Fair value		Total notional amount	Fair value
		Assets	Liabilities		Assets	Liabilities

Derivative investments(1)	$61,680	$2,140	$(1,722)	$60,707	$1,517	$(1,831)

Fair value hedges	278	5	(2)	616	—	(208)

Cash flow hedges	834	15	(20)	808	31	(1)

Total derivatives	$62,792	$2,160	$(1,744)	$62,131	$1,548	$(2,040)

(1)	Derivative investments are derivatives that have not been designated as hedges for accounting purposes.

We did not have any net investment hedges in 2020 or 2019.

Hedge ineffectiveness recognized in Interest and other investment income consists of the following:

For the years ended December 31,	2020	2019

Fair value hedging ineffectiveness:

Gains (losses) on the hedged items attributable to the hedged risk	$(209)	$71

Gains (losses) on the hedging derivatives	207	(64)

Net ineffectiveness on fair value hedges	$(2)	$7

For cash flow hedges, we had hedge ineffectiveness of $1 in 2020 ($1 in 2019). We expect to reclassify a gain of $6 from accumulated OCI to net income within the next 12 months that relates to cash flow hedges of anticipated award payments under certain share-based payment plans that are expected to occur in 2021, 2022 and 2023 and cash flow hedges which hedge against foreign exchange exposure. The reclassification of accumulated OCI to income relating to these foreign currency forwards occurs upon disposal or impairment of the foreign operation.

5.F Transfers of Financial Assets

We enter into transactions, including mortgage securitization, repurchase agreements and securities lending, where we transfer financial assets while retaining the risks and rewards of ownership of the assets. These transferred financial assets are not derecognized and remain on our Consolidated Statements of Financial Position. The carrying value of the transferred assets and the associated liabilities are described in the sections below.

5. F.i Mortgage Securitization

We securitize certain insured fixed-rate commercial mortgages through the creation of mortgage-backed securities under the National Housing Act Mortgage-Backed Securities (“NHA MBS”) Program sponsored by the Canada Mortgage and Housing Corporation (“CMHC”). The NHA MBS are then sold to Canada Housing Trust, a government-sponsored security trust that issues securities to third-party investors under the Canadian Mortgage Bond (“CMB”) program. The securitization of these assets does not qualify for derecognition as we have not transferred substantially all of the risks and rewards of ownership. Specifically, we continue to be exposed to pre-payment and interest rate risk associated with these assets. There are no expected credit losses on the securitized mortgages, as the mortgages were already insured by the CMHC prior to securitization. These assets continue to be recognized as Mortgages and loans in our Consolidated Statements of Financial Position. Proceeds from securitization transactions are recognized as secured borrowings and included in Other liabilities in our Consolidated Statements of Financial Position.

Receipts of principal on the securitized mortgages are deposited into a principal reinvestment account (“PRA”) to meet our repayment obligation upon maturity under the CMB program. The assets in the PRA are typically comprised of cash and cash equivalents and certain asset-backed securities. We are exposed to reinvestment risk due to the amortizing nature of the securitized mortgages relative to our repayment obligation for the full principal amount due at maturity. We mitigate this reinvestment risk using interest rate swaps.

The carrying value and fair value of the securitized mortgages as at December 31, 2020 are $1,781 and $1,873, respectively ($1,587 and $1,592, respectively, as at December 31, 2019). The carrying value and fair value of the associated liabilities as at December 31, 2020 are $1,912 and $2,032,

134	Sun Life Financial Inc. Annual Report 2020 Notes to Consolidated Financial Statements

respectively ($1,715 and $1,734, respectively, as at December 31, 2019). The carrying value of asset-backed securities in the PRA as at December 31, 2020 is $145 ($124 as at December 31, 2019). There are no cash and cash equivalents in the PRA as at December 31, 2020 and 2019.

The fair value of the secured borrowings from mortgage securitization is based on the methodologies and assumptions for asset-backed securities described in Note 5.A.ii. The fair value of these liabilities is categorized in Level 2 of the fair value hierarchy as at December 31, 2020 and 2019.

5.F.ii Repurchase Agreements

We enter into repurchase agreements for operational funding and liquidity purposes. Repurchase agreements have maturities ranging from 7 to 365 days, averaging 86 days, and bear interest at an average rate of 0.37% as at December 31, 2020 (1.81% as at December 31, 2019). The carrying values of the transferred assets and the obligations related to their repurchase, which approximate their fair values, are $2,208 as at December 31, 2020 ($1,850 as at December 31, 2019). These liabilities are categorized in Level 2 of the fair value hierarchy. Collateral primarily consists of cash and cash equivalents as well as government guaranteed securities. Details on the collateral pledged are included in Note 6.A.ii.

5.F.iii Securities Lending

The Company engages in securities lending to generate additional income. Certain securities from its portfolio are lent to other institutions for short periods. Collateral exceeding the fair value of the securities lent is deposited by the borrower with a lending agent, usually a securities custodian, and maintained by the lending agent until the underlying security has been returned to us. The fair value of the securities lent is monitored on a daily basis with additional collateral obtained or refunded as the fair values fluctuate. Collateral primarily consists of Canadian federal and provincial government securities and cash and cash equivalents. Certain arrangements allow us to invest the cash collateral received for the securities lent. The carrying values of the securities lent approximate their fair values. The carrying values of the securities lent and the related collateral held are $1,974 and $2,063, respectively, as at December 31, 2020 ($2,006 and $2,128, respectively, as at December 31, 2019). Of the collateral held, we held cash collateral of $306 as at December 31, 2020 ($nil as at December 31, 2019), which is recognized on our Consolidated Statements of Financial Position.

 6. Financial Instrument Risk Management

The significant risks related to financial instruments are credit risk, market risk (including equity risk, interest rate and spread risk, and foreign currency risk) and liquidity risk. The following sections describe how we manage these risks.

Some of our financial instruments risk management policies and procedures are described in our Annual Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2020. The shaded text and tables in the Risk Management section of the MD&A represent part of our disclosures on credit, market and liquidity risks and include a description of how we measure our risk and our objectives, policies and methodologies for managing these risks. Therefore, the shaded text and tables are an integral part of these Consolidated Financial Statements.

We use derivative instruments to manage market risks related to equity market, interest rate and currency fluctuations and in replication strategies for permissible investments. We do not engage in speculative investment in derivatives. The gap in market sensitivities or exposures between liabilities and supporting assets is monitored and managed within defined tolerance limits, by using derivative instruments, where appropriate. We use models and techniques to measure the effectiveness of our risk management strategies.

6.A Credit Risk

Risk Description

Credit risk is the possibility of loss from amounts owed by our borrowers or financial counterparties. We are subject to credit risk in connection with issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties (including derivative, repurchase agreement and securities lending counterparties), other financial institutions and other entities. Losses may occur when a counterparty fails to make timely payments pursuant to the terms of the underlying contractual arrangement or when the counterparty’s credit rating or risk profile otherwise deteriorates. Credit risk can also arise in connection with deterioration in the value of, or ability to realize, any underlying security that may be used as collateral for the debt obligation. Credit risk can occur as a result of broad economic conditions, challenges within specific sectors of the economy, or from issues affecting individual companies. Events that result in defaults, impairments or downgrades of the securities in our investment portfolio would cause the Company to record realized or unrealized losses and may cause an increase in our provisions for asset default, adversely impacting earnings.

Credit Risk Management Governance and Control

We employ a wide range of credit risk management practices and controls, as outlined below:

●	Credit risk governance practices are in place, including independent monitoring and review and reporting to senior management and the Risk Committee.
●	Risk appetite limits have been established for credit risk.
●	Income and regulatory capital sensitivities are monitored, managed and reported against pre-established risk limits.
●	Comprehensive Investment and Credit Risk Management Policy, guidelines and practices are in place.
●	Specific investment diversification requirements are in place, such as defined investment limits for asset class, geography, and industry.
●	Risk-based credit portfolio, counterparty, and sector exposure limits have been established.
●

Mandatory use of credit quality ratings for portfolio investments has been established and is reviewed regularly. These internal rating decisions for new fixed income investments and ongoing review of existing rating decisions are independently adjudicated by Corporate Risk Management.

●	Comprehensive due diligence processes and ongoing credit analyses are conducted.
●	Regulatory solvency requirements include risk-based capital requirements and are monitored regularly.
●	Comprehensive compliance monitoring practices and procedures including reporting against pre-established investment limits are in place.

Notes to Consolidated Financial Statements Sun Life Financial Inc. Annual Report 2020	135

●	Reinsurance exposures are monitored to ensure that no single reinsurer represents an undue level of credit risk.
●	Stress-testing techniques, such as Financial Condition Testing (“FCT”), are used to measure the effects of large and sustained adverse credit developments.
●	Insurance contract liabilities are established in accordance with Canadian actuarial standards of practice.
●

Internal capital targets are established at an enterprise level to cover all risks and are above minimum regulatory and supervisory levels. Actual capital levels are monitored to ensure they exceed internal targets.

6.A.i Maximum Exposure to Credit Risk

Our maximum credit exposure related to financial instruments as at December 31 is the balance as presented in our Consolidated Statements of Financial Position as we believe that these carrying amounts best represent the maximum exposure to credit risk. The credit exposure for debt securities may be increased to the extent that the amounts recovered from default are insufficient to satisfy the actuarial liability cash flows that the assets are intended to support.

The positive fair value of derivative assets is used to determine the credit risk exposure if the counterparties were to default. The credit risk exposure is the cost of replacing, at current market rates, all derivative contracts with a positive fair value. Additionally, we have credit exposure to items not on the Consolidated Statements of Financial Position as follows:

As at December 31,	2020	2019

Off-balance sheet item:

Loan commitments(1)	$1,890	$2,175

(1)

Loan commitments include commitments to extend credit under commercial and multi-family residential mortgages and private debt securities not quoted in an active market. Commitments on debt securities contain provisions that allow for withdrawal of the commitment if there is deterioration in the credit quality of the borrower.

6.A.ii Right of Offset and Collateral

We invest in financial assets which may be secured by real estate properties, pools of financial assets, third-party financial guarantees, credit insurance, and other arrangements.

For OTC derivatives, collateral is collected from and pledged to counterparties to manage credit exposure according to the Credit Support Annex (“CSA”), which forms part of the International Swaps and Derivatives Association’s (“ISDA”) master agreements. It is common practice to execute a CSA in conjunction with an ISDA master agreement. Under the ISDA master agreements for OTC derivatives, we have a right of offset in the event of default, insolvency, bankruptcy, or other early termination. In the ordinary course of business, bilateral OTC exposures under these agreements are substantially mitigated through associated collateral agreements with a majority of our counterparties.

For exchange-traded derivatives subject to derivative clearing agreements with the exchanges and clearinghouses, there is no provision for set-off at default. Initial margin is excluded from the table below as it would become part of a pooled settlement process.

For repurchase agreements and reverse repurchase agreements, assets are sold or purchased with a commitment to resell or repurchase at a future date. Additional collateral may be pledged to or collected from counterparties to manage credit exposure according to bilateral repurchase or reverse repurchase agreements. In the event of default by a counterparty, we are entitled to liquidate the assets we hold as collateral to offset against obligations to the same counterparty.

In the case of securities lending, assets are lent with a commitment from the counterparty to return at a future date. Cash or securities are received as collateral from the counterparty. In the event of default by the counterparty, we are entitled to liquidate the assets we hold as collateral to offset against obligations to the same counterparty.

136	Sun Life Financial Inc. Annual Report 2020 Notes to Consolidated Financial Statements

We do not offset financial instruments in our Consolidated Statements of Financial Position, as our rights of offset are conditional. The following tables present the effect of conditional netting and similar arrangements. Similar arrangements include global master repurchase agreements, security lending agreements, and any related rights to financial collateral.

As at December 31,		2020				2019

	Financial instruments presented in the Consolidated Statements of Financial Position(1)	Related amounts not set off in the Consolidated Statements of Financial Position			Financial instruments presented in the Consolidated Statements of Financial Position(1)	Related amounts not set off in the Consolidated Statements of Financial Position
		Financial instruments subject to master netting or similar agreements	Financial collateral (received) pledged(2)	Net amount		Financial instruments subject to master netting or similar agreements	Financial collateral (received) pledged(2)	Net amount

Financial assets:

Derivative assets (Note 6.A.v)	$ 2,160	$ (883)	$(1,139)	$138	$ 1,548	$ (737)	$(730)	$81

Reverse repurchase agreements (Note 8)	4	(4)	—	—	3	(3)	—	—

Total financial assets	$ 2,164	$ (887)	$(1,139)	$138	$ 1,551	$ (740)	$(730)	$81

Financial liabilities:

Derivative liabilities	$ (1,744)	$ 883	$736	$(125)	$ (2,040)	$ 737	$937	$(366)

Repurchase agreements (Note 5.F.ii)	(2,208)	4	2,204	—	(1,850)	3	1,847	—

Cash collateral on securities lent (Note 5.F.iii)	(306)	—	301	(5)	—	—	—	—

Total financial liabilities	$ (4,258)	$ 887	$3,241	$(130)	$ (3,890)	$ 740	$2,784	$(366)

(1)

Net amounts of the financial instruments presented in our Consolidated Statements of Financial Position are the same as our gross recognized financial instruments, as we do not offset financial instruments in our Consolidated Statements of Financial Position.

(2)

Financial collateral excludes overcollateralization and, for exchange-traded derivatives, initial margin. Total financial collateral, including initial margin and overcollateralization, received on derivative assets was $1,275 ($939 as at December 31, 2019), received on reverse repurchase agreements was $4 ($3 as at December 31, 2019), pledged on derivative liabilities was $1,830 ($1,706 as at December 31, 2019), and pledged on repurchase agreements was $2,208 ($1,850 as at December 31, 2019).

6.A.iii Concentration Risk

Concentrations of credit risk arise from exposures to a single debtor, a group of related debtors, or groups of debtors that have similar credit risk characteristics, such as groups of debtors in the same economic or geographic regions or in similar industries. Related issuers may have similar economic characteristics so that their ability to meet contractual obligations may be impacted similarly by changes in the economic or political conditions. We manage this risk by appropriately diversifying our investment portfolio through the use of concentration limits. In particular, we maintain policies which set counterparty exposure limits to manage the credit exposure for investments in any single issuer or to the same underlying credit. Exceptions exist for investments in securities which are issued or guaranteed by the Government of Canada, U.S. or UK and issuers for which the Risk Committee have granted specific approval. Mortgages are collateralized by the related property, and generally do not exceed 75% of the value of the property at the time the original loan is made. Our mortgages and loans are diversified by type and location and, for mortgages, by borrower. Loans provide diversification benefits (name, industry and geography) and often provide stronger covenants and collateral than public debt securities, thereby providing both better credit protection and potentially higher recoveries in the event of default. The following tables provide details of the debt securities, mortgages and loans held by issuer country, geographic location and industry sector, where applicable.

The carrying value of debt securities by geographic location is shown in the following table. The geographic location is based on the country of the creditor’s parent.

As at December 31,	2020			2019
	Fair value through profit or loss	Available- for-sale	Total debt securities	Fair value through profit or loss	Available- for-sale	Total debt securities

Canada	$ 34,005	$4,685	$38,690	$ 28,221	$5,031	$33,252

United States	27,183	3,984	31,167	24,224	5,822	30,046

United Kingdom	4,592	487	5,079	4,874	528	5,402

Other	12,054	2,099	14,153	10,575	2,331	12,906

Balance	$ 77,834	$11,255	$89,089	$ 67,894	$13,712	$81,606

Notes to Consolidated Financial Statements Sun Life Financial Inc. Annual Report 2020	137

The carrying value of debt securities by issuer and industry sector is shown in the following table:

As at December 31,	2020			2019
	Fair value through profit or loss	Available- for-sale	Total debt securities	Fair value through profit or loss	Available- for-sale	Total debt securities

Debt securities issued or guaranteed by:

Canadian federal government	$ 4,560	$1,929	$6,489	$ 3,890	$2,556	$6,446

Canadian provincial and municipal government	16,909	1,333	18,242	13,826	1,139	14,965

U.S. government and agency	1,678	797	2,475	1,748	1,363	3,111

Other foreign government	5,281	823	6,104	5,181	736	5,917

Total government issued or guaranteed debt securities	28,428	4,882	33,310	24,645	5,794	30,439

Corporate debt securities by industry sector:

Financials	10,644	1,212	11,856	9,341	1,585	10,926

Utilities	7,561	682	8,243	6,693	565	7,258

Industrials	5,659	567	6,226	4,800	629	5,429

Energy	4,452	350	4,802	3,867	365	4,232

Communication services	3,644	322	3,966	3,075	471	3,546

Real estate	2,438	329	2,767	2,595	368	2,963

Health care	1,986	186	2,172	1,886	236	2,122

Consumer staples	1,893	158	2,051	1,703	221	1,924

Consumer discretionary	1,606	165	1,771	1,268	219	1,487

Materials	1,473	152	1,625	1,331	212	1,543

Information technology	1,308	187	1,495	1,122	213	1,335

Total corporate debt securities	42,664	4,310	46,974	37,681	5,084	42,765

Asset-backed securities	6,742	2,063	8,805	5,568	2,834	8,402

Total debt securities	$ 77,834	$11,255	$89,089	$ 67,894	$13,712	$81,606

The carrying value of mortgages and loans by geographic location and type is shown in the following tables. The geographic location for mortgages is based on location of property, while for corporate loans it is based on the country of the creditor’s parent.

As at December 31, 2020	Canada	United States	United Kingdom	Other	Total

Mortgages:

Retail	$1,963	$1,747	$—	$—	$3,710

Office	1,635	1,846	—	—	3,481

Multi-family residential	3,950	1,681	—	—	5,631

Industrial and land	996	949	—	—	1,945

Other	575	86	—	—	661

Total mortgages(1)	$9,119	$6,309	$—	$—	$15,428

Loans	$13,107	$13,773	$3,798	$3,840	$34,518

Total mortgages and loans	$22,226	$20,082	$3,798	$3,840	$49,946

(1)	$4,008 of mortgages in Canada are insured by the CMHC.

As at December 31, 2019	Canada	United States	United Kingdom	Other	Total

Mortgages:

Retail	$1,981	$1,921	$—	$—	$3,902

Office	1,854	2,068	—	—	3,922

Multi-family residential	3,900	1,791	—	—	5,691

Industrial and land	861	1,037	—	—	1,898

Other	714	98	—	—	812

Total mortgages(1)	$9,310	$6,915	$—	$—	$16,225

Loans	$13,249	$11,994	$3,297	$3,457	$31,997

Total mortgages and loans	$22,559	$18,909	$3,297	$3,457	$48,222

(1)	$3,966 of mortgages in Canada are insured by the CMHC.

138	Sun Life Financial Inc. Annual Report 2020 Notes to Consolidated Financial Statements

6.A.iv Contractual Maturities

The contractual maturities of debt securities are shown in the following table. Actual maturities could differ from contractual maturities because of the borrower’s right to call or extend or right to prepay obligations, with or without prepayment penalties.

As at December 31,		2020		2019
	Fair value through profit or loss	Available- for-sale	Total debt securities	Fair value through profit or loss	Available- for-sale	Total debt securities

Due in 1 year or less	$ 3,048	$721	$3,769	$2,094	$2,025	$4,119

Due in years 2-5	10,526	3,549	14,075	9,692	3,954	13,646

Due in years 6-10	10,459	3,540	13,999	9,655	3,301	12,956

Due after 10 years	53,801	3,445	57,246	46,453	4,432	50,885

Total debt securities	$ 77,834	$11,255	$89,089	$67,894	$13,712	$81,606

The carrying value of mortgages by scheduled maturity, before allowances for losses, is as follows:

As at December 31,	2020	2019

Due in 1 year or less	$1,230	$1,099

Due in years 2-5	5,465	5,255

Due in years 6-10	5,884	6,787

Due after 10 years	2,915	3,154

Total mortgages	$15,494	$16,295

The carrying value of loans by scheduled maturity, before allowances for losses, is as follows:

As at December 31,	2020	2019

Due in 1 year or less	$2,192	$1,834

Due in years 2-5	6,954	6,872

Due in years 6-10	6,670	5,449

Due after 10 years	18,751	17,889

Total loans	$34,567	$32,044

Notes to Consolidated Financial Statements Sun Life Financial Inc. Annual Report 2020	139

Notional amounts of derivative financial instruments are the basis for calculating payments and are generally not the actual amounts exchanged. The following table provides the notional amounts of derivative instruments outstanding by type of derivative and term to maturity:

As at December 31,		2020				2019

		Term to maturity				Term to maturity

	Under 1 Year	1 to 5 Years	Over 5 Years	Total	Under 1 Year	1 to 5 Years	Over 5 Years	Total

Over-the-counter contracts:

Interest rate contracts:

Forward contracts	$—	$6	$—	$6	$50	$—	$—	$50

Swap contracts	1,010	3,363	13,302	17,675	1,906	3,052	14,649	19,607

Options purchased	757	3,246	2,285	6,288	617	3,279	2,850	6,746

Options written(1)	—	465	—	465	357	474	—	831

Foreign exchange contracts:

Forward contracts	12,205	31	—	12,236	5,289	4,137	—	9,426

Swap contracts	1,260	2,797	14,467	18,524	867	3,723	12,366	16,956

Other contracts:

Options purchased	119	8	—	127	1,164	—	—	1,164

Forward contracts	132	175	—	307	128	176	—	304

Swap contracts	170	1	—	171	178	1	—	179

Credit derivatives	175	737	—	912	343	878	6	1,227

Exchange-traded contracts:

Interest rate contracts:

Futures contracts	3,389	—	—	3,389	2,917	—	—	2,917

Equity contracts:

Futures contracts	2,553	—	—	2,553	2,507	—	—	2,507

Options purchased	127	—	—	127	200	—	—	200

Options written	12	—	—	12	17	—	—	17

Total notional amount	$21,909	$10,829	$30,054	$62,792	$16,540	$15,720	$29,871	$62,131

(1)	These are covered short derivative positions that may include interest rate options, swaptions, or floors.

The following table provides the fair value of derivative instruments outstanding by term to maturity:

As at December 31,		2020				2019

		Term to maturity				Term to maturity

	Under 1 Year	1 to 5 Years	Over 5 Years	Total	Under 1 Year	1 to 5 Years	Over 5 Years	Total

Derivative assets	$329	$223	$1,608	$2,160	$180	$231	$1,137	$1,548

Derivative liabilities	$(215)	$(245)	$(1,284)	$(1,744)	$(73)	$(377)	$(1,590)	$(2,040)

140	Sun Life Financial Inc. Annual Report 2020 Notes to Consolidated Financial Statements

6.A.v Asset Quality

The following sections describe our assessment of the credit quality of our financial assets. We monitor credit quality based on internal risk ratings as well as ratings assigned by external rating agencies where available.

Debt Securities by Credit Rating

Investment grade debt securities are those rated BBB and above. Our debt security portfolio was 98% investment grade based on carrying value as at December 31, 2020 (99% as at December 31, 2019). The credit risk ratings were established in accordance with the internal rating process described in the Credit Risk Management Governance and Control section.

The following table summarizes our debt securities by credit quality:

As at December 31,		2020			2019

	Fair value through profit or loss	Available- for-sale	Total debt securities	Fair value through profit or loss	Available- for-sale	Total debt securities

Debt securities by credit rating:

AAA	$12,794	$4,810	$17,604	$11,097	$6,630	$17,727

AA	11,870	1,586	13,456	10,503	1,670	12,173

A	30,812	2,600	33,412	27,341	3,037	30,378

BBB	21,203	2,091	23,294	18,339	2,248	20,587

BB and lower	1,155	168	1,323	614	127	741

Total debt securities	$77,834	$11,255	$89,089	$67,894	$13,712	$81,606

Mortgages and Loans by Credit Rating

The credit quality of mortgages and loans is evaluated internally through regular monitoring of credit-related exposures. We use judgment and experience to determine what factors should be considered when assigning an internal credit rating, which is validated through the use of credit scoring models, to a particular mortgage or corporate loan. The internal credit ratings reflect the credit quality of the borrower as well as the value of any collateral held as security.

The following tables summarize our mortgages and loans by credit quality indicator:

As at December 31,	2020	2019

Mortgages by credit rating:

Insured	$4,008	$3,966

AAA	—	1

AA	1,435	2,087

A	4,031	5,481

BBB	4,524	3,943

BB and lower	1,404	670

Impaired	26	77

Total mortgages	$15,428	$16,225

As at December 31,	2020	2019

Loans by credit rating:

AAA	$212	$224

AA	4,906	5,044

A	13,183	12,516

BBB	13,758	12,920

BB and lower	2,427	1,207

Impaired	32	86

Total loans	$34,518	$31,997

Derivative Financial Instruments by Counterparty Credit Rating

Derivative instruments consist of bilateral OTC contracts negotiated directly between counterparties, OTC contracts cleared through central clearing houses or exchange-traded contracts. Since a counterparty failure in an OTC derivative transaction could render it ineffective for hedging purposes, we generally transact our derivative contracts with highly-rated counterparties. In limited circumstances, we enter into transactions with lower-rated counterparties if credit enhancement features are included.

We pledge and hold assets as collateral under CSAs for bilateral OTC derivative contracts. The collateral is realized in the event of early termination as defined in the agreements. The assets held and pledged are primarily cash and debt securities issued by the Canadian federal government and U.S. government and agencies. While we are generally permitted to sell or re-pledge the assets held as collateral, we have not sold or re-pledged

Notes to Consolidated Financial Statements Sun Life Financial Inc. Annual Report 2020	141

any assets. Exchange-traded and cleared OTC derivatives require the posting of initial margin, as well as daily cash settlement of variation margin. The terms and conditions related to the use of the collateral are consistent with industry practice.

Further details on collateral held and pledged as well as the impact of netting arrangements are included in Note 6.A.ii.

The following table shows the OTC derivative financial instruments with a positive fair value split by counterparty credit rating:

As at December 31,	2020			2019

	Gross positive replacement cost(2)	Impact of master netting agreements(3)	Net replacement cost(4)	Gross positive replacement cost(2)	Impact of master netting agreements(3)	Net replacement cost(4)

Over-the-counter contracts:

AA	$596	$(293)	$303	$439	$(210)	$229

A	1,430	(575)	855	1,008	(517)	491

BBB	98	(15)	83	82	(10)	72

Total over-the-counter derivatives(1)	$2,124	$(883)	$1,241	$1,529	$(737)	$792

(1)

Exchange-traded derivatives with a positive fair value of $36 in 2020 ($19 in 2019) are excluded from the table above, as they are subject to daily margining requirements. Our credit exposure on these derivatives is with the exchanges and clearinghouses.

(2)	Used to determine the credit risk exposure if the counterparties were to default. The credit risk exposure is the cost of replacing, at current market rates, all contracts with a positive fair value.
(3)

The credit risk associated with derivative assets subject to master netting arrangements is reduced by derivative liabilities due to the same counterparty in the event of default or early termination. Our overall exposure to credit risk reduced through master netting arrangements may change substantially following the reporting date as the exposure is affected by each transaction subject to the arrangement.

(4)	Net replacement cost is positive replacement cost less the impact of master netting agreements.

Credit Default Swaps by Underlying Financial Instrument Credit Rating

Credit default swaps (“CDS”) are OTC contracts that transfer credit risk related to an underlying referenced financial instrument from one counterparty to another. The purchaser receives protection against the decline in the value of the referenced financial instrument as a result of specified credit events such as default or bankruptcy. The seller receives a periodic premium in return for payment contingent on a credit event affecting the referenced financial instrument. CDS index contracts are those where the underlying referenced financial instruments are a group of assets. The Company enters into credit derivatives to replicate credit exposure of an underlying reference security and enhance investment returns. The credit risk ratings of the underlying reference securities for single name contracts were established in accordance with the internal rating process described in the Credit Risk Management Governance and Control section.

The following table provides a summary of the credit default swap protection sold by credit rating of the underlying reference security:

As at December 31,	2020		2019
	Notional amount	Fair value	Notional amount	Fair value

Single name credit default swap contracts:

AA	$38	$1	$45	$1

A	325	4	574	9

BBB	530	12	608	19

BB	19	—	—	—

Total single name credit default swap contracts	$912	$17	$1,227	$29

Total credit default swap contracts sold	$912	$17	$1,227	$29

Reinsurance Assets by Credit Rating

The table below presents the distribution of Reinsurance assets by credit rating:

As at December 31,	2020			2019
	Gross exposure	Collateral	Net exposure	Gross exposure	Collateral	Net exposure

Reinsurance assets by credit rating:

AA	$2,222	$8	$2,214	$2,131	$5	$2,126

A	1,156	73	1,083	1,170	68	1,102

BBB	213	127	86	200	128	72

BB	1,779	1,740	39	1,707	1,663	44

CCC	168	164	4	181	168	13

Not rated	90	75	15	78	67	11

Total	$5,628	$2,187	$3,441	$5,467	$2,099	$3,368

Less: Negative reinsurance assets	1,785			1,443

Total Reinsurance assets	$3,843			$4,024

142	Sun Life Financial Inc. Annual Report 2020 Notes to Consolidated Financial Statements

6.A.vi Impairment of Assets

Management assesses debt and equity securities, mortgages and loans, and other invested assets for objective evidence of impairment at each reporting date. We employ a portfolio monitoring process to identify assets or groups of assets that have objective evidence of impairment, having experienced a loss event or events that have an impact on the estimated future cash flows of the asset or group of assets. There are inherent risks and uncertainties in our evaluation of assets or groups of assets for objective evidence of impairment, including both internal and external factors such as general economic conditions, issuers’ financial conditions and prospects for economic recovery, market interest rates, unforeseen events which affect one or more issuers or industry sectors, and portfolio management parameters, including asset mix, interest rate risk, portfolio diversification, duration matching, and greater than expected liquidity needs. All of these factors could impact our evaluation of an asset or group of assets for objective evidence of impairment.

Management exercises considerable judgment in assessing for objective evidence of impairment and, based on its assessment, classifies specific assets as either performing or into one of the following credit quality lists:

“Monitor List” - the timely collection of all contractually specified cash flows is reasonably assured, but changes in issuer-specific facts and circumstances require monitoring. No impairment charge is recorded for unrealized losses on assets related to these debtors.

“Watch List” - the timely collection of all contractually specified cash flows is reasonably assured, but changes in issuer-specific facts and circumstances require heightened monitoring. An asset is moved from the Monitor List to the Watch List when changes in issuer-specific facts and circumstances increase the possibility that a security may experience a loss event on an imminent basis. No impairment charge is recorded for unrealized losses on assets related to these debtors.

“Impaired List” - the timely collection of all contractually specified cash flows is no longer reasonably assured. For these investments that are classified as AFS or amortized cost, an impairment charge is recorded or the asset is sold and a realized loss is recorded as a charge to income. Impairment charges and realized losses are recorded on assets related to these debtors.

Our approach to determining whether there is objective evidence of impairment varies by asset type. However, we have a process to ensure that in all instances where a decision has been made to sell an asset at a loss, the asset is impaired.

Debt Securities

Objective evidence of impairment on debt securities involves an assessment of the issuer’s ability to meet current and future contractual interest and principal payments. In determining whether debt securities have objective evidence of impairment, we employ a screening process. The process identifies securities in an unrealized loss position, with particular attention paid to those securities whose fair value to amortized cost percentages have been less than 80% for an extended period of time. Discrete credit events, such as a ratings downgrade, are also used to identify securities that may have objective evidence of impairment. The securities identified are then evaluated based on issuer-specific facts and circumstances, including an evaluation of the issuer’s financial condition and prospects for economic recovery, evidence of difficulty being experienced by the issuer’s parent or affiliate, and management’s assessment of the outlook for the issuer’s industry sector.

Management also assesses previously impaired debt securities whose fair value has recovered to determine whether the recovery is objectively related to an event occurring subsequent to the impairment loss that has an impact on the estimated future cash flows of the asset.

Asset-backed securities are assessed for objective evidence of impairment. Specifically, we periodically update our best estimate of cash flows over the life of the security. In the event that there is an adverse change in the expected cash flows, the asset is impaired. Estimating future cash flows is a quantitative and qualitative process that incorporates information received from third parties, along with assumptions and judgments about the future performance of the underlying collateral. Losses incurred on the respective mortgage-backed securities portfolios are based on loss models using assumptions about key systematic risks, such as unemployment rates and housing prices, and loan-specific information such as delinquency rates and loan-to-value ratios.

Equity Securities and Other Invested Assets

Objective evidence of impairment for equity securities and investments in limited partnerships, segregated funds, and mutual funds involves an assessment of the prospect of recovering the cost of our investment. Instruments in an unrealized loss position are reviewed to determine if objective evidence of impairment exists. Objective evidence of impairment for these instruments includes, but is not limited to, the financial condition and near-term prospects of the issuer, including information about significant changes with adverse effects that have taken place in the technological, market, economic, or legal environment in which the issuer operates, and a significant or prolonged decline in the fair value of the instruments below their cost.

We apply presumptive impairment tests to determine whether there has been a significant or prolonged decline in the fair value of an instrument below its cost, and unless extenuating circumstances exist, the instrument is considered to be impaired.

Mortgages and Loans

Objective evidence of impairment on mortgages and loans involves an assessment of the borrower’s ability to meet current and future contractual interest and principal payments. In determining whether objective evidence of impairment exists, we consider a number of factors including, but not limited to, the financial condition of the borrower and, for collateral dependent mortgages and loans, the fair value of the collateral.

Mortgages and loans causing concern are monitored closely and evaluated for objective evidence of impairment. For these mortgages and loans, we review information that is appropriate to the circumstances, including recent operating developments, strategy review, timelines for remediation, financial position of the borrower and, for collateral-dependent mortgages and loans, the value of security as well as occupancy and cash flow considerations.

Notes to Consolidated Financial Statements Sun Life Financial Inc. Annual Report 2020	143

In addition to specific allowances, circumstances may warrant a collective allowance based on objective evidence of impairment for a group of mortgages and loans. We consider regional economic conditions, developments for various property types, and significant exposure to struggling tenants in determining whether there is objective evidence of impairment for certain collateral dependent mortgages and loans, even though it is not possible to identify specific mortgages and loans that are likely to become impaired on an individual basis.

Management also assesses previously impaired mortgages and loans to determine whether a recovery is objectively related to an event occurring subsequent to the impairment loss that has an impact on the estimated future cash flows of the asset.

Impairment of Fair Value Through Profit or Loss Assets

Since financial assets classified as FVTPL are carried at fair value with changes in fair value recorded to income, any reduction in value of the assets due to impairment is already reflected in income. However, the impairment of assets classified as FVTPL generally impacts the change in insurance contract liabilities due to the impact of asset impairment on estimates of future cash flows.

Impairment of Available-for-Sale Assets

We recognized net impairment losses on AFS assets of $19 for the year ended December 31, 2020 ($36 during 2019).

We did not reverse any impairment on AFS debt securities during 2020 and 2019.

Past Due and Impaired Mortgages and Loans

The distribution of mortgages and loans past due or impaired is shown in the following tables:

	Gross carrying value			Allowance for losses

As at December 31, 2020	Mortgages	Loans	Total	Mortgages	Loans	Total

Not past due	$15,402	$34,486	$49,888	$—	$—	$—

Impaired	92	81	173	66	49	115

Total	$15,494	$34,567	$50,061	$66	$49	$115

	Gross carrying value			Allowance for losses

As at December 31, 2019	Mortgages	Loans	Total	Mortgages	Loans	Total

Not past due	$16,148	$31,911	$48,059	$—	$—	$—

Impaired	147	133	280	70	47	117

Total	$16,295	$32,044	$48,339	$70	$47	$117

Changes in Allowances for Losses

The changes in the allowances for losses are as follows:

	Mortgages	Loans	Total

Balance, January 1, 2019	$25	$50	$75

Provision for (reversal of) losses	46	(1)	45

Foreign exchange rate movements	(1)	(2)	(3)

Balance, December 31, 2019	$70	$47	$117

Provision for (reversal of) losses	6	17	23

Write-offs, net of recoveries, and other adjustments	(9)	(15)	(24)

Foreign exchange rate movements	(1)	—	(1)

Balance, December 31, 2020	$66	$49	$115

6. B Market Risk

Risk Description

We are exposed to financial and capital market risk, which is defined as the risk that the fair value or future cash flows of an insurance contract or financial instrument will fluctuate because of changes or volatility in market prices. Market risk includes equity, interest rate and spread, real estate and foreign currency risks.

Market Risk Management Governance and Control

We employ a wide range of market risk management practices and controls as outlined below:

●	Market risk governance practices are in place, including independent monitoring and review and reporting to senior management and the Risk Committee.
●	Risk appetite limits have been established for equity, interest rate, real estate and foreign currency risks.
●	Income and regulatory capital sensitivities are monitored, managed and reported against pre-established risk limits.
●	Comprehensive asset-liability management and hedging policies, programs and practices are in place.
●	Regulatory solvency requirements include risk-based capital requirements and are monitored regularly.
●	Product Design and Pricing Policy requires a detailed risk assessment and pricing provisions for material risks.
●	Stress-testing techniques, such as FCT, are used to measure the effects of large and sustained adverse market movements.

144	Sun Life Financial Inc. Annual Report 2020 Notes to Consolidated Financial Statements

●	Insurance contract liabilities are established in accordance with Canadian actuarial standards of practice.
●

Internal capital targets are established at an enterprise level to cover all risks and are above minimum regulatory and supervisory levels. Actual capital levels are monitored to ensure they exceed internal targets.

Specific market risks and our risk management strategies are discussed below in further detail.

6.B.i Equity Risk

Equity risk is the potential for financial loss arising from declines or volatility in equity market prices. We are exposed to equity risk from a number of sources. A portion of our exposure to equity risk arises in connection with benefit guarantees on segregated fund products. These benefit guarantees may be triggered upon death, maturity, withdrawal or annuitization. The cost of providing these guarantees is uncertain and depends upon a number of factors, including general capital market conditions, our hedging strategies, policyholder behaviour and mortality experience, each of which may result in negative impacts on net income and capital.

We generate revenue in our asset management businesses and from certain insurance and annuity contracts where fees are levied on account balances that are affected directly by equity market levels. Accordingly, we have further exposure to equity risk as adverse fluctuations in the market value of such assets will result in corresponding adverse impacts on our revenue and net income. In addition, declining and volatile equity markets may have a negative impact on sales and redemptions (surrenders) in these businesses, and this may result in further adverse impacts on our net income and financial position.

We also have direct exposure to equity markets from the investments supporting other general account liabilities, surplus, and employee benefit plans. These exposures fall within our risk-taking philosophy and appetite, and are therefore generally not hedged.

The carrying value of equities by issuer country is shown in the following table:

As at December 31,	2020			2019

	Fair value through profit or loss	Available- for-sale	Total equities	Fair value through profit or loss	Available- for-sale	Total equities

Canada	$3,064	$15	$3,079	$2,813	$22	$2,835

United States	1,046	148	1,194	550	137	687

United Kingdom	163	6	169	132	5	137

Other	2,096	93	2,189	979	149	1,128

Total equities	$6,369	$262	$6,631	$4,474	$313	$4,787

6.B.ii Embedded Derivatives Risk

An embedded derivative is contained within a host insurance contract if it includes an identifiable condition to modify the cash flows that are otherwise payable. This section is applicable to those embedded derivatives where we are not required to, and have not measured (either separately or together with the host contract) the embedded derivative at fair value.

A significant market risk exposure from embedded derivatives arises in connection with the benefit guarantees on segregated fund contracts. These benefit guarantees are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal, or annuitization. We have implemented hedging programs to mitigate a portion of this market risk exposure.

We are also exposed to significant interest rate risk from embedded derivatives in certain general account products and segregated fund contracts, which contain explicit or implicit investment guarantees in the form of minimum crediting rates, guaranteed premium rates, settlement options, and benefit guarantees. If investment returns fall below guaranteed levels, we may be required to increase liabilities or capital in respect of these contracts. The guarantees attached to these products may be applicable to both past premiums collected and future premiums not yet received. Segregated fund contracts provide benefit guarantees that are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal, or annuitization. These products are included in our asset-liability management program and the residual interest rate exposure is managed within our risk appetite limits.

We are also exposed to interest rate risk through guaranteed annuitization options included primarily in retirement contracts and pension plans. These embedded options give policyholders the right to convert their investment into a pension on a guaranteed basis, thereby exposing us to declining long-term interest rates as the annuity guarantee rates come into effect. Embedded options on unit-linked pension contracts give policyholders the right to convert their fund at retirement into pensions on a guaranteed basis, thereby exposing us to declining interest rates and increasing equity market returns (increasing the size of the fund which is eligible for the guaranteed conversion basis). Guaranteed annuity options are included in our asset-liability management program and most of the interest rate and equity exposure is mitigated through hedging.

Significant changes or volatility in interest rates or spreads could have a negative impact on sales of certain insurance and annuity products, and adversely impact the expected pattern of redemptions (surrenders) on existing policies. Increases in interest rates or widening spreads may increase the risk that policyholders will surrender their contracts, potentially forcing us to liquidate assets at a loss and accelerate recognition of certain acquisition expenses. While we have established hedging programs in place and our insurance and annuity products often contain surrender mitigation features, these may not be sufficient to fully offset the adverse impact of the underlying losses.

Certain annuity and long-term disability contracts contain embedded derivatives as benefits are linked to the Consumer Price Index; however most of this exposure is hedged through the Company’s ongoing asset-liability management program.

Notes to Consolidated Financial Statements Sun Life Financial Inc. Annual Report 2020	145

6.C Liquidity Risk

Risk Description

Liquidity risk is the possibility that we will not be able to fund all cash outflow commitments and collateral requirements as they fall due. This includes the risk of being forced to sell assets at depressed prices resulting in realized losses on sale. This risk also includes restrictions on our ability to efficiently allocate capital among our subsidiaries due to various market and regulatory constraints on the movement of funds. Our funding obligations arise in connection with the payment of policyholder benefits, expenses, reinsurance settlements, asset purchases, investment commitments, interest on debt, and dividends on common and preferred shares. Sources of available cash flow include general fund premiums and deposits, investment related inflows (such as maturities, principal repayments, investment income and proceeds of asset sales), proceeds generated from financing activities, and dividends and interest payments from subsidiaries. We have various financing transactions and derivative contracts under which we may be required to pledge collateral or to make payments to our counterparties for the decline in market value of specified assets. The amount of collateral or payments required may increase under certain circumstances (such as changes to interest rates, credit spreads, equity markets or foreign exchange rates), which could adversely affect our liquidity.

Liquidity Risk Management Governance and Control

We generally maintain a conservative liquidity position and employ a wide range of liquidity risk management practices and controls, which are described below:

●	Liquidity risk governance practices are in place, including independent monitoring and review and reporting to senior management and the Risk Committee.
●	Liquidity is managed in accordance with our Asset Liability Management Policy and operating guidelines.
●	Liquidity contingency plans are maintained for the management of liquidity in a liquidity event.
●

Stress testing is performed by comparing liquidity coverage risk metrics under a one-month stress scenario to our policy thresholds. These liquidity coverage risk metrics are measured and managed at the enterprise and legal entity levels.

●	Stress testing of our collateral is performed by comparing collateral coverage ratios to our policy threshold.
●

Cash Management and asset-liability management programs support our ability to maintain our financial position by ensuring that sufficient cash flow and liquid assets are available to cover potential funding requirements. We invest in various types of assets with a view of matching them to our liabilities of various durations.

●

Internal capital targets are established at an enterprise level to cover all risks and are above minimum regulatory and supervisory levels. Actual capital levels are monitored to ensure they exceed internal targets.

●	We actively manage and monitor our capital and asset levels, and the diversification and credit quality of our investments.
●	Various credit facilities for general corporate purposes are maintained.

We are subject to various regulations in the jurisdictions in which we operate. The ability of SLF Inc.’s subsidiaries to pay dividends and transfer funds is regulated in certain jurisdictions and may require local regulatory approvals and the satisfaction of specific conditions in certain circumstances. Through effective cash management and capital planning, SLF Inc. ensures that its subsidiaries, as a whole and on a stand-alone basis, are properly funded and maintain adequate liquidity to meet obligations, both individually and in aggregate.

Based on our historical cash flows and liquidity management processes, we believe that the cash flows from our operating activities will continue to provide sufficient liquidity for us to satisfy debt service obligations and to pay other expenses as they fall due.

 7. Insurance Risk Management

7.A Insurance Risk

Risk Description

Insurance risk is the uncertainty of product performance due to actual experience emerging differently than expected in the areas of policyholder behaviour, mortality, morbidity and longevity. In addition, product design and pricing, expense and reinsurance risks impact multiple risk categories, including insurance risk.

Insurance Risk Management Governance and Control

We employ a wide range of insurance risk management practices and controls, as outlined below:

●	Insurance risk governance practices are in place, including independent monitoring and review and reporting to senior management and the Risk Committee.
●	Income and regulatory capital sensitivities are monitored, managed and reported against pre-established risk appetite limits for policyholder behaviour, mortality, morbidity and longevity risks.
●	Comprehensive Insurance Risk Policy, guidelines and practices are in place.
●	The global underwriting manual aligns underwriting practices with our corporate risk management standards and ensures a consistent approach in insurance underwriting.
●	Board-approved maximum retention limits are in place. Amounts issued in excess of these limits are reinsured.
●	Detailed procedures, including criteria for approval of risks and for claims adjudication are established and monitored for each business segment.
●	Underwriting and risk selection standards and procedures are established and overseen by the corporate underwriting and claims risk management function.
●	Diversification and risk pooling is managed by aggregation of exposures across product lines, geography and distribution channels.
●	The Insurance Risk Policy and Investment & Credit Risk Policy establish acceptance criteria and protocols to monitor the level of reinsurance ceded to any single reinsurer or group of reinsurers.
●	Reinsurance counterparty risk is monitored, including annual reporting of reinsurance exposure to the Risk Committee.

146	Sun Life Financial Inc. Annual Report 2020 Notes to Consolidated Financial Statements

●	Concentration risk exposure is monitored on group policies in a single location to avoid a catastrophic event occurrence resulting in a significant impact.
●	Various limits, restrictions and fee structures are introduced into plan designs in order to establish a more homogeneous policy risk profile and limit potential for anti-selection.
●	Regulatory solvency requirements include risk-based capital requirements and are monitored regularly.
●	The Product Design and Pricing Policy requires detailed risk assessment and pricing provision for material risks.
●	Company specific and industry level experience studies and sources of earnings analysis are monitored and factored into valuation, renewal and new business pricing processes.
●	Stress-testing techniques, such as FCT, are used to measure the effects of large and sustained adverse movements in insurance risk factors.
●	Insurance contract liabilities are established in accordance with Canadian actuarial standards of practice.
●

Internal capital targets are established at an enterprise level to cover all risks and are above minimum regulatory and supervisory levels. Actual capital levels are monitored to ensure they exceed internal targets.

Our Insurance Risk Policy sets maximum global retention limits and related management standards and practices that are applied to reduce our exposure to large claims. Amounts in excess of the Board-approved maximum retention limits are reinsured. On a single life or joint-first-to-die basis retention limit is $40 in Canada and US$40 outside of Canada. For survivorship life insurance, our maximum global retention limit is $50 in Canada and US$50 outside of Canada. In certain markets and jurisdictions, retention levels below the maximum are applied. Reinsurance is utilized for numerous products in most business segments, and placement is done on an automatic basis for defined insurance portfolios and on a facultative basis for individual risks with certain characteristics.

Our reinsurance coverage is well diversified and controls are in place to manage exposure to reinsurance counterparties. Reinsurance exposures are monitored to ensure that no single reinsurer represents an undue level of credit risk. This includes performing periodic due diligence on our reinsurance counterparties as well as internal credit assessments on counterparties with which we have material exposure. While reinsurance arrangements provide for the recovery of claims arising from the liabilities ceded, we retain primary responsibility to the policyholders.

Specific insurance risks and our risk management strategies are discussed below in further detail. The sensitivities provided below reflect the impact of any applicable ceded reinsurance arrangements.

7.A.i Policyholder Behaviour Risk

Risk Description

We can incur losses due to adverse policyholder behaviour relative to the assumptions used in the pricing and valuation of products with regard to lapse of policies or exercise of other embedded policy options.

Uncertainty in policyholder behaviour can arise from several sources including unexpected events in the policyholder’s life circumstances, the general level of economic activity (whether higher or lower than expected), changes in the financial and capital markets, changes in pricing and availability of current products, the introduction of new products, changes in underwriting technology and standards, as well as changes in our financial strength or reputation. Uncertainty in future cash flows affected by policyholder behaviour can be further exacerbated by irrational behaviour during times of economic turbulence or at key option exercise points in the life of an insurance contract.

For individual life insurance products where fewer terminations would be financially adverse to us, shareholders’ net income and equity would be decreased by about $295 ($265 in 2019) if the termination rate assumption were reduced by 10%. For products where more terminations would be financially adverse to us, shareholders’ net income and equity would be decreased by about $200 ($195 in 2019) if the termination rate assumption were increased by 10%. These sensitivities reflect the impact of any applicable ceded reinsurance arrangements.

Policyholder Behaviour Risk Management Governance and Control

Various types of provisions are built into many of our products to reduce the impact of uncertain policyholder behaviour. These provisions include:

●	Surrender charges that adjust the payout to the policyholder by taking into account prevailing market conditions.
●	Limits on the amount that policyholders can surrender or borrow.
●	Restrictions on the timing of policyholders’ ability to exercise certain options.
●	Restrictions on both the types of funds Clients can select and the frequency with which they can change funds.
●	Policyholder behaviour risk is also mitigated through reinsurance on some insurance contracts.

Internal experience studies are used to monitor, review and update policyholder behaviour assumptions as needed, which could result in updates to policy liabilities.

7.A.ii Mortality and Morbidity Risk

Risk Description

Mortality and morbidity risk is the risk that future experience could be worse than the assumptions used in the pricing and valuation of products. Mortality and morbidity risk can arise in the normal course of business through random fluctuation in realized experience, through catastrophes, as a result of a pandemic, or in association with other risk factors such as product development and pricing or model risk. Adverse mortality and morbidity experience could also occur through systemic anti-selection, which could arise due to poor plan design, or underwriting process failure or the development of investor-owned and secondary markets for life insurance policies.

External factors could adversely affect our life insurance, health insurance, critical illness, disability, long-term care insurance and annuity businesses. Morbidity experience could be unfavourably impacted by external events, such as pandemics, increases in disability claims during economic slowdowns and increases in high medical treatment costs and growth in utilization of specialty drugs. This introduces the potential for adverse financial volatility in our financial results.

Notes to Consolidated Financial Statements Sun Life Financial Inc. Annual Report 2020	147

For life insurance products, a 2% increase in the best estimate assumption would decrease shareholders’ net income and equity by about $25 ($35 in 2019). This sensitivity reflects the impact of any applicable ceded reinsurance arrangements.

For products where morbidity is a significant assumption, a 5% adverse change in the assumptions would reduce shareholders’ net income and equity by about $250 ($205 in 2019). This sensitivity reflects the impact of any applicable ceded reinsurance arrangements.

Mortality and Morbidity Risk Management Governance and Control

Detailed uniform underwriting procedures have been established to determine the insurability of applicants and to manage exposure to large claims. These underwriting requirements are regularly scrutinized against industry guidelines and oversight is provided through a corporate underwriting and claim management function.

We do not have a high degree of concentration risk to single individuals or groups due to our well-diversified geographic and business mix. The largest portion of mortality risk within the Company is in North America. Individual and group insurance policies are underwritten prior to initial issue and renewals, based on risk selection, plan design, and rating techniques.

The Insurance Risk Policy approved by the Risk Committee includes limits on the maximum amount of insurance that may be issued under one policy and the maximum amount that may be retained. These limits vary by geographic region and amounts in excess of limits are reinsured to ensure there is no exposure to unreasonable concentration of risk.

7.A.iii Longevity Risk

Risk Description

Longevity risk is the potential for economic loss, accounting loss or volatility in earnings arising from adverse changes in rates of mortality improvement relative to the assumptions used in the pricing and valuation of products. This risk can manifest itself slowly over time as socioeconomic conditions improve and medical advances continue. It could also manifest itself more quickly, for example, due to medical breakthroughs that significantly extend life expectancy. Longevity risk affects contracts where benefits or costs are based upon the likelihood of survival and higher than expected improvements in policyholder life expectancy could therefore increase the ultimate cost of these benefits (for example, annuities, pensions, pure endowments, reinsurance, segregated funds, and specific types of health contracts). Additionally, our longevity risk exposure is increased for certain annuity products such as guaranteed annuity options by an increase in equity market levels.

For annuities products for which lower mortality would be financially adverse to us, a 2% decrease in the mortality assumption would decrease shareholders’ net income and equity by about $150 ($135 in 2019). These sensitivities reflect the impact of any applicable ceded reinsurance arrangements.

Longevity Risk Management Governance and Control

To improve management of longevity risk, we monitor research in the fields that could result in a change in expected mortality improvement. Stress-testing techniques are used to measure and monitor the impact of extreme mortality improvement on the aggregate portfolio of insurance and annuity products as well as our own pension plans.

7.A.iv Product Design and Pricing Risk

Risk Description

Product design and pricing risk is the risk a product does not perform as expected, causing adverse financial consequences. This risk may arise from deviations in realized experience versus assumptions used in the pricing of products. Risk factors include uncertainty concerning future investment yields, policyholder behaviour, mortality and morbidity experience, sales levels, mix of business, expenses and taxes. Although some of our products permit us to increase premiums or adjust other charges and credits during the life of the policy or contract, the terms of these policies or contracts may not allow for sufficient adjustments to maintain expected profitability. This could have an adverse effect on our profitability and capital position.

Product Design and Pricing Governance and Control

Our Product Design and Pricing Policy, approved by the Risk Committee, establishes the framework governing our product design and pricing practices and is designed to align our product offerings with our strategic objectives and risk-taking philosophy. Consistent with this policy, product development, design and pricing processes have been implemented throughout the Company. New products follow a stage-gate process with defined management approvals based on the significance of the initiative. Each initiative is subject to a risk assessment process to identify key risks and risk mitigation requirements, and is reviewed by multiple stakeholders. Additional governance and control procedures are listed below:

●	Pricing models, methods, and assumptions are subject to periodic internal peer reviews.
●	Experience studies, sources of earnings analysis, and product dashboards are used to monitor actual experience against those assumed in pricing and valuation.
●

On experience rated, participating, and adjustable products, emerging experience is reflected through changes in policyholder dividend scales as well as other policy adjustment mechanisms such as premium and benefit levels.

●	Limits and restrictions may be introduced into the design of products to mitigate adverse policyholder behaviour or apply upper thresholds on certain benefits.

7.A.v Expense Risk

Risk Description

Expense risk is the risk that future expenses are higher than the assumptions used in the pricing and valuation of products. This risk can arise from general economic conditions, unexpected increases in inflation, slower than anticipated growth, or reduction in productivity leading to increases in unit expenses. Expense risk occurs in products where we cannot or will not pass increased costs onto the Client and will manifest itself in the form of a liability increase or a reduction in expected future profits.

148	Sun Life Financial Inc. Annual Report 2020 Notes to Consolidated Financial Statements

The sensitivity of liabilities for insurance contracts to a 5% increase in unit expenses would result in a decrease in shareholders’ net income and equity of about $175 ($170 in 2019). These sensitivities reflect the impact of any applicable ceded reinsurance arrangements.

Expenses Risk Management Governance and Control

We closely monitor expenses through an annual budgeting process and ongoing monitoring of any expense gaps between unit expenses assumed in pricing and actual expenses.

7.A.vi Reinsurance Risk

Risk Description

We purchase reinsurance for certain risks underwritten by our various insurance businesses. Reinsurance risk is the risk of financial loss due to adverse developments in reinsurance markets (for example, discontinuance or diminution of reinsurance capacity, or an increase in the cost of reinsurance), insolvency of a reinsurer or inadequate reinsurance coverage.

Changes in reinsurance market conditions, including actions taken by reinsurers to increase rates on existing and new coverage and our ability to obtain appropriate reinsurance, may adversely impact the availability or cost of maintaining existing or securing new reinsurance capacity, with adverse impacts on our business strategies, profitability and financial position. There is an increased possibility of rate increases or renegotiation of legacy reinsurance contracts by our reinsurers, as the global reinsurance industry continues to review and optimize their business models. In addition, changes to the regulatory treatment of reinsurance arrangements could have an adverse impact on our capital position.

Reinsurance Risk Management Governance and Control

We have an Insurance Risk Policy and an Investment & Credit Risk Policy approved by the Risk Committee, which set acceptance criteria and processes to monitor the level of reinsurance ceded to any single reinsurer. These policies also set minimum criteria for determining which reinsurance companies qualify as suitable reinsurance counterparties having the capability, expertise, governance practices and financial capacity to assume the risks being considered. Additionally, these policies require that all agreements include provisions to allow action to be taken, such as recapture of ceded risk (at a potential cost to the Company), in the event that the reinsurer loses its legal ability to carry on business through insolvency or regulatory action. Periodic due diligence is performed on the reinsurance counterparties with which we do business and internal credit assessments are performed on reinsurance counterparties with which we have material exposure. Reinsurance counterparty credit exposures are monitored closely and reported annually to the Risk Committee.

New sales of our products can be discontinued or changed to reflect developments in the reinsurance markets. Rates for our in-force reinsurance treaties can be either guaranteed or adjustable for the life of the ceded policy. In order to diversify reinsurance risk, there is generally more than one reinsurer supporting a reinsurance pool.

 8. Other Assets

Other assets consist of the following:

As at December 31,	2020	2019

Accounts receivable	$1,191	$1,294

Investment income due and accrued	1,127	1,122

Property and equipment	664	630

Right-of-use assets	730	770

Deferred acquisition costs(1)	150	139

Prepaid expenses	325	319

Premium receivable	621	662

Accrued post-retirement benefit assets (Note 25)	197	187

Other	147	93

Total other assets	$5,152	$5,216

(1)	Amortization of deferred acquisition cost charged to income during the year amounted to $21 in 2020 ($18 in 2019).

Notes to Consolidated Financial Statements Sun Life Financial Inc. Annual Report 2020	149

 9. Goodwill and Intangible Assets

9.A Goodwill

Changes in the carrying amount of goodwill acquired through business combinations by reportable business segment are as follows:

	Canada	U.S.	Asia	Asset Management	Corporate	Total

Balance, January 1, 2019	$2,607	$1,138	$705	$ 775	$187	$5,412

Acquisitions	—	—	—	537	—	537

Foreign exchange rate movements	—	(55)	(29)	(31)	(2)	(117)

Balance, December 31, 2019	$2,607	$1,083	$676	$ 1,281	$185	$5,832

Acquisitions (Note 3)	—	—	—	278	—	278

Foreign exchange rate movements	—	(21)	(11)	(8)	2	(38)

Balance, December 31, 2020	$2,607	$1,062	$665	$ 1,551	$187	$6,072

Goodwill was not impaired in 2020 or 2019. The carrying amounts of goodwill allocated to our CGUs or groups of CGUs are as follows:

As at December 31,	2020	2019

Canada(1)	$2,607	$2,607

U.S. Employee benefits group	1,062	1,083

Asia	665	676

Asset Management

MFS	486	494

SLC Management - excluding InfraRed	777	787

InfraRed	288	—
Corporate

UK	187	185

Total	$6,072	$5,832

(1)	Reflects a change in presentation to combine CGUs in Canada as one group effective January 1, 2020. We have updated the prior period to reflect this change in presentation.

Goodwill acquired in business combinations is allocated to the CGUs or groups of CGUs that are expected to benefit from the synergies of the particular acquisition.

Goodwill is assessed for impairment annually or more frequently if events or circumstances occur that may result in the recoverable amount of a CGU falling below its carrying value. The recoverable amount is the higher of fair value less costs of disposal and value in use. We use fair value less costs of disposal as the recoverable amount.

We use the best evidence of fair value less costs of disposal as the price obtainable for the sale of a CGU, or group of CGUs. Fair value less costs of disposal is initially assessed by looking at recently completed market comparable transactions. In the absence of such comparables, we use either an appraisal methodology (with market assumptions commonly used in the valuation of insurance companies or asset management companies) or a valuation multiples methodology. The fair value measurements are categorized in Level 3 of the fair value hierarchy.

The most recent calculations from 2018 for certain CGUs and groups of CGUs were carried forward and used in the impairment test in the current period as: (i) the recoverable amount for these CGUs and groups of CGUs exceeded the carrying amount by a substantial margin, (ii) the assets and liabilities making up the CGUs and groups of CGUs had not changed significantly, and (iii) the likelihood that the carrying value would exceed the recoverable amount was remote, based on an analysis of events that have occurred and circumstances that have changed. The key drivers impacting the recoverable amount from 2018 are consistent with the key assumptions below.

Under the appraisal methodology, fair value is assessed based on best estimates of future income, expenses, level and cost of capital over the lifetime of the policies and, where appropriate, adjusted for items such as transaction costs. The value ascribed to new business is based on sales anticipated in our business plans, sales projections for the valuation period based on reasonable growth assumptions, and anticipated levels of profitability of that new business. In calculating the value of new business, future sales are projected for 10 to 15 years. In some instances, market multiples are used to approximate the explicit projection of new business.

The discount rates applied reflect the nature of the environment for that CGU. The discount rates used range from 9.25% to 12.50% (after tax). More established CGUs with a stronger brand and competitive market position use discount rates at the low end of the range and CGUs with a weaker competitive position use discount rates at the high end of the range. The capital levels used are aligned with our business objectives.

Under the valuation multiples methodology, fair value is assessed with reference to multiples or ratios of comparable businesses. For life insurers and asset managers, these valuation multiples and ratios may include price-to-earnings or price-to-assets-under-management measures. This assessment takes into consideration a variety of relevant factors and assumptions, including expected growth, risk, and market conditions among others. The price-to-earnings multiples used range from 10.5 to 11.5. The price-to-assets-under-management ratios used range from 0.8% to 2.0%.

150	Sun Life Financial Inc. Annual Report 2020 Notes to Consolidated Financial Statements

Judgment is used in estimating the recoverable amounts of CGUs and the use of different assumptions and estimates could result in material adjustments to the valuation of CGUs and the size of any impairment. Any material change in the key assumptions including those for capital, discount rates, the value of new business, and expenses, as well as cash flow projections used in the determination of recoverable amounts, may result in impairment charges, which could be material.

In considering the sensitivity of the key assumptions above, management determined that there is no reasonably possible change in any of the above that would result in the recoverable amount of any of the CGUs to be less than its carrying amount.

9.B Intangible Assets

Changes in intangible assets are as follows:

	Finite life

	Internally generated software	Other	Indefinite life	Total

Gross carrying amount

Balance, January 1, 2019	$722	$1,266	$673	$2,661

Additions	151	115	—	266

Acquisitions	—	238	—	238

Foreign exchange rate movements	(16)	(28)	(27)	(71)

Balance, December 31, 2019	$857	$1,591	$646	$3,094

Additions	230	—	—	230

Acquisitions	—	63	295	358

Disposals	(4)	(5)	—	(9)

Foreign exchange rate movements	(13)	(15)	(3)	(31)

Balance, December 31, 2020	$1,070	$1,634	$938	$3,642

Accumulated amortization and impairment losses

Balance, January 1, 2019	$(417)	$(461)	$(4)	$(882)

Amortization charge for the year	(73)	(64)	—	(137)

Impairment of intangible assets	(13)	—	(2)	(15)

Foreign exchange rate movements	15	8	—	23

Balance, December 31, 2019	$(488)	$(517)	$(6)	$(1,011)

Amortization charge for the year	(78)	(78)	—	(156)

Impairment of intangible assets	(2)	—	(9)	(11)

Foreign exchange rate movements	7	5	1	13
Balance, December 31, 2020	$(561)	$(590)	$(14)	$(1,165)

Net carrying amount, end of period:

As at December 31, 2019	$369	$1,074	$640	$2,083
As at December 31, 2020	$509	$1,044	$924	$2,477

The components of the intangible assets are as follows:

As at December 31,	2020	2019

Finite life intangible assets:

Distribution, sales potential of field force	$316	$339

Client relationships and asset administration contracts	728	735

Internally generated software	509	369

Total finite life intangible assets	1,553	1,443

Indefinite life intangible assets:

Fund management contracts(1)	924	640

Total indefinite life intangible assets	924	640

Total intangible assets	$2,477	$2,083

(1)	Fund management contracts are attributable to Asset Management, where its competitive position in, and the stability of, its markets support their classification as indefinite life intangible assets.

Notes to Consolidated Financial Statements Sun Life Financial Inc. Annual Report 2020	151

 10. Insurance Contract Liabilities and Investment Contract Liabilities

10.A Insurance Contract Liabilities

10.A.i Description of Business

The majority of the products sold by the Company are insurance contracts. These contracts include all forms of life, health and critical illness insurance sold to individuals and groups, life contingent annuities, accumulation annuities, and segregated fund products with guarantees.

10.A.ii Methods and Assumptions

General

The liabilities for insurance contracts represent the estimated amounts which, together with estimated future premiums and net investment income, will provide for outstanding claims, estimated future benefits, policyholders’ dividends, taxes (other than income taxes), and expenses on in-force insurance contracts.

In determining our liabilities for insurance contracts, assumptions must be made about mortality and morbidity rates, lapse and other policyholder behaviour (“policyholder behaviour”), interest rates, equity market performance, asset default, inflation, expenses, and other factors over the life of our products. Most of these assumptions relate to events that are anticipated to occur many years in the future. Assumptions require significant judgment and regular review and, where appropriate, revision.

We use best estimate assumptions for expected future experience and apply margins for adverse deviations to provide for uncertainty in the choice of the best estimate assumptions. The amount of insurance contract liabilities related to the application of margins for adverse deviations to best estimate assumptions is called a provision for adverse deviations.

Best Estimate Assumptions

Best estimate assumptions are intended to be current, neutral estimates of the expected outcome as guided by Canadian actuarial standards of practice. The choice of best estimate assumptions takes into account current circumstances, past experience data (Company and/or industry), the relationship of past to expected future experience, anti-selection, the relationship among assumptions, and other relevant factors. For assumptions on economic matters, the assets supporting the liabilities and the expected policy for asset-liability management are relevant factors.

Margins for Adverse Deviations

The appropriate level of margin for adverse deviations on an assumption is guided by Canadian actuarial standards of practice. For most assumptions, the standard range of margins for adverse deviations is 5% to 20% of the best estimate assumption, and the actuary chooses from within that range based on a number of considerations related to the uncertainty in the determination of the best estimate assumption. The level of uncertainty, and hence the margin chosen, will vary by assumption and by line of business and other factors. Considerations that would tend to indicate a choice of margin at the high end of the range include:

●	The statistical credibility of the Company’s experience is too low to be the primary source of data for choosing the best estimate assumption
●	Future experience is difficult to estimate
●	The cohort of risks lacks homogeneity
●	Operational risks adversely impact the ability to estimate the best estimate assumption
●	Past experience may not be representative of future experience and the experience may deteriorate

Provisions for adverse deviations in future interest rates are included by testing a number of scenarios of future interest rates, some of which are prescribed by Canadian actuarial standards of practice, and determining the liability based on the range of possible outcomes. A scenario of future interest rates includes, for each forecast period between the statement of financial position date and the last liability cash flow, interest rates for risk-free assets, premiums for asset default, rates of inflation, and an investment strategy consistent with the Company’s investment policy. The starting point for all future interest rate scenarios is consistent with the current market environment. If few scenarios are tested, the liability would be at least as great as the largest of the outcomes. If many scenarios are tested, the liability would be within a range defined by the average of the outcomes that are above the 60th percentile of the range of outcomes and the corresponding average for the 80th percentile.

Provisions for adverse deviations in future equity returns are included by scenario testing or by applying margins for adverse deviations. In blocks of business where the valuation of liabilities uses scenario testing of future equity returns, the liability would be within a range defined by the average of the outcomes that are above the 60th percentile of the range of outcomes and the corresponding average for the 80th percentile. In blocks of business where the valuation of liabilities does not use scenario testing of future equity returns, the margin for adverse deviations on common share dividends is between 5% and 20%, and the margin for adverse deviations on capital gains would be 20% plus an assumption that those assets reduce in value by 20% to 50% at the time when the reduction is most adverse. A 30% reduction is appropriate for a diversified portfolio of North American common shares and, for other portfolios, the appropriate reduction depends on the volatility of the portfolio relative to a diversified portfolio of North American common shares.

In choosing margins, we ensure that, when taken one at a time, each margin is reasonable with respect to the underlying best estimate assumption and the extent of uncertainty present in making that assumption, and also that, in aggregate, the cumulative impact of the margins for adverse deviations is reasonable with respect to the total amount of our insurance contract liabilities. Our margins are generally stable over time and are generally only revised to reflect changes in the level of uncertainty in the best estimate assumptions. Our margins tend to be at the high end of the range for expenses and in the mid-range or higher for other assumptions. When considering the aggregate impact of margins, the actuary assesses the consistency of margins for each assumption across each block of business to ensure there is no double counting or omission and to avoid choosing margins that might be mutually exclusive. In particular, the actuary chooses similar margins for blocks of business with similar characteristics, and also chooses margins that are consistent with other assumptions, including assumptions about economic factors. The actuary is guided by Canadian actuarial standards of practice in making these professional judgments about the reasonableness of margins for adverse deviations.

152	Sun Life Financial Inc. Annual Report 2020 Notes to Consolidated Financial Statements

The best estimate assumptions and margins for adverse deviations are reviewed at least annually and revisions are made when appropriate. The choice of assumptions underlying the valuation of insurance contract liabilities is subject to external actuarial peer review.

Mortality

Mortality refers to the rates at which death occurs for defined groups of people. Life insurance mortality assumptions are generally based on the past five to ten years of experience. Our experience is combined with industry experience where our own experience is insufficient to be statistically valid. Assumed mortality rates for life insurance and annuity contracts include assumptions about future mortality improvement based on recent trends in population mortality and our outlook for future trends.

Morbidity

Morbidity refers to both the rates of accident or sickness and the rates of recovery therefrom. Most of our disability insurance is marketed on a group basis. We offer critical illness policies on an individual basis in Canada and Asia, long-term care on an individual basis in Canada, and medical stop-loss insurance is offered on a group basis in the U.S. In Canada, group morbidity assumptions are based on our five-year average experience, modified to reflect any emerging trend in recovery rates. For long-term care and critical illness insurance, assumptions are developed in collaboration with our reinsurers and are largely based on their experience. In the U.S., our experience is used for both medical stop-loss and disability assumptions, with some consideration of industry experience.

Policyholder Behaviour

Lapse

Policyholders may allow their policies to lapse prior to the end of the contractual coverage period by choosing not to continue to pay premiums or by surrendering their policy for the cash surrender value. Assumptions for lapse experience on life insurance are generally based on our five-year average experience. Lapse rates vary by plan, age at issue, method of premium payment, and policy duration.

Premium Payment Patterns

For universal life contracts, it is necessary to set assumptions about premium payment patterns. Studies prepared by industry or the actuarial profession are used for products where our experience is insufficient to be statistically valid. Premium payment patterns usually vary by plan, age at issue, method of premium payment, and policy duration.

Expense

Future policy-related expenses include the costs of premium collection, claims adjudication and processing, actuarial calculations, preparation and mailing of policy statements, and related indirect expenses and overhead. Expense assumptions are mainly based on our recent experience using an internal expense allocation methodology. Inflationary increases assumed in future expenses are consistent with the future interest rates used in scenario testing.

Investment Returns

Interest Rates

We generally maintain distinct asset portfolios for each major line of business. In the valuation of insurance contract liabilities, the future cash flows from insurance contracts and the assets that support them are projected under a number of interest rate scenarios, some of which are prescribed by Canadian actuarial standards of practice. Reinvestments and disinvestments take place according to the specifications of each scenario, and the liability is set based on the range of possible outcomes.

Non-Fixed Income Rates of Return

We are exposed to equity markets through our segregated fund products (including variable annuities) that provide guarantees linked to underlying fund performance and through insurance products where the insurance contract liabilities are supported by non-fixed income assets.

For segregated fund products (including variable annuities), we have implemented hedging programs involving the use of derivative instruments to mitigate a large portion of the equity market risk associated with the guarantees. The cost of these hedging programs is reflected in the liabilities. The equity market risk associated with anticipated future fee income is not hedged.

The majority of non-fixed income assets that are designated as FVTPL support our participating and universal life products where investment returns are passed through to policyholders through routine changes in the amount of dividends declared or in the rate of interest credited. In these cases, changes in non-fixed income asset values are largely offset by changes in insurance contract liabilities.

Asset Default

As required by Canadian actuarial standards of practice, insurance contract liabilities include a provision for possible future default of the assets supporting those liabilities. The amount of the provision for asset default included in the insurance contract liabilities is based on possible reductions in future investment yield that vary by factors such as type of asset, asset credit quality (rating), duration, and country of origin. The asset default assumptions are comprised of a best estimate plus a margin for adverse deviations, and are intended to provide for loss of both principal and income. Best estimate asset default assumptions by asset category and geography are derived from long-term studies of industry experience and the Company’s experience. Margins for adverse deviation are chosen from the standard range (of 25% to 100%) as recommended by Canadian actuarial standards of practice based on the amount of uncertainty in the choice of best estimate assumption. The credit quality of an asset is based on external ratings if available (public bonds) and internal ratings if not (mortgages and loans). Any assets without ratings are treated as if they are rated below investment grade.

In contrast to asset impairment provisions and changes in FVTPL assets arising from impairments, both of which arise from known credit events, the asset default provision in the insurance contract liabilities covers losses related to possible future (unknown) credit events. Canadian actuarial standards of practice require the asset default provision to be determined taking into account known impairments that are recognized elsewhere on the statement of financial position. The asset default provision included in the insurance contract liabilities is reassessed each reporting period in light of impairments, changes in asset quality ratings, and other events that occurred during the period.

Notes to Consolidated Financial Statements Sun Life Financial Inc. Annual Report 2020	153

10.A.iii Insurance Contract Liabilities

Insurance contract liabilities consist of the following:

As at December 31, 2020	Canada	U.S.	Asia	Corporate(1)	Total

Individual participating life	$25,839	$5,374	$11,981	$952	$44,146

Individual non-participating life and health	15,533	15,010	12,183	373	43,099

Group life and health	11,167	5,578	40	23	16,808

Individual annuities	10,497	22	5	5,382	15,906

Group annuities	17,670	7	97	—	17,774

Insurance contract liabilities before other policy liabilities	80,706	25,991	24,306	6,730	137,733

Add: Other policy liabilities(2)	3,521	1,807	2,499	213	8,040

Total insurance contract liabilities	$84,227	$27,798	$26,805	$6,943	$145,773

(1)

Primarily business from the UK and run-off reinsurance operations. Includes UK business of $851 for Individual participating life, $237 for Individual non-participating life and health, $5,162 for Individual annuities, and $163 for Other policy liabilities.

(2)	Consists of amounts on deposit, policy benefits payable, provisions for unreported claims, provisions for policyholder dividends, and provisions for experience rating refunds.

As at December 31, 2019	Canada	U.S.	Asia	Corporate(1)	Total

Individual participating life	$23,526	$5,611	$8,497	$987	$38,621

Individual non-participating life and health	13,527	13,832	12,188	386	39,933

Group life and health	10,493	5,541	39	14	16,087

Individual annuities	9,529	24	(17)	5,335	14,871

Group annuities	14,276	7	99	—	14,382

Insurance contract liabilities before other policy liabilities	71,351	25,015	20,806	6,722	123,894

Add: Other policy liabilities(2)	2,959	1,724	2,401	206	7,290

Total insurance contract liabilities	$74,310	$26,739	$23,207	$6,928	$131,184

(1)

Primarily business from the UK and run-off reinsurance operations. Includes UK business of $893 for Individual participating life, $238 for Individual non-participating life and health, $5,107 for Individual annuities, and $156 for Other policy liabilities.

(2)	Consists of amounts on deposit, policy benefits payable, provisions for unreported claims, provisions for policyholder dividends, and provisions for experience rating refunds.

10.A.iv Changes in Insurance Contract Liabilities and Reinsurance Assets

Changes in Insurance contract liabilities and Reinsurance assets are as follows:

For the years ended December 31,		2020			2019
	Insurance contract liabilities	Reinsurance assets	Net	Insurance contract liabilities	Reinsurance assets	Net

Balances, before Other policy liabilities and assets as at January 1,	$123,894	$3,395	$120,499	$114,902	$3,653	$111,249

Change in balances on in-force policies(1)	9,919	(107)	10,026	8,559	268	8,291

Balances arising from new policies(1)	5,004	82	4,922	3,171	136	3,035

Method and assumption changes	(63)	(179)	116	(363)	(376)	13

Increase (decrease) in Insurance contract liabilities and Reinsurance assets	14,860	(204)	15,064	11,367	28	11,339

Other(2)	—	—	—	(123)	(123)	—

Foreign exchange rate movements	(1,021)	(65)	(956)	(2,252)	(163)	(2,089)

Balances before Other policy liabilities and assets	137,733	3,126	134,607	123,894	3,395	120,499

Other policy liabilities and assets	8,040	717	7,323	7,290	629	6,661

Total Insurance contract liabilities and Reinsurance assets, December 31	$145,773	$3,843	$141,930	$131,184	$4,024	$127,160

(1)	Comparative figures in 2019 have been amended to conform to the current year’s methodology.
(2)	Termination of reinsurance contracts.

154	Sun Life Financial Inc. Annual Report 2020 Notes to Consolidated Financial Statements

10.A.v Impact of Method and Assumption Changes

Impacts of method and assumption changes on Insurance contract liabilities, net of Reinsurance assets, are as follows:

For the year ended December 31, 2020	Net increase (decrease) before income taxes	Description

Mortality / Morbidity	$ 113	Updates to reflect mortality/morbidity experience in all jurisdictions. The largest items were unfavourable mortality impacts in individual life and health in Canada and In-force Management in the U.S., partially offset by favourable group disability government pension plan offsets in Canada.

Policyholder behaviour	207	Updates to policyholder behaviour in all jurisdictions. The largest item was in In-force Management in the U.S.

Expenses	(28)	Updates to reflect expense experience in all jurisdictions.

Investment returns	(10)	Updates to various investment-related assumptions across the Company.

Model enhancements and other	(166)	Various enhancements and methodology changes across all jurisdictions.

Total impact of method and assumption changes	$ 116

For the year ended December 31, 2019	Net increase (decrease) before income taxes	Description

Mortality / Morbidity	$ (347)	Updates to reflect mortality/morbidity experience in all jurisdictions. The largest items were favourable mortality impacts in the UK in Corporate and in Group Retirement Services in Canada.

Policyholder behaviour	102	Updates to policyholder behaviour in all jurisdictions. The largest item was an unfavourable lapse update in International in Asia.

Expenses	6	Updates to reflect expense experience in all jurisdictions.

Investment returns	6	Updates to various investment-related assumptions across the Company, partially offset by updates to promulgated ultimate reinvestment rates.

Model enhancements and other	246	Various enhancements and methodology changes across all jurisdictions. The largest item was an unfavourable strengthening of reinsurance provisions in In-force Management in the U.S., partially offset by a favourable change to participating accounts in the UK in Corporate and the Philippines in Asia.

Total impact of method and assumption changes	$ 13

10.B Investment Contract Liabilities

10.B.i Description of Business

The following are the types of investment contracts in-force:

●	Term certain payout annuities in Canada
●	Guaranteed Investment Contracts in Canada
●	Unit-linked products issued in the UK and Hong Kong
●	Non-unit-linked pensions contracts issued in the UK and Hong Kong

10.B.ii Method and Assumption Changes

Investment Contracts with Discretionary Participation Features

Investment contracts with DPF are measured using the same approach as insurance contracts.

Investment Contracts without Discretionary Participation Features

Investment contracts without DPF are measured at FVTPL if by doing so, a potential accounting mismatch is eliminated or significantly reduced or if the contract is managed on a fair value basis. Other investment contracts without DPF are measured at amortized cost.

The fair value liability is measured through the use of prospective discounted cash-flow techniques. For unit-linked contracts, the fair value liability is equal to the current unit fund value, plus additional non-unit liability amounts on a fair value basis if required. For non-unit-linked contracts, the fair value liability is equal to the present value of cash flows.

Notes to Consolidated Financial Statements Sun Life Financial Inc. Annual Report 2020	155

Amortized cost is measured at the date of initial recognition as the fair value of consideration received, less the net effect of principal payments such as transaction costs and front-end fees. At each reporting date, the amortized cost liability is measured as the present value of future cash flows discounted at the effective interest rate where the effective interest rate is the rate that equates the discounted cash flows to the liability at the date of initial recognition.

10.B.iii Investment Contract Liabilities

Investment contract liabilities consist of the following:

As at December 31, 2020	Canada	Asia	Corporate	Total

Individual participating life	$ —	$ —	$ 5	$ 5

Individual non-participating life and health	—	269	2	271

Individual annuities	2,690	—	35	2,725

Group annuities	—	188	—	188

Total investment contract liabilities	$ 2,690	$ 457	$ 42	$ 3,189

For the year ended December 31, 2020, Investment contract liabilities of $3,189 are comprised of investment contracts with DPF of $497, investment contracts without DPF measured at amortized cost of $2,690, and for investment contracts without DPF measured at fair value of $2.

As at December 31, 2019	Canada	Asia	Corporate	Total

Individual participating life	$ —	$ —	$ 5	$ 5

Individual non-participating life and health	—	258	2	260

Individual annuities	2,612	—	39	2,651

Group annuities	—	200	—	200

Total investment contract liabilities	$ 2,612	$ 458	$ 46	$ 3,116

For the year ended December 31, 2019, Investment contract liabilities of $3,116 are comprised of investment contracts with DPF of $502, investment contracts without DPF measured at amortized cost of $2,612, and investment contracts without DPF measured at fair value of $2.

10.B.iv Changes in Investment Contract Liabilities

Changes in investment contract liabilities without DPF are as follows:

For the years ended December 31,	2020		2019
	Measured at fair value	Measured at amortized cost	Measured at fair value	Measured at amortized cost

Balance as at January 1	$ 2	$ 2,612	$ 3	$ 2,646

Deposits	—	467	—	360

Interest	—	59	—	57

Withdrawals	—	(457)	—	(464)

Fees	—	(7)	—	(6)

Other	—	16	—	20

Foreign exchange rate movements	—	—	(1)	(1)

Balance as at December 31	$ 2	$ 2,690	$ 2	$ 2,612

Changes in investment contract liabilities with DPF are as follows:

For the years ended December 31,	2020	2019

Balance as at January 1	$502	$515

Change in liabilities on in-force	2	2

Changes in assumptions or methodology	—	6

Increase (decrease) in liabilities	2	8

Foreign exchange rate movements	(7)	(21)

Balance as at December 31	$497	$502

156	Sun Life Financial Inc. Annual Report 2020 Notes to Consolidated Financial Statements

10.C Gross Claims and Benefits Paid

Gross claims and benefits paid consist of the following:

For the years ended December 31,	2020	2019

Maturities and surrenders	$2,993	$2,956

Annuity payments	1,979	1,909

Death and disability benefits	4,594	4,246

Health benefits	6,913	7,222

Policyholder dividends and interest on claims and deposits	1,828	1,088

Total gross claims and benefits paid	$18,307	$17,421

10.D Total Assets Supporting Liabilities and Equity

The following tables show the total assets supporting liabilities for the product lines shown (including insurance contract and investment contract liabilities) and assets supporting equity and other:

As at December 31, 2020	Debt securities	Equity securities	Mortgages and loans	Investment properties	Other	Total

Individual participating life	$25,574	$4,601	$8,992	$4,950	$5,331	$49,448

Individual non-participating life and health	24,810	1,611	14,208	2,052	10,132	52,813

Group life and health	7,789	61	9,354	36	3,112	20,352

Individual annuities	11,979	47	6,219	—	1,185	19,430

Group annuities	9,598	48	8,142	—	909	18,697

Equity and other	9,339	263	3,031	478	23,239	36,350

Total assets	$89,089	$6,631	$49,946	$7,516	$43,908	$197,090

As at December 31, 2019	Debt securities	Equity securities	Mortgages and loans	Investment properties	Other	Total

Individual participating life	$22,533	$2,899	$8,372	$4,941	$4,754	$43,499

Individual non-participating life and health	21,301	1,418	14,145	1,790	9,353	48,007

Group life and health	6,858	72	9,301	—	2,897	19,128

Individual annuities	11,711	48	6,065	—	793	18,617

Group annuities	7,323	37	7,261	—	697	15,318

Equity and other	11,880	313	3,078	575	19,814	35,660

Total assets	$81,606	$4,787	$48,222	$7,306	$38,308	$180,229

10.E Role of the Appointed Actuary

The Appointed Actuary is appointed by the Board and is responsible for ensuring that the assumptions and methods used in the valuation of policy liabilities and reinsurance recoverables are in accordance with accepted actuarial practice in Canada, applicable legislation, and associated regulations or directives.

The Appointed Actuary is required to provide an opinion regarding the appropriateness of the policy liabilities, net of reinsurance recoverables, at the statement dates to meet all policy obligations of the Company. Examination of supporting data for accuracy and completeness and analysis of our assets for their ability to support the amount of policy liabilities, net of reinsurance recoverables, are important elements of the work required to form this opinion.

The Appointed Actuary is required each year to investigate the financial condition of the Company and prepare a report for the Board. The 2020 analysis tested our capital adequacy until December 31, 2024, under various adverse economic and business conditions. The Appointed Actuary reviews the calculation of our Life Insurance Capital Adequacy Test (“LICAT”) Ratios.

Notes to Consolidated Financial Statements Sun Life Financial Inc. Annual Report 2020	157

11. Reinsurance

Reinsurance is used primarily to limit exposure to large losses. We have a retention policy that requires that such arrangements be placed with well-established, highly-rated reinsurers. Coverage is well-diversified and controls are in place to manage exposure to reinsurance counterparties. While reinsurance arrangements provide for the recovery of claims arising from the liabilities ceded, we retain primary responsibility to the policyholders.

11.A Reinsurance Assets

Reinsurance assets are measured using the amounts and assumptions associated with the underlying insurance contracts and in accordance with the terms of each reinsurance contract. Reinsurance assets are comprised of the following:

As at December 31, 2020	Canada	U.S.	Asia	Corporate(1)	Total

Individual participating life	$57	$9	$263	$—	$329

Individual non-participating life and health	(636)	882	49	18	313

Group life and health	403	1,920	4	—	2,327

Individual annuities	—	—	—	17	17

Group annuities	140	—	—	—	140

Reinsurance assets before other policy assets	(36)	2,811	316	35	3,126

Add: Other policy assets(2)	104	508	65	40	717

Total Reinsurance assets	$68	$3,319	$381	$75	$3,843

(1)  Primarily business from the UK and run-off reinsurance operations. Includes UK business of $18 for Individual non-participating life and health, and $17 for Individual annuities.

(2)  Consists of amounts on deposit, policy benefits payable, provisions for unreported claims, provisions for policyholder dividends, and provisions for experience rating refunds.

As at December 31, 2019	Canada	U.S.	Asia	Corporate(1)	Total

Individual participating life	$35	$10	$322	$—	$367

Individual non-participating life and health	(377)	913	48	20	604

Group life and health	384	1,881	2	—	2,267

Individual annuities	—	—	—	26	26

Group annuities	131	—	—	—	131

Reinsurance assets before other policy assets	173	2,804	372	46	3,395

Add: Other policy assets(2)	73	456	57	43	629

Total Reinsurance assets	$246	$3,260	$429	$89	$4,024

(1)	Primarily business from the UK and run-off reinsurance operations. Includes UK business of $20 for Individual non-participating life and health, and $26 for Individual annuities.
(2)	Consists of amounts on deposit, policy benefits payable, provisions for unreported claims, provisions for policyholder dividends, and provisions for experience rating refunds.

There was no impairment of Reinsurance assets in 2020 or 2019. Changes in Reinsurance assets are included in Note 10.A.iv.

11.B Reinsurance (Expenses) Recoveries

Reinsurance (expenses) recoveries are comprised of the following:

For the years ended December 31,	2020	2019

Recovered claims and benefits	$2,182	$1,955
Commissions	69	70
Reserve adjustments	22	26
Operating expenses and other	80	80

Total reinsurance (expenses) recoveries	$2,353	$2,131

11.C Reinsurance Gains or Losses

In 2020, we entered into a new reinsurance agreement that resulted in a loss of $66 on inception. We did not enter into reinsurance arrangements that resulted in a gain or loss on inception in 2019.

158	Sun Life Financial Inc. Annual Report 2020 Notes to Consolidated Financial Statements

 12. Other Liabilities

12.A Composition of Other Liabilities

Other liabilities consist of the following:

As at December 31,	2020	2019

Accounts payable(1)	$2,438	$1,830

Bank overdrafts and cash pooling	6	30

Repurchase agreements (Note 5)	2,208	1,850

Accrued expenses and taxes	3,723	3,251

Credit facilities(1)	338	73

Borrowed funds(2)	401	320

Senior financing(3)	—	1,967

Accrued post-retirement benefit liability (Note 25)	625	675

Secured borrowings from mortgage securitization (Note 5)	1,912	1,715

Lease liabilities	864	902

Other financial liabilities (Note 5)(4)	1,136	956

Deferred payments liability	382	438

Other	825	930

Total other liabilities	$14,858	$14,937

(1)	Reflects a change in presentation for our credit facility effective January 1, 2020. We have updated our prior period to reflect this change in presentation.
(2)	The change in Borrowed funds relates to net cash flow changes of $81 in 2020 ($132 in 2019) and foreign exchange rate movements of $1 in 2020 ($nil in 2019).
(3)	The Senior financing has been paid fully at the end of 2020. The change in Senior financing relates to foreign exchange rate movements of $(99) in 2019.
(4)	Comprises financial liabilities related to acquisitions, including put option liabilities and financial liabilities due to non-controlling interest.

12.B Borrowed Funds

Borrowed funds include the following:

As at December 31,	Currency of borrowing	Maturity	2020	2019

Encumbrances on real estate	Cdn. dollars	Current - 2033	$292	$320
Encumbrances on real estate	U.S. dollars	Current - 2020	109	—

Total borrowed funds			$401	$320

Interest expense for the borrowed funds was $22 and $13 for 2020 and 2019, respectively. The aggregate maturities of borrowed funds are included in Note 6.

12.C Senior Financing

On November 8, 2007, a structured entity consolidated by us issued a US$1,000 variable principal floating rate certificate (the “Certificate”) to a financial institution (the “Lender”). At the same time, Sun Life Assurance Company of Canada-U.S. Operations Holdings, Inc. (“U.S. Holdings”), a subsidiary of SLF Inc., entered into an agreement with the Lender, pursuant to which U.S. Holdings will bear the ultimate obligation to repay the outstanding principal amount of the Certificate and be obligated to make quarterly interest payments at three-month LIBOR plus a fixed spread. SLF Inc. has fully guaranteed the obligation of U.S. Holdings. The structured entity issued additional certificates after the initial issuance, totaling to US$515.

As at September 30, 2020, we repaid the $2,020 (US$1,515) variable principal floating rate certificates to the Lender, which were issued by a structured entity consolidated by us. Pursuant to the letter of understanding with the Lender, the Certificates have been repaid and all additional agreements have been terminated. The repayment was funded from sale of bonds, existing cash and other liquid assets, resulting in Net gains (losses) on available-for-sale assets of $282. As part of this transaction, we also unwound the fair value hedges related to the structure, which resulted in a loss of $342 in Interest and other investment income. For the year ended December 31, 2020, we recorded $28 of interest expense relating to this obligation ($64 in 2019). The fair value of the obligation is $nil ($1,874 in 2019). The fair value is determined by discounting the expected future cash flows using a current market interest rate adjusted by SLF Inc.’s credit spread and is categorized in Level 3 of the fair value hierarchy.

Notes to Consolidated Financial Statements Sun Life Financial Inc. Annual Report 2020	159

13. Senior Debentures and Innovative Capital Instruments

13.A Senior Debentures(1)

The following obligations are included in Senior debentures as at December 31:

	Interest rate	Earliest par call or redemption date	Maturity	2020	2019

SLF Inc. senior debentures:

Series E issued August 23, 2011(2)	4.57%	n/a	2021	300	300

Sun Life Assurance senior debentures:(3)

Issued to Sun Life Capital Trust (“SLCT I”)

Series B issued June 25, 2002	7.09%	June 30, 2032(4)	2052	200	200

Total senior debentures				$500	$500

Fair value				$590	$585

(1)	All senior debentures are unsecured.
(2)

Redeemable in whole or in part at any time prior to maturity at a price equal to the greater of par and a price based on the yield of a corresponding Government of Canada bond plus 0.53% for the Series E debentures.

(3)	Redemption is subject to regulatory approval.
(4)

Redeemable in whole or in part on any interest payment date or in whole upon the occurrence of a Regulatory Event or Tax Event, as described in the debenture. Prior to June 30, 2032, the redemption price is the greater of par and a price based on the yield of a corresponding Government of Canada bond plus 0.32%; from June 30, 2032, the redemption price is par.

Fair value is determined based on quoted market prices for identical or similar instruments. When quoted market prices are not available, fair value is determined from observable market data by dealers that are typically the market makers. The fair value is categorized in Level 2 of the fair value hierarchy.

Interest expense for senior debentures was $28 and $67 for 2020 and 2019, respectively.

The senior debentures issued by SLF Inc. are direct senior unsecured obligations and rank equally with other unsecured and unsubordinated indebtedness of SLF Inc.

13.B Innovative Capital Instruments

Innovative capital instruments consist of Sun Life ExchangEable Capital Securities (“SLEECS”), which were issued by SLCT I, established as a trust under the laws of Ontario. SLCT I issued Sun Life ExchangEable Capital Securities - Series B (“SLEECS B”), which are units representing an undivided beneficial ownership interest in the assets of that trust. SLEECS B are non-voting except in certain limited circumstances. Holders of the SLEECS B are eligible to receive semi-annual non-cumulative fixed cash distributions.

The proceeds of the issuance of the SLEECS B were used by SLCT I to purchase senior debentures of Sun Life Assurance. SLCT I is not consolidated by us. As a result, the innovative capital instruments are not reported on our Consolidated Financial Statements. However, the senior debentures issued by Sun Life Assurance to SLCT I are reported on our Consolidated Financial Statements.

The SLEECS B are structured to achieve Tier 1 regulatory capital treatment for SLF Inc. and Sun Life Assurance and, as such, have features of equity capital. No interest payments or distributions will be paid in cash by SLCT I on the SLEECS B if Sun Life Assurance fails to declare regular dividends (i) on its Class B Non-Cumulative Preferred Shares Series A, or (ii) on its public preferred shares, if any are outstanding (each, a “Missed Dividend Event”). If a Missed Dividend Event occurs, the net distributable funds of SLCT I will be distributed to Sun Life Assurance as the holder of Special Trust Securities of that trust.

If SLCT I fails to pay in cash the semi-annual interest payments or distributions on the SLEECS B in full for any reason other than a Missed Dividend Event, then, for a specified period of time, Sun Life Assurance will not declare dividends of any kind on any of its public preferred shares, and if no such public preferred shares are outstanding, SLF Inc. will not declare dividends of any kind on any of its preferred shares or common shares.

Each SLEECS B unit will be automatically exchanged for 40 non-cumulative perpetual preferred shares of Sun Life Assurance if any one of the following events occurs: (i) proceedings are commenced or an order is made for the winding-up of Sun Life Assurance; (ii) OSFI takes control of Sun Life Assurance or its assets; (iii) Sun Life Assurance’s capital ratios fall below applicable thresholds; or (iv) OSFI directs Sun Life Assurance to increase its capital or provide additional liquidity and Sun Life Assurance either fails to comply with such direction or elects to have the SLEECS B automatically exchanged (“Automatic Exchange Event”). Upon an Automatic Exchange Event, former holders of the SLEECS B will cease to have any claim or entitlement to distributions, interest or principal against SLCT I and will rank as preferred shareholders of Sun Life Assurance in a liquidation of Sun Life Assurance.

160	Sun Life Financial Inc. Annual Report 2020 Notes to Consolidated Financial Statements

The table below presents additional significant terms and conditions of the SLEECS:

Issuer	Issuance date	Distribution or interest payment dates	Annual yield	Redemption date at the issuer’s option	Conversion date at the holder’s option	Principal amount

Sun Life Capital Trust (“SLCT I”)(1)(2)(3)(4) SLEECS B	June 25, 2002	June 30, December 31	7.093%	June 30, 2007	Any time	$200

(1)

Subject to regulatory approval, SLCT I may (i) redeem any outstanding SLEECS, in whole or in part, on the redemption date specified above or on any distribution date thereafter and (ii) may redeem all, but not part of any class of SLEECS upon occurrence of a Regulatory Event or a Tax Event, prior to the redemption date specified above.

(2)

The SLEECS B may be redeemed for cash equivalent to (i) the greater of the Early Redemption Price or the Redemption Price if the redemption occurs prior to June 30, 2032 or (ii) the Redemption Price if the redemption occurs on or after June 30, 2032. Redemption Price is equal to one thousand dollars plus the unpaid distributions, other than unpaid distributions resulting from a Missed Dividend Event, to the redemption date. Early Redemption Price for the SLEECS B is the price calculated to provide an annual yield, equal to the yield of a Government of Canada bond issued on the redemption date that has a maturity date of June 30, 2032, plus 32 basis points, plus the unpaid distributions, other than unpaid distributions resulting from a Missed Dividend Event, to the redemption date.

(3)

The non-cumulative perpetual preferred shares of Sun Life Assurance issued upon an Automatic Exchange Event in respect of the SLEECS B will become convertible, at the option of the holder, into a variable number of common shares of SLF Inc. on distribution dates on or after December 31, 2032.

(4)

Holders of SLEECS B may exchange, at any time, all or part of their SLEECS B units for non-cumulative perpetual preferred shares of Sun Life Assurance at an exchange rate for each SLEECS of 40 non-cumulative perpetual preferred shares of Sun Life Assurance. SLCT I will have the right, at any time before the exchange is completed, to arrange for a substituted purchaser to purchase SLEECS tendered for surrender to SLCT I so long as the holder of the SLEECS so tendered has not withheld consent to the purchase of its SLEECS. Any non-cumulative perpetual preferred shares issued in respect of an exchange by the holders of SLEECS B will become convertible, at the option of the holder, into a variable number of common shares of SLF Inc. on distribution dates on or after December 31, 2032.

Notes to Consolidated Financial Statements Sun Life Financial Inc. Annual Report 2020	161

 14. Subordinated Debt

The following obligations are included in Subordinated debt as at December 31, and qualify as capital for Canadian regulatory purposes:

	Interest rate	Earliest par call or redemption date(1)		Maturity	2020	2019

Sun Life Assurance:

Issued May 15, 1998(2)	6.30%	n/a		2028	$150	$150

Sun Life Financial Inc.:

Issued May 29, 2007(3)	5.40%	May 29, 2037	(4)	2042	398	398

Issued September 25, 2015(5)	2.60%	September 25, 2020		2025	—	500

Issued February 19, 2016(6)	3.10%	February 19, 2021		2026	350	349

Issued September 19, 2016(7)	3.05%	September 19, 2023		2028	997	996

Issued November 23, 2017(8)	2.75%	November 23, 2022		2027	399	399

Issued August 13, 2019(9)	2.38%	August 13, 2024		2029	747	746

Issued May 8, 2020(10)	2.58%	May 10, 2027		2032	995	—

Issued October 1, 2020(11)	2.06%	October 1, 2030		2035	745	—

Total subordinated debt					$4,781	$3,538

Fair value					$5,190	$3,727

(1)

The debentures issued by SLF Inc. in 2007 are redeemable at any time, the debentures issued by SLF Inc. in September 2016, May 2020 and October 2020 are all redeemable 5-years after issuance and the debentures issued by SLF Inc. on February 2016, 2017 and 2019 are redeemable on or after the date specified. From the date noted, the redemption price is par and redemption may only occur on a scheduled interest payment date. Redemption of all subordinated debentures is subject to regulatory approval.

(2)

6.30% Debentures, Series 2, due 2028, issued by The Mutual Life Assurance Company of Canada, which subsequently changed its name to Clarica Life Insurance Company (“Clarica”) and was amalgamated with Sun Life Assurance. These debentures are redeemable at any time. Prior to May 15, 2028, the redemption price is the greater of par and a price based on the yield of a corresponding Government of Canada bond plus 0.16%.

(3)

Series 2007-1 Subordinated Unsecured 5.40% Fixed/Floating Debentures due 2042. From May 29, 2037, interest is payable at 1.00% over Canadian dollar offered rate for three-month bankers’ acceptances (“CDOR”).

(4)	For redemption of the 2007 debentures prior to the date noted, the redemption price is the greater of par and a price based on the yield of a corresponding Government of Canada bond plus 0.25%.
(5)

Series 2015-1 Subordinated Unsecured 2.60% Fixed/Floating Debentures due 2025. On September 25, 2020, SLF Inc. redeemed all of the outstanding $500 principal amount of these debentures in accordance with the redemption terms attached to such debentures.

(6)	Series 2016-1 Subordinated Unsecured 3.10% Fixed/Floating Debentures due 2026. From February 19, 2021, interest is payable at 2.20% over CDOR.
(7)

Series 2016-2 Subordinated Unsecured 3.05% Fixed/Floating Debentures due 2028. From September 19, 2023, interest is payable at 1.85% over CDOR. Between September 19, 2021 and September 19, 2023, the redemption price is the greater of par and a price based on the yield of a corresponding Government of Canada bond plus 0.52%.

(8)	Series 2017-1 Subordinated Unsecured 2.75% Fixed/Floating Debentures due 2027. From November 23, 2022, interest is payable at 0.74% over CDOR.
(9)	Series 2019-1 Subordinated Unsecured 2.38% Fixed/Floating Debentures due 2029. From August 13, 2024, interest is payable at 0.85% over CDOR.
(10)

Series 2020-1 Subordinated Unsecured 2.58% Fixed/Floating Debentures due 2032. From May 10, 2027, interest is payable at 1.66% over CDOR. Between May 10, 2025 and May 10, 2027, the redemption price is the greater of par and a price based on the yield of a corresponding Government of Canada bond plus 0.52%.

(11)

Series 2020-2 Subordinated Unsecured 2.06% Fixed/Floating Debentures due 2035. From October 1, 2030, interest is payable at 1.03% over CDOR. Between October 1, 2025 and October 1, 2030, the redemption price is the greater of par and a price based on the yield of a corresponding Government of Canada bond plus 0.38%.

Fair value is determined based on quoted market prices for identical or similar instruments. When quoted market prices are not available, fair value is determined from observable market data by dealers that are typically the market makers. The fair value is categorized in Level 2 of the fair value hierarchy.

Interest expense on subordinated debt was $131 and $105 for 2020 and 2019, respectively.

 15. Share Capital

The authorized share capital of SLF Inc. consists of the following:

•

An unlimited number of common shares without nominal or par value. Each common share is entitled to one vote at meetings of the shareholders of SLF Inc. There are no pre-emptive, redemption, purchase, or conversion rights attached to the common shares.

•

An unlimited number of Class A and Class B non-voting shares, issuable in series. The Board is authorized before issuing the shares, to fix the number, the consideration per share, the designation of, and the rights and restrictions of the Class A and Class B shares of each series, subject to the special rights and restrictions attached to all the Class A and Class B shares. The Board has authorized 13 series of Class A non-voting preferred shares, 10 of which are outstanding.

The common and preferred shares of SLF Inc. qualify as capital for Canadian regulatory purposes. See Note 21.

162	Sun Life Financial Inc. Annual Report 2020 Notes to Consolidated Financial Statements

Dividends and Restrictions on the Payment of Dividends

Under the Insurance Companies Act (Canada), SLF Inc. and Sun Life Assurance are each prohibited from declaring or paying a dividend on any of its shares if there are reasonable grounds for believing that it is, or by paying the dividend would be, in contravention of: (i) the requirement that it maintains adequate capital and adequate and appropriate forms of liquidity, (ii) any regulations under the Insurance Companies Act (Canada) in relation to capital and liquidity, and (iii) any order by which OSFI directs it to increase its capital or provide additional liquidity.

SLF Inc. and Sun Life Assurance have each covenanted that, if a distribution is not paid when due on any outstanding SLEECS issued by SLCT I, then (i) Sun Life Assurance will not pay dividends on its public preferred shares, if any are outstanding, and (ii) if Sun Life Assurance does not have any public preferred shares outstanding, then SLF Inc. will not pay dividends on its preferred shares or common shares, in each case, until the 12th month following the failure to pay the required distribution in full, unless the required distribution is paid to the holders of SLEECS. Public preferred shares means preferred shares issued by Sun Life Assurance which: (a) have been issued to the public (excluding any preferred shares held beneficially by affiliates of Sun Life Assurance); (b) are listed on a recognized stock exchange; and (c) have an aggregate liquidation entitlement of at least $200. As at December 31, 2020, Sun Life Assurance did not have outstanding any shares that qualify as public preferred shares.

The terms of SLF Inc.’s outstanding preferred shares provide that for so long as Sun Life Assurance is a subsidiary of SLF Inc., no dividends on such preferred shares are to be declared or paid if Sun Life Assurance’s minimum regulatory capital ratio falls below the applicable threshold.

In addition, under the terms of SLF Inc.’s outstanding preferred shares, SLF Inc. cannot pay dividends on its common shares without the approval of the holders of those preferred shares unless all dividends on the preferred shares for the last completed period for which dividends are payable have been declared and paid or set apart for payment.

Currently, the above limitations do not restrict the payment of dividends on SLF Inc.’s preferred or common shares.

The declaration and payment of dividends on SLF Inc.’s shares are at the sole discretion of the Board of Directors and will be dependent upon our earnings, financial condition and capital requirements. Dividends may be adjusted or eliminated at the discretion of the Board on the basis of these or other considerations.

15.A Common Shares

The changes in common shares issued and outstanding for the years ended December 31 were as follows:

	2020		2019
Common shares (in millions of shares)	Number of shares	Amount	Number of shares		Amount

Balance, January 1	587.8	$8,289	598.5		$8,419

Stock options exercised (Note 19)	0.8	23	0.8		28

Common shares purchased for cancellation	(3.5)	(50)	(11.5	) (1)	(158)

Balance, December 31	585.1	$8,262	587.8		$8,289

(1)

1.1 million shares were purchased pursuant to a third-party share repurchase program under an issuer bid exemption order at a discount to the prevailing market price of the common shares on the Toronto Stock Exchange.

On August 14, 2019, SLF Inc. launched a normal course issuer bid to purchase and cancel up to 15 million common shares of SLF Inc.

(“common shares”) between August 14, 2019 and August 13, 2020 (the “2019 NCIB”) and implemented an automatic repurchase plan with its designated broker in order to facilitate purchases of common shares under such bid. Under such automatic repurchase plan, SLF Inc.’s designated broker was able to purchase common shares pursuant to the 2019 NCIB at times when SLF Inc. ordinarily would not be active in the market due to regulatory restrictions or self-imposed blackout periods.

Pursuant to the 2019 NCIB, common shares purchased for cancellation were able to be purchased through the facilities of the Toronto Stock Exchange, other Canadian stock exchanges, and/or alternative Canadian trading platforms, at prevailing market rates, or by way of private agreements or share repurchase programs under issuer bid exemption orders issued by securities regulatory authorities at a discount to the prevailing market price.

In 2020, SLF Inc. purchased and cancelled approximately 3.5 million common shares at an average price per share of $56.86 for a total amount of $200 under the 2019 NCIB. The total amount paid to purchase the shares is allocated to Common shares and Retained earnings in our Consolidated Statements of Changes in Equity. The amount allocated to Common shares is based on the average cost per common share and amounts paid above the average cost are allocated to Retained earnings.

On March 13, 2020, OSFI set the expectation for all federally regulated financial institutions that dividend increases and share buybacks should be halted for the time being. As such, SLF Inc. has not purchased and cancelled common shares since that date nor renewed the 2019 NCIB.

15.B Preferred Shares

On June 30, 2020, 0.1 million of the 5.2 million Class A Non-cumulative Rate Reset Preferred Shares Series 8R (the “Series 8R Shares”) were converted into Class A Non-cumulative Floating Rate Preferred Shares Series 9QR (the “Series 9QR Shares”) on a one-for-one basis and 1.1 million of the 6.0 million Series 9QR Shares were converted into Series 8R Shares on a one-for-one basis. As a result, as of June 30, 2020, SLF Inc. has approximately 6.2 million Series 8R Shares and 5.0 million Series 9QR Shares issued and outstanding. There were no other changes in preferred shares issued and outstanding for the years ended December 31, 2020 and December 31, 2019.

Notes to Consolidated Financial Statements Sun Life Financial Inc. Annual Report 2020	163

Further information on the preferred shares outstanding as at December 31, 2020, is as follows:

Class A Preferred shares (in millions of shares)	Issue date	Annual dividend rate		Annual dividend per share		Earliest par call or redemption date(1)	Number of shares	Face amount	Net amount(2)

Series 1	February 25, 2005	4.75%		$1.19		Any time	16.0	$400	$394

Series 2	July 15, 2005	4.80%		$1.20		Any time	13.0	325	318

Series 3	January 13, 2006	4.45%		$1.11		Any time	10.0	250	245

Series 4	October 10, 2006	4.45%		$1.11		Any time	12.0	300	293

Series 5	February 2, 2007	4.50%		$1.13		Any time	10.0	250	245

Series 8R(3)	May 25, 2010	1.825%	(3)	$0.51		June 30, 2025(4)	6.2	155	152

Series 9QR(5)	June 30, 2015	Floating	(6)	Floating		June 30, 2025(7)	5.0	125	122

Series 10R(3)	August 12, 2011	2.842%	(3)	$0.71	(8)	September 30, 2021(4)	6.9	173	169

Series 11QR(5)	September 30, 2016	Floating	(6)	Floating		September 30, 2021(7)	1.1	27	26

Series 12R(3)	November 10, 2011	3.806%	(3)	$0.95	(8)	December 31, 2021(4)	12.0	300	293

Total preferred shares							92.2	$2,305	$2,257

(1)	Redemption of all preferred shares is subject to regulatory approval.
(2)	Net of after-tax issuance costs.
(3)

On the earliest redemption date and every five years thereafter, the dividend rate will reset to an annual rate equal to the 5-year Government of Canada bond yield plus a spread specified for each series. The specified spread for Class A shares is: Series 8R - 1.41%, Series 10R - 2.17%, and Class A Non- Cumulative 5-Year Rate Reset Preferred Shares Series 12R (“Series 12R Shares”) - 2.73%. On the earliest redemption date and every five years thereafter, holders will have the right, at their option, to convert their shares into the series that is one number higher than their existing series.

(4)	Redeemable on the redemption date and every five years thereafter, in whole or in part, at $25.00 per share.
(5)

On the earliest redemption date and every five years thereafter, holders will have the right, at their option, to convert those shares into the series that is one number lower than their existing series.

(6)

Holders are entitled to receive quarterly floating rate non-cumulative dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus a spread specified for each series. The specified spread for Class A shares is: Series 9QR - 1.41% and Series 11QR - 2.17%.

(7)	Redeemable on the redemption date and every five years thereafter, in whole or in part, at $25.00 per share, and on any other date at $25.50 per share.
(8)	The annual dividend per share in the table above is the amount paid per share in 2020.

 16. Interests in Other Entities

16.A Subsidiaries

Our principal subsidiaries are Sun Life Assurance and Sun Life Global Investments Inc. Sun Life Assurance is our principal operating insurance company and holds our insurance operations in Canada, the U.S., the UK, the Philippines, Hong Kong, Indonesia and Vietnam. These insurance operations are operated directly by Sun Life Assurance or through other subsidiaries. Sun Life Global Investments Inc. is a non-operating holding company that holds our asset management businesses, including Massachusetts Financial Services and the group of companies under SLC Management.

We are required to comply with various regulatory capital and solvency requirements in the jurisdictions in which we operate that may restrict our ability to access or use the assets of the group and to pay dividends. Further details on these restrictions are included in Notes 15 and 21.

16.B Joint Ventures and Associates

We have interests in various joint ventures and associates that principally operate in India, Malaysia, China, and the Philippines. We also have interests in joint ventures related to certain real estate investments in Canada. Our interests in these joint ventures and associates range from 24.99% to 50%. The following table summarizes, in aggregate, the financial information of these joint ventures and associates:

As at or for the years ended December 31,	2020	2019

Carrying amount of interests in joint ventures and associates	$1,579	$1,510

Our share of:

Net income (loss)	51	86

Other comprehensive income (loss)	(9)	(9)

Total comprehensive income (loss)	$42	$77

In 2020, our investment in our joint ventures and associates changed by $(1) ($19 in 2019), primarily in Canada.

During 2020, we received dividends from our joint ventures and associates of $29 ($45 in 2019). We also incurred rental expenses of $17 ($17 in 2019) related to leases with our joint ventures and associates, with the remaining future rental payments payable to our joint ventures and associates totaling $197 over 12 years.

164	Sun Life Financial Inc. Annual Report 2020 Notes to Consolidated Financial Statements

16.C Joint Operations

We invest jointly in investment properties and owner-occupied properties which are co-managed under contractual relationships with the other investors. We share in the revenues and expenses generated by these properties in proportion to our investment. The carrying amount of these jointly controlled assets, which is included in Investment properties and in Other Assets for owner-occupied properties, is $1,802 as at December 31, 2020 ($1,503 as at December 31, 2019). The fair value of these jointly controlled assets is $1,892 as at December 31, 2020 ($1,595 as at December 31, 2019).

16.D Unconsolidated Structured Entities

SLF Inc. and its subsidiaries have interests in various structured entities that are not consolidated by us. A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. We have an interest in a structured entity when we have a contractual or non-contractual involvement that exposes us to variable returns from the performance of the entity. Our interest includes investments held in securities or units issued by these entities and fees earned from management of the assets within these entities.

Information on our interests in unconsolidated structured entities is as follows:

As at December 31,				2020	2019

Type of structured entity	Type of investment held	Consolidated Statements of Financial Position line item	Carrying amount	Maximum exposure to loss(1)	Carrying amount	Maximum exposure to loss(1)

Securitization entities - third- party managed	Debt securities	Debt securities	$8,805	$8,805	$8,402	$8,402

Securitization entities - third- party managed	Short-term securities	Cash, cash equivalents and short-term securities	$1,115	$1,115	$498	$498

Investment funds - third-party managed	Investment fund units	Equity securities	$5,102	$5,102	$3,453	$3,453

Investment funds - company managed(2)	Investment fund units and Limited partnership units	Equity securities and Other invested assets	$2,299	$2,299	$2,293	$2,293

Limited partnerships - third- party managed	Limited partnership units	Other invested assets	$1,842	$1,842	$1,682	$1,682

(1)	The maximum exposure to loss is the maximum loss that we could record through comprehensive income as a result of our involvement with these entities.
(2)	Includes investments in funds managed by our joint ventures with a carrying amount of $155 ($204 in 2019).

16.D.i Securitization Entities

Securitization entities are structured entities that are generally financed primarily through the issuance of debt securities that are backed by a pool of assets, such as mortgages or loans.

Third-Party Managed

Our investments in third-party managed securitization entities consist of asset-backed securities, such as commercial mortgage-backed securities, residential mortgage-backed securities, collateralized debt obligations (“CDOs”), and commercial paper. These securities are generally large-issue debt securities designed to transform the cash flows from a specific pool of underlying assets into tranches providing various risk exposures for investment purposes. We do not provide financial or other support to these entities other than our original investment and therefore our maximum exposure to loss on these investments is limited to the carrying amount of our investment. We do not have control over these investments since we do not have power to direct the relevant activities of these entities, regardless of the level of our investment.

Company Managed

We provide collateral management services to various securitization entities, primarily CDOs, from which we earn a fee for our services. The financial support provided to these entities is limited to the carrying amount of our investment in these entities. We provide no guarantees or other contingent support to these entities. We have not consolidated these entities since we do not have significant variability from our interests in these entities and we do not have any investment in these entities.

16.D.ii Investment Funds and Limited Partnerships

Investment funds and limited partnerships are investment vehicles that consist of a pool of funds collected from a group of investors for the purpose of investing in assets such as money market instruments, debt securities, equity securities, real estate, and other similar assets. The preceding table includes our investments in all investment funds, including mutual funds, exchange-traded funds, and segregated funds, and our investments in certain limited partnerships. Some of these investment funds and limited partnerships are structured entities. For all investment funds and limited partnerships, our maximum exposure to loss is equivalent to the carrying amount of our investment in the fund or partnership. Investment funds and limited partnerships are generally financed through the issuance of investment fund units or limited partnership units.

Third-Party Managed

We hold units in investment funds and limited partnerships managed by third-party asset managers. Our investments in fund units and limited partnership units generally give us an undivided interest in the investment performance of a portfolio of underlying assets managed or tracked to a specific investment mandate for investment purposes. We do not have control over investment funds or limited partnerships that are structured entities since we do not have power to direct their relevant activities.

Notes to Consolidated Financial Statements Sun Life Financial Inc. Annual Report 2020	165

Company Managed

We hold units in Company managed investment funds and limited partnerships. We generally have power over Company managed investment funds and limited partnerships that are structured entities since we have power to direct the relevant activities of the funds and limited partnerships. However, we have not consolidated these funds and limited partnerships since we do not have significant variability from our interests in these funds and limited partnerships. We earn management fees from the management of these investment funds and limited partnerships that are commensurate with the services provided and are reported in Fee income. Management fees are generally based on the value of the assets under management. Therefore, the fees earned are impacted by the composition of the assets under management and fluctuations in financial markets. The fee income earned is included in Fund management and other asset based fees in Note 17. We also hold units in investment funds and limited partnerships managed by our joint ventures. Our share of the management fees earned is included as part of the Net income (loss) reported in Note 16.B.

16.E Consolidated Structured Entities

We control and consolidate the entity that issued the senior financing that is described in more detail in Note 12.C. We also control and consolidate certain investment funds managed by SLC Management that invest primarily in public fixed income and investment properties.

 17. Fee Income

Fee income for the years ended December 31 consists of the following:

	2020	2019

Fee income from insurance contracts	$1,059	$1,017

Fee income from service contracts:

Distribution fees	858	820

Fund management and other asset-based fees	4,180	3,662

Administrative service and other fees	784	752

Total fee income	$6,881	$6,251

Distribution fees and Fund management and other asset-based fees are primarily earned in the Asset Management segment. Administrative service and other fees are primarily earned in the Canada segment. The fee income by business segment is presented in Note 4.

 18. Operating Expenses

Operating expenses for the years ended December 31 consist of the following:

	2020	2019

Employee expenses(1)	$4,445	$4,090

Premises and equipment	158	163

Capital asset depreciation	250	241

Service fees	946	919

Amortization of intangible assets (Note 9)	156	137

Impairment of intangible assets (Note 9)	11	15

Other expenses	1,435	1,468

Total operating expenses	$7,401	$7,033

(1)	See table below for further details.

Employee expenses for the years ended December 31 consist of the following:

	2020	2019

Salaries, bonus, employee benefits	$3,879	$3,497

Share-based payments (Note 19)	540	549

Other personnel costs	26	44

Total employee expenses	$4,445	$4,090

166	Sun Life Financial Inc. Annual Report 2020 Notes to Consolidated Financial Statements

 19. Share-Based Payments

19.A Stock Option Plans

SLF Inc. has granted stock options to eligible employees under the Executive Stock Option Plan. These options are granted at the closing price of the common shares on the Toronto Stock Exchange (“TSX”) on the grant date. The options granted under the stock option plans vest over a four-year period. All options have a maximum exercise period of 10 years. The maximum number of common shares that may be issued under the Executive Stock Option Plan is 29,525,000 shares.

The activities in the stock option plans for the years ended December 31 are as follows:

	2020		2019
	Number of stock options (thousands)	Weighted average exercise price	Number of stock options (thousands)	Weighted average exercise price

Balance, January 1,	3,074	$ 42.36	3,101	$ 37.06
Granted	730	$ 61.88	745	$ 50.58
Exercised	(631)	$ 28.29	(772)	$ 29.01

Balance, December 31,	3,173	$ 49.65	3,074	$ 42.36

Exercisable, December 31,	1,537	$ 42.87	1,670	$ 35.51

The average share price at the date of exercise of stock options for the year ended December 31, 2020 was $57.21 ($53.22 for 2019).

Compensation expense for stock options was $4 for the year ended December 31, 2020 ($4 for 2019).

The stock options outstanding as at December 31, 2020, by exercise price, are as follows:

Range of exercise prices	Number of stock options (thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price

$18.00 to $24.00	48	1.16	$ 21.53

$24.01 to $30.00	168	2.15	$ 28.20

$30.01 to $35.00	23	0.17	$ 31.65

$35.01 to $45.00	589	4.37	$ 39.53

$45.01 to $62.12	2,345	7.96	$ 54.48

Total stock options	3,173	6.83	$ 49.65

The weighted average fair values of the stock options, calculated using the Black-Scholes option pricing model, granted during the year ended December 31, 2020 was $5.99 ($5.56 for 2019). The Black-Scholes option pricing model used the following assumptions to determine the fair value of options granted during the years ending December 31:

Weighted average assumptions	2020	2019

Risk-free interest rate	1.2%	1.8%

Expected volatility	19.2%	19.5%

Expected dividend yield	4.0%	4.0%

Expected life of the option (in years)	6.3	6.3

Exercise price	$61.88	$50.58

Expected volatility is based on historical volatility of the common shares, implied volatilities from traded options on the common shares, and other factors. The expected term of options granted is derived based on historical employee exercise behaviour and employee termination experience. The risk-free rate for periods within the expected term of the option is based on the Canadian government bond yield curve in effect at the time of grant.

19.B Employee Share Ownership Plan

In Canada, we match eligible employees’ contributions to the Sun Life Financial Employee Stock Plan. Employees may elect to contribute from 1% to 20% of their target annual compensation to the Sun Life Financial Employee Stock Plan. Under this plan the match is provided for employees who have met one year of employment eligibility and is equal to 50% of the employee’s contributions up to 5% of an employee’s annual compensation. The match is further capped by a one thousand five hundred dollar annual maximum. Our contributions vest immediately and are expensed.

In 2019, we introduced the Sun Life Financial U.S. Employee Stock Purchase Plan which allows eligible employees to buy shares of SLF Inc. at a 10% discount at the end of six-month offering periods. Under this plan, employees who enroll can contribute from 1% to 10% of their base salary. At the end of each period, accumulated employee amounts are used to purchase stock, with the Company financing the 10% discount. The total annual contribution, including the company discount, is limited to U.S. twenty-five thousand dollars based on its fair market value on the offering date.

Notes to Consolidated Financial Statements Sun Life Financial Inc. Annual Report 2020	167

We recorded an expense of $9 for the year ended December 31, 2020 ($8 for 2019).

19.C Other Share-Based Payment Plans

All other share-based payment plans use notional units that are valued based on the common share price on the TSX. Any fluctuation in the common share price changes the value of the units, which affects our share-based payment compensation expense. Upon redemption of these units, payments are made to the employees with a corresponding reduction in the accrued liability. We use equity swaps and forwards to hedge our exposure to variations in cash flows due to changes in the common share price for all of these plans.

Details of these plans are as follows:

Senior Executives’ Deferred Share Unit (“DSU”) Plan: Under the DSU plan, designated executives may elect to receive all or a portion of their annual incentive award in the form of DSUs. Each DSU is equivalent in value to one common share and earns dividend equivalents in the form of additional DSUs at the same rate as the dividends on common shares. The designated executives must elect to participate in the plan prior to the beginning of the plan year and this election is irrevocable. Awards generally vest immediately; however, participants are not permitted to redeem the DSUs until after termination, death, or retirement. The value at the time of redemption will be based on the fair value of the common shares immediately before their redemption.

Sun Share Unit (“Sun Share”) Plan: Under the Sun Share plan, participants are granted units that are equivalent in value to one common share and have a grant price equal to the average of the closing price of a common share on the TSX on the five trading days immediately prior to the date of grant. Participants generally hold units for up to 36 months from the date of grant. The units earn dividend equivalents in the form of additional units at the same rate as the dividends on common shares. Under this plan, some units are performance-based that may vest or become payable if we meet specified threshold performance targets. The plan provides for performance factors to motivate participants to achieve a higher return for shareholders (performance factors are determined through a multiplier that can be as low as zero or as high as two times the number of units that vest). Payments to participants are based on the number of units vested multiplied by the average closing price of a common share on the TSX on the five trading days immediately prior to the vesting date.

Additional information for other share-based payment plans: The units outstanding under these plans and the liabilities recognized for these units in our Consolidated Statements of Financial Position are summarized in the following table:

Number of units (in thousands)	Sun Shares	DSUs	Total

Units outstanding December 31, 2020	4,971	860	5,831

Units outstanding December 31, 2019	5,521	930	6,451

Liability accrued as at December 31, 2020	$258	$48	$306

Liability accrued as at December 31, 2019	$257	$51	$308

Compensation expense and the Income tax expense (benefit) for other share-based payment plans for the years ended December 31 are shown in the following table. Since expenses for the DSUs are accrued as part of incentive compensation in the year awarded, the expenses below do not include these accruals. The expenses presented in the following table include increases in the liabilities for Sun Shares and DSUs due to changes in the fair value of the common shares and the accruals of the Sun Shares liabilities over the vesting period, and exclude any adjustment in expenses due to the impact of hedging.

For the years ended December 31,	2020	2019
Compensation expense	$140	$205
Income tax expense (benefit)	$(34)	$(53)

19.D Share-Based Payment Plans of MFS

Share-based payment awards within MFS are based on their own shares. Restricted share awards and stock option awards are settled in MFS shares and restricted stock unit awards are settled in cash. Restricted share awards, restricted stock unit awards, and stock option awards generally vest over a four-year period and continued employment is generally the only service requirement for these awards. Holders of restricted share awards and restricted stock unit awards are entitled to receive non-forfeitable dividend equivalent payments during the vesting period at the same rate as the dividends on MFS’s shares.

Although restricted share awards and stock option awards are settled in shares, all of the MFS share-based awards, including outstanding MFS shares, are accounted for as cash-settled share-based payment awards due to the fact that MFS has a practice of repurchasing its outstanding shares after a specified holding period. The fair value of stock option awards is determined using the Black-Scholes option pricing model, while the fair value of restricted share awards, restricted stock unit awards, and outstanding MFS shares are estimated using a market consistent share valuation model. The amount of periodic compensation expense recognized is impacted by grants of new awards, vesting, exercise, and forfeiture of unvested awards, share repurchases, changes in fair value of awards, and outstanding MFS shares. The total liability accrued attributable to all MFS share-based payment plans as at December 31, 2020 was $902 ($810 as at December 31, 2019) which includes a liability of $713 ($644 as at December 31, 2019) for the stock options, restricted shares, and outstanding MFS shares.

Compensation expense and the Income tax expense (benefit) for these awards for the years ended December 31 are shown in the following table:

For the years ended December 31,	2020	2019
Compensation expense	$387	$332
Income tax expense (benefit)	$(64)	$(58)

168	Sun Life Financial Inc. Annual Report 2020 Notes to Consolidated Financial Statements

 20. Income Taxes

20.A Deferred Income Taxes

The following represents the deferred tax assets and liabilities in the Consolidated Statements of Financial Position:

As at December 31,	2020	2019
Deferred tax assets(1)	$1,634	$1,455
Deferred tax liabilities(1)	383	406
Net deferred tax asset	$1,251	$1,049

(1)

Our deferred tax assets and deferred tax liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred taxes relate to the same taxable entity and the same taxation authority.

The movement in net deferred tax assets for the years ended December 31, are as follows:

	Investments	Policy liabilities(1)	Deferred acquisition costs	Losses available for carry forward	Pension and other employee benefits	Other(2)	Total

As at December 31, 2019	$ (1,040)	$1,121	$83	$697	$338	$(150)	$1,049
Acquisitions (disposals) through business combinations	—	—	—	—	—	(67)	(67)
Charged to statement of operations	(149)	494	—	62	(5)	(31)	371
Charged to other comprehensive income	(54)	—	—	(50)	(8)	—	(112)
Charged to equity, other than other comprehensive income	—	—	—	(1)	—	—	(1)
Foreign exchange rate movements and Other	3	6	(1)	—	(3)	6	11

As at December 31, 2020	$ (1,240)	$1,621	$82	$708	$322	$(242)	$1,251

(1) Consists of Insurance contract liabilities and Investment contract liabilities, net of Reinsurance assets. (2) Includes unused tax credits.

	Investments	Policy liabilities(1)	Deferred acquisition costs	Losses available for carry forward	Pension and other employee benefits	Other(2)	Total

As at December 31, 2018	$ (746)	$737	$96	$648	$319	$(167)	$887
Acquisitions (disposals) through business combinations	—	—	—	—	—	(48)	(48)
Charged to statement of operations	(263)	406	(9)	63	7	50	254
Charged to other comprehensive income	(52)	(9)	—	(10)	21	(1)	(51)
Charged to equity, other than other comprehensive income	—	—	—	—	—	9	9
Foreign exchange rate movements and Other	21	(13)	(4)	(4)	(9)	7	(2)

As at December 31, 2019	$ (1,040)	$1,121	$83	$697	$338	$(150)	$1,049

(1)	Consists of Insurance contract liabilities and Investment contract liabilities, net of Reinsurance assets.
(2)	Includes unused tax credits.

We have accumulated non-capital tax losses, primarily in Canada, the Philippines, the UK and Indonesia, totaling $3,382 ($3,317 in 2019). The benefit of these tax losses has been recognized to the extent that it is probable that the benefit will be realized. In addition, in the U.S., we have net capital losses of $19 ($1 in 2019) for which a deferred tax asset of $4 ($1 in 2019) has been recognized. Unused tax losses for which a deferred tax asset has not been recognized amount to $587 as of December 31, 2020 ($553 in 2019) primarily in the Philippines and Indonesia. We also have capital losses of $460 in the UK ($455 in 2019) and $169 in Canada ($178 in 2019) for which a deferred tax asset of $110 ($101 in 2019) has not been recognized.

We will realize the benefit of tax losses carried forward in future years through a reduction in current income taxes as and when the losses are utilized. These tax losses are subject to examination by various tax authorities and could be reduced as a result of the adjustments to tax returns. Furthermore, legislative, business or other changes may limit our ability to utilize these losses.

Included in the deferred tax asset related to losses available for carry forward are tax benefits that have been recognized on losses incurred in either the current or the preceding year. In determining if it is appropriate to recognize these tax benefits, we rely on projections of future taxable profits, and we also consider tax planning opportunities that will create taxable income in the period in which the unused tax losses can be utilized.

The non-capital losses carried forward in Canada expire beginning in 2030 and the capital losses can be carried forward indefinitely. The operating and capital losses in the UK can be carried forward indefinitely. The non-capital losses in the Philippines can be carried forward three years, and the

Notes to Consolidated Financial Statements Sun Life Financial Inc. Annual Report 2020	169

non-capital losses in Indonesia can be carried forward five years. The capital losses in the U.S. can be carried forward five years and expire beginning in 2024.

We recognize a deferred tax liability on all temporary differences associated with investments in subsidiaries, branches, joint ventures and associates unless we are able to control the timing of the reversal of these differences and it is probable that these differences will not reverse in the foreseeable future. As at December 31, 2020, temporary differences associated with investments in subsidiaries, branches, joint ventures and associates for which a deferred tax liability has not been recognized amount to $5,299 ($5,489 in 2019).

20.B Income Tax Expense (Benefit)

20.B.i In our Consolidated Statements of Operations, Income tax expense (benefit) for the years ended December 31 has the following components:

	2020	2019

Current income tax expense (benefit):

Current year	$859	$620

Adjustments in respect of prior years, including resolution of tax disputes	7	(80)

Total current income tax expense (benefit)	866	540

Deferred income tax expense (benefit):

Origination and reversal of temporary differences	(435)	(240)

Adjustments in respect of prior years, including resolution of tax disputes	48	(24)

Tax expense (benefit) arising from unrecognized tax losses	15	8

Tax rate and other legislative changes	1	2

Total deferred income tax expense (benefit)	(371)	(254)

Total income tax expense (benefit)	$495	$286

20.B.ii Income tax benefit (expense) recognized directly in equity for the years ended December 31:

	2020	2019

Recognized in other comprehensive income:

Current income tax benefit (expense)	$(2)	$(12)

Deferred income tax benefit (expense)	(112)	(51)

Total recognized in other comprehensive income	(114)	(63)

Recognized in equity, other than other comprehensive income:

Deferred income tax benefit (expense)	(1)	9

Total income tax benefit (expense) recorded in equity, including tax benefit (expense) recorded in Other comprehensive income	$(115)	$(54)

20.B.iii Our effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate as follows:

For the years ended December 31,	2020		2019
		%		%

Total net income (loss)	$2,792		$2,947

Add: Income tax expense (benefit)	495		286

Total net income (loss) before income taxes	$3,287		$3,233

Taxes at the combined Canadian federal and provincial statutory income tax rate	$871	26.5	$857	26.5

Increase (decrease) in rate resulting from:

Tax-exempt investment (income) loss	(253)	(7.7)	(260)	(8.0)

Higher (lower) effective rates on income subject to taxation in foreign jurisdictions	(218)	(6.6)	(194)	(6.0)

Adjustments in respect of prior years, including resolution of tax disputes	55	1.7	(104)	(3.2)

Tax (benefit) cost of unrecognized tax losses and tax credits	15	0.5	8	0.2

Tax rate and other legislative changes	1	—	2	0.1

Other	24	0.7	(23)	(0.8)

Total tax expense (benefit) and effective income tax rate	$495	15.1	$286	8.8

Tax-exempt investment (income) loss includes tax rate differences related to various types of investment income or losses that are taxed at rates lower than our statutory income tax rate. Examples include, but are not limited to, dividend income capital gains arising in Canada and changes in market values including those resulting from fluctuations in foreign exchange rates.

Statutory income tax rates in other jurisdictions in which we conduct business range from 0% to 30%, which creates a tax rate differential and corresponding tax provision difference compared to the Canadian federal and provincial statutory rate when applied to foreign income not subject to tax in Canada. Generally, higher earnings in jurisdictions with higher statutory tax rates result in an increase of our tax expense, while earnings

170	Sun Life Financial Inc. Annual Report 2020 Notes to Consolidated Financial Statements

arising in tax jurisdictions with statutory rates lower than 26.5% reduce our tax expense. These differences are reported in Higher (lower) effective rates on income subject to taxation in foreign jurisdictions. The benefit reported in 2020 included higher income in jurisdictions with low statutory income tax rates compared to 2019.

Adjustments in respect of prior periods, including the resolution of tax disputes, relates mainly to the finalization of the prior year’s Canadian and U.S. tax filings in 2020. In 2019, it related to the resolution of Canadian tax matters and the finalization of the prior year’s Canadian and U.S. tax filings.

Tax (benefit) cost of unrecognized tax losses and tax credits reflects unrecognized losses in Asia.

Tax rate and other legislative changes includes a remeasurement of our deferred tax balances in the UK due to the reversal of an enacted future corporate tax rate reduction, which has been partially offset by the remeasurement of our deferred tax balances in Canada due to an enacted corporate tax rate reduction in the province of Alberta. The Alberta tax rate reduction will decrease our statutory tax rate to 26.25% in 2021 and future years.

Other primarily reflects withholding taxes on distributions from our foreign subsidiaries and the benefit relating to investments in joint ventures in Asia. In 2019, Other also reflects the reversal of withholding taxes no longer expected to be paid.

 21.  Capital Management

Our capital base is structured to exceed minimum regulatory and internal capital targets and maintain strong credit and financial strength ratings, while maintaining a capital efficient structure. We strive to achieve an optimal capital structure by balancing the use of debt and equity financing. Capital is managed both on a consolidated basis under the principles that consider all the risks associated with the business, as well as at the business group level under the principles appropriate to the jurisdiction in which each operates. We manage the capital for all of our international subsidiaries on a local statutory basis in a manner commensurate with their individual risk profiles.

The Board of Directors of SLF Inc. is responsible for the annual review and approval of the Company’s capital plan and capital risk policy. Management oversight of our capital programs and position is provided by the Company’s Executive Risk Committee, the membership of which includes senior management from the finance, actuarial, and risk management functions.

We engage in a capital planning process annually in which capital deployment options, fundraising, and dividend recommendations are presented to the Risk Committee of the Board of Directors. Capital reviews are regularly conducted which consider the potential impacts under various business, interest rate, and equity market scenarios. Relevant components of these capital reviews, including dividend recommendations, are presented to the Risk Committee on a quarterly basis. The Board of Directors is responsible for the approval of the dividend recommendations.

The capital risk policy is designed to ensure that adequate capital is maintained to provide the flexibility necessary to take advantage of growth opportunities, to support the risks associated with our businesses and to optimize return to our shareholders. This policy is also intended to provide an appropriate level of risk management over capital adequacy risk, which is defined as the risk that capital is not or will not be sufficient to withstand adverse economic conditions, to maintain financial strength or to allow us and our subsidiaries to support ongoing operations and to take advantage of opportunities for expansion. SLF Inc. manages its capital in a manner commensurate with its risk profile and control environment.

SLF Inc. is a non-operating insurance company and is subject to the LICAT guideline. As at December 31, 2020, SLF Inc.’s LICAT ratio exceeds the regulatory minimum ratio as set out by OSFI.

Sun Life Assurance, SLF’s principal operating life insurance subsidiary in Canada, is also subject to the LICAT guideline. With a LICAT Ratio of 127% as at December 31, 2020, Sun Life Assurance’s LICAT Ratio is above OSFI’s Supervisory Target Total Ratio of 100% and minimum Total Ratio of 90%.

OSFI may intervene and assume control of a Canadian life insurance company if it deems the amount of available capital insufficient. Capital requirements may be adjusted by OSFI in the future, as experience develops or the risk profile of Canadian life insurers changes or to reflect other risks. Sun Life Assurance exceeded levels that would require regulatory or corrective action as at December 31, 2020 and December 31, 2019.

The Company’s regulated subsidiaries must comply with the capital adequacy requirements imposed in the jurisdictions in which they operate. In certain jurisdictions, the payment of dividends from our subsidiaries is subject to maintaining capital levels exceeding regulatory targets and/or receiving regulatory approval. We maintained capital levels above minimum local requirements as at December 31, 2020 and December 31, 2019.

In the U.S., Sun Life Assurance operates through a branch which is subject to U.S. regulatory supervision and it exceeded the levels under which regulatory action would be required as at December 31, 2020 and December 31, 2019. In the U.S., we use captive reinsurance arrangements to provide efficient financing of U.S. statutory reserve requirements in excess of those required under IFRS. Under two such arrangements, the funding of these reserve requirements is supported by a guarantee from SLF Inc.

Notes to Consolidated Financial Statements Sun Life Financial Inc. Annual Report 2020	171

Our capital base consists mainly of common shareholders’ equity, preferred shareholders’ equity, participating policyholders’ equity, non-controlling interests’ equity and certain other capital securities that qualify as regulatory capital. For regulatory reporting purposes under the LICAT framework, there were further adjustments, including goodwill, non-life investments, and others as was prescribed by OSFI, to the total capital figure presented in the table below:

As at December 31,	2020	2019

Subordinated debt	$4,781	$3,538

Innovative capital instruments(1)	200	200

Equity:

Preferred shareholders’ equity	2,257	2,257

Common shareholders’ equity	22,212	21,141

Participating policyholders’ equity	1,368	1,091

Non-controlling interests’ equity	25	19

Total capital	$30,843	$28,246

(1)	Innovative capital instruments are SLEECS issued by SLCT I (Note 13). SLCT I is not consolidated by us.

 22.  Segregated Funds

We have segregated fund products, including variable annuities, unit-linked products and universal life insurance policies, in Canada, the U.S., the UK, and Asia. Under these contracts, the benefit amount is contractually linked to the fair value of the investments in the particular segregated fund. Policyholders can select from a variety of categories of segregated fund investments. Although the underlying assets are registered in our name and the segregated fund contract holder has no direct access to the specific assets, the contractual arrangements are such that the segregated fund policyholder bears the risk and rewards of the funds’ investment performance. Therefore, net realized gains and losses, other net investment income earned, and expenses incurred on the segregated funds are attributable to policyholders and not to us. However, certain contracts include guarantees from us. We are exposed to equity market risk and interest rate risk as a result of these guarantees. Further details on these guarantees and our risk management activities related to these guarantees are included in the Risk Management section of the MD&A.

We derive fee income from segregated funds. Market value movements in the investments held for segregated fund holders impact the management fees earned on these funds.

The segregated fund types offered, by percentage of total investments for account of segregated fund holders, were within the following ranges as at December 31, 2020 and 2019:

Type of fund	%

Money market	1 to 5

Fixed income	10 to 15

Balanced	40 to 45
Equity	40 to 45

Money market funds include investments that have a term to maturity of less than one year. Fixed income funds are funds that invest primarily in investment grade fixed income securities and where less than 25% can be invested in diversified equities or high-yield bonds. Balanced funds are a combination of fixed income securities with a larger equity component. The fixed income component is greater than 25% of the portfolio. Equity consists primarily of broad-based diversified funds that invest in a well-diversified mix of Canadian, U.S. or global equities. Other funds in this category include low volatility funds, intermediate volatility funds, and high volatility funds.

22.A Investments for Account of Segregated Fund Holders

The carrying value of investments held for segregated fund holders are as follows:

As at December 31,	2020	2019

Segregated and mutual fund units	$111,789	$102,071

Equity securities	9,733	10,565

Debt securities	3,874	3,825

Cash, cash equivalents and short-term securities	693	589

Investment properties	387	403

Mortgages	19	21

Other assets	140	146

Total assets	$126,635	$117,620

Less: Liabilities arising from investing activities	714	647

Total investments for account of segregated fund holders	$125,921	$116,973

172	Sun Life Financial Inc. Annual Report 2020 Notes to Consolidated Financial Statements

22.B Changes in Insurance Contracts and Investment Contracts for Account of Segregated Fund Holders

Effective December 31, 2020, we combined our Insurance contracts for account of segregated fund holders and Investment contracts for account of segregated fund holders. We have updated the prior period to reflect this change in presentation.

Changes in insurance contracts and investment contracts for account of segregated fund holders are as follows:

For the years ended December 31,	2020	2019

Balance as at January 1	$116,973	$103,062
Additions to segregated funds:
Deposits	12,880	11,958
Net transfer (to) from general funds	(1,825)	(437)
Net realized and unrealized gains (losses)	5,643	11,544
Other investment income	4,275	4,665

Total additions	$20,973	$27,730

Deductions from segregated funds:
Payments to policyholders and their beneficiaries	10,618	12,024
Management fees	1,126	1,109
Taxes and other expenses	396	385
Foreign exchange rate movements	(115)	301

Total deductions	$12,025	$13,819

Net additions (deductions)	$8,948	$13,911

Balance as at December 31	$125,921	$116,973

 23. Commitments, Guarantees and Contingencies

23.A Lease Commitments

We lease offices and certain equipment. These are operating leases with rents charged to operations in the year to which they relate. Total future rental payments for the remainder of these leases total $1,082 ($1,114 as at December 31, 2019). The future rental payments by year of payment are included in the MD&A as described in Note 6.

23.B Contractual Commitments

In the normal course of business, various contractual commitments are outstanding, which are not reflected in our Consolidated Financial Statements. In addition to loan commitments for debt securities and mortgages included in Note 6.A.i, we have equity, investment property, and property and equipment commitments. As at December 31, 2020, we had a total of $3,583 of contractual commitments outstanding ($3,583 as at December 31, 2019). The expected maturities of these commitments are included in the MD&A as described in Note 6.

23.C Letters of Credit

We issue commercial letters of credit in the normal course of business. As at December 31, 2020, we had credit facilities of $846 available for the issuance of letters of credit ($859 as at December 31, 2019), from which a total of $122 in letters of credit were outstanding ($214 as at December 31, 2019).

23.D Commission on Release

Commissions on Release (“CORe”) is a program designed to facilitate the transfer of blocks of business between advisors in order to provide ongoing service and advice to our Clients. We facilitate and administer these transactions including payment and collection streams. Under the CORe program, when an eligible advisor releases Clients they are servicing, we are contractually obligated to pay them the associated CORe value, based on a specified formula as stipulated in the advisor contract. The value of the CORe commitment will vary for blocks of business which have not been released by an active advisor. The occurrence of future events that will trigger an advisor to release their block of business and the value of the related CORe commitment at that future release date is difficult to predict. As a result of uncertainty in the timing of the triggering event, we cannot reliably estimate our commitment under the CORe program. Due to the nature of the program, in the normal course of business, the commitment related to the future payment to advisors on release of a block of business would be expected to be matched or partially matched by a corresponding amount related to the receivable on the assignment of blocks of business to new advisors, resulting in an immaterial impact to earnings and liquidity in any reporting period.

23.E Indemnities and Guarantees

In the normal course of our business, we have entered into agreements that include indemnities in favour of third parties, such as confidentiality agreements, engagement letters with advisors and consultants, outsourcing agreements, leasing contracts, trade-mark licensing agreements, underwriting and agency agreements, information technology agreements, distribution agreements, financing agreements, the sale of equity

Notes to Consolidated Financial Statements Sun Life Financial Inc. Annual Report 2020	173

interests, and service agreements. These agreements may require us to compensate the counterparties for damages, losses or costs incurred by the counterparties as a result of breaches in representation, changes in regulations (including tax matters), or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. We have also agreed to indemnify our directors and certain of our officers and employees in accordance with our by-laws. These indemnification provisions will vary based upon the nature and terms of the agreements. In many cases, these indemnification provisions do not contain limits on our liability, and the occurrence of contingent events that will trigger payment under these indemnities is difficult to predict. As a result, we cannot estimate our potential liability under these indemnities. We believe that the likelihood of conditions arising that would trigger these indemnities is remote and, historically, we have not made any significant payment under such indemnification provisions. In certain cases, we have recourse against third parties with respect to the aforesaid indemnities, and we also maintain insurance policies that may provide coverage against certain of these claims.

In the normal course of our business, we have entered into purchase and sale agreements that include indemnities in favour of third parties. These agreements may require us to compensate the counterparties for damages, losses, or costs incurred by the counterparties as a result of breaches in representation. As at December 31, 2020, we are not aware of any breaches in representations that would result in any payment required under these indemnities that would have a material impact on our Consolidated Financial Statements.

Guarantees made by us that can be quantified are included in Note 6.A.i.

23.F Guarantees of Sun Life Assurance Preferred Shares and Subordinated Debentures

SLF Inc. has provided a guarantee on the $150 of 6.30% subordinated debentures due 2028 issued by Sun Life Assurance. Claims under this guarantee will rank equally with all other subordinated indebtedness of SLF Inc. SLF Inc. has also provided a subordinated guarantee of the preferred shares issued by Sun Life Assurance from time to time, other than such preferred shares which are held by SLF Inc. and its affiliates. Sun Life Assurance has no outstanding preferred shares subject to the guarantee. As a result of these guarantees, Sun Life Assurance is entitled to rely on exemptive relief from most continuous disclosure and the certification requirements of Canadian securities laws.

The following tables set forth certain consolidating summary financial information for SLF Inc. and Sun Life Assurance (consolidated):

Results for the years ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustments	SLF Inc. (consolidated)

December 31, 2020

Revenue	$266	$35,801	$9,430	$(2,160)	$43,337

Shareholders’ net income (loss)	$2,498	$1,349	$1,030	$(2,379)	$2,498

December 31, 2019

Revenue	$213	$33,693	$7,516	$(1,743)	$39,679

Shareholders’ net income (loss)	$2,713	$1,750	$881	$(2,631)	$2,713

Assets and liabilities as at	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustments	SLF Inc. (consolidated)

December 31, 2020

Invested assets	$26,019	$172,439	$9,974	$(30,520)	$177,912

Total other general fund assets	$7,800	$24,327	$20,691	$(33,640)	$19,178

Investments for account of segregated fund holders	$—	$125,859	$62	$—	$125,921

Insurance contract liabilities	$—	$145,949	$10,637	$(10,813)	$145,773

Investment contract liabilities	$—	$3,189	$—	$—	$3,189

Total other general fund liabilities	$9,350	$25,920	$13,741	$(26,745)	$22,266

December 31, 2019

Invested assets	$23,639	$152,512	$8,552	$(23,084)	$161,619

Total other general fund assets	$4,135	$24,000	$11,955	$(21,480)	$18,610

Investments for account of segregated fund holders	$—	$116,918	$55	$—	$116,973

Insurance contract liabilities	$—	$131,428	$9,644	$(9,888)	$131,184

Investment contract liabilities	$—	$3,116	$—	$—	$3,116

Total other general fund liabilities	$4,376	$23,780	$8,053	$(14,788)	$21,421

23.G Legal and Regulatory Proceedings

We are regularly involved in legal actions, both as a defendant and as a plaintiff. Legal actions naming us as a defendant ordinarily involve our activities as a provider of insurance protection and wealth management products, as an investor and investment advisor, and as an employer. In addition, government and regulatory bodies in Canada, the U.S., the UK, and Asia, including federal, provincial, and state securities and insurance regulators and government authorities, from time to time, make inquiries and require the production of information or conduct examinations or investigations concerning our compliance with insurance, securities, and other laws.

174	Sun Life Financial Inc. Annual Report 2020 Notes to Consolidated Financial Statements

Provisions for legal proceedings related to insurance contracts, such as for disability and life insurance claims and the cost of litigation, are included in Insurance contract liabilities in our Consolidated Statements of Financial Position. Other provisions are established outside of the Insurance contract liabilities if, in the opinion of management, it is both probable that a payment will be required and a reliable estimate can be made of the amount of the obligation. Management reviews the status of all proceedings on an ongoing basis and exercises judgment in resolving them in such manner as management believes to be in our best interest.

Two class action lawsuits have been filed against Sun Life Assurance in connection with sales practices relating to, and the administration of, individual policies issued by the Metropolitan Life Insurance Company (“MLIC”). These policies were assumed by Clarica when Clarica acquired the bulk of MLIC’s Canadian operations in 1998 and subsequently assumed by Sun Life Assurance as a result of its amalgamation with Clarica. One of the lawsuits (Fehr et al v Sun Life Assurance Company of Canada) is issued in Ontario and the other (Alamwala v Sun Life Assurance Company of Canada) is in British Columbia. The Fehr action has been certified as a class action and notice will be made to class members during the first half of 2021. Sun Life Assurance has brought a motion scheduled for mid-February 2022 for summary judgment seeking to dismiss all of the claims. The other action (Alamwala v Sun Life Assurance Company of Canada) has remained largely dormant since it was commenced in 2011 and has not been certified. We will continue to vigorously defend against the claims in these actions. In connection with the acquisition of the Canadian operations of MLIC, MLIC agreed to indemnify Clarica for certain losses, including those incurred relating to the sales of its policies. Should either of the Fehr or the Alamwala lawsuits result in a loss, Sun Life Assurance will seek recourse against MLIC under that indemnity through arbitration.

Management does not believe that the probable conclusion of any current legal or regulatory matter, either individually or in the aggregate, will have a material adverse effect on the Consolidated Statements of Financial Position or the Consolidated Statements of Operations.

 24. Related Party Transactions

SLF Inc. and its subsidiaries, joint ventures and associates transact business worldwide. All transactions between SLF Inc. and its subsidiaries have been eliminated on consolidation. Transactions with joint ventures and associates, which are also related parties, are disclosed in Note 16. Transactions between the Company and related parties are executed and priced on an arm’s-length basis in a manner similar to transactions with third parties.

24.A Transactions with Key Management Personnel, Remuneration and Other Compensation

Key management personnel refers to the executive team and Board of Directors of SLF Inc. These individuals have the authority and responsibility for planning, directing, and controlling the activities of the Company. The aggregate compensation to the executive team and directors are as follows:

For the years ended December 31,	2020		2019
	Executive team	Directors	Executive team	Directors

Number of individuals	12	10	12	10

Base salary and annual incentive compensation	$18	$—	$17	$—

Additional short-term benefits and other	$1	$1	$1	$1

Share-based long-term incentive compensation	$23	$2	$22	$2

Value of pension and post-retirement benefits	$2	$—	$2	$—

24.B Other Related Party Transactions

We provide investment management services for our pension plans. The services are provided on substantially the same terms as for comparable transactions with third parties. We also hold units of investment funds managed by certain of our joint ventures. The carrying amount of our investment in these funds is included in Note 16.D.

 25. Pension Plans and Other Post-Retirement Benefits

We sponsor defined benefit pension plans and defined contribution plans for eligible employees. All of our material defined benefit plans worldwide are closed to new entrants with new hires participating in defined contribution plans. Material defined benefit plans are located in Canada, the U.S., and the UK. The defined benefit pension plans offer benefits based on length of service and final average earnings and certain plans offer some indexation of benefits. The specific features of these plans vary in accordance with the employee group and countries in which employees are located. In addition, we maintain supplementary non-contributory defined benefit pension arrangements for eligible employees, which are primarily for benefits which are in excess of local tax limits. As at December 31, 2014, there are no active members in the UK and the U.S. defined benefit plans continuing to accrue future service benefits. On January 1, 2009, the Canadian defined benefit plans were closed to new employees. Canadian employees hired before January 1, 2009 continue to earn future service benefits in the previous plans, which includes both defined benefit and defined contribution components, while new hires since then are eligible to join a defined contribution plan. In addition, one small defined benefit plan in the Philippines remains open to new hires.

Our funding policy for defined benefit pension plans is to make at least the minimum annual contributions required by regulations in the countries in which the plans are offered. Our UK defined benefit pension scheme is governed by pension trustees. In other countries in which we operate, the defined benefit pension arrangements are governed by local pension committees. Significant plan changes require the approval of the Board of Directors of the sponsoring subsidiary of SLF Inc.

Notes to Consolidated Financial Statements Sun Life Financial Inc. Annual Report 2020	175

We also established defined contribution plans for eligible employees. Our contributions to these defined contribution pension plans may be subject to certain vesting requirements. Generally, our contributions are a set percentage of employees’ annual income and may be a set percentage of employee contributions, up to specified levels.

In addition to our pension plans, in Canada and the U.S., we provide certain post-retirement health care and life insurance benefits to eligible employees and to their dependents upon meeting certain requirements. Eligible retirees may be required to pay a portion of the premiums for these benefits and, in general, deductible amounts and co-insurance percentages apply to benefit payments. These post-retirement benefits are not pre-funded. In Canada, certain post-retirement health care and life insurance benefits are provided for eligible employees who retired before December 31, 2015. Eligible employees in Canada who retire after December 31, 2015 will have access to voluntary retiree-paid health care coverage. In the U.S., certain post-retirement health care and life insurance benefits are provided to eligible retirees. In the U.S., employees who were not age 50 with 10 years of service as of December 31, 2015 only have access to subsidized retiree health care coverage until eligible for Medicare. Eligible existing and future retirees and covered dependents eligible for Medicare receive an annual contribution to a health reimbursement account to be applied against individual coverage and other eligible expenses.

25.A Risks Associated with Employee Defined Benefit Plans

With the closure of the material defined benefit pension and retiree benefit plans to new entrants, the volatility associated with future service accruals for active members has been limited and will decline over time.

The major risks remaining in relation to past service obligations are increases in liabilities due to a decline in discount rates, greater life expectancy than assumed and adverse asset returns. We have significantly de-risked the investments of our material defined benefit pension plans Company-wide by shifting the pension asset mix away from equities and into more fixed income and liability-matching investments. In 2018, the risk in our UK pension plan was reduced through a buy-in insurance contract protecting the majority of pensioner benefits. The target for our material funded defined benefit plans is to minimize volatility in funded status arising from changes in discount rates and exposure to equity markets.

176	Sun Life Financial Inc. Annual Report 2020 Notes to Consolidated Financial Statements

25.B Defined Benefit Pension and Other Post-Retirement Benefit Plans

The following tables set forth the status of the defined benefit pension and other post-retirement benefit plans:

	2020			2019

	Pension	Other post- retirement	Total	Pension	Other post- retirement	Total

Change in defined benefit obligations:

Defined benefit obligation, January 1	$3,805	$279	$4,084	$3,458	$262	$3,720

Current service cost	58	6	64	52	5	57

Interest cost	110	9	119	123	10	133

Actuarial losses (gains)	278	(1)	277	360	20	380

Benefits paid	(184)	(14)	(198)	(158)	(14)	(172)

Curtailment losses (gains)	—	—	—	1	—	1

Settlements	(5)	—	(5)	—	—	—

Foreign exchange rate movement	(2)	(2)	(4)	(31)	(4)	(35)

Defined benefit obligation, December 31	$4,060	$277	$4,337	$3,805	$279	$4,084

Change in plan assets:

Fair value of plan assets, January 1	$3,596	$—	$3,596	$3,253	$—	$3,253

Administrative expense	(1)	—	(1)	(1)	—	(1)

Interest income on plan assets	102	—	102	115	—	115

Return on plan assets (excluding amounts included in net interest expense)	305	—	305	306	—	306

Employer contributions	97	14	111	111	14	125

Benefits paid	(184)	(14)	(198)	(158)	(14)	(172)

Settlements	(7)	—	(7)	—	—	—

Foreign exchange rate movement	1	—	1	(30)	—	(30)

Fair value of plan assets, December 31	$3,909	$—	$3,909	$3,596	$—	$3,596

Amounts recognized on Statement of Financial Position:

Fair value of plan assets	$3,909	$—	$3,909	$3,596	$—	$3,596

Defined benefit (obligation)	(4,060)	(277)	(4,337)	(3,805)	(279)	(4,084)

Net recognized (liability) asset, December 31	$(151)	$(277)	$(428)	$(209)	$(279)	$(488)

Components of net benefit expense recognized:

Current service cost	$58	$6	$64	$52	$5	$57

Administrative expense	1	—	1	1	—	1

Net interest expense (income)	8	9	17	8	10	18

Curtailment losses (gains)	—	—	—	1	—	1

Settlements	2	—	2	—	—	—

Other long-term employee benefit losses (gains)	—	—	—	—	5	5

Net benefit expense	$69	$15	$84	$62	$20	$82

Remeasurement of net recognized (liability) asset:

Return on plan assets (excluding amounts included in net interest expense)	$305	$—	$305	$306	$—	$306

Actuarial gains (losses) arising from changes in demographic assumptions	(3)	2	(1)	28	1	29

Actuarial gains (losses) arising from changes in financial assumptions	(278)	(19)	(297)	(393)	(18)	(411)

Actuarial gains (losses) arising from experience adjustments	3	18	21	5	2	7

Foreign exchange rate movement	—	2	2	2	4	6

Components of defined benefit costs recognized in Other comprehensive income (loss)	$27	$3	$30	$(52)	$(11)	$(63)

Notes to Consolidated Financial Statements Sun Life Financial Inc. Annual Report 2020	177

25.C Principal Assumptions for Significant Plans

	2020			2019
	Canada %	UK %	U.S. %	Canada %	UK %	U.S. %

To determine defined benefit obligation at end of year:

Discount rate for pension plans	2.70	1.30	2.65	3.00	2.00	3.45

Rate of compensation increase	2.80	n/a	n/a	3.00	n/a	n/a

Pension increases	0.00-0.05	2.95	n/a	0.00-0.15	2.95	n/a

To determine net benefit expense for year:

Discount rate for pension plans	3.00	2.00	3.45	3.60	2.85	4.40

Rate of compensation increase	3.00	n/a	n/a	3.00	n/a	n/a

Pension increases	0.00-0.015	2.95	n/a	0.00-0.15	3.15	n/a

Health care trend rates:

Initial health care trend rate	5.30	n/a	6.50	5.36	n/a	6.50

Ultimate health care trend rate	4.00	n/a	5.00	4.50	n/a	5.00
Year ultimate health care trend rate reached	2040	n/a	2025	2030	n/a	2025

	2020			2019

	Canada	UK	U.S.	Canada	UK	U.S.

Mortality rates:

Life expectancy (in years) for individuals currently at age 65:

Male	23	23	22	23	23	22

Female	25	25	23	25	24	24

Life expectancy (in years) at 65 for individuals currently at age 45:

Male	24	25	23	24	25	24

Female	26	27	25	26	27	25

Average duration (in years) of pension obligation	17.2	17.7	12.7	16.7	16.6	13.4

Discount Rate, Rate of Compensation Increase and Health Care Cost

The major economic assumptions which are used in determining the actuarial present value of the accrued benefit obligations vary by country.

The discount rate assumption used for material plans is determined by reference to the market yields, as of December 31, of high-quality corporate bonds that have terms to maturity approximating the terms of the related obligation. In countries where a deep corporate market does not exist, government bonds are used. Compensation and health care trend assumptions are based on expected long-term trend assumptions which may differ from actual results.

25.D Sensitivity of Key Assumptions

The following table provides the potential impact of changes in key assumptions on the defined benefit obligation for pension and other post-retirement benefit plans as at December 31, 2020. These sensitivities are hypothetical and should be used with caution. The impact of changes in each key assumption may result in greater than proportional changes in sensitivities.

	Pension	Post- retirement benefits

Interest/discount rate sensitivity:(1)

1% decrease	$754	$34

1% increase	$(586)	$(29)

Rate of compensation increase assumption:

1% decrease	$(82)	n/a

1% increase	$86	n/a

Health care trend rate assumption:

1% decrease	n/a	$(13)

1% increase	n/a	$15

Mortality rates:(2)

10% decrease	$98	$6

(1)	Represents a parallel shift in interest rates across the entire yield curve, resulting in a change in the discount rate assumption.
(2)	Represents 10% decrease in mortality rates at each age.

178	Sun Life Financial Inc. Annual Report 2020 Notes to Consolidated Financial Statements

25.E Fair Value of Plan Assets

Composition of fair value of plan assets, December 31:

	2020	2019

Equity investments	3%	3%

Fixed income investments	73%	77%

Real estate investments	7%	7%

Qualifying insurance contract	8%	8%

Other	9%	5%

Total composition of fair value of plan assets	100%	100%

The fair value of our equity investments in 2020 and 2019 are consistent with Level 1 or Level 2 fair value hierarchy. In 2020, 2% of our fixed income investments (3% in 2019) are determined based on valuation techniques consistent with Level 1 of the fair value hierarchy.

The assets of the defined benefit pension plans are primarily held in trust for plan members, and are managed within the provisions of each plan’s investment policies and procedures. Diversification of the investments is used to limit credit, market, and foreign currency risks. We have significantly de-risked the investments of our material defined benefit pension plans by shifting the pension asset mix away from equities and into more fixed income and liability-matching investments. In 2018, the risk in our UK pension plan was reduced through a buy-in insurance contract, protecting the majority of pensioner benefits. The long-term investment objectives of the defined benefit pension plans are to equal or exceed the rate of growth of the liabilities. Over shorter periods, the objective of the defined benefit pension plan investment strategy is to minimize volatility in the funded status. Liquidity is managed with consideration to the cash flow requirements of the liabilities.

25.F Future Cash Flows

The following tables set forth the expected contributions and expected future benefit payments of the defined benefit pension and other post-retirement benefit plans:

	Pension	Post-retirement	Total

Expected contributions for the next 12 months	$84	$ 16	$100

Expected Future Benefit Payments

	2021	2022	2023	2024	2025	2026 to 2030

Pension	$153	$149	$159	$161	$167	$899

Post-retirement	16	16	17	17	18	93

Total	$169	$165	$176	$178	$185	$992

25.G Defined Contribution Plans

We expensed $144 in 2020 ($131 for 2019) with respect to defined contribution plans.

26.Earnings (Loss) Per Share

Details of the calculation of the net income (loss) and the weighted average number of shares used in the earnings per share computations are as follows:

For the years ended December 31,	2020	2019

Common shareholders’ net income (loss) for basic earnings per share	$2,404	$2,618

Add: Increase in income due to convertible instruments(1)	10	10

Common shareholders’ net income (loss) on a diluted basis	$2,414	$2,628

Weighted average number of common shares outstanding for basic earnings per share (in millions)	585	592

Add: Dilutive impact of stock options(2) (in millions)	—	1

Dilutive impact of convertible instruments(1) (in millions)	4	4

Weighted average number of common shares outstanding on a diluted basis (in millions)	589	597

Basic earnings (loss) per share	$4.11	$4.42

Diluted earnings (loss) per share	$4.10	$4.40

(1)	The convertible instruments are the SLEECS B issued by SLCT I.
(2)	Excludes the impact of 1 million stock options for the year ended December 31, 2020 (1 million for the year ended December 31, 2019) because these stock options were anti-dilutive for the period.

Notes to Consolidated Financial Statements Sun Life Financial Inc. Annual Report 2020	179

 27. Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss), net of taxes, are as follows:

		2020			2019

For the years ended December 31,	Balance, beginning of period	Other comprehensive income (loss)	Balance, end of period	Balance, beginning of period	Other comprehensive income (loss)	Balance, end of period

Items that may be reclassified subsequently to income:

Unrealized foreign currency translation gains (losses), net of hedging activities	$1,359	$(204)	$1,155	$1,923	$(564)	$1,359

Unrealized gains (losses) on available-for-sale assets	313	319	632	(56)	369	313

Unrealized gains (losses) on cash flow hedges	(7)	(6)	(13)	(21)	14	(7)

Share of other comprehensive income (loss) in joint ventures and associates	(33)	(9)	(42)	(24)	(9)	(33)

Items that will not be reclassified subsequently to income:

Remeasurement of defined benefit plans	(305)	22	(283)	(263)	(42)	(305)

Revaluation surplus on transfers to investment properties	145	—	145	145	—	145

Total	$1,472	$122	$1,594	$1,704	$(232)	$1,472

Total attributable to:

Participating policyholders	$11	$(6)	$5	$14	$(3)	$11

Shareholders	1,461	128	1,589	1,690	(229)	1,461

Total	$1,472	$122	$1,594	$1,704	$(232)	$1,472

 28. Subsequent Events

On November 18, 2020, we entered into a 15-year exclusive bancassurance partnership with Asia Commercial Joint Stock Bank (“ACB”) effective January 1, 2021. The partnership significantly expands our distribution capabilities and supports our ambition to be a leader in Asia through distribution excellence in higher growth markets. An initial payment of approximately $472 was made in January 2021, based on the contractual terms of the agreement. The initial payment will be capitalized as an intangible asset and will be amortized over the life of the contract based on a units-of-production method.

On December 21, 2020, SLF Inc. announced its intention to redeem all of the outstanding $350 principal amount of Series 2016-1 Subordinated Unsecured 3.10% Fixed/Floating Debentures (the “Debentures”) in accordance with the redemption terms attached to the Debentures. The redemption will be funded from existing cash and liquid assets. The Debentures are redeemable at SLF Inc.’s option on or after February 19, 2021 at a redemption price per Debenture equal to the principal amount together with accrued and unpaid interest to the date of the redemption. SLF Inc. intends to redeem the Debentures on February 19, 2021.

On January 5, 2021, we purchased 51% of Crescent Capital Group LP (“Crescent”), a U.S. based global alternative credit investment manager. Crescent will form part of our Asset Management business segment. On January 5, 2021, total cash consideration of $308 cash was paid. The acquisition will extend SLC Management’s solutions in alternative credit, which will benefit existing and prospective clients. Crescent minority shareholders also have the option to require us to purchase their shares (“put option”) in 2026. We have a call option to acquire the remaining outstanding shares held by these minority shareholders commencing in 2026. The fair value of the put option liability will be accounted for as “other financial liabilities” and any excess over the carrying amounts arising from transactions relating to non-controlling shareholders recorded as a reduction to retained earnings. The agreement also includes contingent payment based on the achievement of certain milestones. Due to the recent close of this transaction, the fair value determination and purchase accounting have not been completed.

180	Sun Life Financial Inc. Annual Report 2020 Notes to Consolidated Financial Statements

Sources of Earnings

The following is provided in accordance with the OSFI guideline requiring Sources of Earnings (SOE) disclosure. SOE is a non-International Financial Reporting Standard (IFRS) financial measure. There is no standard SOE methodology. The calculation of SOE is dependent on, and sensitive to, the methodology, estimates, and assumptions used.

SOE identifies various sources of IFRS net income. It provides an analysis of the difference between actual net income and expected net income based on business in-force and assumptions made at the beginning of the reporting period. The terminology used in the discussion of sources of earnings is described below:

Expected profit on in-force business

The portion of the consolidated pre-tax net income on business in-force at the start of the reporting period that was expected to be realized based on the achievement of the best estimate assumptions made at the beginning of the reporting period. Expected profit for asset management companies is set equal to their pre-tax net income.

Impact of new business

The point-of-sale impact on pre-tax net income of writing new business during the reporting period. Issuing new business may produce a gain or loss at the point-of sale, primarily because valuation assumptions are different than pricing assumptions and/or actual acquisition expenses may differ from those assumed in pricing. For example, new business losses in individual life insurance would emerge where valuation margins and acquisition expenses are relatively high.

Experience gains and losses

Pre-tax gains and losses that are due to differences between the actual experience during the reporting period and the best estimate assumptions at the start of the reporting period.

Management actions and changes in assumptions

Impact on pre-tax net income resulting from changes in actuarial methods and assumptions or other management actions.

Other

Impact on pre-tax net income not addressed under the previous categories. Examples include acquisition/integration/restructuring and other related costs.

Sources of Earnings Sun Life Financial Inc. Annual Report 2020	181

For the Year Ended December 31, 2020 (in millions of Canadian dollars)	Sun Life Canada	Sun Life U.S.	Sun Life Asset Mgmt	Sun Life Asia	Corporate	Total

Expected Profit on In-force Business	1,107	537	1,541	558	(147)	3,596

Impact of New Business	105	17	—	(77)	—	45

Experience Gains and Losses	(401)	74	—	14	(27)	(340)

Management Actions and Changes in Assumptions	43	(397)	—	99	41	(214)

Other	4	(6)	(216)	(8)	(64)	(290)

Earnings on Operations (pre-tax)	858	225	1,325	586	(197)	2,797

Earnings on Surplus	105	88	—	139	149	481

Earnings before Income Taxes	963	313	1,325	725	(48)	3,278

Income Taxes	(50)	(56)	(334)	(44)	(2)	(486)

Earnings before Non-controlling Interests, Participating Policyholders’ Net Income and Preferred Share Dividends	913	257	991	681	(50)	2,792

Less:

Non-controlling Interests	—	—	11	—	—	11

Participating Policyholders’ Net Income	196	—	—	87	—	283

Preferred Share Dividends	—	—	—	—	94	94

Common Shareholders’ Net Income (Loss)	717	257	980	594	(144)	2,404

For the Year Ended December 31, 2020 (in millions of Canadian dollars)	Sun Life Canada	Sun Life U.S.	Sun Life Asset Mgmt	Sun Life Asia	Corporate	Total

Expected Profit on In-force Business	968	486	1,330	538	(134)	3,188

Impact of New Business	91	6	—	(113)	—	(16)

Experience Gains and Losses	(87)	55	3	(1)	(43)	(73)

Management Actions and Changes in Assumptions	(24)	(369)	—	37	229	(127)

Other	—	(26)	(174)	(2)	(35)	(237)

Earnings on Operations (pre-tax)	948	152	1,159	459	17	2,735

Earnings on Surplus	124	34	—	173	169	500

Earnings before Income Taxes	1,072	186	1,159	632	186	3,235

Income Taxes	(15)	(28)	(262)	(51)	64	(292)

Earnings before Non-controlling Interests, Participating Policyholders’ Net Income and Preferred Share Dividends	1,057	158	897	581	250	2,943

Less:

Non-controlling Interests	—	—	—	—	—	—

Participating Policyholders’ Net Income	174	(5)	—	61	—	230

Preferred Share Dividends	—	—	—	—	95	95

Common Shareholders’ Net Income (Loss)	883	163	897	520	155	2,618

182	Sun Life Financial Inc. Annual Report 2020 Sources of Earnings

Analysis of results

For the year ended December 31, 2020, the pre-tax expected profit on in-force business of $3,596 million was $408 million higher than 2019. The increase in expected profit was largely driven by higher net income from acquisitions in SLC Management, higher average net assets (“ANA”) in MFS, business growth in Canada, US, and Asia, expense management, as well as favourable currency impacts from the change in the Canadian dollar relative to foreign currencies.

The new business gain in 2020 was $45 million, $61 million higher than 2019. The change was mainly driven by strong sales in Asia International Hubs and more favourable pricing in Canada insurance.

The 2020 experience loss of $340 million pre-tax was primarily due to unfavourable impacts from interest rates, equities, changes in the fair value of investment properties, and expenses. This is partially offset by favourable gains from investing activities on insurance contract liabilities and morbidity experience.

For the year 2020, management actions and changes in assumptions resulted in a pre-tax loss of $214 million. In Canada, the pre-tax gain of $43 million reflected favourable group disability government pension plan offsets and favourable investment related assumption updates offset partially by unfavourable mortality impacts in Individual life and health. In the US, the pre-tax loss of $397 million reflected unfavourable updates to mortality and lapse and policyholder behaviour, and a new reinsurance arrangement in In-force Management. In Asia, the pre-tax gain of $99 million reflected favourable method and model updates. In Corporate, the pre-tax gain of $41 million reflected minor updates in the U.K.

Other in 2020 resulted in a pre-tax loss of $290 million. In Asset Management, the loss of $216 million was related to fair value adjustments on MFS’s share-based payment awards and acquisition and integration costs in SLC Management related to the InfraRed acquisition and Crescent acquisition. In Corporate, the loss of $64 million was due to various projects to simplify our organizational structure and drive efficiencies.

Net pre-tax earnings on surplus of $481 million in 2020 was $19 million lower than a year ago. The change was mainly due to lower net investment income.

Sources of Earnings Sun Life Financial Inc. Annual Report 2020	183

Board of Directors and Executive Team

Board of Directors

All directors of Sun Life Financial Inc. are also directors of Sun Life Assurance Company of Canada. The Board has determined that all directors other than Dean A. Connor and Kevin D. Strain are independent directors.

William D. Anderson, FCPA, FCA	Ashok K. Gupta, FFA(3)(4)	Scott F. Powers(1)(2)
Chair of the Board, Sun Life	Corporate Director	Corporate Director

Dean A. Connor	M. Marianne Harris(3)(4)	Hugh D. Segal, OC, OONT, CD(1)(2)
Chief Executive Officer, Sun Life	Corporate Director	Corporate Director

Stephanie L. Coyles(1)(2)	Sara Grootwassink Lewis, CPA, CFA(1)(2)	Kevin D. Strain, CPA
Corporate Director	Corporate Director	President & Chief Financial Officer, Sun Life

Martin J. G. Glynn(3)(4)	James M. Peck(3)(4)
Corporate Director	Corporate Director	Barbara G. Stymiest, FCPA, FCA(1)(4)
Corporate Director

(1)	Member of Audit Committee
(2)	Member of Governance, Investment & Conduct Review Committee
(3)	Member of Management Resources Committee
(4)	Member of Risk Committee

Additional information on the directors and a report on the Board’s corporate governance processes and practices are available in the 2021 Management Information Circular, on sunlife.com and on www.sedar.com.

Executive Team

Dean A. Connor	Jacques Goulet	Helena J. Pagano
Chief Executive Officer	President, Sun Life Canada	Executive Vice-President, Chief Human
Resources & Communications Officer
Linda M. Dougherty	Léo M. Grépin
Executive Vice-President,	President, Sun Life Asia	Stephen C. Peacher
Corporate Strategy & Global Marketing		President, SLC Management

Melissa J. Kennedy
Daniel R. Fishbein	Executive Vice-President,	Mark S. Saunders
President, Sun Life U.S.	Chief Legal Officer & Public Affairs	Executive Vice-President,
Enterprise Services
Colm J. Freyne	Laura A. Money
Executive Vice-President &	Executive Vice-President	Kevin D. Strain
Chief Risk Officer	& Chief Information Officer	President & Chief Financial Officer

As of March 1, 2021

184	Sun Life Financial Inc. Annual Report 2020 Board of Directors and Executive Team

Sun Life Financial Inc. – Subsidiaries and Associates

The following table lists the direct and indirect subsidiaries of Sun Life Financial Inc. (“SLF Inc.”) as at December 31, 2020 and provides the book values (in millions of Canadian dollars, based on the equity method) of the shares of those subsidiaries that are principal operating subsidiaries. The table also lists significant joint venture entities in which SLF Inc. directly or indirectly holds 50% or less of the issued and outstanding voting securities. Subsidiaries which are inactive or which have been set up for the sole purpose of holding investments are not listed in the table.

Company	Jurisdiction of Formation	Book Value of Shares Owned	Per cent of Voting Shares Owned by SLF Inc.
Sun Life Assurance Company of Canada	Canada	21,571	100%
Annemasse Boisbriand Holdings L.P.	Manitoba, Canada		100%
BestServe Financial Limited	Hong Kong	115	100%
Country Lane Enterprises Ltd.	British Columbia, Canada		100%
Dental Health Alliance, L.L.C.	Delaware, USA		100%
Denticare of Alabama, Inc.	Alabama, USA		100%
PT. Sun Life Financial Indonesia	Indonesia	172	100%
PT. Sun Life Indonesia Services	Indonesia		100%
SL Insurance (Hungary) Finance No. 2 Kft	Hungary		100%
SL Investment US-RE Holdings 2009-1, Inc.	Delaware, USA		100%
SLA US Real Estate Holdings, Inc.	Delaware, USA		100%
SLF of Canada UK Limited	England and Wales		100%
Sun Life Assurance Company of Canada (U.K.) Limited	England and Wales	873	100%
Barnwood Properties Limited	England and Wales		100%
Sun Life of Canada UK Holdings Limited	England and Wales		100%
Laurtrust Limited	England and Wales		100%
SLFC Services Company (UK) Limited	England and Wales		100%
Solidify Software, LLC	Kansas, USA		100%
Sun Life (Bermuda) Finance No. 2 LLC	Bermuda		100%
Sun Life (Luxembourg) Finance No. 2 SARL	Luxembourg		100%
Sun Life (India) AMC Investments Inc.	Canada		100%
Aditya Birla Sun Life AMC Limited	India		49%
Sun Life and Health Insurance Company (U.S.)	Michigan, USA	461	100%
Sun Life Capital Trust	Ontario, Canada		100%
Sun Life Everbright Life Insurance Company Limited	Tianjin, People’s Republic of China		24.99%
Sun Life Financial (India) Insurance Investments Inc.	Canada		100%
Aditya Birla Sun Life Insurance Company Limited	India		49%
Sun Life Financial Asia Services Limited	Hong Kong		100%
Sun Life Financial Distributors (Canada) Inc.	Canada	15	100%
Sun Life Financial International Holdings (MC), LLC	Delaware, USA		100%
Sun Life Financial Investment Services (Canada) Inc.	Canada	71	100%
Sun Life Financial Investments (Bermuda) Ltd.	Bermuda		100%
Sun Life Financial of Canada (U.K.) Overseas Investments Limited	England and Wales		100%
Sun Life of Canada (Netherlands) B.V.	Netherlands		100%
Sun Life Financial Philippine Holding Company, Inc.	Philippines		100%
Sun Life Grepa Financial, Inc.	Philippines		49%
Sun Life Investment Management and Trust Corporation	Philippines		100%
Sun Life of Canada (Philippines), Inc.	Philippines	1,452	100%
Sun Life Asset Management Company, Inc.	Philippines		100%
Sun Life Financial Plans, Inc.	Philippines		100%
Sun Life Financial Trust Inc.	Canada	128	100%
Sun Life Hong Kong Limited	Bermuda	2,226	100%
Sun Life Asset Management (HK) Limited	Hong Kong		100%
Sun Life Financial Holdings (HK) Limited	Hong Kong		100%
Sun Life Hong Kong Services Limited	Hong Kong		100%
Sun Life Investment Holdings (HK) Limited	Hong Kong		100%

Subsidiary and Affiliate Companies of Sun Life Financial Inc. Sun Life Financial Inc. Annual Report 2020	185

Company	Jurisdiction of Formation	Book Value of Shares Owned	Per cent of Voting Shares Owned by SLF Inc.
Sun Life Management Holdings (HK) Limited	Hong Kong		100%
Sun Life Pension Trust Limited	Hong Kong		100%
Sun Life Trustee Company Limited	Hong Kong		100%
Sun Life India Service Centre Private Limited	India		100%
Sun Life Information Services Canada, Inc.	Canada		100%
Sun Life Information Services Ireland Limited	Republic of Ireland		100%
Sun Life Insurance (Canada) Limited	Canada	1,926	100%
SLI General Partner Limited	Canada		100%
SLI Investments LP	Manitoba, Canada		100%
6425411 Canada Inc.	Canada		100%
Sun Life Investments LLC	Delaware, USA		100%
SLI US Real Estate Holdings, Inc.	Delaware, USA		100%
Sun Life Malaysia Assurance Berhad	Malaysia		49%
Sun Life Malaysia Takaful Berhad	Malaysia		49%
Sun Life Vietnam Insurance Company Limited	Vietnam	777	100%
UDC Dental California, Inc.	California, USA		100%
UDC Ohio, Inc.	Ohio, USA		100%
Union Security DentalCare of Georgia, Inc.	Georgia, USA		100%
Union Security DentalCare of New Jersey, Inc.	New Jersey, USA		100%
United Dental Care of Arizona, Inc.	Arizona, USA		100%
United Dental Care of Colorado, Inc.	Colorado, USA		100%
United Dental Care of Missouri, Inc.	Missouri, USA		100%
United Dental Care of New Mexico, Inc.	New Mexico, USA		100%
United Dental Care of Texas, Inc.	Texas, USA		100%
United Dental Care of Utah, Inc.	Utah, USA		100%
10851744 Canada Inc.	Canada		100%
10851779 Canada Inc.	Canada		100%
11096800 Canada Inc.	Canada		100%
6965083 Canada Inc.	Canada		100%
7037457 Canada Inc.	Canada		100%
7647913 Canada Inc.	Canada		100%
7647930 Canada Inc.	Canada		100%
Sun Life Global Investments Inc.	Canada		100%
BK Canada Holdings Inc.	Canada		100%
BentallGreenOak (Canada) GP Ltd.	Canada		100%
BentallGreenOak (Canada) Limited Partnership	British Columbia, Canada	380	56%
Bentall Property Services (Ontario) Ltd.	Ontario, Canada		56%
BentallGreenOak Global Cities Fund GP Inc.	Canada		56%
BGO Capital (Canada) Inc.	Canada		56%
BGO Holdings (Cayman), LP	Cayman Islands	90	56%
BentallGreenOak Advisors (Hong Kong) Limited	Hong Kong		56%
BentallGreenOak Advisors (Korea) Limited	Republic of Korea		56%
GreenOak India Investment Advisors Private Limited	Mumbai, India		56%
GreenOak Investment Management K.K.	Japan		56%
GreenOak Real Estate Advisors (Jersey) Limited	Jersey, Channel Islands		56%
GreenOak Real Estate Services Ltd.	England and Wales		56%
BentallGreenOak Advisors (UK) LLP	England and Wales		56%
BentallGreenOak Advisors (Italy) S.r.l.	Italy		56%
BentallGreenOak Asset Management (Germany) GmbH	Germany		56%
GreenOak Management Services Sàrl	Luxembourg		56%
GreenOak Real Estate Advisors (Spain) S.L.	Madrid, Spain		56%
BGO Luxembourg Holdings Ltd.	Canada		56%
BGO Prime GP Holdco Inc.	Canada		56%

186	Sun Life Financial Inc. Annual Report 2020 Subsidiary and Affiliate Companies of Sun Life Financial Inc.

Company	Jurisdiction of Formation	Book Value of Shares Owned	Per cent of Voting Shares Owned by SLF Inc.
BentallGreenOak Prime Investments Trustee Inc.	Canada		56%
BGO Real Property Services (Canada) Inc.	Canada		56%
SynchroSERV Inc.	Canada		56%
SynchroSERV Limited Partnership	British Columbia, Canada		56%
0936543 BC Ltd.	British Columbia, Canada		56%
SLGI Asset Management Inc.	Canada	154	100%
Sun Life 2007-1 Financing Corp.	Canada		100%
Sun Life (Bermuda) Finance No. 1 Ltd.	Bermuda		100%
Sun Life (Hungary) Finance No. 1 Kft	Hungary		100%
Sun Life (Luxembourg) Finance No. 1 SARL	Luxembourg		100%
Sun Life Assurance Company of Canada - U.S. Operations Holdings, Inc.	Delaware, USA		100%
SL Finance 2007-1, Inc.	Delaware, USA		100%
SL Investment 2007-1 ULC	Nova Scotia, Canada		100%
Sun Life (U.S.) HoldCo 2020, Inc.	Delaware, USA		100%
InfraRed (UK) Holdco 2020 Ltd.	England and Wales		100%
InfraRed Partners LLP	England and Wales	707	80%
InfraRed Capital Partners (HK) Limited	Hong Kong		80%
InfraRed Capital Partners (Holdco) Limited	England and Wales		80%
Agincourt (2) GP LLP	England and Wales		80%
InfraRed (Infrastructure) Capital Partners Limited	England and Wales		80%
Infrastructure Investments General Partner Limited	England and Wales		80%
InfraRed Active Real Estate III General Partner LLP	England and Wales		80%
InfraRed Active Real Estate IV General Partner LLP	England and Wales		80%
InfraRed Capital Partners (Australia) Pty Limited	Victoria, Australia		80%
InfraRed Capital Partners (GP Holdco) Limited	England and Wales		80%
InfraRed Capital Partners (US) LLC	Delaware, USA		80%
InfraRed Capital Partners Limited	England and Wales		80%
InfraRed Capital Partners México S de RL de CV	Mexico		80%
InfraRed Environmental Infrastructure GP Limited	England and Wales		80%
InfraRed ETF GPLP Limited	England and Wales		80%
InfraRed ETF UGP Limited	England and Wales		80%
InfraRed European Active Real Estate Fund Trustee Limited	England and Wales		80%
InfraRed European Active Real Estate General Partner Limited	England and Wales		80%
InfraRed European Infrastructure Income 4 General Partner LLP	England and Wales		80%
InfraRed European Infrastructure Income 4 General Partner S.à.r.l.	Luxembourg		80%
InfraRed Indochina Investments GP Ltd	England and Wales		80%
InfraRed Infrastructure (Colombia) GP Limited	Scotland		80%
InfraRed Infrastructure III General Partner Limited	England and Wales		80%
InfraRed Infrastructure RAM GP Limited	Scotland		80%
InfraRed Infrastructure V General Partner LLP	England and Wales		80%
InfraRed Infrastructure Yield General Partner Limited	England and Wales		80%
InfraRed Principal Book (GP) Limited	England and Wales		80%
InfraRed UK Retail General Partner 2 Limited	England and Wales		80%
InfraRed UK Retail General Partner Limited	England and Wales		80%
InfraRed UK Tiger GP Limited	England and Wales		80%
IRAF Anni GP LLP	England and Wales		80%
IRAF UK Dragon GP Limited	England and Wales		80%
IRAF UK Pan GP Limited	England and Wales		80%
IULIF (No 1) GP Limited	England and Wales		80%
IULIF Managing Trustee Limited	Guernsey		80%
Paternoster General Partner LLP	Scotland		80%
Paternoster Intermediate (GP) Limited	England and Wales		80%
Paternoster IRAFIII CI GP Limited	Guernsey		80%

Subsidiary and Affiliate Companies of Sun Life Financial Inc. Sun Life Financial Inc. Annual Report 2020	187

Company	Jurisdiction of Formation	Book Value of Shares Owned	Per cent of Voting Shares Owned by SLF Inc.
Paternoster IRAFIV CI GP Limited	Guernsey		80%
Paternoster IRIFV CI GP Limited	Guernsey		80%
Waterloo Place (1) GP LLP	England and Wales		80%
Waterloo Place (2) GP LLP	England and Wales		80%
Sun Life (UK) Designated Member Ltd.	England and Wales		100%
Sun Life Financial (Bermuda) Reinsurance Ltd.	Bermuda		100%
Sun Life Financial (Japan), Inc.	Delaware, USA		100%
Sun Life Financial (U.S.) Holdings, Inc.	Delaware, USA		100%
Sun Life Financial (U.S.) Investments LLC	Delaware, USA		100%
Sun Life Institutional Distributors (U.S.) LLC	Delaware, USA	1	100%
Sun Life Investment Management U.S., Inc.	Delaware, USA		100%
BentallGreenOak (U.S.) GP LLC	Delaware, USA		100%
BentallGreenOak (U.S.) Limited Partnership	Delaware, USA	484	56%
BGO Corporate Holdings (US) LLC	Delaware, USA		56%
BGO US Mortgages Inc.	California, USA		56%
SLCAL, Inc.	Delaware, USA		56%
Rushmore Partners LLC	Delaware, USA		56%
NewTower Trust Company	Maryland, USA		56%
NewTower Management GP LLC	Delaware, USA		56%
NewTower Management LLC	Delaware, USA		56%
BGO US Real Estate LP	Delaware, USA		56%
BentallGreenOak Real Estate Advisors LP	Delaware, USA		56%
BentallGreenOak Real Estate GP LLC	Delaware, USA		56%
BentallGreenOak Real Estate US LLC	Delaware, USA		56%
BKUS Institutional Logistics Coinvestment LLC	California, USA		56%
GO Equity GP LLC	Delaware, USA		100%
GO Europe Advisor LP	Cayman Islands		100%
GreenOak Japan GP Ltd.	Cayman Islands		100%
GreenOak Asia Advisor LP	Cayman Islands		100%
Sun Life Capital Management (U.S.) LLC	Delaware, USA	128	100%
SLC Management TALF GP, LLC	Delaware, USA		100%
SLC Management TALF Partners Fund 2, L.P.	Delaware, USA		100%
SLC Management TIPS Partners Management, LLC	Delaware, USA		100%
SLC Management TIPS Partners, L.P.	Delaware, USA		100%
SLC Management U.S. Private Credit GP, LLC	Delaware, USA		100%
SLC Management U.S. Intermediate Investment Grade Private Credit Fund, L.P.	Delaware, USA		100%
Sun Life of Canada (U.S.) Financial Services Holdings, Inc.	Delaware, USA		99.92%
Massachusetts Financial Services Company	Delaware, USA	725	95.41%
MFS Development Funds, LLC	Delaware, USA		95.41%
MFS Exchange LLC	Delaware, USA		95.41%
MFS Fund Distributors, Inc.	Delaware, USA		95.41%
MFS Heritage Trust Company	New Hampshire, USA		95.41%
MFS Institutional Advisors, Inc.	Delaware, USA		95.41%
MFS Investment Management Canada Limited	Canada		95.41%
3060097 Nova Scotia Company	Nova Scotia, Canada		95.41%
MFS International Ltd.	Bermuda		95.41%
MFS do Brasil Desenvolvimento de Mercado Ltda.	Brazil		95.41%
MFS International (Chile) SpA	Chile		95.41%
MFS International (Hong Kong) Limited	Hong Kong		95.41%
MFS International Holdings Pty Ltd	Sydney, Australia		95.41%
MFS Financial Management Consulting (Shanghai) Co., Ltd.	Shanghai, People’s Republic of China		95.41%
MFS International (U.K.) Limited	England and Wales		95.41%

188	Sun Life Financial Inc. Annual Report 2020 Subsidiary and Affiliate Companies of Sun Life Financial Inc.

Company	Jurisdiction of Formation	Book Value of Shares Owned	Per cent of Voting Shares Owned by SLF Inc.
MFS International Switzerland GmbH	Switzerland		95.41%
MFS International Australia Pty Ltd	Victoria, Australia		95.41%
MFS International Singapore Pte. Ltd.	Singapore		95.41%
MFS Investment Management Company (LUX) S.à.r.l.	Luxembourg		95.41%
MFS Investment Management K.K.	Japan		95.41%
MFS Service Center, Inc.	Delaware, USA		95.41%
Sun Life of Canada (U.S.) Holdings, Inc.	Delaware, USA		100%
DailyFeats, Inc.	Delaware, USA		100%
Disability Reinsurance Management Services, Inc.	Delaware, USA		100%
Independence Life and Annuity Company	Delaware, USA	349	100%
Sun Life Financial (U.S.) Reinsurance Company II	Delaware, USA		100%
Professional Insurance Company	Texas, USA	65	100%
Sun Canada Financial Co.	Delaware, USA		100%
Sun Life Administrators (U.S.), Inc.	Delaware, USA		100%
Sun Life Financial (U.S.) Delaware Finance 2020, LLC	Delaware, USA		100%
Sun Life Financial (U.S.) Delaware Finance, LLC	Delaware, USA		100%
Sun Life Financial (U.S.) Reinsurance Company	Michigan, USA		100%
Sun Life Financial (U.S.) Services Company, Inc.	Delaware, USA	80	100%
The Premier Dental Group, Inc.	Minnesota, USA		100%
Landmark Dental Alliance, Inc.	Minnesota, USA		100%
Vuzion, Inc.	Minnesota, USA		100%
Sun Life Financial Distributors, Inc.	Delaware, USA		100%
Sun Life Capital Management (Canada) Inc.	Canada	19	100%
BGO Mortgage Services Canada Inc.	Canada		100%
12172330 Canada Inc.	Canada		100%
12172364 Canada Inc.	Canada		100%
6324983 Canada Inc.	Canada		100%

Subsidiary and Affiliate Companies of Sun Life Financial Inc. Sun Life Financial Inc. Annual Report 2020	189

Major Offices

The following is contact information for Sun Life’s major offices and affiliates around the world. For inquiries and customer service, please contact the appropriate office in your area.

Sun Life Financial Inc.

Corporate Office

1 York Street

Toronto, Ontario

Canada M5J 0B6

Website: sunlife.com

Sun Life Canada

Canadian Headquarters

227 King Street South

Waterloo, Ontario

Canada N2J 1R2

Tel: 519-888-2290

Clients: 1-877-SUN-LIFE /

1-877-786-5433

Website: sunlife.ca

Montreal Office

1155 Metcalfe Street

Montreal, Quebec

Canada H3B 2V9

Tel: 514-866-6411

Website: sunlife.ca

Sun Life U.S.

One Sun Life Executive Park

Wellesley Hills, Massachusetts

USA 02481

Clients: 1-800-SUN-LIFE /

1-800-786-5433

Website: sunlife.com/us

Sun Life Financial International

Washington House, 3rd Floor

16 Church Street

Hamilton HM 11

Bermuda

Tel: 441-294-6050 / 1-800-368-9428

Website: sunlife.com/international

Sun Life UK

Matrix House

Basing View, Basingstoke

Hampshire

United Kingdom RG21 4DZ

Clients: 0345-072-0223

Website: sloc.co.uk

Sun Life Asia

Sun Life Asia Regional Office

Level 14

14 Taikoo Wan Road

Taikoo Shing, Hong Kong

Tel: (852) 2918-3888

China

Sun Life Everbright Life Insurance

Company Limited

Room 1903, Block B, Shouke Building,

Building 2, No.14 Courtyard

West Third Ring South Road

Fengtai District

Beijing, China 100073

Tel: (8610) 5912-8042

Website: sunlife-everbright.com

Sun Life Assurance Company of Canada

Beijing Representative Office

Suite A01, 10th Floor, Tower AB

Office Park, No.10 Jintong West Road

Chaoyang, Beijing, China

Tel: (8610) 8590-6500

Hong Kong, SAR

Sun Life Hong Kong Limited

(Incorporated in Bermuda with limited

liability)

16/F, Cheung Kei Center Tower A,

No. 18 Hung Luen Road,

Hunghom,

Kowloon, Hong Kong

Tel: (852) 2103-8888

Clients: (852) 2103-8928

Website: sunlife.com.hk

India

Aditya Birla Sun Life Insurance

Company Limited

One World Centre, Tower 1

16th Floor

Jupiter Mill Compound

841, Senapati Bapat Marg

Elphinstone Road

Mumbai, India 400 013

Tel: 1-800-270-7000 in India

91-22-6723-9100 outside India

Website:

lifeinsurnace.adityabirlacapital.com

Aditya Birla Sun Life Asset Management

Company Limited

One World Centre, Tower 1

17th Floor

Jupiter Mill Compound

841, Senapati Bapat Marg

Elphinstone Road

Mumbai, India 400 013

Tel: 91-22-4356-8000

Website:

mutualfund.adityabirlacapital.com

Sun Life Assurance Company of Canada

India Representative Office

Mumbai

Tel: 91-22-4356-9124

Indonesia

PT Sun Life Indonesia

Menara Sun Life Lantai 12

JI Dr Ide Anak Agung Gde Agung Blok 6.3

Kawasan Mega Kuningan

Jakarta, Selatan 12950

Indonesia

Tel: (6221) 5289-0000

Clients: (6221) 1500-786

Website: sunlife.co.id

Malaysia

Sun Life Malaysia Assurance Berhad

Sun Life Malaysia Takaful Berhad

Level 11, 338 Jalan Tuanku Abdul Rahman

50100 Kuala Lumpur

Malaysia

Tel: (603) 2612-3600 Website:

sunlifemalaysia.com

Philippines

Sun Life Philippines

Sun Life Centre

5th Avenue cor. Rizal Drive

Bonifacio Global City

Taguig City, 1634

Metro Manila, Philippines

Tel: (632) 8849-8888

Website: sunlife.com.ph

Sun Life Grepa

6/F Grepalife Building

221 Sen. Gil J. Puyat Avenue

Makati City 1203

Philippines

Tel: (632) 8866-6800, 8849-9633

Website: sunlifegrepa.com

Singapore

Sun Life Assurance Company of Canada

Singapore Branch

One Raffles Quay

#10-03 North Tower

Singapore 048583

Tel: +65-6223-1102

Website: sunlife.com.sg

Vietnam

Sun Life Vietnam Insurance Company

Limited

Vietcombank Tower, 29th Floor

5 Me Linh Square, District 1

Ho Chi Minh City, Vietnam

Tel: (848) 6298-5888

Website: sunlife.com.vn

190	Sun Life Financial Inc. Annual Report 2020 Major Offices

MFS Investment Management

111 Huntington Avenue

Boston, Massachusetts

USA 02199

Tel: 617-954-5000

Toll-free in Canada and U.S.:

1-800-343-2829

Website: mfs.com

Sun Life Global Investments (Canada) Inc.

1 York Street

Toronto, Ontario

Canada M5J 0B6

Tel: 1-877-344-1434

Website: sunlifeglobalinvestments.com

SLC Management

Canadian Headquarters

1 York Street, Suite 1100

Toronto, Ontario

Canada M5J 0B6

Email: info@slcmanagement.com

Website: slcmanagement.com

U.S. Headquarters

One Sun Life Executive Park

Wellesley Hills, Massachusetts

USA 02481

Email: info@slcmanagement.com

Website: slcmanagement.com

BentallGreenOak

Canadian Headquarters

1 York Street, Suite 1100

Toronto, Ontario

Canada M5J 0B6

Tel: 416-681-3400

Website: bentallgreenoak.com

U.S. Headquarters

285 Madison Avenue, Suite 1800

New York, NY

USA 10017

Tel: 212-359-7800

Website: bentallgreenoak.com

InfraRed Capital Partners

Level 7

One Bartholomew Close, Barts Square

London EC1A 7BL

United Kingdom

Tel: 44 (0)20 7484 1800

Email: Elondon@ircp.com

Website: ircp.com

Crescent Capital Group

11100 Santa Monica Boulevard,

Suite 2000

Los Angeles, CA

USA 90025

Tel: 310-235-5900

Website: crescentcap.com

Major Offices Sun Life Financial Inc. Annual Report 2020	191

Notes

192	Sun Life Financial Inc. Annual Report 2020 Notes

CORPORATE AND SHAREHOLDER INFORMATION Corporate office Sun Life Financial Inc. 1 York Street Toronto, Ontario Canada M5J 0B6 Tel: 416-979-9966 Website: www.sunlife.com Investor Relations For financial analysts, portfolio managers and institutional investors requiring information, please contact: Investor Relations Fax: 416-979-4080 Email: investor.relations@sunlife.com Please note that financial information can also be obtained from www.sunlife.com. Transfer agent For information about your shareholdings, dividends, change in share registration or address, estate transfers, lost certificates, or to advise of duplicate mailings, please contact the Transfer Agent in the country where you reside. If you do not live in any of the countries listed, please contact the Canadian Transfer Agent. Canada AST Trust Company (Canada) P.O. Box 700 Station B Montreal, Quebec Canada H3B 3K3 Within North America: Tel: 1-877-224-1760 Outside of North America: Tel: 416-682-3865 Fax: 1-888-249-6189 Email: sunlifeinquiries@astfinancial.com Website: www.astfinancial.com/ca-en Shareholders can view their account details using AST Trust Company (Canada)’s Internet service, Investor Central. Register at https://www.astfinancial.com/ca-en/login United States American Stock Transfer & Trust Company, LLC 6201 15th Ave. Brooklyn, NY 11219 Tel: 1-877-224-1760 Email: sunlifeinquiries@astfinancial.com United Kingdom Link Group 10th Floor Central Square 29 Wellington Street Leeds LS1 4DL Tel: +44 (0) 345-602-1587 Email: shareholderenquiries@linkgroup.co.uk Philippines Rizal Commercial Banking Corporation (RCBC) RCBC Stock Transfer Processing Section Ground Floor, West Wing, GPL (Grepalife) Building, 221 Senator Gil Puyat Avenue Makati City, 1200, Philippines From Metro Manila: 632-5318-8567 From the Provinces: 1-800-1-888-2422 Email: rcbcstocktransfer@rcbc.com Hong Kong, SAR Computershare Hong Kong Investor Services Limited 17M Floor, Hopewell Centre 183 Queen’s Road East Wanchai, Hong Kong Tel: 852-2862-8555 Email: hkinfo@computershare.com.hk Shareholder services For shareholder account inquiries, please contact the Transfer Agent in the country where you reside, or Shareholder Services: Fax: 416-598-3121 English Email: shareholderservices@sunlife.com French Email: servicesauxactionnaires@sunlife.com 2021 dividend dates Common Shares Record dates Payment dates March 1, 2021 March 31, 2021 May 26, 2021* June 30, 2021* August 25, 2021* September 30, 2021* November 24, 2021* December 31, 2021* *Subject to approval by the Board of Directors Direct deposit of dividends Common shareholders residing in Canada or the U.S. may have their dividend payments deposited directly into their bank account. The Request for Electronic Payment of Dividends Form is available for downloading from the AST Trust Company (Canada) website, www.astfinancial.com/ca-en, or you can contact AST Trust Company (Canada) to have a form sent to you. Canadian dividend reinvestment and share purchase plan Canadian-resident common shareholders can enroll in the Dividend Reinvestment and Share Purchase Plan. For details visit our website at sunlife.com or contact the Plan Agent, AST Trust Company (Canada) at sunlifeinquiries@astfinancial.com Stock exchange listings Sun Life Financial Inc. common shares are listed on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges. Ticker Symbol: SLF Sun Life Financial Inc. Class A Preferred Shares are listed on the Toronto Stock Exchange (TSX). Ticker Symbols: Series 1 – SLF.PR.A Series 8R – SLF.PR.G Series 2 – SLF.PR.B Series 9QR – SLF.PR.J Series 3 – SLF.PR.C Series 10R – SLF.PR.H Series 4 – SLF.PR.D Series 11QR – SLF.PR.K Series 5 – SLF.PR.E Series 12R – SLF.PR.I 2021 Annual Meeting The Annual Meeting will be held on: Date: Wednesday, May 5, 2021 Time: 5:00 p.m. (Toronto Time) Place: Virtual only meeting via live audio webcast online at https://web.lumiagm.com/447957232 Password: ”sunlife2021” (case sensitive) For information about the Sun Life Group of Companies, corporate news and financial results, please visit sunlife.com. Sun Life Financial Inc. | 2020 A N N U A L R E P O R T 193

SunLife Life’s brighter under the sun 2020 Being a sustainable company is essential to our overall business success. Learn more at sunlife.com/sustainability 2021 GLOBAL100 1 York Street, Toronto, ON Canada, M5J 0B6 sunlife.com